Exhibit 99.3

Ferrari N.V.

2015 ANNUAL REPORT

Board of Directors and Auditors

Board of Directors

Chairman

Sergio Marchionne

Chief Executive Officer

Amedeo Felisa

Directors

Piero Ferrari

Louis C. Camilleri

Eddy Cue

Sergio Duca

Giuseppina Capaldo

Elena Zambon

Independent Auditors

Ernst & Young Accountants LLP

Letter from the Chairman

Shareholders,

2015 was a momentous year for Ferrari: We set the Company on course for independence from Fiat Chrysler Automobiles to allow it to realize its full potential and unlock greater value for shareholders. After an intense roadshow, we took 10% of the Company public with the ticker RACE on the New York Stock Exchange on October 21st. The excitement and media attention the IPO drew was an undeniable testimony of the power of the Ferrari brand.

We remain committed to preserving the exclusivity of the Ferrari brand and to upholding Enzo Ferrari’s tenet to produce “one car less than what the market demands”. However, we will seize the opportunities the market offers and believe that the demand for Ferrari is robust and growing. Therefore, if market conditions are right, we may increase production volumes in a gradual and organic way over the coming years.

In product development, we are steadfast in our belief that each new car we develop has to be “best in class”. The models introduced in 2015: the 488 GTB, the 488 Spider and the F12tdf underscore this principle, and their immediate success can testify to this. The latter (a limited edition V12 model of 799 cars) was sold out before it was even announced. Both the 488 GTB and the 488 Spider have already collected a number of accolades and order books are full. Innovation is one of the key principles that Ferrari is built on, and we plan to keep developing our range of V8 and V12 cars with leading-edge technology and iconic design.

Racing is in Ferrari’s DNA, we have the most successful Formula 1 team in the history of the sport. Our ticker symbol is RACE to remind us of our origins. The 2015 Formula 1 season was a decisive step in the right direction, but we are far from satisfied. Over the last year, we made major changes to the team, most notably by bringing Sebastian Vettel, a four time world champion, on board as one of our two main drivers (joining Kimi Raikkonnen) and hiring Maurizio Arrivabene, a seasoned Formula 1 veteran as Team Principal. The season witnessed a Scuderia Ferrari comeback with 16 podium finishes including three victories, and second place in the World Constructor’s Championship. But, this is not enough. We will work tirelessly to take Ferrari back to the top as world champion, investing where needed. Ferrari’s racing tradition is not only key to innovation for our road cars, it is fundamental for the value of our brand.

Ferrari is much more than an automotive company and a Formula 1 team, it is the very definition of a luxury brand. Provenance, exclusivity, world-class craftsmanship, intrinsic value, unmistakable design - these are all attributes of the Ferrari brand that we will continue to cultivate and elevate. At the same time, we are exploring ways in which we can extend the Ferrari brand to create more value for our shareholders.

In closing, I would like to thank our shareholders, new and old, for their support. We are just getting started. We have no doubt of Ferrari’s solidity and its potential, and no doubt that being a Ferrari shareholder will bring great rewards. The markets may have their ups and downs, but Ferrari has what it takes to weather the storm.

February 25, 2016

Sergio Marchionne
Chairman

Letter from the Chief Executive Officer

Shareholders,

2015 saw Ferrari tackle major new production and commercial challenges. We launched two new production models (the 488 GTB and the 488 Spider) and the special limited edition F12tdf, which includes some of the technical features that soon will be applied to the new V12 range, in addition to nearing completion of deliveries of the LaFerrari, a huge production and commercial commitment that involved the whole Company focusing on improving the efficiency of our processes.

This produced more than satisfactory results as overall we delivered 7,664 cars to the dealership network, an increase of 6% on the previous year. Specifically, the new 8-cylinder models grew by 17%, although there was a slowdown in the 12-cylinders, particularly the FF and the F12berlinetta, which are now nearing the end of their product lifecycles.

Last year, in fact, we laid the foundations for an overhaul of the 12-cylinder range which began with the new GTC4Lusso, launched at the start of 2016 to replace the FF.    From a geographical distribution perspective, we would like to highlight the solid growth figures compared to the previous year from North America (+7%), EMEA (+2%), in addition to double-figure growth in the Rest of APAC which increased by 26%. The only exception worldwide was Greater China (China, Hong Kong and Taiwan) where there was a contraction of 10%. However, there was a trend reversal in the fourth quarter of +7% growth, thanks to the introduction of the 488 GTB in this market.

Another area that continues to deliver consistent growth is the personalization of our cars, most notably the Tailor Made program that allows our clients to create genuinely exclusive cars. This program is enjoying growing success thanks to the introduction of a vast range of materials from outside the automotive sector that make each model absolutely unique.

We also continued our ongoing client relations work, particularly with prestigious events such as the Cavalcade, now on its fourth edition, and the International Cavalcade which debuted last August.

Consolidation and rationalization of our brand-related activities also forged ahead during 2015 with the opening of directly-managed stores in strategic locations, such as Milan, and franchises in other areas, such as the two new stores in the United Arab Emirates. Several licenses, however, were not renewed due to their marginal nature and the fact they were not in line with our core business. We also increased our range of branded products, for example with the launch of a Junior collection in Asia.

Our Ferrari Challenge activities also warrant special mention. This global championship now has three well-established challenges in North America, Europe and Asia Pacific. Aside from involving both gentleman and professional drivers, the competitions are used for the “Passione Ferrari” (Ferrari Passion) pilot project through which we organize test-drives throughout the race weekends. This experiment received an excellent response and we are therefore continuing this initiative to help bring the brand and its products to a whole spectrum of new clients and enthusiasts.

February 25, 2016

Amedeo Felisa
Chief Executive Officer

Certain Defined Terms and Note on Presentation

Certain Defined Terms

In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “Ferrari N.V.” refer to the registrant (formerly named FE New N.V.) following completion of the Separation and to the registrant’s predecessor (formerly named New Business Netherlands N.V.), prior to completion of the Separation. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into FCA on October 12, 2014 (at which time Fiat Investments N.V. was named Fiat Chrysler Automobiles N.V., or FCA), or any one of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA. References to the “Separation” refer to the series of transactions through which the Ferrari business was separated from FCA as described in the section “Overview.”

Note on Presentation

The Annual Report includes the consolidated financial statements of Ferrari N.V. for the years ended December 31, 2015, 2014 and 2013 prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) and with Part 9 of Book 2 of the Dutch Civil Code. We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements.”

Basis of Preparation of the Consolidated Financial Statements

As explained in Note 1 to the Consolidated Financial Statements and in “Overview - History of the Company”, the separation of Ferrari S.p.A. from FCA (the “Separation”) was completed on January 3, 2016 through a series of transactions including (i) an intra-group restructuring which resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to us, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to us, (iii) the initial public offering of our common shares, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in us to its shareholders. The transactions referred to in (i) and (ii) are defined in the Consolidated Financial Statements as the “Restructuring” and were completed in October 2015. The transaction referred to in (iii) was completed on October 21, 2015 when the Company’s shares were admitted to listing on the New York Stock Exchange. The distribution referred to in (iv) was completed on January 3, 2016.

The Restructuring comprised: (i) a capital reorganization of the group under the Company and (ii) the issuance of promissory note to FCA (the “FCA Note”) which was subsequently refinanced through the issuance of third party debt (the FCA Note and subsequent refinancing are described under “Operating Results - Indebtedness with FCA and Refinancing of the FCA Note”.) In preparing the Consolidated Financial Statements, the Company has retrospectively applied FCA’s basis of accounting for the periods prior to the Restructuring presented in the Consolidated Financial Statements based on the following:

(i)	The capital reorganization:

•	The Company was formed by FCA solely to effect the Separation and was controlled by FCA until completion of the Separation on January 3, 2016. Therefore, the capital reorganization does not meet the definition of a business combination in the context of IFRS 3 - “Business Combinations” but rather a combination of entities under common control and as such is excluded from the scope of IFRS 3. IFRS has no applicable guidance in accounting for such transactions. IAS 8 - “Accounting Policies, Changes in Accounting Estimates and Errors” states that in the absence of an IFRS which specifically applies to a transaction, the Company may consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards or other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements in IFRS for dealing with similar and related issues or the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the IFRS Conceptual Framework for Financial Reporting (the “Framework”). Accordingly, the Company has considered the guidance in ASC 805-50-30-5 on common control transactions, which indicates that the receiving entity (the Company) is able to reflect the transferred assets and liabilities in its own accounting records at the carrying amount in the accounting records of the transferring entity (FCA). As a result, the Consolidated Financial Statements include FCA’s recorded goodwill relating to Ferrari S.p.A. in the amount of €780,542 thousand.

•	The retrospective accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33 - “Earnings per Share” which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. SAB Topic 4C also requires that such changes be given retroactive effect in the balance sheet where they occur after the reporting period but before the financial statements are authorized for issue. The capital reorganization has been accounted for as though it had occurred effective January 1, 2013 in the Consolidated Financial Statements. In particular:

•	The issuance of 156,917,727 common shares and 161,917,727 special voting shares in the Company to FCA has been reflected as an increase in share capital and share premium in the amounts of €3.2 million and €5,096.8 million, respectively, with an offset to retained earnings of €5.1 billion.

•	The issuance of 27,003,873 common shares and special voting shares in the Company to Piero Ferrari has been reflected as an increase in share capital and share premium in the amounts of €0.6 million and €877.4 million, respectively, with an offset to retained earnings of €878.0 million.

•	The historical number of common shares, nominal value per common share, basic and diluted earnings per common share amounts and other per share disclosures retrospectively reflect the capital structure of the Company post Restructuring for all periods presented, with the required disclosures presented in Notes 12 and 20 to the Consolidated Financial Statements.

The Restructuring was performed based on an independent appraisal performed for Dutch legal requirements.

(ii)	The issuance of the FCA Note:

•	The FCA Note and subsequent refinancing were reflected in the Consolidated Financial Statements only from the dates on which they occurred. In particular, the FCA Note for a principal amount of €7.9 billion was issued on October 17, 2015 and following the application of the proceeds from the issuance of the shares to FCA referred to above, the principal amount outstanding was €2.8 billion. The principal amount under the FCA Note was repaid on December 16, 2015 using cash deposits held with FCA and for the remainder from third party financing.

The Group’s financial information is presented in Euro. In some instances, information is presented in U.S. Dollars. All references in this Annual Report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S.$” and “$” refer to the currency of the United States of America (the “United States”).

The language of this Annual Report is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

Certain totals in the tables included in this Annual Report may not add due to rounding.

Selected Financial and Other Data

The following tables set forth selected historical consolidated financial and other data of Ferrari and have been derived from:

(i) the audited Consolidated Financial Statements, included elsewhere in this Annual Report;

(ii)	the audited consolidated income statement of the Company for the year ended December 31, 2012;

(iii)	the unaudited statement of financial position at December 31, 2012, and

(iv)	the unaudited financial information for the year ended December 31, 2011.

This financial information has been prepared in accordance with IFRS.

For the purposes of the financial information set forth in this section, with the exception of the FCA Note and subsequent refinancing, which were reflected from the dates on which they occurred, the Restructuring has been retrospectively reflected as though it had occurred effective January 1, 2012.

The following information should be read in conjunction with the sections “Certain Defined Terms and Note on Presentation—Note on Presentation,” “Risk Factors,” “Operating Results” and the Consolidated Financial Statements included elsewhere in this Annual Report. Historical results for any period are not necessarily indicative of results for any future period.

Consolidated Income Statement Data

	For the years ended December 31,
	2015	2014	2013	2012	2011
	(€ million, except per share data)
Net revenues	2,854	2,762	2,335	2,225	2,067
EBIT	444	389	364	335	298
Profit before taxes	434	398	366	334	301
Net profit	290	265	246	233	196
Attributable to:
Owners of the parent	288	261	241	225	188
Non-controlling interest	2	4	5	8	8
Basic and diluted earnings per common share (in Euro)(1)	1.52	1.38	1.27	1.19	n.a.
Dividends paid per share (in Euro)	—	—	—	—	n.a.

(1)	Retrospectively reflects the issuance of 188,921,600 common shares as if the Restructuring had occurred on January 1, 2012. See also Notes 12 and 20 to the Consolidated Financial Statements.

Consolidated Statement of Financial Position Data

	At December 31,
	2015	2014	2013	2012	2011
	(€ million, except shares issued)
Cash and cash equivalents	183	134	114	100	94
Deposits in FCA Group cash management pools (1)	139	942	684	457	529
Total assets	3,875	4,641	3,895	3,465	3,369
Debt	2,260	510	317	261	522
Total (deficit)/equity	(19)	2,478	2,316	2,041	1,769
(Deficit)/Equity attributable to owners of the parent	(25)	2,470	2,290	2,019	1,748
Non-controlling interests	6	8	26	22	21
Share capital (2)	4	4	4	4	n.a.
Ordinary shares issued (in thousands of shares) (2)	188,922	188,922	188,922	188,922	n.a.

(1)	Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation on January 3, 2016, these arrangements were terminated and we manage our liquidity and treasury function on a standalone basis.
(2)	Retrospectively reflects the issuance of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01, as if the Restructuring had occurred on January 1, 2012. See also Note 20 to the Consolidated Financial Statements.

Other Statistical Information

	For the years ended December 31,
	2015	2014	2013	2012	2011

Shipments (number of cars)	7,664	7,255	7,000	7,405	7,195

Average number of employees for the period	2,954	2,843	2,774	2,708	2,709

Creating Value for Our Shareholders

Ferrari is among the world’s leading luxury brands with unique, world-class capabilities, and a vision built on our historic foundations and strengths.

We are fiercely protective of our brand, which is among the most iconic and recognizable in the world and critical to our value proposition to all of our stakeholders. We strive to maintain and enhance the power of our brand and the passion we inspire in clients and the broader community of automotive enthusiasts by continuing our rigorous production and distribution model, which promotes hard-to-satisfy demand and scarcity value in our cars. We also support our brand value by promoting a strong connection to our company and our brand among the community of Ferrari enthusiasts. We focus relentlessly on strengthening this connection by rewarding our most loyal clients through a range of initiatives, such as driving events and client activities in Maranello and at motor shows and, most importantly, by providing our most loyal and active clients with preferential access to our newest, most exclusive and highest value cars. As a result, we enjoy a strong and loyal client base with most of our cars being sold to existing Ferrari owners and approximately 34% of our clients being owners of more than one Ferrari, which reinforces the demand for our cars and the image of luxury and exclusivity inherent in our brand.

Our commitment to excellence and our pursuit of innovation, state-of-the-art performance and distinction in design and engineering in our luxury cars is inseparable from our commitment to integrity, transparency and responsibility in the conduct of our business. By fully integrating environmental and social considerations with economic objectives we are able to identify potential risks and capitalize on additional opportunities, resulting in a process of continuous improvement. Sustainability is a core element of our governance model and executive management plays a direct and active role in developing and achieving our sustainability objectives under the oversight of our Board of Directors.

The foundation of a responsible company rests on being fully attentive to the nature and extent of this interconnection and our understanding of both the potential effects of our activities and how those effects can be mitigated through responsible management.

Responsible management requires that we consider all potential implications of our strategic decisions and projects. Ferrari’s sustainability efforts focus on our emissions reduction program, through the improvement of efficiency in our luxury cars and in our production processes, as well as through our Formula Uomo initiative, a program which places its people at the heart of the Company. We see our personnel as the cornerstone of our activities. Our commitment to environmental sustainability begins with a commitment to the community that is the home of our production campus, and the quality and safety of the working environment we provide to our personnel. As a fundamental part of our sustainability drive, Ferrari has also invested heavily to achieve independence in energy production through the extensive use of solar power and natural gas.

To provide for tangible long-term value creation, we place particular emphasis on:

•	a governance model based on transparency and integrity;

•	a safe and eco-friendly working environment including proper working conditions and respect for human rights;

•	proper management and professional development of our employees;

•	mutually beneficial relationships with business partners and the communities in which we operate;

•	mitigation of environmental impacts from our production processes and the luxury cars we produce.

We use a variety of channels, including our website and social networks, to promote our sustainability commitments and results.

The Sustainability section of our 2015 Annual Report addresses those aspects of our sustainability efforts that we have identified as being of greatest importance to our internal and external stakeholders.

Risks Factors

We face a variety of risks in our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we currently believe to be immaterial, may also become important factors that affect us.

Risks Related to Our Business, Strategy and Operations

We may not succeed in preserving and enhancing the value of the Ferrari brand, which we depend upon to drive demand and revenues.

Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.

We selectively license the Ferrari brand to third parties that produce and sell Ferrari-branded luxury goods and therefore we rely on our licensing partners to preserve and enhance the value of our brand. If our licensees or the manufacturers of these products do not maintain the standards of quality and exclusivity that we believe are consistent with the Ferrari brand, or if such licensees or manufacturers otherwise misuse the Ferrari brand, our reputation and the integrity and value of our brand may be damaged and our business, operating results and financial condition may be materially and adversely affected.

Our brand image depends in part on the success of our Formula 1 racing team.

The prestige, identity, and appeal of the Ferrari brand depend on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship. The racing team is a key component of our marketing strategy and may be perceived by our clients as a demonstration of the technological capabilities of our Sports and GT cars which also supports the appeal of other Ferrari-branded luxury goods. The success of our Formula 1 racing team has declined over the past several years as our most recent driver’s championship and constructors’ championship were in 2007 and 2008, respectively. As a result, we are enhancing our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. If we are unable to attract and retain the necessary talent to succeed in international competitions or devote the capital necessary to fund successful racing activities, the value of the Ferrari brand and the appeal of our cars and other luxury goods may suffer. Even if we are able to attract such talent and adequately fund our racing activities, there is no assurance that this will lead to competitive success for our racing team.

The success of our racing team depends in particular on our ability to attract and retain top drivers and racing management and engineering talent. Our primary Formula 1 drivers, team managers and other key employees of Scuderia Ferrari are critical to the success of our racing team and if we were to lose their services, this could have a material adverse effect on the success of our racing team and correspondingly the Ferrari brand. If we are unable to find adequate replacements or to attract, retain and incentivize drivers and team managers, other key employees or new qualified personnel, the success of our racing team may suffer. As the success of our racing team forms a large part of our brand identity, a sustained period without racing success could detract from the Ferrari brand and, as a result, potential clients’ enthusiasm for the Ferrari brand and their perception of our cars, which could have an adverse effect on our business, results of operations and financial condition.

If we are unable to keep up with advances in high performance car technology, our competitive position may suffer.

Performance cars are characterized by leading-edge technology which is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars.

Developing and applying new automotive technologies is costly, and may become even more costly in the future as available technology advances and competition in the industry increases. If our research and development efforts do not lead to improvements in car performance relative to the competition, or if we are required to spend more to achieve comparable results, sales of our cars or our profitability may suffer.

If our car designs do not appeal to clients, our brand and competitive position may suffer.

Design and styling are an integral component of our models and our brand. Our cars have historically been characterized by distinctive designs combining the aerodynamics of a sports car with powerful, elegant lines. We believe our clients purchase our cars for their appearance as well as their performance. However, we will need to renew over time the style of our cars to differentiate the new models we produce from older models, and to reflect the broader evolution of aesthetics in our markets. We devote great efforts to the design of our cars and most of our current models are designed by Ferrari Design Centre, our in-house design team. If the design of our future models fails to meet the evolving tastes and preferences of our clients and prospective clients, or the appreciation of the wider public, our brand may suffer and our sales may be adversely affected.

The value of our brand depends in part on the automobile collector and enthusiast community.

An important factor in the connection of clients to the Ferrari brand is our strong relationship with the active global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of Ferrari automobiles. This is influenced by our close ties to the automotive collectors’ community and our support of related events (such as car shows and driving events), at our headquarters in Maranello and through our dealers, the Ferrari museum and affiliations with regional Ferrari clubs. The support of this community also depends upon the perception of our cars as collectibles, which we also support through our Ferrari Classiche services, and the active resale market for our automobiles which encourages interest over the long term.

If there is a change in collector appetite or damage to the Ferrari brand, our ties to and the support we receive from this community may be diminished. Such a loss of enthusiasm for our cars from the automotive collectors’ community could harm the perception of the Ferrari brand and adversely impact our sales and profitability.

Demand for luxury goods, including luxury performance cars, is volatile, which may adversely affect our operating results.

Volatility of demand for luxury goods, in particular luxury performance cars, may adversely affect our business, operating results and financial condition. The markets in which we sell our cars have been subject to volatility in demand in recent periods. Demand for luxury automobiles depends to a large extent on general, economic, political and social conditions in a given market as well as the introduction of new vehicles and technologies. As a luxury performance car manufacturer and low volume producer, we compete with larger automobile manufacturers many of which have greater financial resources in order to withstand changes in the market and disruptions in demand. Demand for our cars may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as the availability and cost of financing, prices of raw materials and parts and components, fuel costs and governmental regulations, including tariffs, import regulation and other taxes, including taxes on luxury goods, resulting in limitations to the use of high performance sports cars or luxury goods more generally. Volatility in demand may lead to lower car unit sales, which may result in further downward price pressure and adversely affect our business, operating results and financial condition. These effects may have a more pronounced impact on us given our low volume strategy and relatively smaller scale as compared to large global mass-market automobile manufacturers.

Our low volume strategy may limit potential profits.

A key to the appeal of the Ferrari brand and our marketing strategy is the aura of exclusivity and the sense of luxury which our brand conveys. A central facet to this exclusivity is the limited number of models and cars we produce and our strategy of maintaining our car waiting lists to reach the optimal combination of exclusivity and client service. Our low volume strategy is also an important factor in the prices that our clients are willing to pay for our cars. Regulation also affects our potential for volume growth because we are eligible for certain exemptions from fuel economy and emissions requirements provided we sell less than 10,000 road cars worldwide per year. See “—New laws, regulations, or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions, or vehicle safety, or changes in existing laws, may have a significant effect on our costs of operation and/or how we do business.”

While important to our current marketing strategy, our focus on maintaining low volumes and exclusivity limits our potential sales growth and profitability. As a public company, we may from time to time face pressure to demonstrate growth including by increasing the volume of cars we sell. Notwithstanding any such pressure, we intend to continue to pursue a low volume strategy in order to maintain our reputation for exclusivity, while growing volume in a controlled way to respond to growth in emerging markets and demographic changes.

Conversely, if we were to change our strategy and increase production of our cars more aggressively, we may be unable to maintain the exclusivity of the Ferrari brand. If we are unable to balance brand exclusivity with increased production, we may erode the desirability and ultimately the consumer demand for our cars. As a result, if we are unable to increase car production meaningfully or introduce new car models without eroding the image of exclusivity in our brand we may be unable to significantly increase our revenues.

Our revenues from Formula 1 activities may decline and our related expenses may grow.

Revenues from our Formula 1 activities depend principally on the income from our sponsorship agreements and on our share of Formula 1 revenues from broadcasting and other sources. See “Overview of our Business—Formula 1 Activities.” If we are unable to renew our existing sponsorship agreements or if we enter into new or renewed sponsorship agreements with less favorable terms, our revenues would decline. In addition, our share of Formula 1 results may decline if either our team’s performance worsens compared to other competing teams, or if the overall Formula 1 business suffers. Furthermore, in order to compete effectively on track we have been investing significant resources in research and development and to competitively compensate the best available drivers and other racing team members. These expenses also vary based on changes in Formula 1 regulations that require modification to our racing engines and cars. These expenses are expected to continue, and may grow further, including as a result of any changes in Formula 1 regulations, which would negatively affect our results of operations.

The small number of car models we produce and sell may result in greater volatility in our financial results.

We currently depend on the sales of six range models, one special series and one limited edition supercar to generate our revenues. While we anticipate expanding our car offerings, we expect that a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future. Therefore, our future operating results depend upon the continued market acceptance of each model in our line-up. There can be no assurance that our cars will continue to be successful in the market. On average it takes about 40 months (approximately 33 months for M models) from the beginning of the development phase to start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, volatility in our revenues and profits is also affected by our “special series” and limited edition cars that we launch from time to time and are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars that will sustain sales growth in the future.

Engine production revenues are dependent on Maserati’s ability to sell its cars.

We produce V8 and V6 engines for Maserati. In particular, we have a multi-year arrangement with Maserati to provide V6 engines in an initial production run of up to 178,000 engines in aggregate through 2020, which, based on our discussions with Maserati, is expected to increase to up to 260,000 engines in aggregate through 2023 to cater to Maserati’s planned expanded model range and sales volumes. While Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, in the event that the sales of Maserati cars decline, or do not increase at the expected rate, such an event would adversely affect our revenues from the sale of engines.

Our business is subject to changes in client preferences and automotive trends.

Our continued success depends in part on our ability to originate and define product and automotive trends, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. If we misjudge the market for our products, we and our dealers may be faced with excess inventories for some cars and missed opportunities with others. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition.

Global economic conditions may adversely affect us.

Our sales volumes and revenues may be affected by overall general economic conditions. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury goods which may negatively impact our profitability and put downward pressure on our prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease and higher taxes may be more likely to be imposed on certain luxury goods including our cars, which may affect our sales. Adverse economic conditions may also affect the financial health and performance of our dealers in a manner that will affect sales of our cars or their ability to meet their commitments to us.

Many factors affect the level of consumer spending in the luxury performance car industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, although our sales have historically been comparatively resilient in periods of economic turmoil, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low.

We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in emerging markets, a downturn in mature economies such as the EU and the United States may negatively affect our financial performance. In the EU, in particular, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of recession.

A significant decline in the EU or the global economy or in the specific economies of our markets, or in consumers’ confidence could have a material adverse effect on our business.

New laws, regulations, or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions, or vehicle safety, or changes in existing laws, may have a significant effect on our costs of operation and/or how we do business.

We are subject throughout the world to comprehensive and constantly evolving laws, regulations and policies. We expect the extent of the legal and regulatory requirements affecting our business and our costs of compliance to continue to increase significantly in the future. In Europe and the United States, for example, significant governmental regulation is driven by environmental, fuel economy, vehicle safety and noise emission concerns. Evolving regulatory requirements could significantly affect our product development plans and may limit the number and types of cars we sell and where we sell them, which may affect our revenue. Governmental regulations may increase the costs we incur to design, develop and produce our cars and may affect our product portfolio. Regulation may also result in a change in the character or performance characteristics of our cars which may render them less appealing to our clients. We anticipate that the number and extent of these regulations, and their effect on our cost structure and product line-up, will increase significantly in the future.

Current European legislation limits fleet average greenhouse gas emissions for new passenger cars, and new targets have been set in 2014 with more stringent emission targets applicable to the 2017-2021 period. Due to our small volume manufacturer (“SVM”) status we benefit from a derogation from the existing emissions requirement and we are instead required to meet by 2016 alternative targets for our fleet of EU-registered vehicles. Therefore, in 2015, we submitted our proposed CO2 emissions target for the 2017-2021 period to the EU Commission for approval.

In the United States, the U.S. Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) have set the federal standards for passenger cars and light trucks to meet certain combined average fuel economy (“CAFE”) levels and more stringent standards have been prescribed for model years 2017 through 2025. As a SVM that is able to demonstrate our operational independence from FCA, we expect to benefit from a derogation from currently applicable standards. We have also petitioned the EPA for alternative standards for the 2017-2021 model years, which are aligned to our technical and economic capabilities, and we expect to receive feedback on this proposal by mid-2016. We intend to petition NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles globally, in order to be eligible for alternate CAFE standards, as permitted under the CAFE program. If our petition qualifying for alternate CAFE standards is successful, NHTSA will determine the appropriate level of CAFE applicable to us for future model years.

In addition, we are subject to legislation relating to the emission of other air pollutants such as, among others, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA, and the Zero Emission Vehicle regulation in California, which are subject to similar derogations for SVMs, as well as vehicle safety legislation. NHTSA also recently published guidelines for driver distraction, and the associated compliance costs may be substantial.

Other governments around the world, such as those in Canada, South Korea, China and certain Middle Eastern countries are also creating new policies to address these issues which could be even more stringent than the U.S. or European requirements. As in the United States and Europe, these government policies if applied to us could significantly affect our product development plans. In China, for example, Stage III fuel consumption regulations target a national average fuel consumption of 6.9L/100km by 2015 and Stage IV targets a national average fuel consumption of 5.0L/100km by 2021. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government also intends to adopt more stringent emissions standards for Mainland China beginning in 2016. It is unclear whether the new standards, if adopted, will include exceptions for SVMs similar to those currently in place in the United States and in the EU.

We could lose our status as a SVM in the EU and/or the United States if we do not continue to meet all of the necessary eligibility criteria under applicable regulations as they evolve. In order to meet these criteria we may need to modify our growth plans or other operations. Furthermore, even if we continue to benefit from derogations as a SVM, we will be subject to alternative standards that the regulators deem appropriate for our technical and economic capabilities and such alternative standards may be significantly more stringent than those currently applicable to us.

Under these existing regulations, as well as new or stricter rules or policies, we could be subject to sizable civil penalties or have to restrict or modify product offerings drastically to remain in compliance. We may have to incur substantial capital expenditures and research and development expenditures to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

Our growth strategy exposes us to risks.

Our growth strategy includes a controlled expansion of our sales and operations, including the launching of new car models and expanding sales and dealer operations in targeted growth regions internationally. In particular, our growth strategy requires us to expand operations in regions that we have identified as having relatively high growth potential. We may encounter difficulties, including more significant competition in entering and establishing ourselves in these markets.

Our growth depends on the continued success of our existing cars, as well as the successful design and introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop and launch successful new cars could hinder the growth of our business. Also, any delay in the development or launch of a new product could result in others bringing new products and technology to market first, which could compromise our competitive position.

Our growth strategy may expose us to new business risks that we may not have the expertise, capability or the systems to manage. This strategy will also place significant demands on us by requiring us to continuously evolve and improve our operational, financial and internal controls. Continued expansion also increases the challenges involved in maintaining high levels of quality, management and client satisfaction, recruiting, training and retaining sufficient skilled management, technical and marketing personnel. If we are unable to manage these risks or meet these demands, our growth prospects and our business, results of operation and financial condition could be adversely affected.

We currently plan to open additional dealerships and Ferrari stores in various international markets. We do not yet have significant experience directly operating in many of these markets, and in many of them we face established competitors. Many of these countries have different operational characteristics, including but not limited to employment and labor, transportation, logistics, real estate, environmental regulations and local reporting or legal requirements.

Consumer demand and behavior, as well as tastes and purchasing trends may differ in these markets, and as a result, sales of our products may not be successful, or the margins on those sales may not be in line with those we currently anticipate. Furthermore, such markets will have upfront short-term investment costs that may not be accompanied by sufficient revenues to achieve typical or expected operational and financial performance and therefore may be dilutive to us in the short-term. In many of these countries, there is significant competition to attract and retain experienced and talented employees.

Consequently, if our international expansion plans are unsuccessful, our business, results of operation and financial condition could be materially adversely affected.

We face competition in the luxury performance car industry.

We face competition in all product categories and markets in which we operate. We compete with other international luxury performance car manufacturers which own and operate well-known brands of high-quality cars, some of which form part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than we do, particularly in light of our policy to maintain low volumes in order to preserve and enhance the exclusivity of our cars. We believe that we compete primarily on the basis of our brand image, the performance and design of our cars and our reputation for quality. If we are unable to compete successfully, our business, results of operations and financial condition could be adversely affected.

Developments in emerging markets may adversely affect our business.

We operate in a number of emerging markets, both directly and through our dealers and we have experienced increasing demand in China and the Middle East.

Our strategy contemplates expanding our sales in the Middle East and Asia regions, recognizing the increasing personal wealth in these markets. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, we are unable to foresee the extent to which economic growth in these emerging markets will be sustained. For example, recent events in Asia including market turmoil and currency devaluations, and potential slowdowns in the rate of growth there and in other emerging markets could limit the opportunity for us to increase unit sales and revenues in those regions in the near term.

Our exposure to emerging countries is likely to increase, as we pursue expanded sales in such countries. Economic and political developments in emerging markets, including economic crises or political instability, have had and could have in the future material adverse effects on our results of operations and financial condition. Further, in certain markets in which we or our dealers operate, required government approvals may limit our ability to act quickly in making decisions on our operations in those markets. Other government actions may also impact the market for luxury goods in these markets, such as tax changes or the active discouragement of luxury purchases.

Maintaining and strengthening our position in these emerging markets is a key component of our global growth strategy. However, initiatives from several global luxury automotive manufacturers have increased competitive pressures for luxury cars in several emerging markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressures, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our results of operations and financial condition.

Our success depends largely on the ability of our current management team to operate and manage effectively.

Our success depends on the ability of our senior executives and other members of management to effectively manage our business as a whole and individual areas of the business. Our management team particularly benefits from the leadership of our CEO, Amedeo Felisa, who brings over 40 years of automotive technical experience and skill to his leadership role and our chairman, Sergio Marchionne, who engineered the operating and financial turnaround of Fiat and Chrysler and the global expansion of our parent company, FCA, into the seventh largest automaker in the world (based on 2014 vehicle sales worldwide). Our employees, particularly in our production facilities in and around Maranello, Italy include many highly skilled engineers, technicians and artisans. If we were to lose the services of any of these senior executives or key employees, this could have a material adverse effect on our business, operating results and financial condition. We have developed succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, our business, results of operations and financial condition may suffer.

We rely on our dealer network to provide sales and services.

We do not own our Ferrari dealers and virtually all of our sales are made through our network of dealerships located throughout the world. If our dealers are unable to provide sales or service quality that our clients expect or do not otherwise adequately project the Ferrari image and its aura of luxury and exclusivity, the Ferrari brand may be negatively affected. We depend on the quality of our dealership network and our business, operating results and financial condition could be adversely affected if our dealers suffer financial difficulties or otherwise are unable to perform to our expectations.

Our growth strategy also depends on our ability to attract a sufficient number of quality new dealers to sell our products in new areas. We may face competition from other luxury performance car manufacturers in attracting quality new dealers, based on, among other things, dealer margin, incentives and the performance of other dealers in the region. If we are unable to attract a sufficient number of new Ferrari dealers in targeted growth areas, our prospects could be materially adversely affected.

We depend on our suppliers, many of which are single source suppliers; and if these suppliers fail to deliver necessary raw materials, systems, components and parts of appropriate quality in a timely manner our operations may be disrupted.

Our business depends on a significant number of suppliers, which provide the raw materials, components, parts and systems we require to manufacture cars and parts and to operate our business. We use a variety of raw materials in our business including aluminum, and precious metals such as palladium and rhodium. We source materials from a limited number of suppliers. We cannot guarantee that we will be able to maintain access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. In addition, prices for these raw materials fluctuate and while we seek to manage this exposure, we may not be successful in mitigating these risks.

As with raw materials, we are also at risk for supply disruption and shortages in parts and components we purchase for use in our cars. We source a variety of key components from third parties, including transmissions, brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic parts, plastic components as well as castings and tires, which makes us dependent upon the suppliers of such components. While we obtain components from multiple sources whenever possible, similar to other small volume car manufacturers, most of the key components we use in our cars are purchased by us from single source suppliers. We generally do not qualify alternative sources for most of the single-sourced components we use in our cars and we do not maintain long-term agreements with a number of our suppliers. Furthermore, we have limited ability to monitor the financial stability of our suppliers.

While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single-sourced components, we may be unable to do so in the short term, or at all, at prices or costs that we believe are reasonable. Qualifying alternate suppliers or developing our own replacements for certain highly customized components of our cars may be time consuming, costly and may force us to make costly modifications to the designs of our cars.

In the past, we have replaced certain suppliers because they have failed to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in car deliveries to our clients, which could adversely affect our relationships with our clients and also materially and adversely affect our operating results and financial condition. Supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters, as was the case in 2012 following the earthquake in the Emilia Romagna region of Italy.

Changes in our supply chain have in the past resulted and may in the future result in increased costs and delays in car production. We have also experienced cost increases from certain suppliers in order to meet our quality targets and development timelines and because of design changes that we have made. We may experience similar cost increases in the future. Additionally, we are negotiating with existing suppliers for cost reductions, seeking new and less expensive suppliers for certain parts, and attempting to redesign certain parts to make them less expensive to produce. If we are unsuccessful in our efforts to control and reduce supplier costs while maintaining a stable source of high quality supplies, our operating results will suffer. Additionally, cost reduction efforts may disrupt our normal production processes, thereby harming the quality or volume of our production.

Furthermore, if our suppliers fail to provide components in a timely manner or at the level of quality necessary to manufacture our cars, our clients may face longer waiting periods which could result in negative publicity, harm our reputation and relationship with clients and have a material adverse effect on our business, operating results and financial condition.

We depend on our manufacturing facilities in Maranello and Modena.

We assemble all of the cars that we sell and manufacture all of the engines we use in our cars and sell to Maserati at our production facility in Maranello, Italy, where we also have our corporate headquarters. We manufacture all of our car chassis in a nearby facility in Modena, Italy. Our Maranello or Modena plants could become unavailable either permanently or temporarily for a number of reasons, including contamination, power shortage or labor unrest. Alternatively, changes in law and regulation, including export, tax and employment laws and regulations, or economic conditions, including wage inflation, could make it uneconomic for us to continue manufacturing our cars in Italy. In the event that we were unable to continue production at either of these facilities or it became uneconomic for us to continue to do so, we would need to seek alternative manufacturing arrangements which would take time and reduce our ability to produce sufficient cars to meet demand. Moving manufacturing to other locations may also affect the perception of our brand and car quality among our clients. Such a transfer would materially reduce our revenues and could require significant investment, which as a result could have a material adverse effect on our business, results of operations and financial condition.

Maranello and Modena are located in the Emilia-Romagna region of Italy which has the potential for seismic activity. For instance, in 2012 a major earthquake struck the region, causing production at our facilities to be temporarily suspended for a day. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events occur, our headquarters and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our cars. As such damages from disasters or unpredictable events could have a material adverse impact on our business, results from operations and financial condition.

Car sales depend in part on the availability of affordable financing.

In certain regions, financing for new car sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. To the extent that interest rates rise generally, market rates for new car financing are expected to rise as well, which may make our cars less affordable to clients or cause consumers to purchase less expensive cars, adversely affecting our results of operations and financial condition. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our clients may not desire to or be able to obtain financing to purchase our cars.

We may not be able to provide adequate access to financing for our dealers and clients.

Our dealers enter into wholesale financing arrangements to purchase cars from us to hold in inventory or to use in showrooms and facilitate retail sales, and retail clients use a variety of finance and lease programs to acquire cars.

In most markets, we rely on controlled finance companies and commercial relationships with third parties, including third party financial institutions, to provide financing to our dealers and retail clients. Finance companies are subject to various risks that could negatively affect their ability to provide financing services at competitive rates, including:

•	the performance of loans and leases in their portfolio, which could be materially affected by delinquencies or defaults;

•	higher than expected car return rates and the residual value performance of cars they lease; and

•	fluctuations in interest rates and currency exchange rates.

Any financial services provider, including our controlled finance companies, will face other demands on its capital, as well as liquidity issues relating to other investments or to developments in the credit markets. Furthermore, they may be subject to regulatory changes that may increase their costs, which may impair their ability to provide competitive financing products to our dealers and retail clients. To the extent that a financial services provider is unable or unwilling to provide sufficient financing at competitive rates to our dealers and retail clients, such dealers and retail clients may not have sufficient access to financing to purchase or lease our cars. As a result, our car sales and market share may suffer, which would adversely affect our results of operations and financial condition.

We rely on our licensing and franchising partners to preserve the value of our licenses and the failure to maintain such partners could harm our business.

We currently have multi-year agreements with licensing partners for various Ferrari-branded products in the sports, lifestyle and luxury retail segments. We also have multi-year agreements with franchising partners for our Ferrari stores and theme park. In the future, we may enter into additional licensing or franchising arrangements. Many of the risks associated with our own products also apply to our licensed products and franchised stores. In addition, there are unique problems that our licensing or franchising partners may experience, including risks associated with each licensing partner’s ability to obtain capital, manage its labor relations, maintain relationships with its suppliers, manage its credit and bankruptcy risks, and maintain client relationships. While we maintain significant control over the products produced for us by our licensing partners and the franchisees running our Ferrari stores and theme park, any of the foregoing risks, or the inability of any of our licensing or franchising partners to execute on the expected design and quality of the licensed products, Ferrari stores and theme park, or otherwise exercise operational and financial control over its business, may result in loss of revenue and competitive harm to our operations in the product categories where we have entered into such licensing or franchising arrangements. While we select our licensing and franchising partners with care, any negative publicity surrounding such partners could have a negative effect on licensed products, the Ferrari stores and theme parks or the Ferrari brand. Further, while we believe that we could replace our existing licensing or franchising partners if required, our inability to do so for any period of time could materially adversely affect our revenues and harm our business.

We depend on the strength of our trademarks and other intellectual property rights.

We believe that our trademarks and other intellectual property rights are fundamental to our success and market position. Therefore, our business depends on our ability to protect and promote our trademarks and other intellectual property rights. Accordingly, we devote substantial efforts to the establishment and protection of our trademarks and other intellectual property rights such as registered designs and patents on a worldwide basis. We believe that our trademarks and other intellectual property rights are adequately supported by applications for registrations, existing registrations and other legal protections in our principal markets. However, we cannot exclude the possibility that our intellectual property rights may be challenged by others, or that we may be unable to register our trademarks or otherwise adequately protect them in some jurisdictions. If a third party were to register our trademarks, or similar trademarks, in a country where we have not successfully registered such trademarks, it could create a barrier to our commencing trade under those marks in that country.

Third parties may claim that we infringe their intellectual property rights.

We believe that we hold all the rights required for our business operations (including intellectual property rights and third-party licenses). However, we are exposed to potential claims from third parties alleging that we infringe their intellectual property rights, since many competitors and suppliers also submit patent applications for their inventions and secure patent protection or other intellectual property rights. If we are unsuccessful defending against any such claim, we may be required to pay damages or comply with injunctions which may disrupt our operations. We may also as a result be forced to enter into royalty or licensing agreements on unfavorable terms or to redesign products to comply with third parties’ intellectual property rights.

If our cars do not perform as expected our ability to develop, market and sell our cars could be harmed.

Our cars may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will be able to detect and fix any defects in the cars prior to their sale to consumers. Our cars may not perform in line with our clients’ evolving expectations or in a manner that equals or exceeds the performance characteristics of other cars currently available. For example, our newer cars may not have the durability or longevity of current cars, and may not be as easy to repair as other cars currently on the market. Any product defects or any other failure of our performance cars to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

Car recalls may be costly and may harm our reputation.

We have in the past and we may from time to time in the future be required to recall our products to address performance, compliance or safety-related issues. We may incur costs for these recalls, including replacement parts and labor to remove and replace the defective parts. For a description of recent instances of recalls, “ Overview of our Business— Regulatory Matters—Vehicle safety”. In addition, regulatory oversight of recalls, particularly in the vehicle safety, has increased recently. While the cost of recent recalls is not material to us, any product recalls can harm our reputation with clients, particularly if consumers call into question the safety, reliability or performance of our cars. Any such recalls could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product liability claims and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, operating results and financial condition. The automobile industry experiences significant product liability claims and we have inherent risk of exposure to claims in the event our cars do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our cars and business, adversely affecting our reputation and inhibiting or preventing commercialization of future cars which could have a material adverse effect on our brand, business, operating results and financial condition. While we seek to insure against product liability risks, insurance may be insufficient to protect against any monetary claims we may face and will not mitigate any reputational harm. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we face liability for our products and are forced to make a claim under such a policy.

We are exposed to risks in connection with product warranties as well as the provision of services.

A number of our contractual and legal requirements oblige us to provide extensive warranties to our clients, dealers and national distributors. There is a risk that, relative to the guarantees and warranties granted, the calculated product prices and the provisions for our guarantee and warranty risks have been set or will in the future be set too low. There is also a risk that we will be required to extend the guarantee or warranty originally granted in certain markets for legal reasons, or provide services as a courtesy or for reasons of reputation where we are not legally obliged to do so, and for which we will generally not be able to recover from suppliers or insurers.

If we were to lose our Authorized Economic Operator certificate, we may be required to modify our current business practices and to incur increased costs, as well as experience shipment delays.

Because we ship and sell our cars in numerous countries, the customs regulations of various jurisdictions are important to our business and operations. To expedite customs procedure, we applied for, and currently hold, the European Union’s Authorized Economic Operator (AEO) certificate. The AEO certificate is granted to operators that meet certain requirements regarding supply chain security and the safety and compliance with law of the operator’s customs controls and procedures. Operators are audited periodically for continued compliance with the requirements. The AEO certificate allows us to benefit from special expedited customs treatment, which significantly facilitates the shipment of our cars in the various markets where we operate. However, if we were to lose the AEO status, including for failure to meet one of the certification’s requirements, we would be required to change our business practices and to adopt standard customs procedures for the shipment of our cars. This could result in increased costs and shipment delays, which, in turn, could negatively affect our results of operations.

Labor laws and collective bargaining agreements with our labor unions could impact our ability to operate efficiently.

All of our production employees are represented by trade unions, are covered by collective bargaining agreements and/or are protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce costs quickly in response to changes in market conditions. These regulations and the provisions in our collective bargaining agreements may impede our ability to restructure our business successfully to compete more efficiently and effectively, especially with those automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our results of operations and financial condition.

We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euros while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations.

We seek to manage risks associated with fluctuations in currency through financial hedging instruments. Although we seek to manage our foreign currency risk in order to minimize any negative effects caused by rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial condition could nevertheless be adversely affected by fluctuations in market rates, particularly if these conditions persist.

Our financial services activities are also subject to the risk of insolvency of dealers and retail clients, as well as unfavorable economic conditions in markets where these activities are carried out. Despite our efforts to mitigate such risks through the credit approval policies applied to dealers and retail clients, there can be no assurances that we will be able to successfully mitigate such risks, particularly with respect to a general change in economic conditions.

Changes in tax, tariff or fiscal policies could adversely affect demand for our products.

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our vehicles and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies could also adversely affect our results of operations. While we are managing our product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing, and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design of a new product. The imposition of any additional taxes and levies or change in government policy designed to limit the use of high performance sports cars or automobiles more generally could also adversely affect the demand for our cars. The occurrence of the above may have a material adverse effect on our business, results of operations and financial condition.

We face risks associated with our international operations, including unfavorable regulatory, political, tax and labor conditions and establishing ourselves in new markets, all of which could harm our business.

We currently have international operations and subsidiaries in various countries and jurisdictions in Europe, North America and Asia that are subject to the legal, political, regulatory, tax and social requirements and economic conditions in these jurisdictions. Additionally, as part of our growth strategy, we will continue to expand our sales, maintenance, and repair services internationally. However, such expansion requires us to make significant expenditures, including the establishment of local operating entities, hiring of local employees and establishing facilities in advance of generating any revenue. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our cars and require significant management attention. These risks include:

•	conforming our cars to various international regulatory and safety requirements where our cars are sold, or homologation;

•	difficulty in establishing, staffing and managing foreign operations;

•	difficulties attracting clients in new jurisdictions;

•	foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in Italy;

•	fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

•	our ability to enforce our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as do the United States, Japan and European countries, which increases the risk of unauthorized, and uncompensated, use of our technology;

•	European Union and foreign government trade restrictions, customs regulations, tariffs and price or exchange controls;

•	foreign labor laws, regulations and restrictions;

•	preferences of foreign nations for domestically produced cars;

•	changes in diplomatic and trade relationships;

•	political instability, natural disasters, war or events of terrorism; and

•	the strength of international economies.

If we fail to successfully address these risks, many of which we cannot control, our business, operating results and financial condition could be materially harmed.

Improper conduct of employees, agents, or other representatives could adversely affect our reputation and our business, operating results, and financial condition.

Our compliance controls, policies, and procedures may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including employment, foreign corrupt practices, environmental, competition, and other laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties. In particular, our business activities may be subject to anti-corruption laws, regulations or rules of other countries in which we operate. If we fail to comply with any of these regulations, it could adversely impact our operating results and our financial condition. In addition, actual or alleged violations could damage our reputation and our ability to conduct business. Furthermore, detecting, investigating, and resolving any actual or alleged violation is expensive and can consume significant time and attention of our executive management.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, which could have a material adverse effect on our business.

We maintain insurance coverage that we believe is adequate to cover normal risks associated with the operation of our business. However, there can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not increase substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, or have to pay higher insurance premiums, our financial condition may be affected.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

As a public company, we are or will be required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations adopted by the SEC and the Public Corporation Accounting Oversight Board. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. If we are unable to comply with the rules and regulations or are otherwise unable to obtain necessary certifications to financial statements or other disclosures, this may materially adversely affect our reputation, lead to additional regulatory enforcement actions, and could adversely affect the value of our common shares.

Failure to establish and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and common share price.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley (“Section 404”), which will require management assessments and certifications of the effectiveness of our internal control over financial reporting, beginning with our annual report for the year ending December 31, 2016. During the course of our testing, we may identify deficiencies that we may not be able to remedy in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In addition, under Section 404 (b) of Sarbanes-Oxley, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting but may not be able or willing to issue an unqualified report. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of remediation actions and testing or their effect on our operations.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors are unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, or the listing of our common shares on the NYSE could be suspended or terminated, any of which could have a negative effect on the trading price of our common shares.

A disruption in our information technology could compromise confidential and sensitive information.

We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our car design, manufacturing, inventory tracking and billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. For any of these reasons, we may experience systems malfunctions or interruptions. Although our systems are diversified, including multiple server locations and a range of software applications for different regions and functions, and we are currently undergoing an effort to assess and ameliorate risks to our systems, a significant or large scale malfunction or interruption of any one of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and clients. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our clients and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including car design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our car sales may suffer. We also collect, retain and use certain personal information, including data we gather from clients for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of ever-changing laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause consumers to purchase their cars from our competitors. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business.

Risks Related to our Common Shares

The market price and trading volume of our common shares may be volatile, which could result in rapid and substantial losses for our shareholders.

The market price of our common shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, you may be unable to sell your common shares at or above your purchase price, if at all. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares, or result in fluctuations in the price or trading volume of our common shares, include:

•	variations in our operating results, or failure to meet the market’s earnings expectations;

•	publication of research reports about us or the automotive industry, or the failure of securities analysts to cover our common shares;

•	departures of any members of our management team or additions or departures of other key personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	changes or proposed changes in laws or regulations, or differing interpretations thereof, affecting our business, or enforcement of these laws and regulations, or announcements relating to these matters;

•	adverse publicity about the automotive industry generally, or particularly scandals relating to the industry, specifically;

•	litigation and governmental investigations; and

•	general market and economic conditions.

The loyalty voting program may affect the liquidity of our common shares and reduce our common share price.

The implementation of our loyalty voting program could reduce the trading liquidity and adversely affect the trading prices of our common shares. The loyalty voting program was intended to reward our shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding our common shares continuously for at least three years the option to elect to receive special voting shares. Special voting shares cannot be traded and, if common shares participating in the loyalty voting program are sold they must be deregistered from the loyalty register and any corresponding special voting shares transferred to us for no consideration (om niet). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by shareholders that may be interested in participating in our loyalty voting program. Therefore, the loyalty voting program may reduce liquidity in our common shares and adversely affect their trading price.

The interests of our largest shareholders may differ from the interests of other shareholders.

Exor S.p.A. is our largest shareholder, holding approximately 23.5 percent of our common shares and approximately 33.4 percent of our voting power. Therefore, Exor will have a significant influence over these matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our Board, capital increases and amendments to our articles of association. In addition, Piero Ferrari, the Vice Chairman of Ferrari, holds 10 percent of our common shares and approximately 15.4% of voting interest in us. As a result, he will also have influence in matters submitted to a vote of our shareholders. Exor and Piero Ferrari informed us that they have entered into a shareholder agreement pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings. See “Major Shareholders—Shareholders’ Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Piero Ferrari or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.

We may have potential conflicts of interest with FCA and Exor and its related companies.

Questions relating to conflicts of interest may arise between us and FCA, our former largest shareholder prior to the Separation, in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. Even after the Separation overlaps remain among the directors and officers of us and FCA. For example, Mr. Sergio Marchionne, our Chairman, is the Chief Executive Officer of FCA and Mr. Marchionne and certain of our other directors and officers may also be directors or officers of FCA or Exor, our and FCA’s largest shareholder. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors. This may raise conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest, such as our arrangement to supply engines for Maserati cars. Exor holds approximately 23.5 percent of our common shares and approximately 33.4 percent of the voting power in us, while it holds approximately 29 percent of the common shares and 44 percent of the voting power in FCA. Exor also owns a controlling interest in CNH Industrial N.V., which was part of the FCA group before its spin-off several years ago. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and FCA or Exor, as applicable.

Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.

The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. Exor has a voting interest in Ferrari of approximately 33.4 percent. Piero Ferrari holds 10 percent of our common shares and, as a result of the loyalty voting mechanism, has approximately 15.4 percent of the voting power in our shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, summarized under “Major Shareholders—Shareholders’ Agreement”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Corporate Governance— Loyalty Voting Structure”

We are a Dutch public company with limited liability, and our shareholders may have rights different to those of shareholders of companies organized in the United States.

The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and the responsibilities of members of our board of directors in companies governed by the laws of other jurisdictions including the United States. In the performance of its duties, our board of directors is required by Dutch law to consider our interests and the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

We expect to maintain our status as a “foreign private issuer” under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act of 1934 and are permitted to file less information with the SEC than a company incorporated in the United States.

As a “foreign private issuer,” we are exempt from rules under the Exchange Act of 1934, as amended (“the Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

Our ability to pay dividends on our common shares may be limited and the level of future dividends is subject to change.

Our current dividend policy is set forth in “Item 5. Financial Information - Dividend policy”. Our payment of dividends on our common shares in the future will be subject to business conditions, financial conditions, earnings, cash balances, commitments, strategic plans and other factors that our Board of Directors may deem relevant at the time it recommends approval of the dividend. Our dividend policy is subject to change in the future based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors. In addition, under our articles of association and Dutch law, dividends may be declared on our common shares only if the amount of equity exceeds the paid up and called up capital plus the reserves that have to be maintained pursuant to Dutch law or the articles of association. Further, even if we are permitted under our articles of association and Dutch law to pay cash dividends on our common shares, we may not have sufficient cash to pay dividends in cash on our common shares.

Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges.

Shortly following the completion of the Separation, we listed our common shares on the Mercato Telematico Azionario (“MTA”). The dual listing of our common shares may split trading between the NYSE and the MTA, adversely affect the liquidity of the shares and the development of an active trading market for our common shares in one or both markets and may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges.

It may be difficult to enforce U.S. judgments against us.

We are organized under the laws of the Netherlands, and a substantial portion of our assets are outside of the United States. Most of our directors and senior management and our independent auditors are resident outside the United States, and all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts outside the United States would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and our independent auditors.

Because we are a recently formed company with a limited separate operating history we need to create separate administrative and governance functions.

Because we are a recently formed company we have not been required to maintain many of the administrative functions attendant to a listed company of our size. These include public company financial reporting, internal control and audit, compliance, legal and governance functions. It may take some time for us to employ the persons necessary to staff these administrative functions internally, requiring us to engage external consultants or staff, which may be more expensive. Further, this is a significant increase in the amount of employees we have historically employed for administrative matters, constituting a significant new expense. As a result of this increase in administrative requirements, there may be an adverse effect on our business, operating results and financial condition.

FCA creditors may seek to hold us liable for certain FCA obligations.

One step of our Separation from FCA included a demerger from FCA of our common shares previously held by it. In connection with a demerger under Dutch law, the demerged company may continue to be liable for certain obligations of the demerging company that exist at the time of the demerger, but only to the extent that the demerging company fails to satisfy such liabilities. Based on other actions taken as part of the Separation, we do not believe we retain any liability for obligations of FCA existing at the time of the Separation. Nevertheless, in the event that FCA fails to satisfy obligations to its creditors existing at the time of the demerger, it is possible that those creditors may seek to recover from us, claiming that we remain liable to satisfy such obligations. While we believe we would prevail against any such claim, litigation is inherently costly and uncertain and could have an adverse effect. See “Overview—The Separation. ”

Risks Related to Taxation

As a result of the demergers and the merger in connection with the Separation, we might be jointly and severally liable with FCA for certain tax liabilities arisen in the hands of FCA.

Although the Italian tax authorities confirmed in a positive advance tax ruling issued on October 9, 2015 that the demergers and the Merger that was carried out in connection with the Separation would be respected as tax-free, neutral transactions from an Italian income tax perspective, under Italian tax law we may still be held jointly and severally liable, as a result of the combined application of the rules governing the allocation of tax liabilities in case of demergers and mergers, with FCA for taxes, penalties, interest and any other tax liability arising in the actions of FCA because of violations of its tax obligations related to tax years prior to the two Demergers described in the section “Overview—The Separation. ”

There may be potential “Passive Foreign Investment Company” tax considerations for U.S. holders.

Shares of our stock would be stock of a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes with respect to a U.S. shareholder if for any taxable year in which such U.S. shareholder held shares of our stock, after the application of applicable “look-through rules” (i) 75 percent or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of our assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income.” U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

While we believe that shares of our stock are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is based on a factual determination made annually and thus is subject to change. Moreover, our common shares may become stock of a PFIC in future taxable years if there were to be changes in our assets, income or operations.

The consequences of the loyalty voting program are uncertain.

No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of special voting shares should be treated for Italian or U.S. tax purposes and as a result, the tax consequences in those jurisdictions are uncertain.

The fair market value of the special voting shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, our special voting shares are not transferable (other than, in very limited circumstances, together with the associated common shares) and a shareholder will receive amounts in respect of the special voting shares only if we are liquidated, we believe and intend to take the position that the fair market value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by us is incorrect.

The tax treatment of the loyalty voting program is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of special voting shares.

Overview

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars.

We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 176 authorized dealers operating 198 points of sale. We currently sell seven models, including four sports cars (488 GTB, 488 Spider, F12berlinetta and our special series F12 Tour de France, or F12tdf) and three GT cars (California T, FF and our new GTC4Lusso). We also produce a limited edition supercar, LaFerrari, and very limited editions series (Fuoriserie) and one-off cars.

In 2015, we shipped 7,664 cars, and recorded net revenues of €2,854 million, net profit of €290 million, adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) of €748 million and earnings before interest and taxes (EBIT) of €444 million. We divide our regional markets into EMEA, Americas, Greater China and Rest of APAC, representing respectively 44 percent, 34 percent, 8 percent and 14 percent of units shipped in 2015.

We recently completed the separation of our business from FCA, through a series of transactions which we refer to as the “Separation”, as summarized below.

History of the Company

Our company is named after our founder Enzo Ferrari. An Alfa Romeo driver since 1924, Enzo Ferrari founded his own racing team, Scuderia Ferrari, in Modena in 1929 initially to race Alfa Romeo cars. In 1939 he set up his own company, initially called Auto Avio Costruzioni. In late 1943, Enzo Ferrari moved his headquarters from Modena to Maranello, which remains our headquarters to this day. The Fiat group acquired a 50 percent stake in Ferrari S.p.A. in 1969, which increased to 90% in 1988, after the death of Enzo Ferrari, with the remaining 10% held by Enzo Ferrari’s son, Piero Ferrari.

The Separation

On October 19, 2015 we completed a restructuring intended to facilitate the initial public offering of our shares (the “IPO”) which resulted in the establishment of New Business Netherlands N.V., then renamed Ferrari N.V. (“Predecessor Ferrari”) as the holding company of the Ferrari group holding a 100 percent interest in Ferrari S.p.A. Predecessor Ferrari was originally established as a 100 percent owned subsidiary of FCA on May 24, 2013. As a result of the restructuring, immediately prior to the IPO, FCA held approximately 90% of Predecessor Ferrari common shares and special voting shares and Piero Ferrari, the son of our founder, held the remainder of Predecessor Ferrari common shares and special voting shares. As part of the restructuring, Predecessor Ferrari incurred debt in order to optimize the capital structure of Predecessor Ferrari as a public company through the issue by Predecessor Ferrari to FCA of a promissory note (the “FCA Note”).

On October 20, 2015, FCA priced an IPO of shares of Predecessor Ferrari shares representing approximately 10% of Predecessor Ferrari’s common share capital and, on October 21, 2015, such common shares started trading on the New York Stock Exchange under the ticker symbol “RACE”. Following completion of the IPO, FCA owned approximately 80% of Predecessor Ferrari common shares, Piero Ferrari held approximately 10% of Predecessor Ferrari common shares and investors in the IPO held approximately 10% of Predecessor Ferrari common shares.

On December 16, 2015, Ferrari repaid the FCA Note with the proceeds of a loan drawn under a syndicated credit facility with a group of lenders. See “Operating Results—Liquidity and Capital Resources—Indebtedness with FCA and Refinancing of the FCA Note.”

The remaining steps of the Separation were carried out through the following transactions, which occurred between January 1 and January 3, 2016. Through two consecutive demergers under Dutch law (the “Demergers”), the equity interests in Predecessor Ferrari previously held by FCA, corresponding to approximately 80% of Predecessor Ferrari common share capital, were transferred to holders of FCA common shares and FCA mandatory convertible securities (“MCS”). Immediately after the Demergers, Predecessor Ferrari merged with and into Ferrari, as surviving company (the “Merger”). Upon effectiveness of the Merger, Ferrari became the holding company of the Ferrari business.

Pursuant to the Separation, (i) holders of Predecessor Ferrari common shares received one Ferrari common share for each Predecessor Ferrari common share and one Ferrari special voting share for each Predecessor Ferrari special voting share held; (ii) FCA shareholders received one Ferrari common share for every 10 FCA common shares and one Ferrari special voting share for every 10 FCA special voting shares held; and (iii) holders of MCS received 0.77369 Ferrari common shares for each MCS unit (consisting of $100 in notional amount of MCS) held. Ferrari special voting shares held by FCA prior to the Demergers are no longer outstanding.

On January 4, 2016, the business day following effectiveness of the Merger, Ferrari common shares began trading on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana.

Industry Overview

Luxury performance cars share several characteristics with other luxury goods such as quality, aesthetics, rarity, exclusivity and a high degree of non-functional associations all of which leads to significantly higher pricing as compared to mass market goods within the same category. While affected by global macroeconomic conditions, the luxury goods market is also impacted by several more specific factors, such as, in recent years, the significant economic growth and wealth creation in certain emerging economies and rising levels of affluence and demand from the emerging middle and upper classes in Asia and a general trend towards urbanization. Particularly following the 2008-2009 downturn, this has led the global luxury goods market to return to perform better than global GDP, as shown in the chart below.

Sources: Bain & Company, 2015 for Global Personal Luxury Goods Market and World Bank Data, 1995-2014 for Global GDP.

Within the luxury goods market, we define our target market for luxury performance cars as two-door cars powered by engines producing more than 500 hp and selling at a retail price in excess of Euro 150,000 (including VAT). The luxury performance car market historically has followed relatively closely growth patterns in the broader luxury market. The luxury performance car market is generally affected by global macroeconomic conditions and, although we and certain other manufacturers have proven relatively resilient, general downturns can have a disproportionate impact on sales of luxury goods in light of the discretionary nature of consumer spending in this market. Furthermore, because of the emotional nature of the purchasing decision, economic confidence and factors such as expectations regarding future income streams as well as the social acceptability of luxury goods may impact sales.

Following the sharp recession of 2008-2009, the luxury performance car market has been resilient to further economic downturns and stagnation in the broader economy, also a result of the increase of new product launches, although the luxury performance car market has not yet returned to the pre-recession levels. A sustained period of wealth creation in several Asian countries and, to a lesser extent, in the Americas, has led to an expanding population of potential consumers of luxury goods. Developing consumer preferences in the Asian markets, where the newly affluent are increasingly embracing western brands of luxury products, have also led to higher demand for cars in our segment, which are all produced by established European manufacturers.

Additionally, the growing appetite of younger affluent purchasers for luxury performance cars has led to new entrants, which in turn has resulted in higher sales overall in the market.

Unlike in other segments of the broader luxury market, however, in the luxury performance car market, a significant portion of demand is driven by new product launches. The market share of individual producers fluctuates over time reflecting the timing of product launches. New launches tend to drive sales volumes even in difficult market environments because the novelty, exclusivity and excitement a new product is capable of creating and capturing its own demand from clients.

•	Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•	Ferrari data based on the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 85% of the total Ferrari shipments in 2015).

•	Data for the Luxury Performance Car Industry based on units registered (in USA, Brazil, Japan, Hong Kong, Taiwan, Australia, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in South Korea, Thailand, China, New Zealand, Singapore and Indonesia) in each period. Source: USA: US Maker Data Club, Brazil-ANFAVEA; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands- VWE; Spain- TRAFICO; Sweden-BranschData; Switzerland-ASTRA; China-China Automobile Industry Association-DataClub; Hong Kong-Hong Kong Motor Trader Association; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA; Thailand -Department of Land Transportation

The luxury performance car market has not yet returned to pre-recession levels. However, as shown in the chart above, our sales in recent years have proven less volatile than our competitors’. We believe this is due to our strategy of maintaining low volumes compared to demand, as well as the higher number of models in our range and our more frequent product launches compared to our competitors.

In 2015, our market share in the luxury performance car market was 24 percent (22.9 percent in 2014), with a 24 percent (25 percent in 2014) market share in the sports car segment and 24 percent (18.8 percent in 2014) market share in the GT segment. The chart below set forth our market shares in all geographical markets in which we operate.

•	Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•	Ferrari data based on the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 85% of the total Ferrari shipments in 2015).

•	Data for the Luxury Performance Car Industry based on units registered (in USA, Brazil, Japan, Hong Kong, Taiwan, Australia, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in South Korea, Thailand, China, New Zealand, Singapore and Indonesia) in each period. Source: USA: US Maker Data Club, Brazil-ANFAVEA; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands- VWE; Spain- TRAFICO; Sweden-BranschData; Switzerland-ASTRA; China-China Automobile Industry Association- DataClub; Hong Kong- Hong Kong Motor Trader Association; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA; Thailand-Department of Land Transportation.

While we monitor our market share as an indicator of our brand appeal, we do not regard market share in the luxury performance market as particularly relevant as compared to other segments of the automotive industry. We are not focused on market share as a performance metric. Instead, we deliberately manage our supply relative to demand, to defend and promote our brand exclusivity and premium pricing. In recent years, we have produced a substantially constant number of cars per year in furtherance of that strategy, and, therefore, our market share has decreased as a result of the increase in overall market volumes.

Competition

Competition in the luxury performance car market is concentrated in a fairly small number of producers, including both large automotive companies as well as small producers exclusively focused on luxury cars, like us. The luxury performance car market includes a sports car segment and a GT segment.

In the sports car segment our products, are the 488 GTB, 488 Spider, F12berlinetta and our latest special series, F12tdf , and our principal competitors are Lamborghini (Huracán, Aventador and Aventador SV), McLaren (650S, 675LT, 570S and 540C), Porsche (911 Turbo, Turbo S and GT3 RS), Mercedes (SL 63/65 AMG), Aston Martin (Vanquish and V12 Vantage/S) and Audi (R8 V10 and R8V10 Plus). In the GT segment our products are the California T, FF and new GTC4Lusso (which will be replacing FF in the second semester of 2016) models and our principal competitors are Rolls-Royce (Wraith), Bentley (Continantal GT/GTC, V12 and V8, Speed and S version and GT3-R), Aston Martin (DB9) and Mercedes (CL 63/65 AMG and S Coupé 63/65 AMG).

In recent years, the market has shifted somewhat with an increased focus on the GT segment and the lower priced range of the sports car market, with larger automotive groups expanding their offering of premium cars to enter the luxury performance car market.

Competition in the luxury performance car market is driven by the strength of the brand, and the appeal of the products in terms of performance, styling, novelty and innovation as well as on the manufacturers’ ability to renew its product offerings regularly in order to continue to stimulate customer demand. Larger automotive groups with a product offering in the luxury performance car market typically have larger financial resources compared to the small luxury car producers and therefore may have more flexibility in planning for product launches and capital spending over time.

Competition among similarly positioned luxury performance cars is also driven by price and total cost of ownership. We believe that the resilience of the value of our cars after a period of ownership is an important competitive factor because it decreases the total cost of ownership for our clients and promotes repeat purchases.

Overview of Our Business

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 176 authorized dealers operating 198 points of sale.

We believe our cars are the epitome of performance, luxury and styling. We currently sell seven models, including four sports cars (488 GTB, 488 Spider, F12berlinetta and our special series F12 Tour de France, or F12tdf) and three GT cars (California T, FF and our new GTC4Lusso). The 488 GTB and the 488 Spider were launched in 2015 to replace the 458 Italia and 458 Spider, which we produced and sold in 2015 but are now discontinued. The F12tdf, unveiled in October 2015, is our latest special series and follows the 458 Speciale and 458 Speciale A, which we produced and sold in 2015 but are now discontinued. In February 2016, we unveiled the new GTC4Lusso, our latest GT car, which will replace the FF, with sales expected to begin in the second semester of 2016. We also produce a limited edition supercar, LaFerrari, and very limited editions series (Fuoriserie) and one-off cars.

In 2015, we shipped 7,664 cars, and recorded net revenues of €2,854 million, net profit of €290 million, adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) of €748 million and earnings before interest and taxes (EBIT) of €444 million. For additional information regarding Adjusted EBITDA, which is a non-GAAP measure, including a reconciliation of Adjusted EBITDA to net profit.

We pursue a low volume production strategy in order to maintain a reputation of exclusivity and scarcity among purchasers of our cars and deliberately monitor and maintain our production volumes and delivery wait-times to promote this reputation. We divide our regional markets into EMEA, Americas, Greater China and Rest of APAC, representing respectively 44 percent, 34 percent, 8 percent and 14 percent of units shipped in 2015.

We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 25 franchised, 12 owned Ferrari stores and on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which we believe enhance the brand experience of our loyal following of clients and Ferrari enthusiasts.

We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with approximately 420 million television viewers annually. Although our most recent Formula 1 world title was in 2008, we are enhancing our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the premium luxury market growth. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

Sports and GT Cars

Our current product range consists of seven models, including six range models and one special series, equipped with either eight or twelve cylinder engines and divided into two classes: Sports cars and GT cars. We target end clients seeking high performance cars with distinctive design and state of the art technology. Within these parameters, we offer different models to meet our clients’ varying needs and to differentiate our line-up from that of other manufacturers’, ranging from the exceptional performance of our Sports cars to the luxury and drivability of our GT cars. Our diversified product offering includes different architectures (such as front-engine and mid-rear engine), engine sizes (V8 and V12), body styles (such as coupes and spiders), and seating (2 seaters and 2+2 seaters).

Our sports cars are characterized by compact bodies, a design guided by performance and aerodynamics, and often benefit from technologies initially developed for our Formula 1 single-seaters. They favor performance over comfort, seeking to provide a driver with an immediate response and superior handling, leveraging state of the art vehicle dynamics components and controls. In our sports car class, we offer three models: two of which are equipped with mid-rear V8 engines, namely the 488 GTB (with 670 hp) which, starting from the second half of 2015, has replaced the 458 Italia, the 488 Spider (with 670 hp) which, starting from the fourth quarter of 2015, has replaced the 458 Spider; and one equipped with a front V12 engine, the F12berlinetta (with 740 hp). Our GT cars, while maintaining the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and quality of life on-board. In our GT class, we offer one model equipped with our V8 engine with 560 hp, the California T, and two models equipped with our V12 engine, the FF, with 660hp (our first all-wheel drive four seat car) and the new GTC4Lusso which will be replacing FF starting from the second semester of 2016. We also from time to time design, engineer and produce special series cars which are based on our range models but introduce novel product concepts. These cars are characterized by significant hardware and software mechanical modifications designed to enhance performance and drivability. Our special series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new range models. Our current special series model is the F12tdf, equipped with a V12 engine with 780 hp. Our 458 Speciale and the 458 Speciale Aperta special series were discontinued in 2015.

In addition to our range models and special series described above, we also continue the longstanding Ferrari tradition of limited edition supercars, very limited series (fuoriserie) and one-off cars. Our limited edition supercars, which we typically launch in seven to 10 year intervals, are the highest expression of Ferrari performance and are often the forerunners of technological innovations for the future range models, with innovative features and futuristic design. We launched our latest supercar, LaFerrari, in 2013 with a limited production run of 499 models. Our fuoriserie cars can be based on range or special series mechanical components, but are characterized by important exterior body modifications resulting in an innovative product by concept or design. These exclusive cars are linked to specific events or celebrations, such as the Sergio (named after longtime designer of Ferrari cars, Sergio Pininfarina) and the F60 America (celebrating our 60th anniversary of sales in the United States). Our one-off cars are designed to meet the varying needs of our most loyal and discerning clients. They reflect the exact design and specifications required by the clients, and are produced as a single, unique vehicle. (See “—Limited Edition Supercars, Fuoriserie and One-Offs”).

The table below sets forth our unit shipments for the years ended December 31, 2015, 2014 and 2013, by geographic market:

(Number of cars and % of total cars)	For the years ended December 31,
	2015	%	2014	%	2013	%
EMEA
UK	740	9.7%	705	9.7%	686	9.8%
Germany	595	7.8%	616	8.5%	659	9.4%
Switzerland	340	4.4%	332	4.6%	350	5.0%
Italy	285	3.7%	243	3.3%	206	2.9%
France	274	3.6%	253	3.5%	273	3.9%
Middle East(1)	456	5.9%	521	7.2%	472	6.7%
Rest of EMEA(2)	661	8.6%	604	8.3%	663	9.5%

Total EMEA	3,351	43.7%	3,274	45.1%	3,309	47.3%

Americas(3)	2,640	34.4%	2,462	33.9%	2,382	34.0%
Greater China(4)	610	8.0%	675	9.3%	572	8.2%
Rest of APAC(5)	1,063	13.9%	844	11.6%	737	10.5%

Total	7,664	100.0%	7,255	100.0%	7,000	100.0%

(1)	Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)	Rest of EMEA includes Africa and the other European markets not separately identified.
(3)	Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(4)	Greater China includes China, Hong Kong and Taiwan.
(5)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

The table below sets forth our unit shipments for the years ended December 31, 2015, 2014 and 2013, with a breakdown of Sports and GT cars:

(Number of cars)	For the years ended December 31,
	2015	2014	2013
Sports
V8(1)	3,534	3,651	3,944
V12(2)	1,169	1,565	1,401

Total Sports	4,703	5,216	5,345

GT
V8	2,638	1,645	1,219
V12	323	394	436

Total GT	2,961	2,039	1,655

TOTAL	7,664	7,255	7,000

(1)	Includes 458 Speciale and 458 Speciale A for 2015 and 2014 and 458 Speciale for 2013.
(2)	Includes LaFerrari starting from the fourth quarter of 2013.

We are also actively engaged in after sales activities driven, among other things, by the objective of preserving and extending the market value of the cars we sell. We believe our cars’ performance in terms of value preservation after a period of ownership significantly exceeds that of any other brand in the luxury car segment. High residual value is important to the primary market because clients, when purchasing our cars, take into account the expected resale value of the car in assessing the overall cost of ownership. Furthermore, a higher residual value potentially lowers the cost for the owner to switch to a new model thereby supporting client loyalty and promoting repeat purchases.

Range Models and Special Series

Our products include the range models and special series described below. Our range models currently include three sports cars, 488 GTB, 488 Spider and F12berlinetta, and three GT cars, California T, FF and GTC4Lusso.

The 488 GTB and the 488 Spider were launched in 2015 to replace the 458 Italia and 458 Spider, which we produced and sold in 2015 but are now discontinued. In February 2016, we unveiled the new GTC4Lusso, our latest GT car, which will be replacing the FF starting from the second semester of 2016.

We also offer special series cars based on our range models. These cars are characterized by significant hardware and software modifications (engine, aerodynamics, and dynamics among others), designed to enhance performance and drivability when compared to current range models. Our latest special series, unveiled in October 2015, is the F12tdf, which is based on the F12berlinetta. The special series models 458 Speciale and 458 Speciale A, were produced and sold in 2015 but are now discontinued.

All of our range and special series models feature highly customizable interior and exterior options such as forged rims, luxury leathers, seat style, panoramic roof, dashboard and steering wheel inserts (see “—Personalization Program and Tailor Made Program”).

488 GTB

The 488 GTB is a two seater berlinetta with a 670 hp mid-rear mounted V8 engine. It was launched in March 2015, 40 years after we unveiled our first ever mid-rear-engined V8 model (the 308 GTB). The model’s exterior and interior design was developed entirely by Ferrari Design Centre. Its large signature air intake scallop evokes the original 308 GTB and is divided into two sections by a splitter. Designed for track-level performance, the 488 GTB can also provide enjoyment to non-professional drivers for everyday use. Accelerating from 0-200 km/h in only 8.3 seconds, its new 3902 cc V8 turbo engine is at top of the class for power output, torque and response times. In the cabin, the seamless integration of the new satellite control clusters, angled air vents and instrument panel heightens the sense that the cockpit is completely tailored around the driver, leading to an extremely sporty yet comfortable ambiance. The 488 GTB has already collected various accolades including: Autocar (UK) - 2015 ‘Best Driver’s Car’. Sport Auto (Germany) - 2015 Best Brands Awards - “Best Coupé over €150,000” and Middle East Car of the Year (MECOTY) - ‘Best Supercar 2015’.

488 Spider

Our latest sports car, the 488 Spider, launched in September 2015, is a two seat coupe with a 670 hp mid-rear mounted V8 engine. Its retractable hard top, which saves approximately 25 kg on a soft top, unfolds and retracts in 14 seconds and can also be raised or lowered while the car is moving. If offers the full experience of sports car driving, especially on mixed and challenging surfaces, but aims to cater to those who do not need to constantly push their car to the limit on the track. Styled entirely in-house at Ferrari Design Centre and designed around the retractable hard top concept, the 488 Spider combines the prowess of the 488 GTB coupe’s mid-rear V8 with innovations in aerodynamics, including a new Ferrari-patented blown spoiler, which allows air to enter an intake at the base of the rear screen and exit via the bumper and reduces drag. The 488 Spider accelerates from 0 to 100 km/h in 3.0 seconds and from 0 to 200 km/h in 8.7 seconds and offers exceptional dynamic behavior, with close to no turbo lag and response time of just 0.8 seconds. Shipments of the first 488 Spider models started in the fourth quarter of 2015.

F12berlinetta

Launched in 2012, the F12berlinetta is equipped with a 740 hp V12 engine. Built around evolved transaxle architecture with cutting-edge components and control systems, it sets a new standard in aerodynamics and handling. Though conceived as a performance automobile, the F12berlinetta is capable of both high speed and long-distance driving. In 2013 it won the International Engine of the Year Award in both the Best Performance category and Best Engine above 4.0 liters category. The F12berlinetta is the first model launched since the creation of Ferrari’s in-house styling studio and was awarded the Compasso d’Oro (Golden Compass) award in 2014, the first Ferrari model to receive this distinction.

F12tdf

Unveiled in October 2015, the F12tdf is our latest special series sports car (based on the F12berlinetta), which pays tribute to the Tour de France, the legendary endurance road race that Ferrari dominated in the 1950s and 1960s. Designed entirely in-house at Ferrari Design Centre, the F12tdf is a two seat coupe equipped with a 6262cc 65° V12 engine with a maximum power of 780 hp (compared to the 740 hp of F12berlinetta) at 8,500 rpm. The F12tdf is the most powerful high performance Ferrari sports car ever built. Its engine’s sporty response is assured by a maximum torque of 705 Nm (up from 690 Nm) at 6,750 rpm with 80% of such force already available at 2,500 rpm. The F12tdf is equipped with a new Ferrari innovative rear-wheel steering system, known as the Virtual Short Wheelbase (or Passo Corto Virtuale), which together with other vehicle dynamic control systems guarantees the steering wheel response times and turn-in of a competition car while increasing stability at high speed. These factors combine to produce an outstanding acceleration: 0-100 km/h in 2.9 seconds and 0-200 km/h in 7.9 seconds.

California T

The California T, which followed the great success of our 2008 California model, is equipped with a 560 hp V8 turbo engine. Launched in 2014, it is the only GT car in the segment to combine a retractable hard top, rear seats and a ski passage to the spacious trunk. Its new turbocharged V8 engine comes with a variable boost management system. This makes it the only turbo engine in the world with close to no turbo lag. It also features a revised rear and interior design and a 15 percent reduction in fuel consumption compared to its predecessor. Its lines, penned by Ferrari Design Centre in collaboration with Pininfarina, were awarded the 2015 Red Dot Design Award. In January 2016, we announced the introduction of the Handling Speciale Package (“HSP”) on the California T. The HSP, designed to ensure increased performance, handling and response for a more sporty driving experience, will be presented at the Geneva Motor Show in March 2016.

FF

Launched in 2011, the FF, our first four-wheel drive model, is equipped with a 660 hp V12 engine. Among its main innovations, the FF features the patented lightweight 4RM system, which transmits torque to all four wheels, thus allowing a 50 percent saving in weight compared to a traditional four-wheel drive system and a lower center of gravity to be maintained. Part of our GT class, the Pininfarina-styled FF features an elegant two door, four seat sporting layout, and the best cabin and luggage space and occupant comfort in its class.

GTC4Lusso

Unveiled in February 2016, the GTC4Lusso is our latest four-seater four-wheel drive Grand Tourer model. Its name recalls historic Ferrari models, such as the 330GT 2+2 and the 250 GT Berlinetta Lusso, renowned for their combination of elegance and performance. The Ferrari Design-penned GTC4Lusso adds a further refinement to the shooting brake coupe style to produce a streamlined, tapered silhouette. The GTC4Lusso is equipped with a 6262cc 65° V12 engine with a maximum power of 680 hp, maximum speed of 335/Km/h and acceleration of 0-100 km/h in 3.4 seconds The Ferrari-patented integrated four wheel drive and steering system allows the driver to effortlessly handle the exceptional torque in a variety of road conditions. Production of the GTC4Lusso is expected to start in the second quarter of 2016, and shipments are expected to start in the third quarter of 2016.

Personalization Program and Tailor Made Program

All of our models feature highly customizable interior and exterior options, which together comprise our personalization catalogue. Some of these options include custom shop wheels, alternate brake caliper colors, parking cameras, magneride dual mode suspension, sport exhaust systems, different panoramic roof options, various door configurations, steering wheel inserts and state of the art custom high fidelity sound systems.

With our “Special Equipment” program, we offer clients additional customization choices for their car. Our specialists are able to guide clients in creating a very customized car through a wide catalog of special items such as different types of rare leathers, custom stitching, special paints, special carbon fiber, and personalized luggage sets designed to match the car’s interior.

The “Atelier” and “Tailor Made” programs provide two additional levels of personalization in accordance with the expectations of our clients. Both programs benefit from the Maranello factory environment that inspires clients’ special requests. In particular, in the “Tailor Made” program a dedicated Ferrari designer assists clients in selecting and applying virtually any specific design element chosen by the client. Our clients benefit from a large choice of finishes and accessories in an array of different materials (ranging from cashmere to denim), treatments and hues. To assist our clients’ choice we also offer three collections inspired by Ferrari’s own tradition: Scuderia (taking its lead from our sporting history), Classica (bringing a modern twist to the styling cues of our signature GT models) and Inedita (showcasing more experimental and innovation-led personalization).

Limited Edition Supercars, Fuoriserie and One-Offs

In line with our tradition of supercars starting with the 288GTO in 1984 through to the Enzo, which we launched in 2002, we also produce limited edition supercars. These are the highest expression of Ferrari road car performance at the time and are often the forerunners of technological innovations for future range models, with innovative features and futuristic design. Furthermore, in connection with certain events or celebrations, we also launch very limited edition cars (our fuoriserie). These models can be offered globally, or may be limited to specific local markets. Based on an exotic product concept not available on the standard Ferrari model range, these cars feature completely unique design and specifications compared to our other models.

LaFerrari

Launched in 2013, LaFerrari is the latest in our line of supercars. Planned for a total production run of just 499 cars, LaFerrari is our first car with hybrid technology. Alongside its powerful rear-wheel drive layout V12 engine (which generates 800 hp), the hybrid system comprises two electric motors and a special battery consisting of cells developed by the Scuderia Ferrari where the F138 KERS technology was pioneered. Because the battery generates an additional 163 hp, LaFerrari has a combined total of 963 hp. LaFerrari’s HY-KERS system is designed to achieve seamless integration and rapid communication between the V12 and electric motor, thus blending extreme performance with maximum efficiency. Thanks to the hybrid technology, LaFerrari generates almost 50 percent more horsepower than the Enzo, its predecessor, and 220 hp more than the F12, our most powerful car to date. LaFerrari is the first Ferrari road car to have been entirely styled in house by Ferrari Design Centre. It was granted the 2014 Red Dot Design Award and the Design of the Year Award at the 2014 AutoDesign Awards.

F60 America

The F60 America, a V12 open air roadster, celebrates our 60 years in the United States and is available to U.S. clients only. It combines two of our American clients’ great passions-the modified V12 engine and open-top driving. The exterior is finished in North American Racing Team livery, with special 60th anniversary prancing horse badges adorning the wheel arches. Inside, the F60America features bespoke cabin trim, with the driver’s side finished in red and the passenger side in black-a nod to our historic competition cars. We have pre-sold ten F60s. Production started in the second half of 2015 and the first car was delivered in January 2016.

One-Offs

Finally, in order to meet the varying needs of our most loyal and discerning clients, we also from time to time produce one-off models. While based on the chassis and equipped with engines of one of the current range models for registration purposes, these cars reflect the exact exterior and interior design and specifications required by the clients, and are produced as a single, unique car. One of the most iconic models to have emerged from our One-Off program are the SP12 EC and the F12 TRS, a radical two-seat roadster created on the platform of the F12berlinetta in 2014. The program is set to expand due to increasing demand.

Non-Registered Racing Cars

Based on our Sports and GT cars, we also develop and manufacture special racing cars. These cars are not registered for use on the road and may only be used on track. Clients and private teams purchase these cars for the purpose of participating in our non-competitive and competitive client events, such as Corse Clienti (see “—Client Relations”), or competing in other GT racing competitions, such as the GT2, GT3 and Grand-Am.

In 2015, we produced a total of 26 458 Challenge cars, which are reserved for owners competing in our mono-brand Ferrari Challenge championship. In 2015, we also produced a total of seven 458 GT cars aimed at drivers participating in Grand Tourism competitions worldwide. In 2015 we also started the development and production of the new 488 GT cars, shipments of which will commence at the beginning of 2016.

Since 2005, we have also operated our XX Program, a non-competitive “owner-test drivers” program organized at some of the best known race tracks in Europe, Asia and North America. Through the XX Program, we test advanced solutions and technological innovations by providing a select group of clients the opportunity to drive cars enhanced with superior power and performance characteristics. As part of this program, we have developed the FXX K, based on LaFerrari, shipments of which started in the second quarter of 2015: we shipped a total of 20 cars in 2015. Although conceived as a track-only model, the FXX K was specially styled by Ferrari Design Centre working closely with the aerodynamics engineers. The FXX K received the Red Dot “Best of the Best” Design Award in 2015, one of the most recognized design awards in the world.

Sales and After-Sales

Our commercial team, which includes 211 employees at December 31, 2015, is organized in four geographic areas covering our principal regional end markets: (i) EMEA, which is also responsible for South Africa and India, (ii) Americas, (iii) Greater China (which includes The People’s Republic of China, Taiwan and Hong Kong), and (iv) Rest of APAC (which includes the rest of Asia and Oceania).

Dealer network

We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer. At December 31, 2015, our network comprised 176 dealers operating 198 points of sale.

We do not own dealerships and, while our strategy does not contemplate owning dealerships, we retain flexibility to consider all market requirements from time to time.

We believe that our careful and strict selection of the dealers that sell our cars is a key factor for promoting the integrity and success of our brand. Our selection criteria are based on the candidates’ reputation, financial solidity and track record. We are also mindful to select dealers who are able to provide an in-store experience and to market and promote our cars in a manner intended to preserve the Ferrari brand integrity and to ensure the highest level of client satisfaction.

While dealers may hold multiple franchises, we enjoy a high degree of prominence and level of representation at each point of sale, where most of the client interface and retail experience is exclusive to Ferrari. Our network and business development team works directly with individual dealers to ensure various standards are met. All dealers must conform to our rigorous design, layout and corporate identity guidelines ensuring uniformity of the image and client interface. Through the Ferrari Academy we provide training to dealers for sales, after sales and technical activities to ensure our dealer network delivers a consistent level of market leading standards across diverse cultural environments. We train and monitor dealers intensively and we collect and observe data relating to their profitability and financial health in order to prevent or mitigate any adverse experience for clients arising from a dealer ceasing to do business or experiencing financial difficulties. Our representatives visit dealerships regularly to measure compliance with our operating standards. We have the right to terminate dealer relationships in a variety of circumstances including failure to meet performance or financial standards, or failure to comply with our guidelines.

We provide a suggested retail price or a maximum retail price for all of our cars, but each dealer is free to negotiate different prices with clients and to provide financing. Although many of our clients in certain markets purchase our cars from dealers without financing, we provide direct or indirect finance and leasing services to retail clients and to dealers. (See “—Financial Services”).

The total number of our dealers has been relatively stable in recent years and the number of dealers as well as their geographical distribution tends to reflect closely the development or expected development of sales volumes to end clients in our various markets over time. Dealer turnover is relatively low, reflecting the strength of the franchise and our selection processes, but is sufficient to guarantee an orderly renewal over time and to stimulate the network’s health and performance.

The chart below sets forth the geographic distribution of our 198 points of sale at December 31, 2015:

Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.4 percent of sales, and our 15 largest dealers representing 24 percent of sales.

As part of our supply and demand management, we determine allocations based on various metrics including expected developments in the relevant market, the number of cars sold historically by the various dealers, current order book of dealers and the average waiting time of the end client in the relevant market. We have recently introduced an enhanced order reporting system which allows us to collect and monitor information regarding end client orders and assists us in production planning, production allocation and dealer management.

Parts

We supply parts for current and older models of Ferrari to our authorized dealer network. In addition to substitution of spare parts during the life of the car, sales are driven by clients’ demand for parts to customize their cars and maximize performance, particularly after a change in ownership and to compete in the Ferrari Challenge and other client races. We also supply parts to Ferrari models currently out of production, with stocks dating back to 1995. The stock of parts for even older models is currently owned and managed by a third party which in some cases also manufactures out-of-stock parts based on our design. The sale of parts is a profitable component of our product mix and it is expected to benefit from the increase in the number of Ferrari cars in circulation.

After Sales

Dealers provide after sale services to clients, either at facilities adjacent to showrooms, or in stand-alone service points across 240 facilities worldwide. After sales activities are very important for our business to ensure the client’s continued enjoyment of the car and the experience. Therefore, we enforce a strict quality control on our dealers’ services activities and we provide continued training and support to the dealers’ service personnel. This includes our team of “flying doctors,” Ferrari engineers who regularly travel to service centers to address difficult technical issues for our clients.

We also sell certain cars together with a scheduled program of recommended maintenance services in order to ensure that these cars are maintained to the highest standards to meet our strict requirements for performance and safety.

While we do not have any direct involvement in pre-owned car sales, we seek to support a healthy secondary market in order to promote the value of our brand, benefit our clients and facilitate sales of new cars. Our dealers provide an inspection service for clients seeking to sell their car which involves detailed checks on the car and a certification on which the client can rely, covering, among other things, the authenticity of the car, the conformity to original technical specifications, and the state of repair. Furthermore, we offer owners of classic Ferrari cars maintenance and restoration services.

Client Relations

Our clients are the backbone of our business together with our brand and our technology. We do not promote our brand or our cars through general advertising. Our main brand marketing and promotional activities have two principal targets.

Firstly, we target the general public. Our most significant effort in this respect is centered on our racing activities and the resonance of Scuderia Ferrari (see “—Formula 1 Activities”). We also engage in other brand-promotional activities, including participation in motor shows and other public events.

Secondly, we target existing and prospective clients, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long term relationships with our clients, which is key to our success. In 2015, approximately 59.5 percent of our new cars were sold to Ferrari owners.

By purchasing our cars, clients become part of a select community sharing a primary association with the Ferrari image and we foster this sense of fellowship with a number of initiatives. We strive to maximize the experience of our clients throughout their period of interaction with Ferrari - from first contact, through purchasing decision process, to waiting-time management and ownership.

Client events

We organize a number of client events at Maranello and elsewhere.

Our factory in Maranello is the core of our client engagement strategy and a symbolic hub attracting clients and prospects worldwide. Upon invitation, clients and prospects can visit the factory, witness some of its workings and experience several Ferrari core values such as heritage, exclusivity and customization. At the factory, clients have the opportunity to configure their cars through our personalization and bespoke program (see “—Personalization”).

Clients are also invited to celebrations and other events that we organize in various markets. Some recent examples include the celebrations of the “Year of the Horse” in China and the Finali Mondiali in Mugello, Italy, which attracted over 50,000 fans during the racing days.

Every new model launch is carefully staged and selected clients and prospects have preferential access to the new car. The new model presentation begins with the release of images providing a preliminary, often partial view of its design. Clients are then invited to a preview or world premiere. A public model presentation generally follows at motor shows where clients are provided access to the Ferrari stand. Further country and regional events follow before delivery of the first cars to dealers.

Driving events

Driving events serve the dual objective of allowing clients to experience at their best the emotion of driving a Ferrari car, and to foster client loyalty and repeat purchases by creating superior car-usage occasions. Track and sporty driving activities are mainly targeted to clients with a preference for sports models.

In addition to several track day activities, organized by local sales departments and dealers to allow clients to use their cars on ad-hoc rented tracks, Ferrari has a central department responsible for professionally organizing races and racing courses, Corse Clienti. The Corse Clienti activities take place on some of the world’s most famous race tracks, and include both competitive races, such as the Ferrari Challenge Championships, and non-competitive events, such as with XX and F1 Programme. The XX and F1 Programme is a highly selective initiative dedicated to a restricted group of clients who own non-homologated GT race cars and F1 cars previously used in the Formula 1 Championship. Ferrari Challenge and XX/Formula 1 events are sometimes accompanied by so-called Ferrari Racing Days. These events are open to non-competing clients and prospects and a wider audience, and they offer the opportunity for important client gatherings.

In addition to on-track racing, we organize various on-the-road driving events, including both proprietary formats (Ferrari Cavalcade) or with a branded presence within an established driving event. For example, in the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio modern Ferrari cars participate in their own regularity rally taking place shortly before the start of the classic Mille Miglia and Targa Florio races.

We see nurturing our clients’ passion for driving as a key asset for our future commercial success, particularly in markets where racing traditions are less pronounced. We offer to our prospective and existing clients interested in new Ferrari models our Esperienza Ferrari initiative, which consists of driving sessions designed to allow participants to experience the pleasure of driving a Ferrari with a team of highly qualified and skilled Ferrari instructors and technicians professionally trained in high-performance driving. In addition we also offer on-track driving courses to our clients, catering to different levels of skill and experience and teaching essential driving skills for high performance cars. In our newer markets, such as China, we also offer complimentary driving courses on track to any new car buyer.

Ferrari Classiche

Through our “Ferrari Classiche” service, we offer specialized maintenance and restoration services to owners of Ferraris older than 20 years. We use either original components and spare parts or replicas based on the original specifications and our restoration service offers our clients the opportunity to reinstate any classic Ferrari to its pristine, original conditions. Each year Ferrari Classiche carries out maintenance works on approximately 40 cars and performs approximately 10 full restorations.

Ferrari Classiche also issues certificates of authenticity to Ferrari models older than 20 years and to all Ferrari racing cars, including Formula 1 single-seaters of any age, to attest the authenticity of the cars and of their components. Each certified car undergoes a thorough technical inspection, at the Ferrari Classiche workshop in Maranello or at certain of our authorized dealers worldwide, to verify that the car’s chassis, engine, gearbox, transmission, suspension, brakes, wheels, bodywork and interior are original, or otherwise comply with, the car’s original specifications. If the inspection is successful, our committee of experts, chaired by Piero Ferrari, our Vice Chairman, grants the certification. In recent years Ferrari Classiche has on average granted approximately 400 certificates of authenticity per year.

Formula 1 Activities

Our participation in the Formula 1 world championship with Scuderia Ferrari is the core element of our marketing effort and an important source of technological innovation for the engineering, development and production of our Sports and GT cars. The Formula 1 world championship is the highest class for single-seat auto races, attracting the best drivers, engineers and designers. Importantly, with over 420 million television viewers in 2015 (Source: Repucom, 2015), it is the most watched annual sport series in the world.

Formula 1 cars rely on advanced technology, powerful engines and cutting edge aerodynamics, making them the most advanced racing vehicles in motorsports. Single seater Formula 1 racing cars can reach speeds of up to 360 km/h (220 mph). While Europe is the sport’s traditional base, Formula 1’s reach has expanded significantly and an increasing number of Grand Prix are held in non-European countries, such as China, Bahrain, United Arab Emirates, Singapore, Australia, Brazil, Canada, Japan, Mexico and the United States. This provides participants in the world championship exceptional visibility on the world stage, as also evidenced by the growing volume of dedicated media to the events, including websites, blogs, magazines and other publications.

Our Scuderia Ferrari has participated in the Formula 1 world championship since its beginning in 1950, and won our first Grand Prix in 1951. Since our debut, we have participated continuously in the world championship and we are the oldest and most successful team in the history of Formula 1, with 224 Grand Prix won. On August 23, 2015, at the Spa-Francorchamps circuit in Belgium, we competed in our 900th Grand Prix race. In the 64 years of our racing history, we have won 15 drivers championships and 16 constructors championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red single-seaters including Alberto Ascari, Juan-Manuel Fangio, Niki Lauda, Gilles Villeneuve, Alain Prost and Michael Schumacher. Our main drivers for the 2015 Formula 1 world championship are Sebastian Vettel, currently in his second season with Scuderia Ferrari and winner of four of the most recent six drivers’ championship titles, and Kimi Raikkonen, who won our most recent drivers’ championship in 2007. The two drivers have won a combined 62 Grand Prix races.

Our Formula 1 racing performance has been less successful over the past several years as our most recent driver’s championship and constructors’ championship were in 2007 and 2008, respectively. To address this, we have recently enhanced our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. In addition to increasing our research and development activity to improve car performance, these efforts have included adding to the racing team in 2015 Sebastian Vettel, one of the most successful drivers in recent years, and Maurizio Arrivabene as team principal.

Participation in the world championship is regulated by bilateral Team Agreements entered into between Formula One World Championship Limited (FOWC), the Formula 1’s commercial rights holder, and each competing Formula 1 racing team (including Ferrari) and by regulations issued by the Federation Internationale de l’Automobile (FIA), the motor sport’s governing body. The Team Agreements cover the 2013-2020 racing seasons and govern the terms by which the racing teams take their share of commercial profits. The FIA regulations, regulate how the cars are manufactured and the teams compete in races and include technical regulations governing aspects ranging from tyres, weight, to ignition, fueling and throttle requirements, and sporting regulations covering scoring and racing procedures. In return for their participation in Formula 1 races the teams receive a share of a prize fund based on the profits earned from Formula 1 related commercial activities managed by FOWC, including in particular television broadcasting royalties and other sources, such as racetrack owners’ fees. Shares in a prize fund equal to approximately 60 percent of earnings before interest, tax, depreciation and amortization from commercial activities and broadcasting rights are paid to the teams, largely based on the relative ranking of each team in the championship. We use our share of these payments to defray part of the costs associated with Scuderia Ferrari, including the costs of designing and producing a set of single-seaters each year and the costs associated with managing a racing team including earnings of drivers, who generally are among the most highly paid athletes in the world.

Improvements in technology and, sometimes, changes in regulation, require the design and production of a new racing car every year. Therefore, we begin designing our single-seaters each year in April in anticipation of the start of the racing season the following March. While the chassis we build each year are designed to be used throughout the racing season, the majority of other components mounted on our cars are adjusted from race to race depending on the characteristics of the circuits.

To maximize the performance, efficiency and safety of our single-seaters, while complying with the strict technical rules and restrictions set out by the FIA, our research and development team plays a key role in the development of our engines and cars. We often transfer technologies initially developed for racing to our road cars. Examples include traction control systems, gear shifting steering wheels, and the use and development of carbon fiber, which makes cars lighter and faster. Our road cars (especially our sports car models) have benefited from the know-how acquired in the wind tunnel by our racing car development teams, enjoying greater stability as they reach high speeds on and off the track. Our research and development team focused on combining minimal lap times with maximum efficiency, leading to advances in kinetic energy recovery system, or KERS, technology. KERS recovers a moving vehicle’s kinetic energy while braking, storing it in a reservoir. Building on our racing team’s expertise, we developed a hybrid KERS system, for our LaFerrari road car.

The high brand visibility we achieve through success in the world championship has historically enabled us to benefit from significant sponsorships. Philip Morris International has been Scuderia Ferrari’s official sponsor for over forty years and, together with Shell (our official sponsor since 1996) and Banco Santander (our official sponsor since 2008) remain our principal official sponsors. Other official sponsors include TNT (Energy Drink), Alfa Romeo, UPS, Kaspersky lab, Weichai, Hublot and Claro. Our official suppliers include, among others, Pirelli, Puma, Oakley, IVECO, Mahle, NGK, Magneti Marelli and OMR. Visibility and placement of a sponsor’s logo reflects the level of sponsorship fees. Historically, our sponsors have sought advertising opportunities on the chassis of our cars, on clothes worn by our team members and drivers, and in the right to mention Ferrari in their marketing materials.

We utilize the platform provided by Formula 1 for a number of associated marketing initiatives, such as the hosting of clients and other key partners in the Scuderia Ferrari paddock to watch Grand Prix races, and our Formula 1 drivers participation in various promotional activities for our road cars. We often sell older single-seaters to clients for use in amateur racing.

More generally, Formula 1 Racing allows us to promote and market our brand and technology to a global audience without resorting to traditional advertising activities, therefore preserving the aura of exclusivity around our brand and limiting the marketing costs that we, as a company operating in the luxury space, would otherwise incur.

The Mugello Circuit

We acquired the international Mugello circuit in Scarperia, near Florence, in 1988. We have renovated its buildings, 5.2 km race track and other testing and racing facilities, making Mugello, we believe, one of the world’s finest circuits of its type, with FIA Grade 1 and FIM Grade A certifications, the highest level of homologation for a track- race.

We perform promotional activities in order to rent the Mugello circuit to event organizers who regularly host leading car and motorbike races at the circuit, including the MotoGP World Championship since 1992. Many Formula 1 constructors have also used our Mugello circuit for their development tests.

In 2011, the Mugello circuit won its fifth “Best Grand Prix” award, the highest honor given by the motor sport world for MotoGP organizers. The Mugello circuit is the only track race to have received this award five times.

Brand Activities

Ferrari is one of the world’s leading luxury brands. We engage in brand development and protection activities through licensing contracts with selected partners, retail activities through a chain of franchised or directly managed Ferrari stores, licensed theme park and the development of a line of products sold exclusively in our Ferrari stores and on our website www.store.ferrari.com.

Licensing and Theme Park

We enter into license agreements with a number of licensees for the design, development and production of Ferrari branded products.

We carefully select our licensees through a rigorous process and we contractually seek to ensure that our brand and intellectual property are protected and that the products which will eventually bear our brand are of adequate quality, appearance and market positioning.

The table below sets forth our current licensing mix.

Category	Principal Licensees
• Oakley (sunglasses)

Accessories	• Tod’s (shoes and leather goods)

Consumer electronics	• Various

Sportswear	• Puma

• Ferrari World, Abu Dhabi

Theme Parks	• Ferrariland, Port Aventura

• Bburago (play-set)

Toys	• Lego (Lego toys)

• Electronic Arts

• Microsoft

• Sony Polyphony

Video games	• Ubisoft

• Hublot (co-branded high-luxury watches)

Watches	• Movado (Scuderia Ferrari Watches)

Other (including collectors’ models, kid apparels, and accessories, stationary and credit cards)	• Various

A significant portion of our revenues from licensing activities consists of royalties we receive in connection with Ferrari World, our theme park in Abu Dhabi (11 percent of royalties generated by licensing activities). Ferrari World opened on Yas Island -on the North East side of Abu Dhabi’s mainland in 2010 and it is currently the only operating Ferrari theme park. Ferrari World’s iconic sleek red roof is directly inspired by the classic double curve side profile of the Ferrari GT body, spanning 200,000 square meters and carrying the largest Ferrari logo ever created. Ferrari World Abu Dhabi offers an all-around Ferrari experience to children and adults alike. The attractions include futuristic 4D rides such as the child-friendly Speed of Magic and the world’s fastest roller-coaster which reaches speeds of 240 km/h and simulates the breathtaking adrenaline rush of a Ferrari single-seater.

In the G-Force experience, visitors are launched 62 meters upwards and over the roof of the Park before being pulled back to earth.

In 2014 we reached an agreement with PortAventura Entertainment S.A.U. to open Ferrari’s first European theme park at the PortAventura resort near Barcelona in Spain. PortAventura Entertainment S.A.U. has announced a planned investment of €100 million and the park is expected to open in 2017. In the long-term we aim to open one theme park in each of the main geographic areas where we operate, including North America and Asia.

Retail and E-Commerce

Through our network of Ferrari stores (franchised or directly managed), we offer a wide range of Ferrari branded products, including a line of products exclusively sold in our Ferrari stores and on our website. All Ferrari branded product we sell in our stores and on our website are either manufactured by our licensees, or directly sourced from our selected network of suppliers.

At December 31, 2015, there were a total of 37 retail Ferrari stores, including those in Maranello, Milan, Macau, New York, Las Vegas, Miami and Los Angeles (United States), Johannesburg (South Africa), Dubai and Abu Dhabi (UAE), including 25 franchised stores and 12 stores owned and operated by us.

We require all franchisees to operate Ferrari stores according to our standards. Stores are designed, decorated, furnished and stocked according to our directions and specifications.

We use multiple criteria to select our franchisees, including know-how, financial condition, sales network and market access. Generally, we require that applicants meet certain minimum working capital requirements and have the requisite business facilities and resources. We typically enter into a standard franchising agreement with our franchisees. Pursuant to this agreement, the franchisee is authorized to sell our products exclusively at a suggested retail price. In exchange, we provide them with our products, the benefit of our marketing platform and association with our corporate identity.

In recent years, our website has proved to be an increasingly valuable sales channel, with over 400.000 registered users in more than 190 countries and translations in seven languages.

Design, Development and Manufacturing

Design

The design of our cars is an essential and distinctive component of our products and our brand. Our designers, modelers and engineers work together to create car bodies that incorporate the most innovative aerodynamic solutions in the sleek and powerful lines typical of our cars. The interiors of our cars seek to balance functionality, aesthetics and comfort. Our cockpits are designed to maximize the driving experience, more sporty or more comfortable, depending on the model through an ergonomic layout of all main controls clustered on the steering wheel, and our cars’ interiors boast elegant and sophisticated trims and details. A guiding principle of our design is that each new model represents a clear departure from prior models and introduces new and distinctive aesthetic elements, delivering constant innovation within the furrow of tradition.

For the design of our cars we have relied historically on our highly successful collaboration with the Italian car design firm Pininfarina. During over 60 years of collaboration with Pininfarina, our cars have been granted several renowned design awards, including: 458 Italia (Best in Show assigned by Autoweek magazine, 2009, Car of the Year and Supercar of the Year assigned by BBC Top Gear Magazine, 2009 and “Chi È” Cars of the Year 2010), California (Best Buy and Recommended Awards 2009 assigned by Chinese magazine Auto World Magazine and Oriental Award for Best Design, 2009), Enzo (“Best in Show” 2002-Paris Motor Show 2002).

In 2010 we established the Ferrari Design Centre, our in-house design department, in order to improve our control over the design process and ensure long-term continuity of the Ferrari style. Its mission is to define and evolve the stylistic direction of the marque, imprinting all new products with a modern stamp, according to a futuristic, uncompromised vision. All concepts and works from Ferrari Design Centre are marked with our logo “Ferrari Design” (see “—Intellectual Property”). Ferrari Design Centre handles all aspects of automotive styling for the Ferrari road cars product range, including the styling of all external bodywork and components, series production models for the GT and Sports car models, special editions, limited editions, one-off models and concept cars. Ferrari Design also includes a colour & trim team which handles the choice of materials and finishes for both exterior and interior trim and, in addition, is responsible for the Tailor Made program in conjunction with the product marketing department. Ferrari Design is also regularly involved with the styling and conceptual definition of Ferrari branded products produced by our licensees (see “—Brand Activities”).

The department is organized as an integrated automotive design studio, employing a total workforce of approximately 70 people (both full-time workers and external contractors) including designers, 3D surfacing operators, physical modelers and graphic artists. It operates a modeling studio fully equipped with 5-axis milling machines with the capacity to develop various full-scale models (interior and exterior) in parallel.

Ferrari Design Centre entirely designed our most recent cars, such as the GTC4Lusso, F12tdf, the 488 Spider, the 488 GTB, the LaFerrari and the FXX K, while it designed other current range models, such as the F12berlinetta, in collaboration with Pininfarina. Although our collaboration with Pininfarina is still active with regard to certain special models and fuoriserie (see “—Sports and GT Cars—Limited Edition Supercars, Fuoriserie and One-Offs”), we expect that the design and development of most of our future models will be carried out primarily by our Ferrari Design Centre.

During the 5 years of activity of the Ferrari Design Centre, our cars have been granted several renowned design awards. Among the recent ones are the following:

•	FXX K: Red Dot: “Best of the Best” award for top design quality and ground-breaking design (2015).

•	F12berlinetta: “Compasso d’Oro 2014” (ADI); “Car of the Year 2014” (Robb Report); “Supercar of the Year 2013” (GQ); “Best Coupé 2013” (L’Automobile Magazine); “Design Award, 2012” (Auto Bild); “Goldenes Lenkrad 2012” (Auto Bild); “Supercar of the Year 2012” (Top Gear).

•	LaFerrari: Red Dot design award for high design quality (2015); “Design Award” (AutoScout24 -11th Internet Auto Awards); “Design of the Year 2014” (AutoDesign & Styling Awards); “Best Super Sportscar 2014” (Auto Zeitung); “2014 James May’s Car of the Year” (Top Gear); “Best Cars 2015 -Coupé Category” (Motor Presse Iberia).

•	California T: Red Dot design award for high design quality (2015); “The Most Beautiful Automobile Award 2014” (Car & Driver China); “Most Stylish Car 2014” (Schweizer Illustrierte).

•	458 Speciale: “Supercar of the Year 2013” (Top Gear -UK); “2014 Car of the Year” (Evo -UK); “James May’s Car of the Year 2013” (Top Gear -UK); “Supercar of the Year 2013” (Evo Middle East); “2014 Britain’s Best Driver’s Car” (Autocar -UK).

•	458 Speciale A: “Convertible of the Year 2014” (Top Gear UK).

Product Development

Our product development process is highly structured with the aim of allowing us to respond quickly to market demand and technological breakthroughs and to maintain our position at the top end of the market for car performance and luxury. Our technology team is comprised of approximately 590 engineers and technicians at December 31, 2015. All of our cars are designed and engineered in Italy, at our factories in Maranello and Modena (Carrozzeria Scaglietti).

Our product development includes innovation programs, components programs and car programs, with regular management reviews and detailed cycle milestones. Our components programs are intended to ensure technological innovation and support the development of future models rather than to create an “off the shelf” catalog of available components.

All our cars are designed and manufactured based on two highly modular architectures incorporating front and mid-rear engines respectively. This allows for flexible manufacturing at low volumes and easy adaptation to different models with limited additional investment. Our architectures utilize a number of common structures, reducing tooling investment for new model production. When developing a new platform, we focus on innovation, leveraging on our collaboration with the select research centers and universities, and flexibility, allowing us to respond efficiently to potentially varied market demand. The flexibility of our platforms enables us to introduce our highly innovative contents on a wide range of models while, at the same time, reducing the fixed costs connected to the use of multiple platforms.

Consistent with our mission to develop cutting edge sports and GT cars, our product development efforts continually focus on improving core components, such as the powertrain, car dynamics, and the use of materials such as special aluminum alloys and carbon fiber (see “—Design, Development and Manufacturing—Production Process”).

The expertise we acquired in these fields has recently guided our efforts to combine improved performance with reductions in CO2 emissions. In recent years, calls for CO2 emissions reductions have come from regulatory initiatives as well as market demand. LaFerrari is an example of such efforts, and we believe it shows our ability to apply our core mechanical know-how to new and expanding fields such as hybrid technology.

The design and development process for a new model currently takes approximately 40 months, depending on the modifications (approximately 33 months for M models), measured from the beginning of the development project to the start of production. We believe this fast development is made possible by our dedicated and concentrated development team as well as by the clarity and focus of the product marketing objectives. Our product marketing team is integrally involved in the entire development process, beginning with the initial product brief and, thereafter, through systematic interaction.

The cadence of production launches is designed to maintain our product portfolio’s leading position in the industry segment and optimize the length of the model lifecycle relative to demand, while limiting research and development spend to maximize its productivity.

Generally, we plan for a four to five year life cycle for our range models. After four to five years, we typically launch a “modified” or “M” model based on the same platform but featuring significant aesthetic updates and technological improvements. This is, for example, the case of the California T, launched in 2014, which replaced and updated the earlier California, featuring new sheet-metal, new interior, a revised chassis and a new turbocharged powertrain. Typically, four years after the launch of the M-model, we start production of an entirely new model based on an completely new or overhauled platform. Therefore, the cumulative life cycle of each of our models is approximately eight to nine years, and typically we have launched one new model every year while keeping four or more range models in production at any time. The actual life cycles of our models vary depending on various factors including market response. Special series have different, typically shorter, lifecycles. We usually utilize additional platforms for production of our supercars, such as LaFerrari.

We also run specific programs for our most critical components, independently from the development of new car models. This is the case of our engines, which we manufacture according to cycle milestones not necessarily connected with the release of a new car model. Since 2011, we have also been producing the new F160 3.0-litre V6 Turbo engine exclusively for Maserati. In 2015, we produced approximately 21,500 F160 engines for Maserati. (See “—Manufacturing of Engines for Maserati”). Many of our components, such as those relating to transmission, power steering, navigation systems and the instrument cluster, are co-designed by us and our suppliers based on our specifications.

Our research and development operations constantly focus on innovating our cars’ concept and package, on powertrains design, car architecture and components development. (See “—Research and Development”).

Procurement

We source a variety of components (including transmissions, brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic, plastic components as well as castings and tires), raw materials (aluminum, and precious metals including palladium and rhodium), supplies, utilities, logistics and other services from numerous suppliers.

Our focus on excellence, in terms of luxury and performance, require us to select suppliers and partners that are able to meet our high standards. For the sourcing of certain key components with highly technological specifications, we have developed strongly synergic relationships with some of our suppliers, which we consider “key strategic innovation partners.” We currently rely on 14 key strategic innovation partners, including GETRAG and Brembo for the supply of transmissions and brakes respectively. We have also developed strong relationships with other industrial partners for bodyworks and chassis manufacturing and for powertrain and transmissions, among other things. Pursuant to our make-or-buy strategy, we generally retain production in-house whenever we have an interest in preserving or developing technological know-how or when we believe that outsourcing would impair the efficiency and flexibility of our production process. Therefore, we continue to invest in the skills and processes required for low-volume production of components that we believe improve product quality.

For the year ended December 31, 2015, the purchases from our five largest suppliers by value accounted for approximately 25 percent of total procurement costs, and no supplier accounted for more than ten percent of our total procurement costs.

We recognize the contribution of our suppliers to our success through various initiatives, including Podio Ferrari and Key Innovation Partners, events devoted to Ferrari’s suppliers who displayed particular excellence or innovative flair.

Production Process

Our production facilities are located in Maranello and in Modena, Italy (see “—Properties”). Our production processes include supply chain management, production and distribution logistics.

Notwithstanding the low volumes of cars produced, our production process requires a great variety of inputs -over 40,000 product identifier codes sourced from approximately 1,000 total suppliers -entailing a complex supply chain management to ensure continuity of production. Our stock of supplies is warehoused in Ubersetto, near Maranello, and its management is outsourced to the logistics company Kuehne & Nagel.

Most of the manufacturing process takes place in Maranello, including aluminum alloy casting in our foundry, engine construction, mechanical machining, painting, car assembly, and bench testing; at our second plant in Modena (Carrozzeria Scaglietti) we manufacture our cars’ aluminum bodyworks and chassis. All parts and components not produced in house at Ferrari are sourced from our panel of suppliers (see “—Procurement”).

In recent years we have made significant investments in our manufacturing facilities, and between 2002 and 2012 the plants housing our production processes were entirely renovated or rebuilt. We plan our investment activities based on an estimated plant useful life of approximately 20 years. Equipment, on the other hand, may require substantial investment with the introduction of new models, particularly in the case of shell tools for the foundry, tools for machining, feature tools for body welding and special mounting equipment for the assembly.

At December 31, 2015, our production processes employed over 1,250 engineers, technicians and other personnel (approximately 1,150 engineering and production employees and approximately 100 white collar employees). Furthermore, in 2015 we employed additional 232 temporary engineers and production employees. We have a flexible production organization, which allows us to adjust production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. Our facilities can accommodate a meaningful increase in production compared to current output with the increase of weekend shifts or, to address special peaks in demand, temporary employees. Production could be increased even further with the introduction of a second shift on car assembly lines compared to the single shift currently operated. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. In the past few years we have reduced our cycle time by approximately three percent per year. We are also committed to improve the reliability of our cars, reduce their defects, and optimize their finishing.

Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinders heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.

Engine Production

Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinders heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, and our own shell and sand casting molds. Once all components are ready, engines are assembled, on different lines for our V8 engines, V12 engines and for the V6 engines we manufacture for Maserati. The assembly process is a combination of automatic and manual operations. Since start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine then goes to the test benches where its power and torque output are measured to ensure it delivers the expected performance. In 2015 we produced an average of approximately 147 engines per day, including approximately seven V12, 43 V8 (including two V8 turbo and 13 V8 aspirated for Maserati) and 97 V6 engines for Maserati (see “—Manufacturing of Engines for Maserati”).

Chassis and Body Assembly

In parallel with the assembly of our engines, we prepare our body-shells and chassis at our panel shop Carrozzeria Scaglietti in Modena. The main components of body-shells and chassis are not manufactured internally but are sourced from manufacturers such as Officine Meccaniche Rezzatesi for chassis and Fontana Group for bodies. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our V8 and V12 cars. We carefully check the alignment of the various parts -most importantly the engine cover and the wings -with electronic templates and gauges. Our highly trained specialists also perform surface controls to the aluminum panels and work any imperfections on it by either filing or panel beating.

Painting

Our paint shop was inaugurated in 2004 with what we believe to be state-of-the-art technology. When transferred to our paint shop, all body-shells are cleaned with automatic pressure blowers (to avoid the electrostatic effect) and carefully brushed with emu feathers (because of their natural anti-electrostatic properties) to clean off any dirt particles or impurities. The bodies are then mounted on a loading bay, immersed in the cataphoresis tanks and subsequently transferred to a fixing gas fired oven at 140 degrees. Primers are then applied and fixed at 190 degrees until the completely grey body-shell is ready for painting. Painting is automated for the larger surfaces, while it is done by hand for some other localized areas. The whole car is painted at the same time to ensure color harmony. The bodies are finally polished with lacquer to fix the paint and give the bodies their final finish.

Assembly Line and Final Checks

The final assembly of our cars takes place in our new body-shop built in 2008. Assembly of our eight and 12 cylinder cars are carried out separately. For each model, the initial assembly operations take place simultaneously on different lines and sections to maximize efficiency.

Personalization and Road Tests

The final stage of our car production is the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “—Sports and GT Cars—Range Models and Special Series—Personalization Program and Tailor Made Program”). After the personalization phase, every car completes a 40-kilometer road test-drive.

Finishing and Cleaning

After the road test all cars go to the finishing department. There, we thoroughly clean interior and exterior, check the whole car, polish and finish the bodies to give them their final appearance.

Manufacturing of Engines for Maserati

We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models, such as the Quattroporte (turbo engines), the Granturismo and the Grancabrio (aspirated engines). All of the V8 engines that we sell to Maserati are manufactured and assembled according to the same production processes we adopt for the V8s equipped on our cars (see “—Production Process”). In 2015, we sold approximately 379 V8 turbo engines and approximately 2,921 V8 aspirated engines to Maserati. In 2011 we began producing a family of engines exclusively for Maserati, namely the F160 3.0-litre V6 Turbo engines, in much larger production volumes. Our arrangement with Maserati is currently governed by a framework agreement entered into in December 2014. Pursuant to this agreement, the initial production run consists of up to 178,000 engines in aggregate through 2020. Based on our discussions with Maserati, we expect the production run to increase to up to 260,000 engines in aggregate through 2023 to cater to Maserati’s planned expanded model range and sales. Volumes and pricing are adjusted from time to time to reflect Maserati’s changing requirements. Under the framework agreement, Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, if there is a shortfall in the annual volume of engines actually purchased by Maserati in that year. In 2015, we sold approximately 21,500 V6 engines to Maserati in four different versions, ranging from 330 hp to 410 hp.

In order to meet the V6 volumes and specifications requirements, we built a dedicated assembly facility at Maranello with a much higher level of industrialization compared to production of our V12 and V8 engines. Due to the larger volumes and product specifications, our make-or-buy strategy for the production of V6 F160 engines also differs from the one applicable to Ferrari engines. The vast majority of the engine components are sourced externally from our panel of suppliers (see “—Procurement”) and then assembled in Maranello on our highly automatized V6 assembly line.

From the sale of engines to Maserati, we recorded net revenues of approximately €177 million in 2015.

Financial Services

We offer retail client financing for the purchase of our cars through Ferrari Financial Services S.p.A. (“FFS”). FFS, together with its subsidiaries, operates in our major markets, including UK, Germany and the United States. We also offer dealer financing through FFS in the United States. Until December 2014 we offered dealer financing in UK, Germany, Belgium and Switzerland and until May 2015 in Japan.

Through FFS, we offer a range of flexible, bespoke financial and ancillary services to clients (both new and recurrent) interested in purchasing a wide range of cars, from our current product range of Sports and GT Cars, to older pre-owned models, to classic models, special series and competition cars, including retired Formula 1 single-seaters. FFS also provides special financing arrangements to a selected group of our most valuable and loyal customers.

In December 2014, we entered into a partnership with FGA Capital S.p.A. (now FCA Bank S.p.A. or FCAB), a 50/50 joint venture between FCA Italy S.p.A. and Crédit Agricole Consumer Finance S.A. FCAB operates in 16 European countries and we believe that our partnership with FCAB will enable us to extend the reach of our dealer and retail financing services to a larger number of markets in which we operate. Our relationship with FCAB is not expected to change following the Separation.

In May 2015, we entered into a partnership with JACCS Co., Ltd to promote sales volume growth in the Japanese market with a full scale customer and dealer finance arrangement.

In light of our recent partnership with FCAB and JACCS Co., Ltd, and also due to recent changes to the banking and financial laws in Italy, we requested and obtained the cancellation of FFS from the list of regulated financial intermediaries. We are working on expanding our partnerships in additional markets.

At December 31, 2015, FFS’s portfolio of financial receivables was €1,171 million in aggregate, including €668 million in the Americas (57 percent of total) and €503 million in EMEA (43 percent of total).

Research and Development

We engage in research and development activities aimed at improving the design, performance, safety, efficiency and reliability of our cars.

Our research and development center is in Maranello and, at December 31, 2015, included approximately 320 employees who are part of our broader technology team. Our personnel support product development efforts and have expertise in a number of disciplines, including mechanical, electrical, materials, computer science and chemical engineering.

We capitalized development costs of €154 million in 2015, €145 million in 2014, and €93 million in 2013.

Research and development costs expensed during each period mainly include the research and development incurred for the Formula 1 racing activities to support the development of the sports and GT car models and prototypes, which are expensed as incurred. The following table summarizes our research and development expenditures in the years ended December 31, 2015, 2014 and 2013:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Amortization of capitalized development costs	114,856	125,497	120,444
Research and development costs expensed during the period	446,726	415,336	358,850

Total research and development costs	561,582	540,833	479,294

We transfer technologies developed by our racing team to our Sports and GT models across all core vehicle development areas, such as aerodynamics, powertrain, and car dynamics. To that end, we also transfer research and development personnel between the Formula 1 team and the sports and GT cars team, and the two teams regularly join forces for ad-hoc projects in areas such as combustion engine, new materials or computational fluid dynamics for aerodynamic performance.

Vehicle Concept

Achieving the most efficient combination of lightweight materials and optimal weight distribution gives our cars their superior longitudinal and lateral driving dynamics. We employ a range of technologies to reduce car weight. For our range models we are currently developing an aluminum lightweight chassis and body, which is lighter than a carbon fiber chassis. For LaFerrari we are currently using state of the art carbon fiber technologies, which we developed in conjunction with our Formula 1 research and development team. We are currently developing a new architecture, aimed at further reducing car weight and increasing performance, and thus improving stiffness and reducing noise, vibration and harshness (NVH), among other things.

Powertrain

The powertrain is a core area of our research and development. As with other research and development areas, powertrain research benefits from a constant exchange between the Formula 1 team and designers of our Sports and GT cars.

Engines

Our V12 engines’ output ranges from 660 hp (in the FF), to 780 hp (in the F12tdf), and up to 800 hp (in the LaFerrari). This range highlights our versatility in developing V12 aspirated engines, as there are no other carmakers which currently boast such specific high power ratios. With the new California T and the 488 GTB, we transitioned from aspirated V8 engines to turbo charged engines. This allowed us to increase specific engine power more than 20 percent, while reducing emissions by up to eight percent. All Ferrari turbo engines are designed to have the same throttle response delivered by a naturally aspirated car. To achieve this goal we are investing in cutting edge turbo charging technologies (such as aluminum-titanium-alloys and ball bearings), with our strategic partner IHI.

To further improve efficiency with respect to emissions and performance we continuously improve on our engines, researching new materials with higher specifications for friction, thermal and mechanical stress. We are also investing in technologies that improve the combustion process, with research focusing on high pressure injection and tumble flaps.

Transmissions

Our 7-shift double clutch gearbox is a core element of Ferrari powertrains. The architecture of the gearbox, combined with the shifting technologies developed by Ferrari, allow for one of the fastest and most performance orientated shifts on the market. The 488 GTB demonstrates the potential of this gearbox, reaching the 4th gear limiter in full acceleration in six seconds.

Vehicle dynamics

Suspension, braking systems and tires are key elements of vehicle dynamics. Our vehicle suspensions allow for a very rigid and direct force transmission which increases the response of the car, and we combine those with magnetorheological ride dampers. We continuously collaborate with our strategic partners in our effort to increase damper dynamics.

All Ferraris are equipped with carbon ceramic brakes, renowned for superior breaking performance. With the 458 Speciale we introduced a new generation of carbon ceramic brakes with even higher breaking performance and reduced weight. We plan on equipping future vehicles with these brakes.

Aerodynamics

We are constantly seeking to improve the aerodynamics of our models, working specifically on drag resistance and downforce. The new 488 GTB has an aerodynamic efficiency of 1.67 due to its specially designed front and its rear spoiler. We also use passive and active spoiler systems. Thanks to our collaboration with the racing team, who assist with calculations and testing, we believe we are able to develop innovative solutions in shorter timeframes.

Hybrid technology

With LaFerrari we developed not only a supercar with cutting edge engine performance and driving dynamics, but also a highly sophisticated hybrid car. In conjunction with our partner Magneti Marelli, we developed a compact electric power unit (120KW) and DC/DC charger. The battery (120KW/2,3KWH) was developed in conjunction with our Formula 1 team, who has extensive know-how in high performance powertrains.

The LaFerrari project greatly expanded our knowledge of powertrain electrification (and its implications on performance and efficiency). We actively work to improve performance and efficiency of electric powertrains and to extend the range of electric components in our cars (e.g. electric power steering).

Intellectual Property

We own a number of design and utility patents and registered designs. We expect the number to grow as we continue to pursue technological innovations and to develop our design and brand activities.

We file patent applications in Europe, and around the world (including in the United States) to protect technology and improvements considered important to our business. No single patent is material to our business as a whole.

We also own a number of registered trademarks, designs and patents, including approximately 430 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we filed a total of 4,789 registrations in 129 countries, in most of the main classes for goods and services:

•	“Ferrari” (word)

•	“Ferrari” logotype:

•	the “Prancing Horse” (figurative):

•	the trademark (figurative):

•	the racing shield (figurative):

•	Scuderia Ferrari (word and figurative):

Our Sports and GT car models and Formula 1 single-seater models are also registered as trademarks (and logotypes) and we also register their designs and domain names.

The protection of intellectual property is also increasingly important in connection with our design and brand activities. Therefore, we adopt and follow internal processes and procedures to ensure both that all necessary protection is given to our intellectual property rights and that no third party rights are infringed by us. In addition, we are particularly active in seeking to limit any counterfeiting activities regarding our Ferrari branded products around the world. To reach this goal we closely monitor trademark applications and domain names worldwide, actively interact with national and local authorities and customs and avail ourselves of a network of experienced outside counsels.

Properties

Our principal manufacturing facility is located in Maranello (Modena), Italy. It has an aggregate covered area of approximately 630 thousand square meters. Our Maranello plant hosts our corporate offices and most of the facilities we operate for the design, development and production of our Sports and GT cars, as well as of our Formula 1 single-seaters. (See “— Design, Development and Manufacturing—Production Process”). Except for some leased technical equipment, we own all of our facilities and equipment in Maranello.

Between 2003 and 2008 most of the buildings in Maranello, including the paint shop building and the production building, were either rebuilt or renovated. In 2015 we have completed construction of the new building entirely dedicated to our Formula 1 team and racing activities, as well as the new wind tunnel 4WD.

Adjacent to the plant is our approximately 3,000 meter Fiorano track, built in 1972 and remodeled in 1996. The track also houses the Formula 1 logistics offices. Additional facilities in Maranello include a product development center, a hospitality area and the Ferrari museum.

We also own the Mugello racing circuit in Scarperia, near Florence, which we rent to racing events organizers. (See “—Formula 1 Activities—The Mugello Circuit”).

We own a second plant in Modena, named Carrozzeria Scaglietti. At this approximately 26 thousand square meter plant we manufacture aluminum bodyworks and chassis for our regular range, special series and prototype cars.

The total carrying value of our property, plant and equipment at December 31, 2015 was €626,130 thousand.

Employees

Human capital is a crucial factor in our success, in terms of building on our position as a global leader in the luxury performance car sector and creating long-term, sustainable value. To recognize excellence, encourage professional development and create equal opportunities, we adopt a number of initiatives, such as our Graduates Project, aimed at identifying and recruiting graduates from the world’s best universities; our appraisal system to assess our manager, professional and white collar employees, through performance management metrics; our talent management and succession planning; training and skill-building initiatives; employee satisfaction and engagement surveys, including our so-called “Pit Stop” and “Pole Position” programs; and flexible work arrangements, commuting programs and dedicated wellness programs, including our Formula Uomo program and Formula Benessere program (which offer medical assistance to employees and their families).

At December 31, 2015, we had a total of 2,998 employees, including 87 executives. Of these, approximately 2,834 were based at our Maranello facility, and approximately 164 in offices around the world, mostly in North America and China.

	For the years ended December 31,
	2015	2014	2013
White collar employees	1,304	1,177	1,088
Italy	1,143	1,045	968
Rest of the world	161	132	120
Blue collar employees	1,607	1,603	1,619
Italy	1,604	1,600	1,615
Rest of the world	3	3	4
Executives	87	78	80

Total	2,998	2,858	2,787

The following table shows the average number of employees of the Group for the years ended December 31, 2015, 2014 and 2013:

	For the years ended December 31,
	2015	2014	2013
Average number of employees	2,954	2,843	2,774

All employees of the Group worked outside the Netherlands for the years presented. We do not expect a significant change in the number of our employees during 2016.

Personnel costs are as follows:

	For the years ended December 31,
	2015	2014	2013
		(€ thousand)
Salaries and wages	230,643	220,814	195,049
Pension and social contributions costs	54,304	58,866	51,158

Total personnel costs	284,947	279,680	246,207

The increase in employees in recent periods principally related to a strengthening of technical competencies, particularly within our Formula 1 activities. Furthermore, in 2012, we began producing engines for the new Maserati cars. The planned production volumes required adoption of innovative work organization mechanisms, in terms of number of shifts and hours, thus enabling effective management of a varying production demand. The new activity required the addition of 232 workers, who are currently on agency contracts. These workers are not included in the total Ferrari employee head count referenced above.

Approximately 12% percent of the employees at our Maranello and Modena facilities were trade union members in 2015. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).

All of our employees are covered by collective bargaining agreements. Our managers are represented by the Italian trade union, Federmanager, and are subject to a collective bargaining agreement renewed on July 30, 2014 and in effect through December 31, 2015 which we expect will be renewed in the coming months. Our other employees are covered by the collective bargaining agreement entered into by FCA and FIM-CISL, UILM-IUL, FISMIC, UGL and Associazione Quadri e Capi FIAT, which has been recently renewed until December 31, 2018, and by a Ferrari Enterprise Bargaining Agreement signed by us and FIM, UILM and FISMIC which expired on December 31, 2015, which we expect will be renewed in the coming months. This collective bargaining contract provides, among other things, for the payment of bonuses linked to performance up to a maximum of approximately €5,060 gross per year payable in three installments.

In addition to the collective agreements, we have individually negotiated agreements with several of our managers and other key employees providing for long-term incentives, exclusivity and non-compete provisions.

Regulatory Matters

We manufacture and sell our cars around the world and our operations are therefore subject to a variety of laws and regulations relating to environmental, health and safety and other matters. These laws regulate our cars, including their emissions, fuel consumption and safety, as well as our manufacturing facilities and operations, setting strict requirements on emissions, treatment and disposal of waste, water and hazardous materials and prohibitions on environmental contamination. Our vehicles, together with the engines that power them, must comply with extensive regional, national and local laws and regulations, and industry self-regulations (including those that regulate vehicle safety). However, we currently benefit from certain regulatory exemptions, because we qualify as a SVM or similar designation in most of the jurisdictions where we sell cars (including the United States). As outlined below, these exemptions provide a range of benefits, from less stringent emissions caps and compliance date extensions, to exemptions from zero emission vehicle production requirements.

We are in substantial compliance with the relevant regulatory requirements affecting our facilities and products around the world. We constantly monitor such requirements and adjust our operations as necessary to remain in compliance.

Greenhouse gas/CO2/fuel economy legislation

Current European legislation limits fleet average greenhouse gas emissions for new passenger cars to 130 grams of CO2 per kilometer. This target, implemented gradually between 2012 and 2015, calls for 65 percent of the manufacturer’s newly registered cars to comply with the 130 grams limit in 2012, rising to 75 percent in 2013, 80 percent in 2014, and 100 percent from 2015 onwards.

Due to our SVM status we benefit from a derogation from the 130 grams per kilometer emissions requirement available to small volume and niche manufacturers. Pursuant to that derogation, we are instead required to meet yearly CO2 emissions targets, beginning in 2012, reaching a target level of 290 grams per kilometer in 2016 for our fleet of EU-registered vehicles that year. Ferrari has recently introduced two models featuring smaller engines which are expected to contribute to our efforts to meet the target.

In 2014, the European Union set new 2020 emissions targets, calling for 95 percent of a manufacturer’s full fleet of new passenger cars registered in the EU in 2020 to average 95 grams of CO2 per kilometer, rising to 100 percent of the fleet in 2021. The 2014 regulation extends the small volume and niche manufacturers derogation. Therefore, in December 2015, we submitted our proposed CO2 emissions target for the 2017-2021 period to the E.U. Commission for approval.

In the United States, both Corporate Average Fuel Economy (CAFE) standards and greenhouse gas emissions standards are imposed on manufacturers of passenger cars. Because the control of fuel economy is closely correlated with the control of GHG emissions, the United States Environmental Protection Agency (EPA) and the National Highway Traffic Safety Administration (NHTSA) have sought to harmonize fuel economy regulations with the regulation of GHG vehicle emissions (primarily CO2). These agencies have set the federal standards for passenger cars and light trucks to meet an estimated combined average fuel economy (CAFE) level that is equivalent to 35.5 miles per U.S. gallon for 2016 model year vehicles (250 grams CO2 per mile). In August 2012, these agencies extended this program to cars and light trucks for model years 2017 through 2025, targeting an estimated combined average emissions level of 163 grams per mile in 2025, which is equivalent to 54.5 miles per gallon.

However, for model years 2017-2025, the EPA allows a SVM, defined as manufacturers with less than 5,000 yearly unit sales in the United States, to petition for a less stringent standard. Based on our operational independence from FCA, the EPA has granted us SVM status. We have therefore petitioned the EPA for alternative standards for the 2017-2021 model years, which are aligned to our technical and economic capabilities. We expect to receive feedback on this proposal by mid 2016.

We intend to petition NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles globally, in order to be eligible for alternate CAFE standards, as permitted under the CAFE program. If our petition qualifying for alternate CAFE standards is successful, NHTSA will determine the appropriate level of CAFE applicable to us for future model years.

In February 2010, the California Air Resources Board (CARB) enacted regulations that deem manufacturers of vehicles for model years 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations to also be in compliance with California’s greenhouse gas emission regulations. In November 2012, the CARB extended these rules to include model years 2017-2025.

While Europe and the United States lead the implementation of these emissions programs, other jurisdictions typically follow on with adoption of similar regulations within a few years thereafter. In China, for example, Stage III fuel consumption regulations target a national average fuel consumption of 6.9L/100km by 2015 and Stage IV targets a national average fuel consumption of 5.0L/100km by 2021. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government also intends to adopt more stringent emissions standards beginning in 2016.

Exhaust and evaporative emissions requirements

In 2007, the European Union adopted the latest in a series of more-stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as nitrogen oxides, carbon monoxide, hydrocarbons and particulates. These standards were phased in from September 2009 (Euro 5) and September 2014 (Euro 6) for passenger cars.

In April 2014, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA were finalized. With Tier 3, the EPA has established more stringent vehicle emission standards, requiring significant reductions in both tailpipe and evaporative emissions, including nitrogen oxides, volatile organic compounds, carbon monoxide and particulate matter. Beginning in 2017, the emission standards will be phased in and the requirement on fuel producers to reduce sulfur in gasoline will be effective. The new standards are intended to harmonize with California’s standards for 2015-2025 model years (so called “LEV3”) and will be implemented over the same timeframe as the U.S. federal CAFE and greenhouse gas emissions standards for cars and light trucks described above. Because of our status as an operationally independent SVM, Ferrari obtained a longer, more flexible schedule for compliance with these standards under both the EPA and California Program.

In addition, California is moving forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation (ZEV). The ZEV regulation requires manufacturers to increase their sales of zero emissions vehicles year on year, up to an industry average of approximately 15 percent of vehicles sold in the state by 2025. Because we currently sell fewer than 4,500 units in California, we are exempt from these requirements.

Additional stringency of evaporative emissions also requires more-advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).

To comply with current and future environmental rules related to both fuel economy and pollutant emissions, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

Vehicle safety

Vehicles sold in Europe are subject to vehicle safety regulations established by the E.U. or by individual Member States. In 2009, the E.U. established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the E.U. now requires new model cars from 2011 on to have electronic stability control systems and tire pressure monitoring systems (beginning in 2012). Also introduced were regulations on low- rolling resistance tires. From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, to be phased in over five years depending on the vehicle category.

Under U.S. federal law, all vehicles sold in the United States must comply with Federal Motor Vehicle Safety Standards (FMVSS) promulgated by NHTSA. Manufacturers need to provide certification that all vehicles are in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy at no cost to the consumer. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the United States if alleged to be caused by their vehicles, and other information related to client complaints, warranty claims, and field reports in the United States, as well as information about fatalities and recalls outside the United States Several new or amended FMVSSs will take effect during the next few years in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a new rule for ejection mitigation requirements (FMVSS No. 226). Because of our status as SVM, Ferrari is required to be compliant at the end of the phase-in period. Under the Transportation Recall Enhancement, Accountability, and Documentation Act (TREAD), we must log certain information, including incidents involving death or injury, with NHTSA. In 2014 we paid a $3.5 million civil penalty to NHTSA for reporting failures related to the period 2011-2014 and for failure to comply with early warning reporting requirements in connection with three fatalities. We have upgraded our procedures for compliance.

On July 14, 2015, we issued a safety recall report with the NHTSA, after being notified by Takata Corporation that certain driver’s side airbags manufactured by Takata, installed in certain model year 2015 cars, were defective. The recall impacts 814 of our model year 2015 cars sold in the United States and also relates to up to an additional 1,600 model year 2015 cars in other regions. The defect, caused by pre-assembled airbags supplied by Takata, relates to insufficient gluing of the airbag cover and a possible incorrect installation of the driver’s airbag cushion. The replacement component has been produced with improved gluing methods as well as improved airbag assembly measures. We have implemented a recall to remedy this safety defect.

In December 2015 we issued two safety calls reports with NHTSA, after learning that certain low pressure fuel lines manufactured and supplied by Dytech - Dynamic Flued Technologies S.p.A. were defective. The recall impacts 185 California T vehicles and 119 488GTB vehicles sold in the United States and 65 California T Vehicles and 199 488GTB vehicles sold in other regions. The defect was due to an improper coating treatment made by the supplier Dytech on the metallic part of the fuel pipe where it connects to the fuel pump. The replacement component has been produced with the proper coating. We have implemented a separate recall on each model to remedy this safety defect.

NHTSA recently published guidelines for driver distraction, and the associated compliance costs may be substantial. These guidelines focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. Compliance with these new requirements, as well as other possible future NHTSA requirements, is likely to be difficult and/or costly. We are in the process of evaluating these guidelines and determining what steps, if any, we will need to take to comply with the new requirements.

Operating Results

Results of Operations

Consolidated Results of Operations – 2015 compared to 2014 and 2014 compared to 2013

The following is a discussion of the results of operations for the year ended December 31, 2015 as compared to the year ended December 31, 2014, and for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate year-over-year comparisons.

	For the years ended December 31,
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues
	(€ million, except percentages)
Net revenues	2,854	100.0%	2,762	100.0%	2,335	100.0%
Cost of sales	1,499	52.5%	1,506	54.5%	1,235	52.9%
Selling, general and administrative costs	339	11.9%	300	10.9%	260	11.1%
Research and development costs	562	19.7%	541	19.6%	479	20.5%
Other expenses/(income), net	10	0.4%	26	0.9%	(3)	(0.1)%

EBIT	444	15.6%	389	14.1%	364	15.6%
Net financial income/(expenses)	(10)	(0.4)%	9	0.3%	2	0.1%

Profit before taxes	434	15.2%	398	14.4%	366	15.7%
Income tax expense	144	5.0%	133	4.8%	120	5.1%

Net profit	290	10.2%	265	9.6%	246	10.5%

Net Revenues

The following table sets forth an analysis of our net revenues for the periods indicated:

	For the years ended December 31,						Increase/(Decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Cars and spare parts (1)	2,080	72.9%	1,944	70.4%	1,655	70.9%	136	7.0%	289	17.5%
Engines (2)	219	7.7%	311	11.3%	188	8.1%	(92)	(29.6)%	123	65.4%
Sponsorship, commercial and brand (3)	441	15.5%	417	15.1%	412	17.6%	24	5.8%	5	1.2%
Other (4)	114	3.9%	90	3.3%	80	3.4%	24	26.7%	10	12.5%

Total net revenues	2,854	100.0%	2,762	100.0%	2,335	100.0%	92	3.3%	427	18.3%

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.
(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.
(3)	Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the racetrack.

2015 compared to 2014

Net revenues for 2015 were €2,854 million, an increase of €92 million, or 3.3 percent (a decrease of 2.9 percent on a constant currency basis), from €2,762 million for 2014.

The increase in net revenues was attributable to the combination of (i) a €136 million increase in net revenues generated from cars and spare parts, (ii) a €24 million increase in sponsorship, commercial and brand net revenues, and (iii) a €24 million increase in other net revenues, partially offset by (iv) a €92 million decrease in net revenues generated from engines.

Cars and spare parts

Net revenues generated from cars and spare parts were €2,080 million for 2015, an increase of €136 million, or 7.0 percent, from €1,944 million for 2014. The increase was attributable to an €83 million increase in net revenues from supercars and limited edition cars and a €53 million increase in net revenues from range and special series cars and spare parts.

The €83 million increase in net revenues from supercars and limited edition cars was primarily driven by an increase in shipments of the LaFerrari, as well as shipments of the FXX K, which commenced in the second quarter of 2015. In particular, the increase was composed of (i) a €117 million increase in Americas net revenues and (ii) a €12 million increase in Rest of APAC net revenues, partially offset by (iii) a €32 million decrease in EMEA net revenues and (iv) a €14 million decrease in Greater China net revenues.

The €53 million increase in net revenues from range and special series cars and spare parts was primarily driven by higher shipments of V8 models, partially offset by an unfavorable shift in product mix. In particular, shipments of V8 models increased by 16.5 percent, principally related to the California T, the 458 Speciale A, the 488 GTB and the 488 Spider, partially offset by decreases in shipments of the 458 Italia and the 458 Spider, which were phased out during 2015. The proportion of V12 models shipped decreased from 24.3 percent in 2014 to 16.3 percent in 2015, primarily driven by decreases in shipments of the FF and the F12berlinetta, reflecting our typical model lifecycle as these models have been on the market since 2011 and 2012, respectively, and clients tend to focus on more recently introduced cars.

The €53 million increase in net revenues from range and special series cars and spare parts was composed of (i) a €111 million increase in Americas net revenues and (ii) a €37 million increase in Rest of APAC net revenues, partially offset by (iii) a €77 million decrease in EMEA net revenues and (iv) a €18 million decrease in Greater China net revenues.

The €111 million increase in Americas net revenues was primarily attributable to (i) favorable volume impact of €14 million, primarily driven by the California T, 458 Speciale A and 488 GTB, partially offset by a decrease in shipments of the 458 Italia and 458 Spider, and (ii) favorable foreign exchange impact of €107 million primarily attributable to the weakening of the Euro against the U.S. Dollar, partially offset by (iii) unfavorable product mix impact, attributable to a decrease in the proportion of shipments represented by V12 models, from 21.0 percent in 2014 to 17.2 percent in 2015, and (iv) a decrease of €4 million of net revenues from our personalization program and the sale of spare parts.

The €37 million increase in Rest of APAC net revenues was attributable to a €23 million increase in Japan net revenues, a €12 million increase in Australia net revenues and a €2 million increase in other Rest of APAC net revenues. The €23 million increase in Japan net revenues and €12 million increase in Australia net revenues were mainly driven by increases in shipments of 30.2 percent and 47.5 percent, respectively. Such increases in shipments were mainly related to the California T and 458 Speciale A, partially offset by a decrease in shipments of the 458 Spider.

The €77 million decrease in EMEA net revenues was primarily attributable to unfavorable mix, mainly due to the trend towards a higher proportion of V8 models compared to V12 models, unfavorable foreign currency exchange impact and the performance of certain markets within the region. In particular, Germany experienced a slowdown and the Middle East was impacted by a decrease in shipments of 9.6 percent.

The €18 million decrease in Greater China net revenues was primarily attributable to a €32 million decrease in mainland China net revenues, partially offset by a €11 million increase in Hong Kong net revenues and a €3 million increase in Taiwan net revenues. The decrease of €32 million in mainland China net revenues was primarily attributable to (i) unfavorable volume impact of €36 million due to a decrease in shipments of 20.9 percent, driven by the 458 Italia, 458 Spider and F12berlinetta, not yet compensated by the 488 GTB, which arrived in this market in Q3 2015, (ii) unfavorable product mix impact of €19 million and (iii) a €1 million decrease in net revenues generated by our personalization program, partially offset by (iv) favorable foreign exchange impact of €24 million.

Engines

Net revenues generated from engines were €219 million for 2015, a decrease of €92 million, or 29.6 percent, from €311 million for 2014. The €92 million decrease was mainly attributable to an €81 million decrease in net revenues generated from the sale of engines to Maserati, driven by a 31.3 percent decrease in the volume of engines shipped in accordance with planned orders received from Maserati, and an €11 million decrease in net revenues generated from the rental of power units to other Formula 1 teams.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €441 million for 2015, an increase of €24 million, or 5.8 percent, from €417 million for 2014. The €24 million increase in sponsorship, commercial and brand net revenues was mainly driven by sponsorship and commercial net revenues, primarily related to our participation in the Formula 1 World Championship, which benefited from the impact of the weakening of the Euro against the U.S. Dollar and brand net revenues.

Other

Other net revenues were €114 million for 2015, an increase of €24 million, or 26.7 percent, from €90 million for 2014. The €24 million increase in other net revenues was primarily driven by other supporting activities, including an increase in interest income due to the increase in our financial services portfolio.

2014 compared to 2013

Net revenues for 2014 were €2,762 million, an increase of €427 million, or 18.3 percent 3.3 percent (18.9 percent on a constant currency basis), from €2,335 million for 2013.

The increase in net revenues was attributable to the combination of (i) a €289 million increase in net revenues generated from the cars and spare parts, (ii) a €123 million increase in net revenues generated from engines, (iii) a €10 million increase in other net revenues and (iv) a €5 million increase in sponsorship, commercial and brand net revenues.

Cars and spare parts

Net revenues generated from cars and spare parts were €1,944 million for 2014, an increase of €289 million, or 17.5 percent, from €1,655 million for 2013. The increase was attributable to a €255 million increase in net revenues from supercars and limited edition cars, primarily attributable to shipments of LaFerrari, and a €34 million increase in net revenues from range and special series cars and spare parts.

Shipments of LaFerrari commenced in November 2013, accordingly, our net revenues for 2014 benefited from a full year of shipments. Shipments of LaFerrari impacted net revenues positively, as these cars are generally sold at a higher price point (in excess of €1 million per unit) than other cars in our product offering, reflecting the advanced technological and design content as well as the exclusive nature of the offering.

Of the €255 million increase in net revenues generated from supercars and limited edition cars, €147 million was attributable to EMEA shipments, €56 million was attributable to Americas shipments, €36 million was attributable to China shipments and €16 million was attributable to Rest of APAC shipments.

The €34 million increase in net revenues from range and special series cars and spare parts was primarily driven by an increase in net revenues generated by the sale of spare parts and our personalization program, which were partially offset by unfavorable change in mix. In particular, our mix was impacted by an increase in the proportion of V8 models shipped from 74.0 percent of total shipments for 2013, to 75.7 percent for 2014, primarily driven by increased shipments of the 458 VS and California T. Shipments of range and special series cars were substantially unchanged.

The €34 million increase in net revenues from range and special series cars and spare parts was composed of (i) a €34 million increase in Americas net revenues, (ii) a €24 million increase in Greater China net revenues and (iii) a €17 million increase in Rest of APAC net revenues, which were partially offset by (iv) a €41 million decrease in EMEA net revenues.

The €34 million increase in Americas net revenues was attributable to (i) an increase of €19 million mainly driven by our personalization program and the sale of spare parts, (ii) positive mix impact of €10 million and (iii) positive volume impact of €5 million. The positive mix impact was attributable to an increase in the proportion of total shipments represented by V12 models, from 16.2 percent in 2013 to 20.9 percent in 2014, primarily driven by the F12berlinetta, which also supported the positive volume impact of €5 million.

The €24 million increase in Greater China net revenues was mainly attributable to a €29 million increase in mainland China net revenues, driven by (i) positive volume impact of €48 million, which was partially offset by (ii) a decrease in net revenues generated by our personalization program and the sale of spare parts of €12 million, and (iii) unfavorable mix impact of €7 million. In particular, the 32.9 percent increase in volumes, which benefited net revenues by €48 million, was primarily supported by the California T and the 458 VS, shipments of which commenced in mainland China in late 2013 and 2014, respectively. Increases in shipments of these V8 models resulted in the unfavorable mix impact of €7 million, as the proportion of total shipments represented by V8 models increased from 70.8 percent in 2013 to 76.3 percent in 2014.

The €17 million increase in Rest of APAC net revenues was mainly driven by increases in Japan and Australia net revenues, both of which were primarily driven by an increase in shipments. In particular, Japan net revenues were impacted positively by an 18.4 percent increase in shipments, largely due to the 458 VS. The increase in Australia net revenues was supported by an increase in shipments, driven by our new Australian dealer which commenced operations in the fourth quarter of 2013.

The €41 million decrease in EMEA net revenues was primarily attributable to a decrease in shipments. In particular, Germany net revenues decreased by €17 million driven by an 11.6 percent decrease in shipments, Switzerland net revenues decreased by €9 million driven by a 12.6 percent decrease in shipments and Rest of EMEA net revenues decreased by €21 million driven by a 12.4 percent decrease in shipments. Such decreases were partially offset by increases in UK net revenues, mainly attributable to favorable foreign currency fluctuations and Middle East net revenues, which was supported by an increase in shipments.

Engines

Net revenues generated from engines were €311 million for 2014, an increase of €123 million, or 65.4 percent, from €188 million for 2013. The €123 million increase was mainly attributable to an increase in the volume of engines sold to Maserati, and to a lesser extent, driven by an increase in net revenues generated by the rental of engines to other Formula 1 racing teams. In particular, the significant increase in volumes of Maserati engines was due to the start of production of new generation V6 engines in the fourth quarter of 2013. Accordingly, net revenues for 2014 benefited from a full year of production. The increase in net revenues generated from the rental of engines to other Formula 1 racing teams was driven by higher pricing. During 2013, we rented V8 engines to other Formula 1 racing teams. During 2014, the World Championship regulations introduced the use of the V6 turbo engines including energy recovery systems. Furthermore, during 2014, we not only rented the engine but also the gearbox (which are collectively referred to as the “power unit”) to other Formula 1 racing teams. Accordingly the increased pricing reflected the increased technology of the engines and the additional hardware rented as compared to 2013.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €417 million for 2014, an increase of €5 million, or 1.2 percent, from €412 million for 2013. The €5 million increase in sponsorship, commercial and brand net revenues was mainly driven by new sponsorship contracts entered into by our Formula 1 racing team during 2014.

Other

Other net revenues were €90 million for 2014, an increase of €10 million, or 12.5 percent, from €80 million for 2013. The €10 million increase in other net revenues was primarily driven by an increase in interest income generated by our financial services activities due to increased volumes.

Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Cost of sales	1,499	52.5%	1,506	54.5%	1,235	52.9%	(7)	(0.5)%	271	21.9%

2015 compared to 2014

Cost of sales for 2015 was €1,499 million, a decrease of €7 million, or 0.5 percent, from €1,506 million for 2014. As a percentage of net revenues, cost of sales was 52.5 percent in 2015 compared to 54.5 percent in 2014.

The decrease in cost of sales was attributable to a combination of (i) decreased costs of €79 million related to lower Maserati engine shipments and (ii) a decrease in amortization and depreciation of €6 million, partially offset by (iii) increased costs of €54 million related to increased volumes and different product mix, (iv) increased costs related to other supporting activities of €15 million, and (v) unfavorable foreign currency exchange impact of €9 million.

The €79 million decrease in cost of sales related to the sale of engines to Maserati was driven by the 31.3 percent decrease volume of engines shipped in accordance with planned orders received from Maserati. The decrease in amortization and depreciation of €6 million was primarily related to the phase out of several 458 models in 2015, not fully compensated by amortization and depreciation of the new models 488 GTB and 488 Spider. The increased costs of €54 million related to increased volumes and product mix was primarily driven by an increase of 5.5% in shipments of range and special series cars, as well as higher sales of the LaFerrari and the FXX K, which have higher costs per unit than other cars in our product portfolio. Such effect was only partially offset by an increase in the proportion of V8 models shipped, which in general have a lower cost of sales per unit.

The decrease in cost of sales as a percentage of net revenues was driven by the decrease in Maserati engines shipments as Maserati engines generate lower margins than the sale of cars and spare parts. Therefore, a decrease in Maserati engines shipments results in a positive impact on our margins.

2014 compared to 2013

Cost of sales for 2014 was €1,506 million, an increase of €271 million, or 21.9 percent, from €1,235 million for 2013. As a percentage of net revenues, cost of sales was 54.5 percent in 2014 compared to 52.9 percent in 2013.

The increase in cost of sales was due to the combination of (i) increased costs of €156 million related to mix, (ii) increased costs of €83 million primarily related to Maserati engine volumes, (iii) increases in other cost of sales of €33 million, (iv) increases in depreciation and amortization of €14 million and (v) increased costs of €7 million driven by an increase in car shipments and the personalization program, the effects of which were partially offset by (vi) a decrease of €19 million driven by technical and commercial savings achieved and (vii) a decrease due to favorable currency translation impact of €3 million.

The increase in cost related to mix was attributable to the launch and production of the LaFerrari, which has a higher cost per unit than other cars in the Ferrari portfolio, while the increased costs related to the sale of engines to Maserati, was driven by higher volumes. The €33 million increase in other cost of sales was mainly driven by an increase in cost of sales related to Formula 1 activities, and in particular related to the increased technology of the engines and the additional hardware rented to other Formula 1 teams. The €14 million increases in depreciation and amortization was mainly related to the investments associated with recent product launches including the LaFerrari, the California T and the 458 VS. The decrease in cost of sales of €19 million driven by technical and commercial savings achieved was principally attributable to direct cost savings achieved as a result of management efforts in negotiations with suppliers.

The increase in cost of sales as a percentage of net revenues was attributable to the increase in Maserati engine volumes and an increase in cost of sales related to our Formula 1 activities. The sale of engines to Maserati generates lower profit margins than the sale of cars. The increase in costs related to our Formula 1 activities was mainly driven by the rental of engine units to other Formula 1 racing teams, due to the increased technological content of the engine units rented.

Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Selling, general and administrative costs	339	11.9%	300	10.9%	260	11.1%	39	13.0%	40	15.4%

2015 compared to 2014

Selling, general and administrative costs for 2015 were €339 million, an increase of €39 million, or 13.0 percent, from €300 million for 2014. As a percentage of net revenues, selling, general and administrative costs were 11.9 percent in 2015 compared to 10.9 percent in 2014.

In particular, the increase in selling, general and administrative costs was mainly attributable to (i) a one-time extra bonus paid to employees for €19 million in connection with the initial public offering and in recognition of financial performance, (ii) advisory costs incurred in relation to the initial public offering amounting to €16 million, (iii) unfavorable foreign currency exchange impact of €8 million, (iv) an increase in the allowance for doubtful accounts of €7 million, primarily related to a commercial partner of the Formula 1 activities, and (v) higher costs of €4 million related to launches of the 488 GTB and 488 Spider, corporate events and directly operated stores, partially offset by (vi) the impact of expenses related to the resignation of the former Chairman of €15 million that were incurred in 2014.

2014 compared to 2013

Selling, general and administrative costs for 2014 were €300 million, an increase of €40 million, or 15.4 percent, from €260 million for 2013. As a percentage of net revenues, selling, general and administrative costs were 10.9 percent in 2014 compared to 11.1 percent for 2013.

In particular, the increase in selling, general and administrative costs was attributable to the combined effect of (i) €15 million related to the compensation costs associated with the resignation of our former Chairman, (ii) €8 million related to an increase in marketing and event expenses, primarily driven by a series of special events in celebration of our 60 years in the United States, (iii) €6 million related to an increase in personnel costs and (iv) €11 million related to an increase in legal provisions resulting from ongoing disputes with a former commercial partner previously responsible for operating certain Ferrari stores in Italy. In particular, the increase in personnel costs was in part driven by a 2.5 percent increase in average headcount from 2,774 for 2013, to 2,843 for 2014, due to an increase in our Italian workforce, to support the growth of the Group’s operations, and, to a lesser extent, attributable to increases in personnel expenses incurred by Ferrari Financial Services AG.

Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Amortization of capitalized development costs	115	4.0%	126	4.6%	120	5.1%	(11)	(8.7)%	6	5.0%
Research and development costs expensed during the year	447	15.7%	415	15.0%	359	15.4%	32	7.7%	56	15.6%

Research and development costs	562	19.7%	541	19.6%	479	20.5%	21	3.9%	62	12.9%

2015 compared to 2014

Research and development costs for 2015 were €562 million, an increase of €21 million, or 3.9 percent, from €541 million for 2014. As a percentage of net revenues, research and development costs were 19.7 percent in 2015 compared to 19.6 percent in 2014.

The increase in research and development costs was attributable to an increase of 32 million in research and development costs expensed during the year, partially offset by a decrease of €11 million in amortization of capitalized development costs.

The €32 million increase in research and development costs expensed during the year was primarily driven by Formula 1 activities and in particular, the Group’s efforts related to power unit projects, and to a lesser extent, research and development costs on sports and GT cars.

The €11 million decrease in amortization of capitalized development costs was primarily due to the completion of amortization of capitalized development costs related to the 458 Italia and 458 Spider, which were phased out in 2015.

2014 compared to 2013

Research and development costs for 2014 were €541 million, an increase of €62 million, or 12.9 percent, from €479 million for 2013. As a percentage of net revenues, research and development costs was 19.6 percent in 2014 compared to 20.5 percent in 2013.

The increase in research and development costs was attributable to an increase in investment in research and development expensed during the year of €56 million and an increase of €6 million in amortization of capitalized development costs.

The total €56 million increase in research and development costs expensed during the year was driven by the Group’s efforts related to the continued development of the Formula 1 car, which included initiatives to maximize the performance, efficiency and safety of the car.

The increase in amortization of capitalized development costs was largely attributable to new product launches. In particular, in April 2014, we started production of the California T and in July 2013, the 458 Spider, triggering the commencement of amortization of the development costs capitalized in relation to these models.

Other expenses/(income), net

	For the years ended December 31,			Increase/(Decrease)
	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Other expenses/(income), net	10	26	(3)	(16)	(61.5)%	29	n.m.

2015 compared to 2014

Other expenses/(income), net for 2015 amounted to net other expenses of €10 million, compared to net other expenses of €26 million million for 2014.

For 2015, other expenses/(income), net included other expenses of €32 million, mainly composed of €13 million related to provisions, €7 million related to indirect taxes and €12 million related to miscellaneous expenses, partially offset by other income of €22 million, including a €6 million gain on disposal of assets and liabilities related to investment properties, €6 million related to the release of provisions previously recorded in other expenses, €3 million related to rental income and €7 million related to miscellaneous income.

For 2014, other expenses/(income), net included other expenses of €39 million, mainly composed of €21 million related to provisions, €6 million related to indirect taxes, and €12 million in miscellaneous expenses, partially offset by other income of €13 million, including €4 million related to the release of provisions previously recorded in other expenses, €3 million related to rental income and €6 million related to miscellaneous income.

The provisions recognized in other expenses in 2015 include €9 million related to legal proceedings and disputes and €4 million related to other risks, primarily related to disputes with suppliers, employees and other parties. The provisions recognized within other expenses in 2014 include €13 million related to legal proceedings and disputes and €8 million attributable to other risks, primarily related to disputes with suppliers, employees and other parties. The most significant accruals to the provision for legal proceedings and disputes recognized in 2014 related to litigation with a former distributor.

2014 compared to 2013

Other expenses/(income), net for 2014 amounted to net other expenses of €26 million, compared to net other income of €3 million for 2013.

For 2014, other expenses/(income), net included other expenses of €39 million, mainly composed of €21 million related to provisions, €6 million related to indirect taxes, and €12 million in miscellaneous expenses, partially offset by other income of €13 million, including €4 million related to the release of provisions previously recorded in other expenses, €3 million related to rental income and €6 million related to miscellaneous income.

The provisions recognized within other expenses include €13 million related to legal proceedings and disputes and €8 million attributable to other risks, primarily related to disputes with suppliers, employees and other parties. The most significant accruals to the provision for legal proceedings and disputes recognized in 2014 related to litigation with a former distributor.

For 2013, other expenses/(income), net included other expenses of €15 million, mainly composed of €3 million related to provisions, €5 million related to indirect taxes and €7 million in miscellaneous expenses, which was more than offset by other income of €18 million, primarily attributable to €6 million related to the release of provisions for legal proceedings and disputes and other risks provisions, €3 million related to rental income and €9 million related to miscellaneous income.

EBIT

	For the years ended December 31,						Increase/(Decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
EBIT	444	15.6%	389	14.1%	364	15.6%	55	14.1%	25	6.9%

2015 compared to 2014

EBIT for 2015 was €444 million, an increase of €55 million, or 14.1 percent, from €389 million for 2014.

The increase in EBIT was mainly attributable to (i) favorable volume impact of €45 million, (ii) positive foreign currency exchange impact of €41 million, (iii) a gain on disposal of assets and liabilities related to investment properties of €6 million, and (iv) a decrease in costs related to other supporting activities of €29 million, partially offset by (v) an increase in selling, general and administrative costs of €39 million, (vii) an increase in research and development costs of €21 million, and (viii) unfavorable mix impact of €6 million.

The favorable volume impact of €45 million was due to a 5.5 percent increase in shipments of range and special series cars, driven by V8 models, which increased by 16.5 percent, and in particular, the California T, the 458 Speciale A and the newly launched 488 GTB and 488 Spider. The positive foreign currency exchange impact was primarily driven by the strengthening of the U.S. Dollar and Pound Sterling against the Euro. The decreased costs related to other supporting activities were primarily attributable to a decrease in financial services costs, brand costs, production efficiencies and to a lesser extent, Formula 1 related costs.

As a percentage of net revenues, EBIT increased from 14.1 percent in 2014 to 15.6 percent in 2015, mainly due to the combination of the previously mentioned impacts and lower cost of sales, which as a percentage of net revenues was 52.5 percent in 2015 compared to 54.5 percent in 2014.

2014 compared to 2013

EBIT for 2014 was €389 million, an increase of €25 million, or 6.9 percent, from €364 million for 2013.

The increase in EBIT was mainly due to (i) favorable mix impact of €85 million, (ii) cost savings of €19 million primarily driven by technical and commercial efficiencies, (iii) decreases in costs related to supporting activities of €14 million, (iv) favorable volume impact of €9 million, which were partially offset by (v) an increase in research and development costs of €62 million, and (vi) an increase in selling, general and administrative costs of €40 million.

In particular, the favorable mix impact was primarily driven by the LaFerrari for which we only had two months of shipments in 2013, compared to a full year for 2014. The increase in shipments of LaFerrari more than offset the unfavorable impact of the increase in the proportion of V8 shipments, from 74.0 percent of total shipments for 2013, to 75.7 percent for 2014.

As a percentage of net revenues, EBIT decreased to 14.1 percent in 2014, from 15.6 percent in 2013, mainly due the increase in cost of sales, which as a percentage of net revenues were 54.5 percent in 2014, compared to 52.9 percent in 2013.

Net financial income/(expenses)

	For the years ended December 31,			Increase/(Decrease)
	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Net financial income/(expenses)	(10)	9	2	(19)	n.m.	7	n.m.

2015 compared to 2014

Net financial expenses for 2015 were 10 million compared to net financial income of 9 million for 2014, representing a change of 19 million.

The change from net financial income to net financial expenses was driven by an increase of €12 million in interest costs, principally due to interest expenses on the FCA Note and the subsequent refinancing. Additionally, foreign currency exchange losses increased by €6 million in 2015. Our financial expenses in future periods are expected to be significantly higher, reflecting our higher net debt position following the Separation.

2014 compared to 2013

Net financial income for 2014 was 9 million, an increase of 7 million from 2 million for 2013.

The increase in net financial income was mainly due to a €5 million increase in financial income and a €2 million decrease in financial expenses. In particular, the €5 million increase in financial income was driven by a €4 million increase in other interest income and financial income and a €1 million increase in interest income from banks deposits, attributable to the increase in our average cash balances.

Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Income tax expense	144	133	120	11	8.3%	13	10.8%

2015 compared to 2014

Income tax expense for 2015 was €144 million, an increase of €11 million, or 8.3%, from €133 million for the year ended December 31, 2014. The increase in income tax expense was attributable to the combined effect of an increase in profit before taxes from €398 million for 2014 to €434 million for 2015, and an increase in the effective tax rate net of IRAP, from 28.6 percent in 2014 to 30.0 percent in 2015. During 2015 a change in Italian tax law approved a reduction in the corporate income tax rate, from 27.5% to 24.0%, which will be effective from January 2017. As a result we have adjusted deferred tax assets and liabilities that we expect will be reversed in and subsequent to 2017. In addition to the change in tax law, the effective tax rate net of IRAP increased due to the effect of interest expense related to the Restructuring which is non deductible.

2014 compared to 2013

Income tax expense for 2014 was 133 million, an increase of 13 million, or 10.8%, from 120 million for 2013. The increase in income tax expense was attributable to the combined effect of an 8.7% increase in profit before taxes from €366 million for 2013, to €398 million for 2014, and an increase in the effective tax rate net of IRAP from 28.1 percent for 2013 to 28.6 percent for 2014, primarily due to the geographical distribution of income before tax and the difference in local tax rates.

Recent Developments

In February 2016 we unveiled our latest four-seater four-wheel drive GT model, the GTC4Lusso, which is equipped with a V12 engine and will replace the FF. Production of the GTC4Lusso is expected to start in the second quarter of 2016 and shipments are expected to start in the third quarter of 2016. The unveiling was held at Villa Erba on Lake Como, Italy, and precedes the official public premiere at the upcoming Geneva Auto Show in March 2016. (See “Item 4.B. Business Overview-Sports and GT Cars-Range Models and Special Series”).

Also in February 2016, we presented our new car for the 2016 Formula 1 World Championship, through a broadcast on live streaming on our website.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditure in 2016 is expected to be between €320 million to €370 million, which we plan to fund primarily with cash from our operating activities.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We have historically managed our liquidity through participating in cash management and funding services provided by the treasury functions of the FCA Group. Following the Separation on January 3, 2016, we terminated such arrangements and manage our liquidity and cash flow requirements on a standalone basis. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among others, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditure. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of prior models and at the end of the second quarter when our inventory levels are higher to support the summer plant shutdown. The expansion of our financial services portfolio, particularly in the United States, has increased our working capital requirements. The payment of taxes also affects our working capital. Historically, as part of the FCA Group tax consolidation, a substantial portion of our taxes were paid in the fourth quarter of the year and a smaller portion in the third quarter. In 2016 our tax payments will be higher as it will be our first year as a standalone tax group. We settle our taxes in two instalments, in 2016 the most substantial payment will be made in the fourth quarter and we have the option to make the other payment either at the end of the second quarter or the beginning of the third quarter. From 2017 we expect to pay the taxes in equal instalments in the fourth quarter and either the end of the second quarter or the beginning of the third quarter. Finally, our capital expenditure requirements are, among others, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range.

We tend to generally receive payment for cars (other than those for which we provide dealer financing) between 30 and 40 days after the car is shipped while we tend to pay most suppliers between 90 and 105 days after we receive the raw materials or components. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 42 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Indebtedness with FCA and Refinancing of the FCA Note

In connection with the Restructuring and in order to optimize our capital structure as a public company, we entered into the FCA Note on October 17, 2015 for a principal amount of €2.8 billion. On November 30, 2015, we entered into a new €2.5 billion facility for the purposes of refinancing the FCA Note and indebtedness with FCA. In particular, on December 16, 2015 we used €1 billion of the deposits in FCA Group cash management pools to partially repay the FCA Note, whilst the remainder, together with certain other financial liabilities with FCA, were repaid with proceeds from the €2.5 billion facility. Interest on the FCA Note amounted to €9 million for the year ended December 31, 2015. Additionally, on November 17, 2015 we entered into a new $100 million term loan with a third party bank, the proceeds of which were used to repay financial liabilities with FCA in the United States. See “—The Facility” description in this section for further information.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2015, 2014 and 2013. For a complete discussion of our cash flows, see our Consolidated Financial Statements included elsewhere in this Annual Report.

	For the years ended December 31,
	2015	2014	2013
	(€ million)
Cash flows from operating activities	707	426	454
Cash flows used in investing activities	(317)	(290)	(267)
Cash flows used in financing activities	(351)	(122)	(163)
Translation exchange differences	10	6	(10)

Total change in cash and cash equivalents	49	20	14

Operating Activities — Year Ended December 31, 2015

For the year ended December 31, 2015, our cash flows from operating activities were €707 million, primarily the result of:

(i)	profit before tax of €434 million, adjusted to add back €275 million of depreciation and amortization expense, €51 million in provisions accrued and €29 million related to other non-cash expenses and income and net gains on disposal of property, plant and equipment and intangible assets. The €51 million in provisions accrued was composed of (a) warranty provision of €33 million, primarily related to the increase in cars shipped, and to a lesser extent, a change in mix driven by increased shipments of the LaFerrari and the FXX K, which have higher warranty costs compared to range and special series cars, (b) legal proceedings and disputes of €9 million, and (c) other risks and charges of €9 million. The €29 million related to other non-cash expenses and income and net gains on disposal of property, plant and equipment and intangible assets primarily related to the allowances for doubtful accounts of trade and financial receivables and the inventory provision;

(ii)	€121 million related to cash generated by a decrease in receivables from financing activities, primarily attributable to the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China, which at December 31, 2014 was equal to €147 million, and the sale of the financial assets portfolios of Ferrari Financial Services S.p.A. and Ferrari Financial Services Japan KK, partially offset by an increase of the financial services portfolio in the USA;

(iii)	€33 million related to cash absorbed from the net change in inventories, trade payables and trade receivables. In particular, the movement was driven by (a) a decrease in trade payables of €46 million, mainly due to the full production of the LaFerrari in 2014 while at the end of 2015 the product lifecycle was nearing completion and shipments are planned to be completed in Q1 2016, (b) an increase in inventories of €3 million, consistent with increased volumes, partially offset by (c) a decrease in trade receivables of €16 million mainly due to collections of related party receivables;

(iv)	€25 million relating to cash absorbed by other operating cash flows, primarily attributable to the net change in other operating assets and liabilities; and

(v)	income tax paid of €145 million.

Operating Activities — Year Ended December 31, 2014

For the year ended December 31, 2014, our cash flows from operating activities were €426 million, primarily the result of:

(i)	profit before taxes of €398 million adjusted to add back €289 million for depreciation and amortization expense, €66 million in provisions recognized, and €53 million related to other non-cash expenses and income, relating primarily to the accruals to the allowances for doubtful accounts related to trading and financing activities. In particular, the €66 million accruals to provision was composed of (a) increases in the warranty provision of €27 million due to an increase in cars delivered, and to a lesser extent a reassessment of the estimated cost assumptions used to determine the provision, (b) increases in the provision for legal proceedings and disputes of €24 million, and (c) provisions to cover other risks and charges for €15 million;

(ii)	€15 million relating to cash generated by other operating cash flows, primarily attributable to the net change in other operating assets and liabilities;

(iii)	€52 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) an increase in inventories of €66 million, due to increased finished cars at December 31, 2014 as compared to December 31, 2013, and mainly related to inventories of the LaFerrari to be shipped during 2015, partially offset by (b) a €13 million increase in trade payables and (c) a €1 million decrease in trade receivables, driven by management efforts to improve collection rates;

(iv)	€202 million related to cash absorbed by an increase in receivables from financing activities, mainly driven by an increase in business volumes of Ferrari Financial Services Inc., and in particular due to an increase in the contracts relating to the sale of vintage cars, and to a lesser extent, an increase in the number of contracts relating to new cars; and

(v)	income tax paid of €141 million.

Operating Activities — Year Ended December 31, 2013

For the year ended December 31, 2013, our cash flows from operating activities were €454 million, primarily the result of:

(i)	profit before taxes of €366 million adjusted to add back €270 million for depreciation and amortization expense, €24 million in provisions recognized and other non-cash items of €32 million. In particular, the €24 million increase in provisions was mainly composed of (a) increases to the warranty provision of €14 million, and (b) increases to the provision for legal proceedings and disputes of €6 million;

(ii)	€44 million related to cash generated by other operating cash flows, primarily attributable to cash generated by the change in other operating assets and liabilities;

(iii)	€87 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) a €81 million increase in trade receivables mainly driven by the increase in volumes of Maserati engine sales and (b) a €20 million increase in inventories, which were partially offset by (c) a €14 million increase in trade payables;

(iv)	€56 million related to cash absorbed by an increase in receivables from financing activities, largely due to increased business volumes of financial services operations in the United States; and

(v)	income tax paid of €139 million.

Investing Activities — Year Ended December 31, 2015

For the year ended December 31, 2015, our net cash used in investing activities was €317 million, primarily the result of:

(i)	€356 million of capital expenditures, including €185 related to additions to property, plant and equipment and €171 million relating to additions to intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets;

These cash outflows were partially offset by:

(i)	€37 million of proceeds from the disposal of assets and liabilities related to investment properties; and

(ii)	€2 million proceeds from the sale of property, plant and equipment and intangible assets and the net change in investments and other financial assets.

Investing Activities — Year Ended December 31, 2014

For the year ended December 31, 2014, our net cash used in investing activities was €290 million, primarily the result of:

(i)	€330 million of capital expenditures, including €169 million related to additions to property, plant and equipment and €161 million relating to additions to intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets;

(ii)	€39 million related to cash acquired on transactions with the non-controlling interests in Ferrari International Cars Trading (Shanghai) Co. L.t.d.; and

(iii)	€1 million proceeds from the sale of property, plant and equipment and intangible assets and the net change in investments and other financial assets.

Investing Activities — Year Ended December 31, 2013

For the year ended December 31, 2013, our net cash used in investing activities was €267 million, primarily the result of:

(i)	€271 million of capital expenditures, including €162 million related to additions to property, plant and equipment and €109 million relating to additions to intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets; and

(ii)	€4 million proceeds from the sale of property, plant and equipment and intangible assets and the net change in investments and other financial assets.

Financing Activities — Year Ended December 31, 2015

For the year ended December 31, 2015, our net cash used in financing activities was €351 million, primarily the result of:

(i)	€3,211 million related to net repayments of financial liabilities with FCA, including repayment of the FCA Note for €2,800 million;

(ii)	€54 million related to dividends paid to non-controlling interests in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd;

(iii)	€11 million related to net repayments of other debt; and

(iv)	€8 million related to the acquisition of non-controlling interests of the subsidiary Ferrari Financial Services S.p.A.

These cash outflows were partially offset by:

(i)	€2,119 million related to net proceeds from third-party financial liabilities, including €2,000 million from the new syndicated credit facility, of which €1,500 million under the Term Loan and €500 million under the Bridge Loan were used to repay financial liabilities with FCA, including a portion of the FCA Note, and

(ii)	€814 million related to the net change in deposits in FCA Group cash management pools, mainly used to repay a portion of the FCA Note.

Financing Activities — Year Ended December 31, 2014

For the year ended December 31, 2014, net cash used in financing activities was €122 million, primarily the result of:

(i)	€247 million related to the increase in deposits in FCA’s cash management pools;

(ii)	€30 million related to net repayments of bank borrowings and other debt; and

(iii)	€15 million related to dividends paid to non-controlling interest in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. L.t.d.

These cash outflows were partially offset by:

(i)	€89 million related to net proceeds from the change in financial liabilities with FCA; and

(ii)	€81 million related to proceeds from third party financial liabilities, driven largely by an increase in borrowings from banks.

Financing Activities — Year Ended December 31, 2013

For the year ended December 31, 2013, net cash used in financing activities was €163 million, primarily the result of:

(i)	€227 million related to the increase in deposits in FCA’s cash management pools, and

(ii)	€10 million of cash used for the repayment of bank borrowings.

These cash outflows were partially offset by:

(i)	€51 million related to net proceeds from the net change in financial liabilities with FCA;

(ii)	€15 million related to proceeds from bank borrowings, driven largely by an increase in borrowings from banks, and in particular due to financing obtained by Ferrari Financial Services Japan KK to fund its financing portfolio; and

(iii)	€8 million in net proceeds of other debt.

Net Cash/(Net Debt) and Net Industrial Cash/(Debt)

Net Cash/(Net Debt) is the primary measure which we use to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. We also monitor Net Industrial Cash/(Debt), which adjusts for the impact of the funded portion of the self-liquidating financial receivables portfolio. The following table sets forth a reconciliation of Net Cash/(Net Debt) and Net Industrial Cash/(Debt) at December 31, 2015 and 2014, using information derived from the consolidated statement of financial position at December 31, 2015, included elsewhere in this Annual Report.

	At December 31,
	2015	2014
	(€ million)
Cash and cash equivalents	183	134
Deposits in FCA Group cash management pools	139	942

Total liquidity	322	1,076

Financial liabilities with FCA Group	(3)	(379)
Financial liabilities with third parties	(2,257)	(131)

Net Cash/(Net Debt)	(1,938)	566

Funded portion of the self-liquidating financial receivables portfolio	1,141	1,061

Net Industrial Cash/(Debt)	(797)	1,627

Cash and cash equivalents

Cash and cash equivalents of €183 million at December 31, 2015 (€134 million at December 31, 2014) are denominated in various currencies and available to certain subsidiaries which operate in areas other than the United States and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China amounting to €106 million at December 31, 2015, is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on our review, we do not believe such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements at the dates represented above. During 2015, Maserati fully settled the receivable, which at December 31, 2014 amounted to €147 million, deriving from the financing of inventory related to the establishment of the Maserati standalone business in China, resulting in an increase in cash and cash equivalents denominated in Chinese Yuan.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented:

	At December 31,
	2015	2014
	(€ million)
Chinese Yuan	106	74
Japanese Yen	41	27
Euro	22	10
U.S. Dollar	1	14
Other currencies	13	9

Total	183	134

Deposits in FCA Group cash management pools

Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. We accessed funds deposited in these accounts on a daily basis and had the contractual right to withdraw our funds on demand and terminate the cash management arrangements depending on FCA’s ability to pay at the relevant time. The carrying value of deposits in FCA Group cash management pools approximates fair value based on the short maturity of these investments. Of the total €139 million of deposits in FCA Group cash management pools at December 31, 2015 (€942 million at December 31, 2014), €119 million was denominated in Euro and €20 million in U.S. Dollars (at December 31, 2014, €844 million was in denominated in Euro and €98 million in U.S. Dollars). These arrangements were terminated in connection with the Separation, which was completed on January 3, 2016, and amounts on deposit were paid back to Ferrari in January 2016.

Total Liquidity

Total liquidity (defined as cash and cash equivalents plus deposits in FCA Group cash management pools) at December 31, 2015 was €322 million, of which 43.8 percent was denominated in Euro, 32.9 percent in Chinese Yuan, 12.7 percent in Japanese Yen, 6.5 percent in U.S. Dollars and 4.1 percent in other currencies. Total liquidity at December 31, 2014 was €1,076 million, of which 82.6 percent was denominated in Euro, 8.3 percent in Chinese Yuan, 4.6 percent in U.S. Dollars and 4.5 percent in other currencies.

Total Available Liquidity

Total available liquidity (defined as cash and cash equivalents plus deposits in FCA Group cash management pools plus undrawn committed credit lines) at December 31, 2015 was €822 million (€1,076 million at December 31, 2014).

The following table summarizes our total available liquidity:

	At December 31,
	2015	2014
	(€ million)
Cash and cash equivalents	183	134
Deposits in FCA Group cash management pools	139	942

Undrawn committed credit lines	500	—

Total available liquidity	822	1,076

The decrease in total available liquidity reflects a decrease in deposits in FCA Group cash management pools, partially offset by an increase in cash and cash equivalents and a new credit line. The decrease in deposits in FCA Group cash management pools reflects the effects of the Restructuring and the Separation. These arrangements were terminated in connection with the Separation, which was completed on January 3, 2016, and amounts on deposit were paid back to Ferrari in January 2016. See “—Available Lines of Credit” below for details regarding the new credit line.

Financial liabilities with FCA Group

Financial liabilities with FCA Group at December 31, 2015 were €3 million (€379 million at December 31, 2014). Such balance was fully settled following the Separation.

Financial liabilities with FCA Group at December 31, 2014 primarily related to a credit line held with Fiat Chrysler Finance North America, the purpose of which was to finance the activities of our financial services portfolio in the Americas.

Financial liabilities with third parties

Financial liabilities with third parties at December 31, 2015 were €2,257 million (€131 million at December 31, 2014). Financial liabilities at December 31, 2015 included (i) €1,995 million (nil at December 31, 2014) relating to the Term Loan and Bridge Loan and (ii) €262 million relating to other financial liabilities (€131 million at December 31, 2014).

Financial liabilities with third parties at December 31, 2015 were €2,257 million (€131 million at December 31, 2014). Financial liabilities at December 31, 2015 included (i) €1,995 million (nil at December 31, 2014) relating to the Term Loan and Bridge Loan and (ii) €262 million relating to other financial liabilities (€131 million at December 31, 2014).

Term Loan and Bridge Loan

For a description of the Term Loan and Bridge Loan see “—The Facility” described below.

Other Financial Liabilities

Other financial liabilities mainly relate to financial liabilities of Ferrari Financial Services Inc, to support the financial services operations and in particular (i) a $150 million U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread of 110 basis points. The facility was renewed in January 2016 for a further 18 months; (ii) a new $100 million term loan that was entered into on November 17, 2015, the proceeds of which were used to repay financial liabilities with FCA in the United States. This facility bears interest at a fixed rate and matures in December 2016. Other financial liabilities also includes €20 million relating to various short and medium-term credit facilities.

Available Lines of Credit

See “—The Facility” section below.

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

The Bridge Loan has a 12 month maturity with an option for the Company to extend once for a six-month period. The Bridge Loan bears interest at a rate per annum equal to the aggregate of EURIBOR plus a margin increasing from 40 basis points to 145 basis points depending on the number of months elapsed from first drawdown. The Term Loan and the RCF each have a maturity of five years. The Term Loan bears interest at a rate per annum equal to the aggregate of EURIBOR, plus a margin ranging from 50 basis points to 105 basis points depending on the applicable Consolidated Total Net Debt to Consolidated Adjusted EBITDA ratio, calculated in accordance with the terms of the Facility. The RCF bears interest at a rate per annum equal to the aggregate of EURIBOR with respect to loans denominated in Euro, or LIBOR with respect to loans denominated in other currencies, plus a margin ranging from 35 basis points to 90 basis points depending on the applicable Consolidated Total Net Debt to Consolidated Adjusted EBITDA ratio, calculated in accordance with the terms of the Facility. Loans under the RCF may be drawn in Euro or an alternative currency at our option.

As of December 31, 2015, the proceeds of the Bridge Loan and the Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA. The Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc. The Company intends to refinance the Bridge Loan prior to its maturity with longer term debt, including through capital markets or other financing transactions. As of December 31, 2015, the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

The Facility is unsecured and provides for mandatory prepayments, affirmative and negative covenants and events of default in a form customary for bank financings of investment grade borrowers in the European syndicated loan market. The Facility has no financial maintenance covenants. Mandatory prepayments are required, subject to certain exceptions, in the event of a change of control, as well as, with respect to the Bridge Loan only, (i) issuance of debt securities in capital markets transactions, and (ii) certain relevant disposals. Subject to various exceptions and qualifications, negative covenants include (i) limitations on our ability to provide security for other financial indebtedness, (ii) restrictions on the financial indebtedness that our subsidiaries may incur or have outstanding, and (iii) restrictions on our ability to make certain disposals of assets. Events of default include (i) failure to make payments when due, (ii) other breaches under the Facility not remedied within a 30-day grace period, (iii) breaches of representations and warranties, (iv) attachment by creditors of, or distress, execution, sequestration or other process enforced upon, the whole or any material part of the Group’s assets, (v) cross-payment default or cross-acceleration with certain other financial indebtedness, (vi) cessation of business, (vii) seizure, nationalization or expropriation of material assets; or (viii) bankruptcy or other insolvency proceedings.

As of December 31, 2015 the Company was in compliance with all covenants under the Facility.

The Facility is limited in recourse to the Company and the other members of the Group which borrow under the Facility.

Free Cash Flow

Free Cash Flow is one of management’s primary key indicators to measure the Group’s performance and is defined as net cash generated from operations less cash flows used in investing activities. The following table sets forth our Free Cash Flow for the years ended December 31, 2015, 2014 and 2013, using information derived from our consolidated statement of cash flows:

	For the years ended December 31,
	2015	2014	2013
	(€ million)
Cash flows from operating activities	707	426	454
Cash flows used in investing activities	(317)	(290)	(267)

Free Cash Flow	390	136	187

Free Cash Flow for the 2015 was €390 million, an increase from €136 million for 2014. The increase in Free Cash Flow was primarily attributable to an increase in cash from operating activities, driven by one-time cash inflows as well as Adjusted EBITDA. Free Cash Flow included the following one-time cash inflows: (i) proceeds from the disposal of assets and liabilities related to investment properties of €37 million; (ii) the reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China of €147 million; and (iii) proceeds from the sale of the financial assets portfolios of FFS S.p.A. and FFS KK of €57 million; partially offset by the following one-time cash outflow: (i) the amount relating to the Ferrari employees extra bonus that was paid in 2015 of €15 million.

Free Cash Flow for 2014 was €136 million, a decrease from €187 million for 2013. The decrease in Free Cash Flow was attributable to an increase in cash used in investing activities and in particular by investments in intangible assets, mainly due to investments in development costs for new models and enhancements to existing models.

Subsequent Events and 2016 Outlook

Subsequent events

The Group has evaluated subsequent events through February 25, 2016, which is the date the Consolidated and Company Financial Statements were authorized for issuance. The following subsequent events have been identified:

The Separation

As explained in the Consolidated and Company Financial Statements, the Restructuring transactions were completed in October 2015. The remaining steps of the Separation were completed between January 1 and January 3, 2016 and were performed through two consecutive demergers followed by a merger under Dutch law. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

Following the Separation, the share capital of Ferrari N.V. amounted to €2.5 million, comprising 193,923,499 common shares and 56,497,618 special voting shares all with nominal value of €0.01 per share. Ferrari N.V. has 5,000,000 common shares held in treasury.

Following the Separation, the cash pooling and financial liabilities with the FCA Group were settled and the relevant agreements were terminated. The derivative contracts which were previously held by FCA were novated to Ferrari S.p.A.

The Separation had no impact on the Company’s results of operations or financial position.

Finally, on January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario (“MTA”), the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.

Distribution of Reserves

On February 19, 2016, the Board of Directors approved a distribution of €0.46 per share, amounting to a total distribution of €87 million. The distribution will be made from the share premium reserve which is a distributable reserve under Dutch law. These financial statements do not reflect this distribution.

Securitization

On January 19, 2016, Ferrari Financial Services Inc. performed its first securitization program of retail financial receivables in the United States.

2016 Outlook

The Group indicates the following guidance for 2016:

•	Shipments: ~7,900 including supercars

•	Net revenues: >Euro 2.9 billion

•	Adjusted EBITDA: >Euro 770 million

•	Net Debt: <Euro 1,950 billion (Net Industrial Debt <Euro 750 million) including distribution to shareholders

February 25, 2016

Board of Directors

Sergio Marchionne

Piero Ferrari

Amedeo Felisa

Louis C. Camilleri

Eddy Cue

Sergio Duca

Giuseppina Capaldo

Elena Zambon

Major Shareholders

Exor is the largest shareholder of Ferrari through its 23.5 percent shareholding interest in our common shares (as of February 19, 2016). See “Overview—The Separation.” As a result of the loyalty voting mechanism, Exor’s voting power is approximately 33.4 percent. In addition, Mr. Piero Ferrari holds 10 percent of our common shares and, as a result of the loyalty voting mechanism, his voting power is approximately 15.4 percent.

Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, summarized below under “Shareholders’ Agreement”.

Exor is controlled by Giovanni Agnelli e C. S.a.p.az, (“G.A.”) which holds 51.39 percent of its share capital. G.A. is a limited partnership with interests represented by shares (Societa’ in Accomandita per Azioni), founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A. are John Elkann, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Gianluigi Gabetti, Gianluca Ferrero, Luca Ferrero de’ Gubernatis Ventimiglia and Maria Sole Agnelli.

Based on the information in Ferrari’s shareholder register, regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) and the SEC and other sources available to us, the following persons owned, directly or indirectly, in excess of three percent of the common shares of Ferrari, as of February 19, 2016:

Shareholder	Number of common shares	Percentage owned*
Exor S.p.A.	44,435,280	23.5%
Piero Ferrari	18,892,160	10%
Public Shareholders	125,596,059	66.5%

(*)	The percentages of share capital set out in this table may slightly differ from the percentages of share capital included in the public register held by the AFM of all notifications made pursuant to the disclosure obligations under chapter 5.3 of the Dutch Act on financial supervision (Wet op het financieel toezicht; the “AFS”), such, inter alia, because any shares held in treasury by Ferrari will be counted also in the relevant numerators for purposes of the AFS disclosure obligations, although such treasury shares cannot be regarded to be part of Ferrari’s “outstanding share capital” and therefore have not been taken into consideration for the calculations of the percentages of share capital and voting rights set out in this table.

Based on the information in Ferrari’s shareholder register and other sources available to us, as of January 31, 2016, approximately 68.8 million Ferrari common shares, or 36 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, 1,220 record holders had registered addresses in the United States.

Shareholders’ Agreement

On December 23, 2015, Exor and Piero Ferrari entered into a Shareholders’ Agreement, which became effective upon the completion of the Separation on January 3, 2016 (the “Shareholders Agreement”) and prior to the admission to listing and trading of the common shares of Ferrari on the MTA (as defined below). Ferrari is not a party to the Shareholders Agreement and does not have any rights or obligations thereunder. Below is a summary of the principal provisions of the Shareholders Agreement based on regulatory filings made by Exor and Piero Ferrari.

Consultation

For the purposes of forming and exercising, to the extent possible, a common view on the items on the agenda of any General Meeting, Exor and Piero Ferrari will consult with each other prior to each General Meeting. For the purposes of this consultation right and duties, representatives of each of Exor and Piero Ferrari shall meet in order to discuss in good faith whether they have or can find a common view as to the matters on the agenda of the immediately following General Meeting. This consultation right does not include an obligation to vote in any certain way nor does it constitute a veto right in favor of Piero Ferrari.

AFS mandatory offer rules - acting in concert

Exor and Piero Ferrari acknowledged and agreed that the Dutch public offer rules as laid down in chapter 5.1 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht, the “AFS”), as of January, 4 2016, the date on which trading in the common shares of Ferrari on the Mercato Telematico Azionario (“MTA”) commenced, be applicable to Ferrari and the shareholders. As - upon the Separation becoming effective and prior to the first trading date on the MTA - (i) Exor individually, and Exor and Piero Ferrari combined, will continue to have a voting interest of more than 30% in Ferrari as a result of which Exor individually, and Exor and Piero Ferrari combined, are deemed to have a controlling influence over Ferrari within the meaning of Dutch law. Therefore, Exor individually and Exor and Piero Ferrari combined, as well as any ultimate controlling persons of either of them, will benefit from an exemption from the Dutch mandatory takeover offer requirements.

Pre-emption right in favor of Exor and right of first offer of Piero Ferrari

In the event that Piero Ferrari intends to transfer (in whole or in part) his Ferrari common shares or he receives a third party offer for the acquisition of all or part of his Ferrari common shares, Exor will have the right to purchase all (but not less than all) of the common shares Piero Ferrari intends to transfer on the terms of the original proposed transfer by Piero Ferrari or, in case the original proposed transfer was for no consideration, at market prices determined pursuant to the agreement.

In the event Exor intends to transfer (in whole or in part) its common shares to a third party, either solicited or unsolicited, Piero Ferrari will have the right to make a binding, unconditional and irrevocable all cash offer for the purchase of such common shares.

The foregoing will not apply to in case of transfers of common shares: (i) by any party to the Shareholders Agreement, to a party that qualifies as a “Loyalty Transferee” (as defined in the Articles of Association) of such party, (ii) by Exor, to any affiliate of Giovanni Agnelli e C. S.a.p.az., to a successor in business of Giovanni Agnelli e C. S.a.p.az. and to any affiliate of a successor in business of Giovanni Agnelli e C. S.a.p.az., and (iii) by any party to the Shareholders Agreement that is an individual, to an entity wholly owned and controlled by that same party. In addition, the provisions regarding the pre-emption right in favor of Exor and right of first offer of Piero Ferrari shall not apply in relation to, and Piero Ferrari shall be free and allowed to carry out, market sales to third parties of his common shares which in the aggregate do not exceed, during the whole period of validity of the Shareholders Agreement, 0.5% of the number of common shares owned by Piero Ferrari upon completion of the Separation.

Term

The Shareholders Agreement entered into force upon completion of the Separation on January 3, 2016, and shall remain in force until the fifth anniversary of the effective date of the Separation, provided that if neither of the parties to the Shareholders Agreement terminates the Shareholders Agreement within six months before the end of the initial term, then the Shareholders Agreement shall be renewed automatically for another five year term.

The Shareholders Agreement shall terminate and cease to have any effect as a result of the transfer of all the common shares owned by either Exor or Piero Ferrari to a third party.

Governing law and jurisdiction

The Shareholders Agreement is governed by and must be interpreted according to the laws of the Netherlands. Any disputes arising out of or in connection with the Shareholders Agreement are subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands, without prejudice to the right of appeal and appeal to the Supreme Court.

Corporate Governance

Introduction

Ferrari N.V. (the “Company”) is a public limited liability company, incorporated under the laws of the Netherlands. The Company is the holding company of the Ferrari group following the separation of the Ferrari business from Fiat Chrysler Automobiles N.V. (“FCA”), through a series of transactions (the “Separation”) described under “Overview—The Separation”. In this section, the “Company” also refers to Ferrari N.V. predecessor, formerly known as New Business Netherlands N.V., as the context may require. Such predecessor of Ferrari N.V. was the holding of the Ferrari group following completion of the restructuring intended to facilitate Ferrari’s IPO. When in this section reference is made to Ferrari N.V., it solely relates to the current Ferrari N.V. (previously known as FE New N.V.), which acquired Ferrari N.V. predecessor under universal title through a merger under Dutch law. The Company qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE and on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A. (“MTA”).

In accordance with the NYSE Listed Company Manual, the Company is permitted to follow its home country practice with regard to certain corporate governance standards. The Company has adopted, except as discussed below, the best practice provisions of the Dutch corporate governance code issued by the Dutch Corporate Governance Code Committee, which entered into force on January 1, 2009 (the “Dutch Corporate Governance Code”) and contains principles and best practice provisions that regulate relations between the board of directors of a company and its shareholders. The Dutch Corporate Governance Code became applicable to Ferrari as of October 21, 2015 (the date of the listing of the common shares of the company on NYSE).

In this report the Company addresses its overall corporate governance structure. The Company discloses, and intends to disclose any material departure from the best practice provisions of the Dutch Corporate Governance Code in its future annual reports.

Board of Directors

Pursuant to the Company’s articles of association (the “Articles of Association”), its board of directors (the “Board of Directors”) may have three or more directors (the “Directors”). With a shareholders’ resolution adopted on December 31, 2015 the number of the Directors was set at eight and the current slate of Directors was appointed, effective as of January 2, 2016. The term of office of the current Board of Directors will expire on the next annual shareholders general meeting, currently scheduled on April 15, 2016 and the Company’s general meeting of shareholders is expected to elect a new Board of Directors for approximately a one-year term. Each Director may be reappointed at any subsequent annual general meeting of shareholders.

The Board of Directors as a whole is responsible for the strategy of the Company. The Board of Directors is composed of two executive Directors (i.e., the Chairman and the Chief Executive Officer), having responsibility for the day-to-day management of the Company, and six non-executive Directors, who do not have such day-to-day responsibility within the Company or the Group. Pursuant to Article 17 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer.

On October 21, 2015 with regard to predecessor Ferrari and effective on January 3, 2016 with regard to Ferrari N.V. the Board of Directors appointed the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee.

Four Directors qualified as independent (representing a majority) for purposes of NYSE rules, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Corporate Governance Code.

The non-executive directors of the Company have not yet met to discuss the functioning of the Board and its committees, the functioning of the executive directors as an organ of the company, or the corporate strategy and the main risks of the business, pursuant to best practice provisions III.1.7 and III.1.8 of the Dutch Corporate Governance Code. One or more meetings to discuss these matters will be held in the course of 2016.

The Board of Directors has resolved to grant the following titles:

•	Sergio Marchionne: Chairman;

•	Amedeo Felisa: Chief Executive Officer;

•	Piero Ferrari: Vice-Chairman; and

•	Louis Camilleri: Senior Non-Executive Director.

The Board of Directors has also resolved to appoint Louis Camilleri as chairman of the Board, as referred to in the Dutch Civil Code, who will in such capacity have the title Chair (Voorzitter).

The following members are independent within the meaning of the Dutch Corporate Governance Code:

•	Eddy Cue;

•	Giuseppina Capaldo;

•	Sergio Duca; and

•	Elena Zambon.

Directors are expected to prepare themselves for and to attend all Board of Directors meetings, the annual general meeting of shareholders and the meetings of the committees on which they serve, with the understanding that, on occasion, a Director may be unable to attend a meeting.

From October 21, 2015 to the year-end there was one meeting of the Board of Directors. The attendance rate at this meeting was 100%.

The current composition of the Board of Directors is the following:

Sergio Marchionne (executive director) - Mr. Marchionne is the Chairman of Ferrari and has been the Chairman of Ferrari S.p.A. since October 2014. Mr. Marchionne currently serves as Chief Executive Officer of FCA and Chairman, Chief Executive Officer and Chief Operating Officer of FCA U.S. Mr. Marchionne leads FCA’s Group Executive Council and has been Chief Operating Officer of its NAFTA region since September 2011. He also serves as Executive Chairman of CNH Industrial N.V. (“CNHI”). He was the chairman of Fiat Industrial and CNH Global N.V. until the integration of these companies into CNHI in 2013. Prior to joining FCA, Mr. Marchionne served as Chief Executive Officer of SGS SA, Chief Executive Officer of the Lonza Group Ltd. and Chief Executive Officer of Alusuisse Lonza (Algroup). He also served as Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Group after serving as Vice President of Finance and Chief Financial Officer of Acklands Ltd. and Executive Vice President of Glenex Industries. Mr. Marchionne holds a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, Canada and a Master of Business Administration from the University of Windsor, Canada. Mr. Marchionne also holds a Bachelor of Arts with a major in Philosophy and minor in Economics from the University of Toronto. Mr. Marchionne serves on the Board of Directors of Philip Morris International Inc. and as Executive Chairman of SGS SA headquartered in Geneva. Additionally, Mr. Marchionne is a director of Exor. Mr. Marchionne is a member of the Board of Directors of ACEA (European Automobile Manufacturers Association). He previously served as appointed non-executive Vice Chairman and Senior Independent Director of UBS AG.

Born in 1952, Canadian and Italian citizenship.

Amedeo Felisa (executive director) - Mr. Felisa, who joined Ferrari in 1990, is the Chief Executive Officer of Ferrari and has been the Chief Executive Officer of Ferrari S.p.A. since 2008. From 2006 to 2008 he served as general manager and deputy general manager of Ferrari S.p.A. From 1996 to 2004 he was the general manager of Ferrari GT department, coordinating the product development, powertrains and vehicle departments of both Ferrari and Maserati with respect to the market positioning of the two brands. In the 1990s, as a technical senior vice president, Mr. Felisa oversaw the planning, coordination and management of the entire technical department, including defining new business model plans, supervising the development of both innovation and products and managing the product development teams, including ensuring employee growth. Prior to joining Ferrari, he was a product development team leader at Alfa Romeo S.p.A. Mr. Felisa holds a degree in mechanical engineering from the Milan Politecnico.

Born in 1946, Italian citizenship.

Piero Ferrari (non-executive director) - Mr. Piero Ferrari is Vice Chairman of Ferrari and has been Vice Chairman of Ferrari S.p.A. since 1988. He also serves as Chairman of HPE-COXA, is a board member and Vice President of CRN Ancona (Ferretti Group) and Board Member of Modena University. He was President of Piaggio Aero Industries S.p.A. from 1998 to 2014 and served as Chairman of the Italian Motor Sport Commission (CSAI) from 1998 to 2001 and BA SERVICE from 2000 to 2015. He was also a board member and Vice President of Banca Popolare dell’Emilia Romagna in Modena from 2002 to 2011 and from 2001 to 2014 respectively. The son of Ferrari’s founder Enzo Ferrari, Mr. Piero Ferrari covered a variety of management positions in the motor sport division of Ferrari from 1970 to 1988 with increasing responsibilities. His first position with Ferrari dates back to 1965 working on the production of the Dino 206 Competizione racing car. Mr. Piero Ferrari received an honorary degree in Aerospace Engineering from the University of Naples Federico II in 2004 and an Honorary Degree in Mechanical Engineering from the University of Modena and Reggio Emilia in 2005. In 2004, Mr. Piero Ferrari was awarded the title of Cavaliere del Lavoro.

Born in 1945, Italian citizenship.

Louis C. Camilleri (non-executive director) - Mr. Camilleri is Senior Non-Executive Director and chairman of the board of directors of Ferrari. Mr. Camilleri currently serves as Chairman of the Board of Philip Morris International Inc. (“PMI”). From March 2008 to May 2013, he served as Chairman and Chief Executive Officer of PMI. From April 2002 and August 2002 until March 2008, he was Chief Executive Officer and Chairman of Altria Group, Inc., respectively. From November 1996 to April 2002, he served as Senior Vice President and Chief Financial Officer of Altria Group, Inc. He had been employed continuously by Altria Group, Inc. and its subsidiaries (including PMI) in various capacities since 1978. Mr. Camilleri was appointed to the Board of Directors of América Móvil, S.A.B. de C.V. in April 2011, and previously served on the Board of Telmex International SAB from December 2009. Mr. Camilleri was a director of Kraft Foods Inc. (“Kraft”) from March 2001 to December 2007 and was Kraft’s Chairman from September 2002 to March 2007. Mr. Camilleri received a degree in Economics and Business Administration from HEC Lausanne, the Faculty of Business & Economics of the University of Lausanne (Switzerland).

Born in 1955, American citizenship.

Eddy Cue (non-executive director) - Mr. Cue currently serves as Apple Inc.’s Senior Vice President of Internet Software and Services. He joined Apple in 1989 and oversees Apple’s industry-leading content stores including the iTunes Store, the App Store and the iBooks Store, as well as Apple Pay, Siri, Maps, iAd, the iCloud services, and Apple’s productivity and creativity apps. Mr. Cue earned a bachelor’s degree in Computer Science and Economics from Duke University. He was recognized by renowned cancer research center City of Hope with their 2014 Spirit of Life Award, honoring an individual whose work has fundamentally impacted the music, film and entertainment industry.

Born in 1964, American citizenship.

Giuseppina Capaldo (non-executive director) - Ms. Capaldo is Full Professor of Private Law, at “La Sapienza” University of Rome. She is an independent member of the Board of Directors of Salini Impregilo S.p.A. (2012-present) and Credito Fondiario S.p.A. (2014-present). She was an independent member of the Board of Directors of Exor S.p.A. from 2012 to 2015. She was a member of the Board of Directors of Ariscom S.p.A. (an Italian insurance company) from 2012-2015 and A.D.I.R.-Assicurazioni di Roma (2006-2010). She collaborated with the Macchi di Cellere Gangemi law firm in the Banking and Finance, Corporate and M&A sectors (2004-2007). She has been Deputy Rector for Resource Planning and Assets (since 2014) at La Sapienza University; Director of LLM “Financial Markets Law” (since 2009). Previously, she served as Deputy Rector for Strategic Planning (2008-2014); Head of Department of “Law and Business” (2007-2013); and (2007-2011) Director of PhD “Contract Law and Business”. Ms. Capaldo has a degree in Economics and a degree in Law from “La Sapienza” University of Rome, has been a licensed certified public accountant since 1992 and is listed in the Register of Independent Auditors (since 1999). In addition, Ms. Capaldo has been qualified to practice law in Italy since 2003. She authored several publications in the areas of contract law, insurance law, financial law and market legal theory.

Born in 1969, Italian citizenship.

Sergio Duca (non-executive director) - Mr. Duca has been the Chairman of the Board of Statutory Auditors of Enel S.p.A. since April 2010. He also serves as Chairman of the Board of Directors of Orizzonte SGR S.p.A., chairman of the board of auditors of the Silvio Tronchetti Provera Foundation, the Compagnia San Paolo and ISPI (Institute for the Study of International Politics), as well as a member of the board of auditors of Intesa San Paolo Foundation Onlus. Mr. Duca has previously served as Chairman of the Board of Statutory Auditors of Exor S.p.A., Chairman of the Board of Statutory Auditors of GTech S.p.A. (former Lottomatica), Chairman of the Board of Statutory Auditors of Tosetti Value SIM, an independent director of Sella Gestione SGR and as a member of the Board of directors and Chairman of the Audit Committee of Autostrada Torino Milano S.p.A.. From 1997 until July 2007, Mr. Duca was the Chairman of PricewaterhouseCoopers S.p.A. In addition, he has previously served as member of the Edison Foundation’s advisory board and the University Bocconi in Milan’s development committee, as well as Chairman of the Bocconi’s Alumni Association’s board of auditors and a member of the board of auditors of the ANDAF (Italian Association of Chief Financial Officers). As a certified chartered accountant and auditor, he acquired broad experience through the PricewaterhouseCoopers network as the external auditor of a number of significant Italian listed companies. Mr. Duca graduated with honors in Economics and Business from University Bocconi in Milan.

Born in 1947, Italian citizenship.

Elena Zambon (non-executive director) - Ms. Zambon is President of Zambon S.p.A., a multinational pharmaceutical company founded in Vicenza in 1906, Vice President of ZaCh - Zambon Chemicals and member of the Board of Zambon Company S.p.A., holding company of the group. Ms. Zambon is the founder of Secofind, the multi-family office of the Zambon family and President of the Foundation Zoé, Zambón Open Education. Ms. Zambon is a member of the Board of Unicredit and of Fondo Strategico Italiano, the Italian Sovereign Fund, as well as a member of the Board of IIT- Istituto Italiano di Tecnologia (Italian Institute of Technology). Furthermore, Ms. Zambon is President of AidAF, the Italian Association of Family Businesses, and Vice President of Aspen Institute Italia. In June 2014 she was nominated “Cavaliere del Lavoro” by the President of the Italian Republic and has received the award “Imprenditore Olivettiano 2010” (Olivetti entrepreneur) and “Marisa Belisario 2010”, annually assigned to women who have distinguished themselves in the business world. From 1989 to 1994, Ms. Zambon worked for Citibank. Ms. Zambon was born in Vicenza in 1964, and received a bachelor degree in Business Administration at the University “Bocconi” in Milan.

Born in 1964, Italian citizenship.

Composition of the Board of Directors

Two of our current eight directors are female and, therefore, female board members are less than the 30% of the total. Nonetheless, we believe that our board of directors has the diversity of experience, expertise and backgrounds, and the appropriate independence and judgment, that in our opinion will allow our board of directors to fulfill its responsibilities and execute its duties appropriately. In connection with our annual shareholders meeting, which will be our first such meeting as a listed company, our board will consider the steps to take in order to maintain appropriate balance of experience, knowledge and background among our directors.

Board Regulations

Effective as of October 21, 2015 for Ferrari N.V.’s predecessor and effective as of January 3, 2016 for Ferrari N.V., the Board of Directors adopted its regulations. Such regulations deal with matters that concern the Board of Directors and its committees internally.

The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real time discussion of the items on the agenda.

The Board of Directors can only adopt valid resolutions when the majority of the Directors in office shall be present at the meeting or be represented thereat.

A Director may only be represented by another Director authorized in writing. A Director may not act as a proxy for more than one other Director.

All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.

The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object in writing to the resolution being adopted in this way prior to the adoption of the resolution.

The regulations are available on the Company’s website.

The Audit Committee

The Audit Committee is responsible for assisting and advising the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s applications of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and independent auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal auditors and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program.

The Audit Committee currently consists of Mr. Duca (Chairperson), Ms. Capaldo and Ms. Zambon, each of whom are independent within the meaning of the Dutch Corporate Governance Code. The Audit Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission and best practice provision III.5.7 of the Dutch Corporate Governance Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors. Unless decided otherwise by the Audit Committee, the independent auditors of the Company attend its meetings while the Chief Executive Officer and Chief Financial Officer are free to attend the meetings.

From October 21, 2015 to the year-end the Audit Committee met three times and the average attendance rate was 88.9% . At these meetings several matters were discussed, including the audit committee role and responsibilities, the Company’s financial control and risk framework, risk assessment, internal control over financial reporting pursuant to the applicable rules, and a financial overview of operating results.

The Compensation Committee

The Compensation Committee is responsible for, among other things, assisting and advising the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and approving the remuneration structure for the executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.

The Compensation Committee currently consists of Ms. Capaldo (Chairperson), Mr. Camilleri and Ms. Zambon. The Compensation Committee is elected by the Board of Directors and is comprised of at least three non-executive directors. Unless decided otherwise by the Compensation Committee, the Head of Human Resources of the Company attends its meetings.

From October 21, 2015 to the year-end the Compensation Committee never met. The Compensation Committee will meet in the course of 2016.

The Governance and Sustainability Committee

The Governance and Sustainability Committee is responsible for, among other things, assisting and advising the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors, (ii) periodical assessment of the size and composition of the Board of Directors, (iii) periodical assessment of the functioning of individual Directors and reporting on this to the Board of Directors, (iv) proposals for appointment of executive and non-executive Directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual Sustainability Report.

The Governance and Sustainability Committee currently consists of Mr. Marchionne (Chairperson), Mr. Cue and Mr. Duca. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent, and at most one of the members may be an executive Director.

From October 21, 2015 to the year-end the Governance and Sustainability Committee never met. The Governance and Sustainability Committee will meet in the course of 2016.

In addition, as described above, the charters of the Audit Committee, Compensation Committee and Governance and Sustainability Committee set forth independence requirements for their members for purposes of the Dutch Corporate Governance Code. Audit Committee members are also required to qualify as independent for purposes of NYSE rules and Rule 10A-3 of the Exchange Act.

Amount and Composition of the remuneration of the Board of Directors

Details of the remuneration of the Board of Directors and its committees are set forth under the Section Remuneration of Directors.

Indemnification of Directors

The Company shall indemnify any and all of its directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, who were or are made a party or are threatened to be made a party to or are involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

Conflict of Interest

A Director shall not participate in discussions and decision making of the Board of Directors with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”).

In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual Director in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual Director be excused from participation in the decision making process with respect to such matter even though such Director may not have an actual Conflict of Interest.

At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision III.2.2. of the Dutch Corporate Governance Code, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently Exor S.p.A. (“Exor”) would be considered a significant shareholder.

The Directors shall inform the Board of Directors through the Senior Non-executive Director or the Secretary of the Board of Directors as to all material information regarding any circumstances or relationships that may impact their characterization as “independent,” or impact the assessment of their interests, including by responding promptly to the annual D&O questionnaires circulated by or on behalf of the Secretary that are designed to elicit relevant information regarding business and other relationships.

Based on each Director’s assessment described above, the Board of Directors shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive, absent a change in circumstances from those disclosed to the Board of Directors, that necessitates a change in such determination.

Mr. Marchionne is a director, and Mr. Camilleri is chairman of the board of directors of Philip Morris International Inc. (“PMI”). PMI has been Scuderia Ferrari’s official sponsor for over forty years and continues to sponsor our Formula 1 activities. See “Overview of our Business- Formula 1 Activities” and Note 27 “Related Party Transactions” to our Consolidated Financial Statements. Mr. Marchionne is also Chief Executive Officer of Fiat Chrysler Automobiles N.V. and a director of Exor, our and FCA’s largest shareholder. FCA, Exor and a number of companies in the FCA and Exor groups are related parties to Ferrari, see “Risk Factors- We may have potential conflicts of interest with FCA and Exor and its related companies” and Note 27 to our Consolidated Financial Statements. Finally, Mr. Ferrari controls COXA S.p.A, from which Ferrari purchases components for Formula 1 racing cars, and HPE S.r.l., which provides consultancy services to Ferrari, see Note 27 to our Consolidated Financial Statements.

Loyalty Voting Structure

As a result of the Separation, Piero Ferrari and any holders of special voting shares in FCA immediately prior to completion of the Separation, including Exor, received special voting shares with a nominal value of one Euro cent (€0.01) per share in the surviving company, i.e. Ferrari N.V. See “Overview—The Separation”

Subject to meeting certain conditions, Ferrari common shares can be registered in Ferrari loyalty register (the “Loyalty Register”) and all such common shares may qualify as qualifying common shares (“Qualifying Common Shares”). The holder of Qualifying Common Shares is entitled to receive without consideration one special voting share in respect of each such Qualifying Common Share. Pursuant to the Terms and Conditions, and for so long as the Company’s common shares remain in the Loyalty Register, such Company common shares shall not be sold, disposed of, transferred, except in very limited circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers (defined in the Terms and Conditions as “Loyalty Transferee”), but a shareholder may create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Company common shares, provided that the voting rights in respect of such Company common shares and any corresponding special voting shares remain with such shareholder at all times. Company’s shareholders who want to directly or indirectly sell, dispose of, trade or transfer such Company common shares or otherwise grant any right or interest therein, or create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Company common shares with a potential transfer of voting rights relating to such encumbrances will need to submit a de-registration request as referred to in the Terms and Conditions, in order to transfer the relevant Company common shares to the regular trading system (the “Regular Trading System”) except that a Company shareholder may transfer Company common shares included in the Loyalty Register to a Loyalty Transferee (as defined in the Terms and Conditions) of such Company shareholder without transferring such shares from the Loyalty Register to the Regular Trading System.

Company’s shareholders who seek to qualify to receive special voting shares can also request to have their Company common shares registered in the Loyalty Register. Upon registration in the Loyalty Register such shares will be eligible to be treated as Qualifying Common Shares, provided they meet certain conditions.

Notwithstanding the fact that Article 13 of the Company Articles of Association permits the Board of Directors of the Company to approve transfers of special voting shares, the special voting shares cannot be traded and are transferable only in very limited circumstances (i.e., to a Loyalty Transferee described above, or to the Company for no consideration (om niet)).

Pursuant to Article 23 of the Company Articles of Association, the Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall be issued and paid up against this special capital reserve.

The special voting shares have immaterial economic entitlements. Such economic entitlements are designed to comply with Dutch law but are immaterial for investors. The special voting shares carry the same voting rights as Company common shares.

Section 10 of the Terms and Conditions include liquidated damages provisions intended to deter any attempt by holders to circumvent the terms of the special voting shares. Such liquidated damages provisions may be enforced by the Company by means of a legal action brought by the Company before competent courts of Amsterdam, the Netherlands. In particular, a violation of the provisions of the Terms and Conditions concerning the transfer of special voting shares, Electing Common Shares (common shares registered in the Loyalty Register for the purpose of becoming Qualifying Common Shares in accordance with the Company Articles of Association) and Qualifying Common Shares may lead to the imposition of liquidated damages. Because we expect the restrictions on transfers of the special voting shares to be effective in practice we do not expect the liquidated damages provisions to be used.

Pursuant to Section 12 of the Terms and Conditions, any amendment to the Terms and Conditions (other than merely technical, non-material amendments and unless such amendment is required to ensure compliance with applicable law or regulations or the listing rules of any securities exchange on which the Company’s common shares are listed) may only be made with the approval of the general meeting of shareholders of the Company.

At any time, a holder of Qualifying Common Shares or Electing Common Shares may request the de-registration of such shares from the Loyalty Register to enable free trading thereof in the Regular Trading System. Upon the de-registration from the Loyalty Register, such shares will cease to be Electing Common Shares or Qualifying Common Shares as the case may be and will be freely tradable and voting rights attached to the corresponding special voting shares will be suspended with immediate effect and such special voting shares shall be transferred to the Company for no consideration (om niet).

A shareholder who is a holder of Qualifying Common Shares or Electing Common Shares must promptly notify the Agent and the Company upon the occurrence of a “change of control” as defined in the Company Articles of Association, as described below. The change of control will trigger the de-registration of the relevant Electing Common Shares or Qualifying Common Shares or the relevant Company common shares in the Loyalty Register. The voting rights attached to the special voting shares issued and allocated in respect of the relevant Qualified Common Shares will be suspended upon a direct or indirect change of control in respect of the relevant holder of such Qualifying Common Shares that are registered in the Loyalty Register.

For the purposes of this section a “change of control” shall mean, in respect of any Company shareholder that is not an individual (natuurlijk persoon), any direct or indirect transfer in one or a series of related transactions as a result of which (i) a majority of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of shareholders of such shareholder and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority or more of the voting rights at meetings of the board of directors, governing body or executive committee of such shareholder has been transferred to a new owner, provided that no change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intra-group transfer under the same parent company, (b) the transfer of ownership and /or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (c) the fair market value of the Qualifying Common Shares held by such shareholder represents less than twenty percent (20 percent) of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of the company, are not otherwise material to the Transferred Group or the change of control transaction. “Transferred Group” shall mean the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of the definition of change of control.

If the Company is dissolved and liquidated, whatever remains of the Company’s equity after all its debts have been discharged shall first be applied to distribute the aggregate balance of share premium reserves and other reserves (other than the special dividend reserve), to holders of Company common shares in proportion to the aggregate nominal value of the Company’s common shares held by each holder; secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the Company’s common shares will be distributed to the holders of Company common shares in proportion to the aggregate nominal value of Company common shares held by each of them; thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; fourthly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and, lastly, any balance remaining will be distributed to the holders of Company common shares in proportion to the aggregate nominal value of Company common shares held by each of them.

Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers

In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:

a.	For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 14 to the Company financial statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of Shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “Corporate Governance”. After the Separation, the issued share capital of the Company consisted of 193,923,499 common shares, and 56,497,618 special voting shares.

b.	The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 13 for transfer restrictions for special voting shares.

c.	For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Major Shareholders” of this Annual Report. There you will find a list of Shareholders who are known to the Company to have holdings of 3% or more at the stated date.

d.	No special control rights or other rights accrue to shares in the capital of the Company.

e.	A mechanism for verifying compliance with a scheme allowing employees to subscribe for or to acquire shares in the capital of the company or a subsidiary if the employees do not arrange for such verification directly is not applicable to the Company.

f.	No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association allow the Company to cooperate in the issuance of registered depositary receipts for common shares, but only pursuant to a resolution to that effect of the Board of Directors. The Company is not aware of any depository receipts having been issued for shares in its capital.

g.	The Company is not aware of the existence of any agreements with Shareholders which may result in restrictions on the transfer of shares or limitation of voting rights except for the Shareholders’ Agreement, dated December 23, 2015 between Exor S.p.A. and Piero Ferrari, which became effective upon the completion of the Separation on January 3, 2016 (the “Shareholders Agreement”). The Shareholders Agreement includes certain preemption rights of Exor in the event of a proposed transfer of common shares by Piero Ferrari, and certain rights of first offer of Piero Ferrari in the event of a proposed transfer of common shares by Exor, in each case subject to the exceptions set forth in the Shareholders Agreement. The Shareholders Agreement will remain in force until the fifth anniversary of the Separation provided that if neither of the parties to the Shareholders Agreement terminates the Shareholders Agreement within six months before the end of the initial term, then the Shareholders Agreement shall be renewed automatically for another five year term.

h.

The rules governing the appointment and dismissal of members of the Board of Directors are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of Shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of Shareholders has the power to suspend or dismiss any member of the Board of Directors at any time. The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of Shareholders which can only be passed pursuant to a prior proposal of the Board of Directors.

i.	The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period of five (5) years from January 2, 2016, the Board of Directors has been irrevocably authorized to issue shares up to the maximum aggregate amount of shares as provided for in the Company’s authorized share capital as set out in Article 4.1 of the Articles of Association, as amended from time to time. The Board of Directors has also been designated for the same period as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above. In the event of an issuance of special voting shares, shareholders have no right of pre-emptions. The Company has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 8 of the Articles of Association.

j.	The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht), provided that certain of the loan agreements entered into by the Company contain clauses that, as is customary for financing agreements of similar type, may require early repayment or termination in the event of a change of control of the Company.

k.	The Company did not enter into any agreement of the company with a director or employee providing for a payment / distribution upon termination of employment as a result of a public offer within the meaning of article 5:70 of the Dutch Financial Supervision Acts.

General Meeting of Shareholders

At least one general meeting of shareholders shall be held every year, which meeting shall be held within six months after the close of the financial year.

Furthermore, general meetings of shareholders shall be held in the case referred to in Section 2:108a of the Dutch Civil Code as often as the Board of Directors, the Chairman or the Chief Executive Officer deems it necessary to hold them or as otherwise required by Dutch law, without prejudice to what has been provided in the next paragraph hereof.

Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the Board of Directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.

General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and shall be called by the Board of Directors, the Chairman or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second day prior to the day of the meeting.

All convocations of general meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the Company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of Dutch law or the Articles of Association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the Company’s corporate website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.

Convocations of general meetings of shareholders may be sent to Shareholders through the use of an electronic means of communication to the address provided by such Shareholders to the Company for this purpose.

The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.

An item proposed in writing by such number of Shareholders who, by Dutch law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth day before the day of the meeting.

The agenda of the annual general meeting shall contain, inter alia, the following items:

a) adoption of the annual accounts;

b) the implementation of the remuneration policy;

c) the policy of the Company on additions to reserves and on dividends, if any;

d) granting of discharge to the Directors in respect of the performance of their duties in the relevant financial year;

e) the appointment of Directors;

f) if applicable, the proposal to pay a dividend;

g) if applicable, discussion of any substantial change in the corporate governance structure of the Company; and

h) any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch law.

The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must give reasons.

When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 19 and Article 20 of the Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

The general meeting of shareholders shall be presided over by the Chairman or, in his absence, by the person chosen by the Board of Directors to act as chairman for such meeting.

One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.

The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary.

As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the Board of Directors on the day mentioned in the convening notice.

Shareholders and those permitted by Dutch law to attend the general meetings of the shareholders may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

The Company is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each general meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

Prior to being allowed admittance to a meeting, a shareholder and each person entitled to attend the meeting, or its attorney, shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder and other person attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder or another person entitled to attend the meeting, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

The chairman of the meeting may determine the time for which shareholders and others entitled to attend the general meeting of shareholders may speak if he considers this desirable with a view to the orderly conduct of the meeting as well as other procedures that the chairman considers desirable for the efficient and orderly conduct of the business of the meeting.

Every share (whether common or special voting) shall confer the right to cast one vote.

Shares in respect of which Dutch law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented.

All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein. Blank votes shall not be counted as votes cast.

All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

Voting by acclamation shall be permitted if none of the Shareholders present or represented objects.

No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Pledgees and usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the right of pledge or usufruct was created before the shares were owned by the Company or a subsidiary. Neither the Company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.

Without prejudice to the Articles of Association, the Company shall determine for each resolution passed:

a)	the number of shares on which valid votes have been cast;

b)	the percentage that the number of shares as referred to under a. represents in the issued share capital;

c)	the aggregate number of votes validly cast; and

d)	the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

Issuance of shares

The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares and rights to subscribe for shares. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares and rights to subscribe for shares.

For a period of five years from January 2, 2016 the Board of Directors has been irrevocably authorized to issue shares and rights to subscribe for shares up to the maximum aggregate amount of shares as provided for in the company’s authorized share capital as set out in Article 4.1 of the Articles of Association, as amended from time to time.

The general meeting of shareholders or the Board of Directors if so designated in accordance with the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in Dutch law and the Articles of Association.

If the Board of Directors is designated to have authority to decide on the issuance of shares or rights to subscribe for shares, such designation shall specify the class of shares and the maximum number of shares or rights to subscribe for shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.

The Board of Directors has also been designated as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above.

In the event of an issuance of common shares every holder of common shares shall have a right of pre-emption with regard to the common shares or rights to subscribe for common shares to be issued in proportion to the aggregate nominal value of his common shares, provided however that no such right of pre-emption shall exist in respect of shares or rights to subscribe for common shares to be issued to employees of the Company or of a group company pursuant to any option plan of the Company.

A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

In the event of an issuance of special voting shares to qualifying shareholders, shareholders shall not have any right of pre-emption.

The general meeting of shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares or rights to subscribe for shares in which manner the shares shall be issued and, to the extent that rights of pre-emption apply, within what period those rights may be exercised.

Corporate offices

The Company is incorporated under the laws of the Netherlands. It has its corporate seat in Amsterdam, the Netherlands, and the place of effective management of the Company is Via Abetone Inferiore n. 4 I-41053 Maranello (MO) Italy.

The business address of the Board of Directors and the senior managers is Via Abetone Inferiore n. 4 I-41053 Maranello (MO) Italy.

The Company is registered at the Dutch trade register under number 64060977.

Internal Control System

The Group has in place an internal control system (the “System”), based on the model provided by the COSO Framework (Committee of Sponsoring Organizations of the Treadway Commission Report - Enterprise Risk Management model) and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which the Company is exposed. The System is integrated within the organizational and corporate governance framework adopted by the Company and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information and compliance with laws, regulations, the Articles of Association and internal procedures.

The System, which has been developed on the basis of international best practices, consists of the following three levels of control:

•	Level 1: operating areas, which identify and assess risk and establish specific actions for management of such risk;

•	Level 2: departments responsible for risk control, which define methodologies and instruments for managing risk and monitoring such risk;

•	Level 3: internal audit, which conducts independent evaluations of the System in its entirety.

Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting

The Company has in place a system of risk management and internal control over financial reporting based on the model provided in the COSO Framework, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives.

In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. Risk management is an integral part of the internal control system. A periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the COSO Framework (control environment, risk assessment, control activities, information and communication, and monitoring) in achieving those objectives.

The Company has a system of administrative and accounting procedures in place that ensure a high degree of reliability in the system of internal control over financial reporting.

The approach adopted by the Company for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:

•	identification and evaluation of the source and probability of material errors in elements of financial reporting;

•	assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting; and

•	verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.

Identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities, which could potentially generate significant errors. Under the methodology adopted by the Company, risks and related controls are associated with the accounting and business processes upon which accounting information is based.

Significant risks identified through the assessment process require definition and evaluation of key controls that address those risks, thereby mitigating the possibility that financial reporting will contain any material misstatements.

In accordance with international best practices, the Group has two principal types of control in place:

•	controls that operate at Group or subsidiary level, such as delegation of authorities and responsibilities, separation of duties, and assignment of access rights for IT systems; and

•	controls that operate at process level, such as authorizations, reconciliations, verification of consistencies, etc. This category includes controls for operating processes, controls for closing processes and cross-sector controls carried out by captive service providers. These controls can be preventive (i.e., designed to prevent errors or fraud that could result in misstatements in financial reporting) or detective (i.e., designed to reveal errors or fraud that have already occurred). They may also be defined as manual or automatic, such as application-based controls relating to the technical characteristics and configuration of IT systems supporting business activities.

An assessment of the design and operating effectiveness of key controls is carried out through tests performed by internal audit functions, both at group and subsidiary level, using sampling techniques recognized as best practices internationally. Internal Audit also conducts a qualitative review of the tests performed by subsidiary companies.

The assessment of the controls may require the definition of compensating controls and plans for remediation and improvement. The results of monitoring are subject to periodic review by the manager responsible for of the Company’s financial reporting and communicated by him to senior management and to the Audit Committee (which in turn reports to the Board of Directors).

Code of Conduct

The Company has not yet adopted a standalone Code of Conduct. Until a standalone Code of Conduct is adopted, the Company and its subsidiaries adhere to the Code of Conduct adopted by FCA and applicable to FCA and its subsidiaries as established by the Board of Directors of the Company on December 31, 2015.

The Code of Conduct represents a set of values recognized, adhered to and promoted by the Company which understands that conduct based on the principles of diligence, integrity and fairness is an important driver of social and economic development.

The Code of Conduct is a pillar of the governance system which regulates the decision-making processes and operating approach of the Company and its employees in the interests of stakeholders. The Code of Conduct amplifies aspects of conduct related to the economic, social and environmental dimensions, underscoring the importance of dialog with stakeholders. Explicit reference is made to the UN’s Universal Declaration on Human Rights, the principal Conventions of the International Labor Organization (ILO), the OECD Guidelines for Multinational Enterprises and the U.S. Foreign Corrupt Practices Act (FCPA). The Code of Conduct was amended to include specific guidelines relating to: the Environment, Health and Safety, Business Ethics and Anti-corruption, Suppliers, Human Resource Management, Respect of Human Rights, Conflicts of Interest, Community Investment, Data Privacy, Use of IT and Communications Equipment, Antitrust and Export Controls

The Code of Conduct applies to the directors and all employees of the Company and its subsidiaries and other individuals or companies that act in the name and on behalf of the Company or its subsidiaries.

The Company promotes adoption of the Code of Conduct as a best practice standard of business conduct by partners, suppliers, consultants, agents, dealers and others with whom it has a long-term relationship. In fact, the Company contracts worldwide include specific clauses relating to recognition and adherence to the principles underlying the Code of Conduct and related guidelines, as well as compliance with local regulations, particularly those related to corruption, money-laundering, terrorism and other crimes constituting liability for legal persons.

The Code of Conduct is available on the Governance section of the Company’s website www.ferrari.com.

Insider Trading Policy

Effective as of October 21, 2015 with regard to Ferrari N.V.’s predecessor and effective as of January 3, 2016 with regard to Ferrari N.V., the Company’s Board of Directors adopted an insider trading policy setting forth guidelines and recommendations to all Directors, officers and employees of the Group with respect to transactions in the Company’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s for integrity and ethical conduct.

Compliance with Dutch Corporate Governance Code

The Company endorses the principles and best practice provisions of the Dutch Corporate Governance Code, except for the following best practice provisions which are explained below:

•	Best practice provision III.1.1 of the Dutch Corporate Governance Code: The division of duties within the supervisory board and the procedure of the supervisory board shall be laid down in terms of reference. The supervisory board’s terms of reference shall include a paragraph dealing with its relations with the management board, the general meeting and the central works council or works council. The terms of reference shall be posted on the company’s website.

The Board Regulations do not contain any provisions dealing with the relations of the board of directors with the general meeting and the works council as referred to in paragraph III.1.1 of the Code. The reason the Board Regulations do not contain a paragraph in respect of the latter is that Ferrari has no works council. As regards the relations with the general meeting, Ferrari feels this is sufficiently addressed in its Articles of Association.

•	Best practice provision III.2.1 of the Dutch Corporate Governance Code: All supervisory board members, with the exception of not more than one person, shall be independent within the meaning of best practice provision III.2.2.

Each of Mr Camilleri and Mr Ferrari are deemed non-independent non-executive directors within the meaning of best practice provision III.2.2 of the Dutch Corporate Governance Code. In light of the knowledge of the Company’s business and the contributions made by Mr. Piero Ferrari, the son of Ferrari’s founder Enzo, to Ferrari, the Company believes it is appropriate for Mr. Ferrari to participate in the Company’s board in addition to Mr. Camilleri and therefore does not apply this provision of the Dutch Corporate Governance Code.

•	Best practice provision III.3.6 of the Dutch Corporate Governance Code: The supervisory board shall draw up a retirement schedule in order to avoid, as far as possible, a situation in which many supervisory board members retire at the same time. The retirement schedule shall be made generally available and shall be posted on the company’s website.

The Articles of Association provide for a term of office of member of the Board of Directors for a period of approximately one year after appointment, such period expiring on the day the first annual General Meeting is held in the following calendar year at the end of the relevant meeting. Short terms of office for board members are customary for companies listed in the U.S. In light of this term of office, Ferrari does not have a retirement schedule in place.

•	Best practice provision III.5.1 of the Dutch Corporate Governance Code: The supervisory board shall draw up terms of reference for each committee. The terms of reference shall indicate the role and responsibility of the committee concerned, its composition and the manner in which it discharges its duties. The terms of reference may provide that a maximum of one member of each committee may not be independent within the meaning of best practice provision III.2.2. The terms of reference and the composition of the committees shall be posted on the company’s website.

Ferrari’s Governance and Sustainability Committee currently has only one non-independent member as required by paragraph III.5.1. of the Dutch Corporate Governance Code and although the committee charter allows for the Governance and Sustainability Committee to have no more than two non-independent members, at the moment Ferrari does not intend to make use of this possibility.

•	Best practice provision III.7.1 of the Dutch Corporate Governance Code: A supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.

The Dutch Corporate Governance Code provisions primarily refer to companies with a two-tier board structure (consisting of a management board and a separate supervisory board), while Ferrari has implemented a one-tier board. The best practices reflected in the Dutch Corporate Governance Code for supervisory board members apply by analogy to non-executive directors. Unlike supervisory board members of companies with a two-tier board to which provision III.7.1 of the Dutch Corporate Governance Code applies, non-executive directors of Ferrari also have certain management tasks. In view hereof, non-executive directors have the opportunity to elect whether (part of) their annual retainer fee will be made in Common Shares.

•	Best practice provision III.8.3 of the Dutch Corporate Governance Code: The management board shall apply chapter III.5 of the Dutch Corporate Governance Code. The committees referred to in chapter III.5 (i.e. Audit, remuneration, and selection and appointment committee) shall consist only of non-executive management board members.

Mr. Marchionne, being an executive director of the board of directors, is a member of Ferrari’s governance and sustainability committee. The position of Mr. Marchionne as executive director in this committee inter alia follows from the duties of Ferrari’s Governance and Sustainability Committee, which are more extensive than the duties of a selection and appointment committee to which paragraph III.8.3 of the Dutch Corporate Governance Code applies and include duties that warrant participation of an executive director.

IN CONTROL STATEMENT

Internal Control System

The Board of Directors is responsible for designing, implementing and maintaining internal controls, including proper accounting records and other management information suitable for running the business.

The principal characteristics of the Internal Control System and Internal Control over Financial Reporting adopted by the Company are described in the specific paragraph mentioned above.

Based on the assessment performed and to the best of its knowledge and belief, the Board of Directors states that the internal risk management and control systems provide a reasonable assurance that the financial reporting does not contain any errors of material importance and have worked adequately in 2015.

February 25, 2016

Sergio Marchionne

Chairman

Amedeo Felisa

Chief Executive Officer

RESPONSIBILITIES IN RESPECT TO THE ANNUAL REPORT

The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Company Financial Statements and Board Report, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (IFRS).

In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Consolidated and Company Financial Statements prepared in accordance with IFRS as adopted by the European Union provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of the Company and its subsidiaries and that the Board Report provides a true and a fair review of the performance of the business during the financial year and the position at balance sheet date of the Company and its subsidiaries, together with a description of the principal risks and uncertainties that the Company and the Group face.

February 25, 2016

Board of Directors

Sergio Marchionne

Piero Ferrari

Amedeo Felisa

Louis C. Camilleri

Eddy Cue

Sergio Duca

Giuseppina Capaldo

Elena Zambon

Sustainability Disclosure

Sustainability

Ferrari is fully committed to promoting an environment and a culture of sustainability that will promote the long-term well-being of its people, its clients and its stakeholders. In particular, Ferrari focuses on the environmental and the social impacts of its production facilities through (i) focus on energy efficiency and the promotion of alternative energy sources, (ii) the design of eco-friendly facilities, and (iii) the development of vehicles with reduced emissions levels. Through years of designing and producing the world’s most recognizable luxury performance sports cars, Ferrari knows that the best individual and team performances are achieved when its people are in the right environment and with the right resources. Ferrari offers a variety of benefits to its employees and their families, which focus on creating a first-class working environment with the safety and welfare of its people firmly in mind.

Environmental Factors

Energy efficiency and promotion of alternative energy sources

Ferrari is committed to minimizing the impact of its activities on the environment, particularly in relation to energy consumption and production facilities. In 2001 and 2010, Ferrari was awarded the ISO 14001 certification in relation to its environmental management system.

Renewable energy is a top priority for Ferrari. In 2008, Ferrari installed its first solar panels and from 2009, it began producing electricity and hot and cold water using natural gas at the “trigeneration plant”, which at the time was the biggest energy producing plant in Italy. In 2011, a second solar panel plant was installed and, as a result of these initiatives, Ferrari is now completely independent in terms of energy production. The generation of electricity from the new plants resulted in a 42% decrease in CO2 emissions and a 66% decrease in particulate matter (PM) in 2011 compared to 2009 levels. From 2011 Ferrari has been able to fully comply with the Kyoto requirements (which require to reduction of emissions by 30% compared to 1990), significantly ahead of the 2020 deadline.

New eco-friendly facilities

All new facilities are designed and built to the highest eco-friendly standards. In 2015, Ferrari inaugurated its new Formula 1 team headquarters. The building was designed to facilitate and encourage collaboration between departments in a functional and comfortable environment. The building is designed to maximize the availability of natural light and similar to many of its other facilities, benefits from many internal and external green areas.

The new building has lower power consumption levels than a Class A-ranked building under Italian energy efficiency standards (standardized consumption over a winter cycle is 3.6 KWh/m3 per year compared to 8.0 KWh/m3 per year for eligibility for Class A). The building was also designed to comply with the new net zero energy building protocols (NetZeb), meaning that the total amount of energy used by the building is approximately equal to the amount of renewable energy produced by it. In particular, the building is installed with low-temperature radiating panel climate control systems that also use hot water produced by thermal solar panels. The photovoltaic system produces more than 500 KW at peak levels and provides a significant portion of the electric power required by the lighting system and auxiliary climate control systems.

Vehicle emissions

In 2007, Ferrari set a target of achieving a 40% reduction in consumption and emissions for its cars by the end of 2012, through improvements in energy efficiency (increasing the energy produced for the same level of inputs) and in the cars as a whole (reducing car energy requirements). Following the achievement of this target, Ferrari continued its focus on researching technologies that will further reduce emissions and in early 2013, Ferrari introduced the LaFerrari, the first of its cars to use hybrid technology.

Through the introduction of innovations in areas such as turbochargers, engine downsizing, new transmission technologies, electric steering and 48V (hybrid), Ferrari continues to target further reductions in CO2 emissions and has set a target to reduce CO2 emissions by 20% in 2020 compared to 2014 on its entire product range.

The Welfare of its People

One of the key aspects in Ferrari’s approach to sustainability is the “Formula Uomo” initiative, a program which places its people at the heart of the Company, recognizing that the quality of the cars is inextricably linked to the quality of life of those who work at Ferrari.

Working environment: wellbeing and safety

Ferrari is particularly focused on the wellbeing and safety of employees in the working environment. Initiatives include:

•	Investments to increase green areas inside and outside of the Ferrari premises. In particular, the green areas at the Ferrari premises in Maranello cover a surface of 165,000 square meters, with 25,000 flowerbeds and a variety of gardens and trees, both indoors and outdoors.

•	Investments in health and safety, including on-site safety and continuous staff training programs.

•	Programs designed to highlight “near misses”, which are events that would have resulted in an accident without the effective intervention of employees.

•	Defibrillators and other essential medical supplies and equipment throughout the Ferrari premises.

Employee benefits

Ferrari offers a wide range of benefits to its employees, including but not limited to:

•	Onsite Wellness “Formula Benessere” - Aimed at providing preventative healthcare to employees and their families, including a free annual check-up, focused on overall health and fitness. Medical specialists are also available for consultation in specialist areas such as cardiology, osteopathy and dermatology, among others. In 2015, approximately 1,500 employees benefitted from this service. Children of Ferrari employees between the ages of 5 and 15 are also entitled to a free annual check-up. In 2015, approximately 600 children benefitted from this service.

•	Summer Day Camp “Formula Estate Junior” - Free day camp during the summer vacation for children aged 3 to 14 with various programs, including: sports, outdoor activities, excursions and workshops. In 2015, approximately 600 children attended the summer day camp programs.

•	Scholarships & Education - Promotes the importance of education, whereby Ferrari reimburses the cost of school textbooks, as well as textbooks for employees in continued education. Ferrari also awards scholarships to exceptional junior high, high school and university students. In 2015, Ferrari reimbursed 400 employees for their children’s textbooks and awarded 30 scholarships.

The Satisfaction of Ferrari Customers

Clients are the backbone of Ferrari’s business and Ferrari consistently strives to maximize its clients’ satisfaction by focusing on specific strategic events that promote the Ferrari experience and create sustainable, long-lasting relationships built on trust and quality. The Maranello Experience, which includes a Ferrari factory tour provided to Ferrari clients, is the core of the Ferrari client engagement strategy and offers Ferrari clients the opportunity to meet our people, explore our facilities and view our sustainability efforts in action.

Responsibility to Local Communities

Founded in Maranello in the 1940’s by Enzo Ferrari, the IPSIA Ferrari professional technical institute offers students education in the areas of specialized mechanics and engineering. As part of the program, highly skilled and specialized Ferrari mechanics provide education and training, and students have the opportunity to take on internship positions within Ferrari. Ferrari financially supports the school to ensure that the students are offered a high-quality level of education with the latest available technologies and materials. The institute is considered one of the best examples in Italy of integration between education and the industrial world.

Additionally, Ferrari is a sponsor of the Higher Institute for Mechanical Engineering, Mechatronics, Mechanics and Packaging (ITS Maker). With several sites, including in Bologna and Modena, Italy, ITS Maker offers an array of specialized programs, such as higher technician in vehicles specializing in endothermic, hybrid and electric motors. Through close collaboration with the Enzo Ferrari Engineering Department of the University of Modena and Reggio Emilia, highly trained technicians illustrate to students the newest technologies developed by Ferrari.

Sustainability for the Future

Ferrari recognizes that its past and future success are directly related to the wellbeing of its people and the promotion of environmentally friendly operations. Ferrari confirms its commitment to pioneering innovative and sustainable solutions for the future.

Risks, Risk Management and Control Systems

Considering that Ferrari has only recently become a standalone entity, the Company is in the process of establishing a formal enterprise risk management (“ERM”) process which will be in line with best practices for companies of similar size and complexity. The Board of Directors is responsible for considering the ability to control strategic, operational, compliance, financial and reporting risks crucial to achieving its identified business targets, and for the continuity of the Group. For this reason, Ferrari is developing different risk appetites to achieve different strategic objectives and is paying considerable attention at all relevant risk levels, to risk management and to internal control.

Ferrari is adopting the COSO ERM framework as the foundation of its risk management framework. The Board of Directors will review the risk management framework, assess the key risks and follow up through communications and actions among different levels and functions within Ferrari. Going forward, Ferrari will discuss its risk management framework and the Company risk assessment results with the Audit Committee and the Board of Directors.

Risk Appetite

The risk appetite of Ferrari, (i.e. the level of risk that Ferrari is willing to accept to achieve its objectives), is in the process of being defined by the Board of Directors based on the parameters identified below and will be applied to our strategy, Code of Conduct, company values and policies. Ferrari does not rank by importance the individual risks identified in this section because it believes such ranking would be an arbitrary exercise as all risks mentioned have relevance for the Group and the business. The type of risks identified are as follows:

Risk category	Risk description	Risk appetite
Strategic risks (S)	Risks which affect or are created by Ferrari’s business strategy and could affect Ferrari’s long-term positioning and performance.	Low - moderate
Operational risks (O)	Risk which affect Ferrari’s ability to execute its business plan.	Low - moderate
Compliance risks (C)	Risks of non-compliance with laws, regulations, local standards, code of conduct, internal policies and procedures.	Zero tolerance
Financial risks (F)	Risks include areas such as valuation, currency, liquidity and impairment risks.	Low
Financial reporting risks (FR)	Risks primarily relate to internal controls.	Zero tolerance

Key Risks and Risk Trends

Ferrari assesses risks according to their potential impact and the Company’s vulnerability (including the related mitigating actions). The risk impact could result in a material direct or indirect adverse effect on Ferrari’s business, operations, volumes, financial condition and performance, reputation and/or other interests. Below we identify and discuss our key Company-specific risks. The risks listed and the response plans are not exhaustive and may be adjusted from time to time. Ferrari expects that the controls which have been implemented will mitigate the risks up to the level of the risk appetite.

Brand Image (S)

The preservation and enhancement of the value of the Ferrari brand is crucial in driving demand for our cars and our revenues. The perception and recognition of the Ferrari brand are of strategic importance and depend on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our client activities, as well as our general profile, including our brand’s image of exclusivity.

The prestige, identity and appeal of the Ferrari brand also depend on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship.

Key aspects	Response plans:
• Preserving brand value	• Selective licensing of the Ferrari brand

• Success of the Formula 1 team	• Monitor and maximize residual values of Ferrari cars

• Selective franchising partners

• Dealer score card

• Ferrari Academy

• Ferrari theme parks

• Road and track events

• Highly skilled drivers and engineers

• Focus on quality and personalization

Unfavorable global economic conditions (S)

Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth, which in turn may impact client demand, particularly for luxury goods, which may negatively impact our profitability and put downward pressure on our prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease and higher taxes may be more likely to be imposed on certain luxury goods including our cars.

In general, although our sales have historically been comparatively resilient in periods of economic turmoil, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low.

Key aspects	Response plans:
• Dependency on mature economies, particularly in EMEA and the United States	• Expanding in emerging markets, diversifying and monitoring economic trends; developing growth plans in line with growth of High Net Worth Individuals and Ultra High Net Worth Individuals

• Global economic developments	• Closely monitoring all market developments and continuously reviewing the countries in which we do business and their geo-political events

• Monitoring budget and timing of capital expenditures

• Monitoring backlog orders

COMPETITION (S)

We face competition in all product categories and markets in which we operate. We compete with other international luxury performance car manufacturers which own and operate well-known brands of high-quality cars, some of which form part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than we do, particularly in light of our policy to maintain low volumes in order to preserve and enhance the exclusivity of our cars. We believe that we compete primarily on the basis of our brand image, the performance and design of our cars and our reputation for quality.

Several global luxury automotive manufacturers have increased competitive pressures for luxury cars particularly in EMEA and the United States. Considering that these are mature markets, we anticipate that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressures, reduced margins and our inability to meet our shipment targets, which could have a material adverse effect on our results of operations and financial condition.

Key aspects	Response plans:
• Margin pressure	• Financing of pre-owned to keep residual values high

• Shipments	• Focus on client relationships, including Maranello Experience, selected participation for new model launches and Ferrari clubs

• Close contact with dealers and clients programs

• Personalization services (Atelier and Tailor Made)

• Road and track events

• Limited Edition Supercars and Fuoriserie

Dependence on manufacturing facilities in Maranello and Modena and relationship with single source suppliers (O)

We assemble all of the cars that we sell and manufacture all of the engines we use in our cars and sell to Maserati at our production facility in Maranello, Italy, where we also have our corporate headquarters and Formula 1 activities. We manufacture all of our car chassis in a nearby facility in Modena, Italy.

In the event that we were unable to continue production at either of these facilities, we would need to seek alternative manufacturing arrangements which would take time and reduce our ability to produce sufficient cars to meet demand.

Our Maranello or Modena plants could become unavailable either permanently or temporarily for a number of reasons, including contamination, power shortage or labor unrest. In addition, Maranello and Modena are located in the Emilia-Romagna region of Italy which has the potential for seismic activity. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events occur, our headquarters, Formula 1 and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our cars.

Despite our business depends on a significant number of suppliers, which provide the raw materials, parts and systems we require to manufacture cars and parts and to operate our business. We source materials from a limited number of suppliers. In addition, similar to other small volume car manufacturers, most of the key components we use in our cars are purchased from single source suppliers.

Key aspects	Response plans:
• Dependence on two manufacturing facilities located in close proximity to one another • Single source suppliers for components • Dependence on limited number of suppliers for raw materials

•       Design of business continuity plan

•       Disaster recovery plan for IT systems

•       Investments in the last 15 years to reduce the effect of possible damage from earthquakes

•       Insurance coverage

•       High quality reputable suppliers assessed through the “Supplier Risk Committee”

•       Contingency plans to replace suppliers that no longer meet our standards

•       Procurement guidelines and procedures

•       Scouting and benchmarking activities

Attraction, development and retention of talents (O)

Our success depends on the ability of our senior executives and other members of management to effectively manage our business as a whole and individual areas of the business. In particular, our management team benefits from the leadership of our CEO and our Chairman.

The prestige, identity, and appeal of the Ferrari brand depend on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship, which depends on our ability to attract and retain top drivers, racing management and engineering talent.

If we are unable to attract, retain and incentivize senior executives, drivers, team managers and key employees to succeed in international competitions or devote the capital necessary to fund successful racing activities, new models and innovative technology, this may adversely affect potential clients’ enthusiasm for the Ferrari brand and their perception of our cars, which could have an adverse effect on our business, results of operations and financial condition.

Key aspects	Response plans:
• Requirement for skilled engineers • Requirement to attract and retain the best drivers • Management potential • Labor unions

•       Preparing current successful employees for future key positions

•       Improving talent development program for key resources

•       Succession plan

•       Retention plan

•       Training

•       Improving employee engagement

•       Long term incentive plan

Non-compliance with laws, regulations, local standards (including tax) and codes (C)

We are subject to comprehensive and constantly evolving laws, regulations and policies throughout the world. We expect the legal and regulatory requirements affecting our business and our costs of compliance to continue to increase significantly in scope and complexity in the future. In Europe and the United States, for example, significant governmental regulation is driven by environmental, fuel economy, vehicle safety and noise emission concerns and regulatory enforcement has become more active. Evolving regulatory requirements could significantly affect our product development plans and may limit the number and types of cars we sell and where we sell them, which may affect our revenue.

Our compliance controls, policies, and procedures may not in every instance protect us from acts committed by our employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including employment, foreign corrupt practices, environmental, competition, and other laws and regulations. In particular, our business activities may be subject to anticorruption laws, regulations or rules of other countries in which we operate. If we fail to comply with any of these regulations, it could adversely impact our operating results, financial condition and reputation.

Key aspects	Response plans:

•       Requirement to be compliant with changes in Formula 1 regulations and ability to adapt on a timely basis

•       HSE (Health, Safety and Environment)

•       Tax

•       HR

•       Legal

•       Anti-Bribery & Corruption

•       Code of Conduct

•       Export - Import

•       Continuous monitoring of changes in the Formula 1 regulations and identification of early remediation plans

•       Participation in Formula 1 Strategic Group

•       Increasing knowledge and awareness of laws, regulations, standards and codes

•       Monitoring, reviewing, reporting and adapting to relevant changes in rules and regulations

•       Strengthening IT infrastructure for standard operational procedures and guidance

•       Implement and update global HSE system

•       Risk-based reviews of operations by HSE professionals

•       Increasing internal compliance awareness and effective communication between central compliance team and managers working in the subsidiaries

•       Communicating and implementing business conduct standards internally

•       Maintaining a global whistle blower procedure

•       Developing key procedures and policies for all relevant financial and business areas

Exchange rate fluctuations, interest rate changes, credit risk and other market risks (F)

Ferrari operates in numerous markets worldwide and is exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to our cash flows from sales which are denominated in currencies different from those connected to purchases or production activities. We incur a large portion of our capital and operating expenses in Euros while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations.

The main foreign currency exchange rate to which Ferrari is exposed is the Euro/U.S. Dollar for sales in the United States and Mexico and other markets where the U.S. Dollar is the reference currency. In 2015, the value of commercial activity exposed to changes in the Euro/U.S. Dollar exchange rate accounted for about 67 percent of the total currency risk from commercial activity. It is Ferrari’s policy to use derivative financial instruments to hedge a certain percentage of the exposure, on average between 50 percent and 90 percent, over a 12-month rolling period.

Several subsidiaries are located in countries that are outside the Eurozone exposing Ferrari to conversion exchange risk, in particular the United States, the United Kingdom, Switzerland, China, Hong Kong, Japan, Australia and Singapore. The Group monitors its principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the reporting date.

As part of a larger group, Ferrari always had exceptionally high solvency rates. The company did not use any long-term credit lines and boasted favorable liquidity positions and bank facilities that accommodate the day-to-day management of the working capital. As part of the Restructuring, Ferrari incurred additional long-term debt to finance the acquisition of Ferrari SpA which bear floating rates of interest. Considering the current economic environment, Ferrari has not entered into any interest rate derivatives in connection with such new long-term debt, however, the exposure is continually monitored.

Ferrari’s most important financial assets are its financial services portfolios secured on the titles of cars or with other guarantees, spread over more than 5,200 clients mainly in the US, United Kingdom and Germany. Impairment risk mainly relates to the financial services portfolio which is evaluated on an individual basis for material credit positions. The amount of the write-down is based on an estimate of the recoverable cash flows, timing of those cash flows, the cost of recovery and the fair value of any guarantees received.

Further information is included in Note 29 to the Consolidated Financial Statements.

Key aspects	Response plans:

•       Exposure to foreign exchange movements from non-Euro related sales

•       Exposure to interest rate movements on financial assets and liabilities

•       Credit risk of default or insolvency of a dealer or customer

•       Foreign exchange hedging instruments in line with the Company’s risk management policy

•       Monitoring interest rate movements for hedging purposes

•       Credit approval policies applied to dealers and retail clients

•       Personal guarantees and security of the vehicle

Financial Reporting (FR)

The main measure to control the quality of financial reporting, and prevent unintentional or intentional errors is internal control. As a public company in the US, Ferrari is implementing the requirements of Section 404 of Sarbanes-Oxley (“Section 404”), which will require management assessments and certifications of the effectiveness of our internal control over financial reporting, beginning with our annual report for the year ending December 31, 2016. In addition, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting.

During 2015 Ferrari implemented several measures to improve internal controls and prevent irregularities. The improvements include both changes in policies and procedures in financial reporting and operations as well as increased internal control out of Italy. Examples are:

•	Strengthening Internal Control Systems in view of SOX compliance requirements under the oversight of the Internal Control Committee

•	Appointing additional finance staff members

•	Establishment of the financial reporting committee and the disclosure committee

•	Implementation of new IT systems for accounting, treasury and financial reporting, planning and analysis

•	Additional procedures and internal control enabled through IT systems enhancements and developments

Remuneration of Directors

This remuneration report (the “Report”) describes the remuneration policy applicable to the executive and non-executive directors of the Company and the remuneration paid to these individuals for the year ended on December 31, 2015. The form and amount of compensation received by the directors of Ferrari for the year ended on December 31, 2015 was determined in accordance with the remuneration policy. The Company expects that further elements of the remuneration policy will be implemented in future periods.

Remuneration Policy for Executive Directors

The Board of Directors determines the compensation for our executive directors at the recommendation of the Compensation Committee and with reference to the remuneration policy. The remuneration policy is approved by our shareholders and is published on our corporate website www.ferrari.com.

The objective of the remuneration policy is to provide a compensation structure that allows us to attract and retain the most highly qualified executive talent and by motivating such executives to achieve business and financial goals that create value for shareholders in a manner consistent with our core business and leadership values.

The policy is aligned with Dutch law and the Dutch Corporate Governance Code.

Features of the remuneration for executive directors

The remuneration policy aims to provide total compensation that:

•	attracts, retains and motivates qualified executives;

•	is competitive as compared to the compensation paid by comparable companies;

•	reinforces our performance driven culture and meritocracy; and

•	is aligned to shareholders interests.

The compensation structure for executive directors includes a fixed component and a variable component based on short and long-term performance. We believe that this compensation structure promotes the interests of Ferrari in the short and the long-term and is designed to encourage the executive directors to act in the best interests of Ferrari. In determining the level and structure of the compensation of the executive directors, the non- executive directors will take into account, among other things, Ferrari’s financial and operational results and other business objectives. We establish target compensation levels using a market-based approach and we periodically benchmark our executive compensation program against peer companies and monitor compensation levels and trends in the market.

Remuneration elements

On such basis, the compensation of executive directors consists, inter alia, of the following elements:

Fixed component

The primary objective of the base salary (the fixed part of the annual cash compensation) for executive directors is to attract and retain highly qualified senior executives. Our policy is to periodically benchmark comparable salaries paid to executives with similar experience by comparable companies.

Variable components

Executive directors are also eligible to receive variable compensation subject to the achievement of pre-established financial and other identified performance targets. The short and long term components of executive directors’ variable remuneration are linked to predetermined, assessable targets.

Short-Term Incentives

The primary objective of performance based short-term variable cash based incentives is to incentivize the executive directors to focus on the business priorities for the current or next year. The executive directors’ variable remuneration is linked to the achievement of short-term (i.e. annual) financial and other identified objectives proposed by the Compensation Committee and approved by the non-executive directors each year.

To determine the executive directors’ annual performance bonus, the Compensation Committee and the non-executive directors:

•	approve the executive directors’ targets and maximum allowable bonuses;

•	select the appropriate metrics and their weighting;

•	set the stretch objectives;

•	consider any unusual items in a performance year to determine the appropriate measurement of achievement; and

•	approve the final bonus determination.

In addition, upon proposal of the Compensation Committee, the non-executive directors have authority to grant periodic bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on Ferrari’s results. The form of any such bonus (cash, common shares of Ferrari or options to purchase common shares) is determined by the non-executive directors from time to time.

Long Term Incentives

The primary objective of the performance based long-term variable equity based incentives is to reward and retain qualified executive directors over the longer term while aligning their interests with those of shareholders.

Our long-term variable incentives consist of a share-based incentive plan that links a portion of the variable component to the achievement of pre-established performance targets consistent with our long term business planning. These equity based awards help align the executive directors’ interests with shareholder interests by delivering greater value to the executive director as shareholder value increases.

Other Benefits

Executive directors may also be entitled to customary fringe benefits such as personal use of aircraft, company car and driver, personal/home security, medical insurance, accident insurance, tax preparation and financial counseling. The Compensation Committee may grant other benefits to the executive directors in particular circumstances.

Remuneration Policy for Non-Executive Directors

Remuneration of non-executive directors is approved by the shareholders and periodically reviewed by the Compensation Committee.

The current annual remuneration for the non-executive directors is:

•	$200,000 for each non-executive director

•	An additional $10,000 for each member of the Audit Committee and $20,000 for the Audit Committee Chairman.

•	An additional $5,000 for each member of the Compensation Committee and the Governance Committee and $15,000 for the Compensation Committee Chairman and the Governance Committee Chairman.

•	An additional $25,000 for the lead non-executive director.

Non-executive directors elect whether their annual cash retainer fee will be converted, on the date payment is made, (i) half in Ferrari common shares or (ii) 100% in Ferrari common shares, provided that Ferrari will at all times have the option, in its discretion, to settle any retainer fee entirely in cash; whereas, the committee membership and committee chair fee payments will be made all in cash (providing a Board fee structure common to other large multinational companies to help attract a multinational Board membership). Remuneration of non-executive directors is fixed and not dependent on the Ferrari’s financial results. Non-executive directors are not eligible for variable compensation and do not participate in any incentive plans.

Directors’ Compensation

The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2015 from Ferrari and its subsidiaries.

Name	Office held	In office from/to	Fixed compensation		Variable compensation		Total
In Euro			Base salary	Pension premium	Cash	Other(4)
Sergio Marchionne(1)	Chairman and Executive Director	10/21/15-12/31/15	—	—	—	—	—
Amedeo Felisa(2)	Chief Executive Officer and Executive Director	10/21/15-12/31/15	1,105,819	758,658	800,000	—	2,664,477
Piero Ferrari(3)	Vice Chairman and Non-Executive Director	10/21/15-12/31/15	260,475	16,126	—	—	276,601
Louis C. Camilleri	Senior Non-Executive Director	10/21/15-12/31/15	42,964	—	—	—	42,964
Eddy Cue	Non-Executive Director	10/21/15-12/31/15	38,294	—	—	—	38,294
Giuseppina Capaldo	Non-Executive Director	10/21/15-12/31/15	42,030	—	—	—	42,030
Sergio Duca	Non-Executive Director	10/21/15-12/31/15	42,030	—	—	—	42,030
Elena Zambon	Non-Executive Director	10/21/15-12/31/15	40,162	—	—	—	40,162

(1)	No compensation was paid by Ferrari or any of its subsidiaries to Mr. Marchionne in his capacity of Chairman and Executive Director for the year ended December 31, 2015
(2)	Global compensation received for all services in the Ferrari group, including in the capacity of Chief Executive Officer of Ferrari S.p.A., for the full year ended December 31, 2015
(3)	Includes a base salary for €223,116 and pension premium for €16,126 received for services in the capacity of Vice Chairman of Ferrari S.p.A. for the full year ended December 31, 2015
(4)	Includes any annual shares, options and pension rights that have been awarded and other emoluments, where applicable.

Compensation of the members of the GEC

The compensation paid during the year ended December 31, 2015 by Ferrari and its subsidiaries to the members of the GEC amounted to €16.4 million in aggregate (excluding the compensation paid to Mr. Felisa in his capacity of Chief Executive Officer, which is reflected in the amount included in the table above).

Director and Officer Overlaps

There are overlaps among the directors and officers of FCA and our directors and officers. For example, Mr. Marchionne is also the Chief Executive Officer of FCA, and certain of our other directors and officers, may also be directors or officers of FCA or Exor, which holds approximately 23.5 percent of our common shares and approximately 33.4 percent of the voting power in us, while it holds approximately 29 percent of the common shares and 44 percent of the voting power in FCA. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors, which may raise certain conflicts of interest. See “—We may have potential conflicts of interest with FCA and Exor.”

Ferrari N.V.

Ferrari N.V.

CONSOLIDATED INCOME STATEMENT

for the years ended December 31, 2015, 2014 and 2013

		For the years ended December 31,
	Note	2015	2014	2013
		(€ thousand)
Net revenues	4	2,854,369	2,762,360	2,335,270
Cost of sales	5	1,498,806	1,505,889	1,234,643
Selling, general and administrative costs	6	338,626	300,090	259,880
Research and development costs	7	561,582	540,833	479,294
Other expenses/(income), net	8	11,035	26,080	(2,096)

EBIT		444,320	389,468	363,549
Net financial (expenses)/income	9	(10,151)	8,765	2,851

Profit before taxes		434,169	398,233	366,400
Income tax expense	10	144,115	133,218	120,301

Net profit		290,054	265,015	246,099

Net profit attributable to:
Owners of the parent		287,816	261,371	240,774
Non-controlling interests	3	2,238	3,644	5,325
Basic and diluted earnings per common share (in €)	12	1.52	1.38	1.27

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2015, 2014 and 2013

		For the years ended December 31,
	Note	2015	2014	2013
		(€ thousand)
Net profit		290,054	265,015	246,099

Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on remeasurement of defined benefit plans	20	898	(4,739)	(2,412)
Related tax impact	20	(308)	1,061	1,799

Total items that will not be reclassified to the consolidated income statement in subsequent periods		590	(3,678)	(613)
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments	20	8,234	(148,341)	54,603
Exchange differences on translating foreign operations	20	13,344	27,836	(7,467)
Related tax impact	20	(2,600)	46,588	(17,146)

Total items that may be reclassified to the consolidated income statement in subsequent periods		18,978	(73,917)	29,990

Total other comprehensive income/(loss), net of tax		19,568	(77,595)	29,377

Total comprehensive income		309,622	187,420	275,476

Total comprehensive income attributable to:
Owners of the parent		306,699	181,375	270,790
Non-controlling interests		2,923	6,045	4,686

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at December 31, 2015 and 2014

		At December 31,
	Note	2015	2014
		(€ thousand)
Assets
Goodwill	13	787,178	787,178
Intangible assets	14	307,810	265,262
Property, plant and equipment	15	626,130	585,185
Investments and other financial assets	16	11,836	47,431
Deferred tax assets	10	122,622	111,716

Total non-current assets		1,855,576	1,796,772

Inventories	17	295,436	296,005
Trade receivables	18	158,165	183,642
Receivables from financing activities	18	1,173,825	1,224,446
Current tax receivables	18	15,369	3,016
Other current assets	18	46,477	52,052
Current financial assets	19	8,626	8,747
Deposits in FCA Group cash management pools	18	139,172	942,469
Cash and cash equivalents		182,753	134,278

Total current assets		2,019,823	2,844,655

Total assets		3,875,399	4,641,427

(Deficit)/Equity and liabilities
(Deficit)/Equity attributable to owners of the parent		(25,123)	2,469,618
Non-controlling interests		5,720	8,695

Total (deficit)/equity	20	(19,403)	2,478,313

Employee benefits	21	78,373	76,814
Provisions	22	141,847	134,774
Deferred tax liabilities	10	23,345	21,612
Debt	23	2,260,390	510,220
Other liabilities	24	654,784	670,378
Other financial liabilities	19	103,332	104,093
Trade payables	25	507,499	535,707
Current tax payables		125,232	109,516

Total (deficit)/equity and liabilities		3,875,399	4,641,427

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2015, 2014 and 2013

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Cash and cash equivalents at beginning of the year	134,278	113,786	100,063
Cash flows from operating activities:
Profit before taxes	434,169	398,233	366,400
Amortization and depreciation	274,757	288,982	270,250
Provision accruals	50,873	66,274	24,095
Other non-cash expense and income	36,230	53,348	31,818
Net gains on disposal of property, plant and equipment and intangible assets	(6,964)	(742)	(1,259)
Change in inventories	(2,885)	(65,548)	(19,549)
Change in trade receivables	15,693	824	(81,386)
Change in trade payables	(45,792)	12,986	14,260
Change in receivables from financing activities	120,902	(201,692)	(56,531)
Change in other operating assets and liabilities	(24,698)	14,322	44,700
Income tax paid	(145,017)	(140,920)	(138,784)

Total	707,268	426,067	454,014

Cash flows used in investing activities:
Investments in property, plant and equipment	(184,910)	(169,363)	(161,653)
Investments in intangible assets	(171,033)	(160,635)	(109,250)
Change in investments and other financial assets	377	(358)	1,622
Cash acquired in change in scope of consolidation	—	38,751	—
Proceeds from the sale of property, plant and equipment and intangible assets	1,370	1,828	1,939
Proceeds from the sale of assets and liabilities related to investment properties	37,130	—	—

Total	(317,066)	(289,777)	(267,342)

Cash flows used in financing activities:
Proceeds from bank borrowings	2,118,705	80,745	15,208
Repayment of bank borrowings	—	(1,715)	(10,010)
Net change in financial liabilities with FCA Group	(3,210,504)	89,075	50,638
Net change in other debt	(11,114)	(27,638)	8,189
Net change in deposits in FCA Group cash management pools	814,082	(247,034)	(227,495)
Acquisition of non-controlling interest	(8,500)	—	—
Dividends paid to non-controlling interest	(53,942)	(15,050)	—

Total	(351,273)	(121,617)	(163,470)

Translation exchange differences	9,546	5,819	(9,479)

Total change in cash and cash equivalents	48,475	20,492	13,723

Cash and cash equivalents at end of the year	182,753	134,278	113,786

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2015, 2014 and 2013

	Attributable to owners of the parent
	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Non- controlling interests	Total
	(€ thousand)
At January 1, 2013	3,778	2,001,817	5,739	11,305	(3,647)	22,121	2,041,113

Net profit	—	240,774	—	—	—	5,325	246,099
Other comprehensive income/(loss)	—	—	37,457	(6,828)	(613)	(639)	29,377

Other changes	—	(276)	—	—	—	(31)	(307)

At December 31, 2013	3,778	2,242,315	43,196	4,477	(4,260)	26,776	2,316,282

Dividends declared	—	—	—	—	—	(79,369)	(79,369)
Transaction with non- controlling interest	—	(1,263)	—	—	—	55,243	53,980
Net profit	—	261,371	—	—	—	3,644	265,015
Other comprehensive (loss)/income	—	—	(101,753)	25,435	(3,678)	2,401	(77,595)
Reclassification (1)	—	1,191	—	—	(1,191)	—	—

At December 31, 2014	3,778	2,503,614	(58,557)	29,912	(9,129)	8,695	2,478,313

Transaction with non-controlling interest	—	(2,602)	—	—	—	(5,898)	(8,500)
Net profit	—	287,816	—	—	—	2,238	290,054
Other comprehensive income	—	—	5,634	12,659	590	685	19,568
Restructuring (2)	—	(2,800,000)	—	—	—	—	(2,800,000)
Share premium contribution (3)	—	1,162	—	—	—	—	1,162
Reclassification (1)	—	(2,117)	—	—	2,117	—	—

At December 31, 2015	3,778	(12,127)	(52,923)	42,571	(6,422)	5,720	(19,403)

(1)	Relates to the reclassification of the actuarial gain recognized on the remeasurement of the defined benefit pension plan of the former Chairman of the Group.
(2)	Relates to the remaining principal amount of the FCA Note recognized in connection with the Restructuring. See “Background and Basis of Presentation”.
(3)	Relates to the effect of a share premium contribution made by FCA N.V. in connection with the Restructuring.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

1. BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 176 independent dealers. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 37 Ferrari stores and the Group’s website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through financial services entities, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotion activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.

Fiat S.p.A., (merged with and into Fiat Chrysler Automobiles N.V. in October 2014, Fiat S.p.A. and Fiat Chrysler Automobiles are defined as “FCA” as the context requires and together with their subsidiaries the “FCA Group”) acquired 50 percent of Ferrari S.p.A. in 1969, and over time expanded this shareholding to 90 percent ownership, while the remaining 10 percent non-controlling interest was owned by Piero Ferrari.

On October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to its shareholders. After the Separation, that took place on January 3, 2016, Ferrari operates as an independent, publicly traded company. On January 4, 2016, the Company’s shares were also listed on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana.

The transactions described above in (i) and (ii) (which are referred collectively to as the “Restructuring”) were completed in October 2015 through the following steps:

•	The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange the Company issued to Ferrari North Europe Limited a note in the principal amount of of £2.8 million (the “FNE Note”).

•	FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•	FCA contributed €5.1 billion to the Company in consideration of the issue to FCA of_156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA owned 170,029,440 common shares and special voting shares, equal to 90 percent of the Company’s common shares outstanding. €5.1 billion of the proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note was €2.8 billion, which was refinanced through cash deposits held with FCA and for the remainder from new third party debt.

•	Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari owns 18,892,160 common shares and special voting shares, equal to 10 percent of the Company’s common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

The Restructuring comprised: (i) a capital reorganization of the group under the Company, and (ii) the issuance of the FCA Note which was subsequently refinanced (see Note 23). In preparing these consolidated financial statements, the Company has retrospectively applied FCA’s basis of accounting for the Restructuring based on the following:

(i)	The capital reorganization:

•	The Company was formed by FCA solely to effect the Separation and was controlled by FCA until completion of the Separation, on January 3, 2016. Therefore, the capital reorganization does not meet the definition of a business combination in the context of IFRS 3 - “Business Combinations” but rather a combination of entities under common control and as such is excluded from the scope of IFRS 3. IFRS (as defined below) has no applicable guidance in accounting for such transactions. IAS 8 - “Accounting Policies, Changes in Accounting Estimates and Errors” states that in the absence of an IFRS which specifically applies to a transaction, the Company may consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards or other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements in IFRS for dealing with similar and related issues or the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the IFRS Conceptual Framework for Financial Reporting (the “Framework”). Accordingly, the Company has considered the guidance in ASC 805-50-30-5 on common control transactions, which indicates that the receiving entity (the Company) is able to reflect the transferred assets and liabilities in its own accounting records at the carrying amount in the accounting records of the transferring entity (FCA). As a result, these consolidated financial statements include FCA’s recorded goodwill relating to Ferrari S.p.A. in the amount of €780,542 thousand.

•	The retrospective accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33 - “Earnings per Share” which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. SAB Topic 4C also requires that such changes be given retroactive effect in the balance sheet where they occur after the reporting period but before the financial statements are authorized for issue. The capital reorganization has been accounted for as though it had occurred effective January 1, 2013. In particular:

•	The issuance of 156,917,727 common shares and 161,917,727 special voting shares in the Company to FCA has been reflected as share capital and share premium in the amounts of €3.2 million and €5,096.8 million, respectively, with an offset to retained earnings of €5.1 billion.

•	The issuance of 27,003,873 common shares and the same number of special voting shares in the Company to Piero Ferrari has been reflected as share capital and share premium in the amounts of €0.6 million and €877.4 million, respectively, with an offset to retained earnings of €878.0 million.

•	The historical number of common shares, nominal value per common share, basic and diluted earnings per common share amounts and other per share disclosures retrospectively reflect the capital structure of the Company post Restructuring for all periods presented, with the required disclosures presented in Notes 12 and 19.

The Restructuring has been performed based on an independent appraisal performed for Dutch legal requirements.

(ii)	The issuance of the FCA Note:

•	The FCA Note and subsequent refinancing were reflected in the Consolidated Financial Statements only from the date in which they occurred. In particular, the FCA Note for a principal amount of €7.9 billion was issued on October 17, 2015 and following the application of the proceeds from the issuance of the shares to FCA referred to above, the principal amount outstanding was €2.8 billion. The principal amount under the FCA Note was repaid on December 16, 2015 using cash deposits held with FCA and for the remainder from third party financing. See Note 23.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Basis of preparation

Authorization of consolidated financial statements and compliance with International Financial Reporting Standards

These consolidated financial statements of Ferrari N.V. were authorized for issuance on February 25, 2016.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) and with Part 9 of Book 2 of the Dutch Civil Code. The designation “IFRS” also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”).

The consolidated financial statements are prepared under the historical cost method, modified as required for the measurement of certain financial instruments, as well as on a going concern basis.

The Group’s presentation currency is Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.

Transactions with FCA

The Group generates a portion of its net revenues from sale of goods to other FCA Group companies. In particular, net revenues generated from FCA Group companies amounted to €194,506 thousand, €266,641 thousand and €207,519 thousand for the years ended December 31, 2015, 2014 and 2013, respectively. See Note 27 for further details.

The Group enters into commercial transactions with the FCA Group in the ordinary course of business. Receivables and payables are settled in the ordinary course of business and are recorded as assets and liabilities on the consolidated statement of financial position.

The Group, until the Separation, on January 3, 2016, received various services, including human resources, payroll, financial reporting and tax, customs, accounting and treasury, institutional and industrial relations, procurement of insurance coverage, internal audit, IT and systems, risk, corporate security, executive compensation, legal and corporate affairs from the FCA Group. The costs associated with the services totaled €11,559 thousand, €10,486 thousand and €10,773 thousand for the years ended December 31, 2015, 2014 and 2013, respectively. Historically, these costs have been re-charged by the FCA Group based on the actual costs incurred for the services provided to the Group and are reflected as expenses according to their nature in the consolidated financial statements.

With respect to the general corporate costs that are incurred by FCA on behalf of its entire group, which include the costs of the executive officers of the FCA Group, costs of the corporate functions including treasury, human resources, finance and legal, business development, tax, headquarter costs and other related corporate costs, FCA allocates these costs to the Group based on the Group’s proportion of FCA’s consolidated revenues. During the years ended December 31, 2015, 2014 and 2013, corporate costs re-charged to the Group from FCA, amounted to €3,751 thousand, €2,952 thousand and €3,328 thousand, respectively and are reflected in the consolidated financial statements.

Historically the Group participated in a group-wide cash management system at FCA Group, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies. The Group accessed funds deposited in these accounts on a daily basis, had the contractual right to withdraw these funds on demand and terminate these cash management arrangements depending on FCA’s ability to pay at the relevant time. The deposits with FCA Group relating to the cash management are recorded in the consolidated statement of financial position as “Deposits in FCA Group cash management pools” and the finance income earned on such deposits is recorded in net financial income/expenses in the consolidated income statement. Certain entities of the Group have also entered into credit lines with FCA Group entities, these financial liabilities have been provided primarily to finance the activities of the Group’s financial services portfolio in North America and have been recorded as “Debt” in the consolidated statement of financial position. The finance expense associated with such financial liabilities is recorded in “Cost of sales” in the consolidated income statement. Management believes that the assumptions underlying the consolidated financial statements, including the re-charges of expenses from FCA, are reasonable. Nevertheless, the consolidated financial statements may not include all of the actual expenses that would have been incurred by the Group and may not reflect the consolidated results of operations, financial position and cash flows had Ferrari been a stand-alone company during the periods presented. Actual costs that would have been incurred if Ferrari had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

2. SIGNIFICANT ACCOUNTING POLICIES

Format of the financial statements

The consolidated financial statements include the consolidated income statement, consolidated statement of comprehensive income/(loss), consolidated statement of financial position, consolidated statement of cash flows, consolidated statement of changes in equity and notes thereto, (the “Consolidated Financial Statements”).

For presentation of the consolidated income statement, the Group uses a classification based on the function of expenses, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice.

In the consolidated income statement, the Group also presents a subtotal for Earnings Before Interest and Taxes (EBIT). EBIT distinguishes between the profit before taxes arising from operating items and those arising from financing activities. EBIT is the primary measure used by the Group’s Chief Operating Decision Maker (“CODM”), to assess performance.

For the consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Consolidated Financial Statements include both industrial companies and financial services companies. The investment portfolios of the financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. However, the financial services companies obtain only a portion of their funding from the market; the remainder has historically been obtained mainly through funding from certain of the Group’s operating companies and, to a lesser extent, intercompany funding from FCA Group, which provided funding to the financial services entities as the need arose. This financial service structure within the Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure as to the due date of the debt is provided in Note 23.

The consolidated statement of cash flows is presented using the indirect method.

New standards and amendments effective from January 1, 2015

The following new standards and amendments that are applicable from January 1, 2015 were adopted by the Group for the purpose of the preparation of the Consolidated Financial Statements. Their adoption had no significant impact on the Consolidated Financial Statements.

Contributions from employees or third parties to defined benefit plans (Amendments to IAS 19 - Defined Benefit Plans: Employee Contributions)

The Group adopted the narrow scope amendments to IAS 19 - Employee benefits entitled “Defined Benefit Plans: Employee Contributions” which apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. There was no effect from the adoption of these amendments.

IASB’s Annual Improvements to IFRSs 2010 - 2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle

The Group adopted the IASB’s Annual Improvements to IFRSs 2010 - 2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 - Share-based payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 - Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 - Related Party Disclosures, the extension of the exclusion from the scope of IFRS 3 - Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13 - Fair value Measurement. There was no significant effect from the adoption of these amendments.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

New standards, amendments and interpretations not yet effective

The following new standards, amendments and interpretations have been issued by the IASB and adopted by the European Union, but are not yet effective for the year ended December 31, 2015, or have been issued by the IASB and not adopted by the European Union. The following new standards, amendments and interpretations have not been applied in preparing the Consolidated Financial Statements.

Issued by the IASB and adopted by the European Union

In May 2014, the IASB issued amendments to IFRS 11 - Joint arrangements: Accounting for acquisitions of interests in joint operations which clarifies the accounting for acquisitions of an interest in a joint operation that constitutes a business. The amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016 with earlier application permitted. No significant effect is expected from the adoption of these amendments.

In May 2014, the IASB issued an amendment to IAS 16 - Property, Plant and Equipment and to IAS 38 - Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. No significant effect is expected from the adoption of these amendments.

In September 2014 the IASB issued the Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 - Non-current assets held for sale and discontinued operations, on the changes of method of disposal, on IFRS 7 - Financial Instruments: Disclosures on the servicing contracts, on the IAS 19 - Employee Benefits, on the discount rate determination. The effective date of the amendments is January 1, 2016. No significant effect is expected from the adoption of these amendments.

In December 2014 the IASB issued amendments to IAS 1- Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. No significant effect is expected from the adoption of these amendments.

Issued by the IASB and not adopted by the European Union

In May 2014, the IASB issued IFRS 15 - Revenue from contracts with customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.

In July 2014 the IASB issued IFRS 9 - Financial Instruments. The improvements introduced by the new standard includes a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.

In September 2014, the IASB issued narrow amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. No significant effect is expected from the adoption of these amendments.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

In January 2016, the IASB issued IFRS 16 - Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and, instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.

In January 2016, the IASB issued amendments to IAS 12 - Income Taxes. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. Specifically, the amendments clarify the requirements on recognition of deferred tax assets for unrealized losses in order to address diversity in practice. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.

In January 2016, the IASB issued amendments to IAS 7 - Statement of Cash Flows, which will require companies to provide information about changes in their financing liabilities. The amendments are aimed at improving disclosures so that users of financial statements are better able to understand the changes in a company’s debt, including changes from cash flows and non-cash changes. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Group has control. Control is achieved when the Group has power over the investee, when it is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line by line basis from the date on which the Group achieves control. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The Group recognizes any non-controlling interests (“NCI”) in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of other comprehensive income/(loss) are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income/(loss) of subsidiaries is attributed to owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All significant intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated Financial Statements.

Interests in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group undertakes its activities under joint operations, it recognizes in relation to its interest in the joint operation: (i) its assets, including its share of any assets held jointly, (ii) its liabilities, including its share of any liabilities incurred jointly, (iii) its revenue from the sale of its share of the output arising from the joint operation, (iv) its share of the revenue from the sale of the output by the joint operation, and (v) its expenses, including its share of any expenses incurred jointly.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Foreign currency transactions

The functional currency of the Group’s entities is the currency of their primary economic environment. In individual companies, transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign currency exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the consolidated income statement.

Consolidation of foreign entities

All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the closing rates at the date of the consolidated statement of financial position. Income and expenses are translated into Euro at the average foreign currency exchange rate for the period. Translation differences resulting from the application of this method are classified as currency translation differences within other comprehensive income/(loss) until the disposal of the investment. Average foreign currency exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.

Goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the Consolidated Financial Statements in the functional currency and translated at the foreign currency exchange rate at the acquisition date. These balances are translated at subsequent balance sheet dates at the relevant foreign currency exchange rate.

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2015		2014		2013
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.1094	1.0887	1.3287	1.2141	1.3279	1.3791
Pound Sterling	0.7259	0.7340	0.8062	0.7789	0.8492	0.8337
Swiss Franc	1.0677	1.0835	1.2146	1.2024	1.2310	1.2276
Japanese Yen	134.2956	131.0700	140.3146	145.2300	129.6283	144.7200
Chinese Yuan	6.9723	7.0608	8.1874	7.5358	8.1638	8.3491
Australian Dollar	1.4775	1.4897	1.4720	1.4829	1.3771	1.5423
Singapore Dollar	1.5253	1.5417	1.6826	1.6058	1.6616	1.7414

Intangible assets

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Development costs

Development costs for car project production and related components, engines and systems are recognized as an asset if, and only if, both of the following conditions under IAS 38 - Intangible Assets are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process.

Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model and the useful life of the components (generally between four and eight years). All other research and development costs are expensed as incurred.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

In particular the Group incurs significant research and development costs through the Formula 1 racing activities. These costs are considered fundamental to the development of the sports and street car models and prototypes. The model for the Formula 1 racing activities continually evolves and as such these costs are expensed as incurred.

Patents, concessions and licenses

Separately acquired patents, concessions and licenses are initially recognized at cost. Patents, concessions and licenses acquired in a business combination are initially recognized at fair value. Patents, concessions and licenses are amortized on a straight-line basis over their useful economic lives, which is generally between three and five years.

Other intangible assets

Other intangible assets mainly relate to the registration of trademarks and have been recognized in accordance with IAS 38 - Intangible Assets, where it is probable that the use of the asset will generate future economic benefits for the Group and where the cost of the asset can be measured reliably. Other intangible assets are measured at cost less any impairment losses and amortized on a straight-line basis over their estimated life, which is generally between three and five years.

Property, plant and equipment

Cost

Property, plant and equipment is initially recognized at cost which comprises the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management, capitalized borrowing costs and any initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Self-constructed assets are initially recognized at production cost. Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized as a loss in the period of replacement in the consolidated income statement.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Depreciation rates
Industrial buildings	3% - 20%
Plant, machinery and equipment	5% - 22%
Other assets	12% - 25%

Land is not depreciated.

If the asset being depreciated consists of separately identifiable components whose useful lives differ from that of the other parts making up the asset, depreciation is charged separately for each of its component parts through application of the ‘component approach’.

Investment property

Investment property is defined as property held by the Group to earn rental income or for capital appreciation or both, rather than for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Investment property is measured initially at cost including transaction costs. Subsequent to initial recognition, the Group elected to measure investment property at cost less accumulated depreciation and accumulated impairment losses, if any. Investment property is depreciated on a straight-line basis over 33 years.

The rental income generated by investment properties is recognized within net revenues in the consolidated income statement. The Group disposed of its investment property assets and liabilities during 2015.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

All other borrowing costs are expensed in net financial expenses if related to the Group’s industrial activities or cost of sales if related to the Group’s financial services activities in the consolidated income statement, as incurred.

Impairment of assets

The Group continuously monitors its operations to assess whether there is any indication that its intangible assets (including development costs) and its property, plant and equipment may be impaired. Goodwill is tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.

If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of fair value less costs of disposal and its value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the recoverable amount is lower than the carrying amount.

Where an impairment loss for assets other than goodwill, subsequently no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the consolidated income statement immediately.

Financial instruments

Presentation

Financial instruments held by the Group are presented in the Consolidated Financial Statements as described in the following paragraphs.

Investments and other financial assets include investment properties, investments in unconsolidated companies and other non-current financial assets.

Current financial assets, as defined in IAS 39 - Financial Instruments: Recognition and Measurement, include trade receivables, receivables from financing activities and current financial assets (which include derivative financial instruments stated at fair value), deposits in FCA Group cash management pools and cash and cash equivalents.

Financial liabilities comprise debt (which include bank borrowings and financial liabilities with FCA Group) and other financial liabilities (which mainly include derivative financial instruments stated at fair value), trade payables and other liabilities.

Measurement

Non-current financial assets other than investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39.

Current financial assets are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost. Subsequent to initial recognition, current financial assets are measured at fair value. When market prices are not directly available, the fair value of current financial assets are measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Loans and receivables which are not held by the Group for trading (loans and receivables originating in the ordinary course of business) and equity investments whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest rate method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates. Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in the consolidated income statement for the period within net financial income/(expenses).

Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivative financial instruments are used for economic hedging purposes, in order to reduce currency risks. In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value.

When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

•	Cash flow hedges - Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the consolidated income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income/(loss). The cumulative gain or loss is reclassified from other comprehensive income/(loss) to the consolidated income statement at the same time as the economic effect arising from the hedged item affects the consolidated income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the consolidated income statement immediately within net financial income/(expense). When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income/(loss) and is recognized in the consolidated income statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income/(loss) is recognized in the consolidated income statement immediately.

The Group did not use fair value hedges or hedges of a net investment in the period covered by these Consolidated Financial Statements.

For further information on the effects reflected on the consolidated income statement from derivative financial instruments refer to Note 19.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the consolidated income statement within net financial income/(expenses).

Trade receivables

Trade receivables are amounts due from clients for goods sold or services provided in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any provision for allowances.

Inventories

Inventories of raw materials, semi-finished products and finished goods are stated at the lower of cost and net realizable value, cost being determined on a first in-first-out (FIFO) basis. The measurement of inventories includes the direct costs of materials, labor and indirect costs (variable and fixed). Purchase costs include ancillary costs. Prototypes are recognized at their

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

estimated realizable value, if lower than production cost. Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.

Transfers of financial assets

The Group sells a significant part of its trade and financial receivables to external parties outside of the FCA Group through factoring transactions. Factoring transactions of the Group are all without recourse.

The Group derecognizes financial assets when, and only when, the contractual rights and risks to the cash flows arising from the asset are no longer held or if it transfers the financial asset. In case of a transfer of financial asset, if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any rights and obligations created or retained in the transfer.

On derecognition of financial assets, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in the consolidated income statement in cost of sales.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents do not include deposits in FCA Group cash management pools.

Employee benefits

Defined contribution plans

Costs arising from defined contribution plans are expensed as incurred.

Defined benefit plans

The Group’s net obligations are determined separately for each plan by estimating the present value of future benefits that employees have earned in the current and prior periods, and deducting the fair value of any plan assets. The present value of the defined benefit obligation is measured using actuarial techniques and actuarial assumptions that are unbiased and mutually compatible and attributes benefits to periods in which the obligation to provide post-employment benefits arise by using the Projected Unit Credit Method.

The components of the defined benefit cost are recognized as follows:

•	the service costs are recognized in the consolidated income statement by function and presented in the relevant line items (cost of sales, selling, general and administrative costs, research and development costs, etc.);

•	the net interest on the defined benefit liability is recognized in the consolidated income statement as net financial income /(expenses), and is determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year; and

•	the remeasurement components of the net obligations, which comprise actuarial gains and losses and any change in the effect of the asset ceiling are recognized immediately in other comprehensive income/(loss). These remeasurement components are not reclassified in the consolidated income statement in a subsequent period.

Other long-term employee benefits

The Group’s obligations represent the present value of future benefits that employees have earned in return for their service during the current and prior periods. Remeasurement components on other long-term employee benefits are recognized in the consolidated income statement in the period in which they arise.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Provisions

Provisions are recognized when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Warranty provision

All cars are sold with warranty coverage. The warranty coverage generally applies to defects that may become apparent within a certain period from the purchase of the car.

The warranty provision is recognized at the time of the sale of the car, based on the present value of management’s estimate of the expected cost to fulfill the obligations over the contractual warranty period, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the warranty provision. Estimates are principally based on the Group’s historical claims or costs experience and the cost of parts and services to be incurred in the activities. The costs related to these provisions are recognized within cost of sales.

Deferred income

Deferred income relates to amounts received by the Group under various agreements, which are reliant on the future performance of a service or other act of the Group. Deferred income is recognized as net revenues when the Group has fulfilled its obligations under the terms of the various agreements.

Range models (models belonging to the Ferrari product portfolio, excluding special series, limited edition and one-off (fuori-serie) models) are sold with a scheduled maintenance program to ensure that the cars are maintained to the highest standards to meet the Group’s strict requirements for performance and safety. Amounts attributable to the maintenance program are not recognized as income immediately, but are deferred over the maintenance program term. The amount of the deferred income related to this program, is based on the estimated fair value of the service to be provided.

Advances

Advances relate to amounts received from or billed to clients in advance of having provided the related supplies or in advance of having begun the supply of the related services.

Revenue recognition

Revenues from shipments of cars are recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenues are recognized when the risks and rewards of ownership are transferred to the Group’s dealers, the sales price is agreed or determinable and collectability is reasonably assured; for cars this generally corresponds to the date when the cars are released to the carrier responsible for transporting cars to dealers.

Revenues are recognized net of discounts including but not limited to, sales incentives and performance based bonuses.

Revenues from separately-priced extended warranty contracts are recognized over the contract period in proportion to the costs expected to be incurred based on historical information. A loss on these contracts is recognized if the sum of the expected costs for services under the contract exceeds unearned revenues. The Group offers a scheduled maintenance program on range models, which is not separately priced. The Group allocates revenue between the car and the maintenance program based on their relative estimated fair values. Amounts paid and attributed to the maintenance program are deferred and recognized as net revenues over the maintenance program period.

Revenues from sponsorship and licensing agreements are recognized on a straight-line basis over the contract term. Certain of the sponsorship agreements contain performance related conditions while certain of the licensing agreements contain minimum guaranteed payments. Performance related sponsorship revenues and licensing revenues in excess of the minimum guaranteed payment are recognized when certain, which is typically when the related conditions have been achieved.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Revenues also include operating lease rentals in conjunction with the rental of engines to other Formula 1 racing teams. Revenues from operating leases are recognized on a straight-line basis over the relevant term of the lease.

Interest income earned in conjunction with the provision of client and dealer financing are reported within the line item “Finance income from financial services companies” using the effective interest rate method.

Revenues from commercial activities relate to the revenues received from participating in the Formula 1 World Championship. The revenues attributable to each racing team are governed by a specific agreement and depend upon, among other factors, the prior year ranking of each of the racing teams. Revenues of the commercial activities are recognized pro-rata over the year.

Cost of sales

Cost of sales comprises expenses incurred in the manufacturing and distribution of cars and parts, including the engines rented to other Formula 1 racing teams, of which, cost of materials, components and labor costs are the most significant portion. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of sale of the car.

Expenses which are directly attributable to the financial services companies, including the interest expenses related to their financing as a whole and provisions for risks and write-downs of assets, are also reported in cost of sales.

Taxes

Income taxes include all taxes based upon the taxable profits of the Group. Current and deferred taxes are recognized as income or expense and are included in the consolidated income statement for the period, except tax arising from (i) a transaction or event which is recognized, in the same or a different period, either in other comprehensive income/(loss) or directly in equity, or (ii) a business combination.

Deferred taxes are accounted using the full liability method. Deferred tax liabilities are recognized for all taxable temporary differences between the carrying amounts of assets or liabilities and their tax base, except to the extent that the deferred tax liabilities arise from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax assets arise from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to the period when the asset is realized or liability is settled.

The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill, moreover, it estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered. The carrying amount of deferred tax assets is reduced to the extent that it is not probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

The Group recognizes deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits, except when it is able to control the timing of the reversal of the temporary difference; and it is probable that this temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets associated with the deductible temporary differences on investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized.

Current income taxes and deferred taxes are offset when they relate to the same taxation authority and there is a legally enforceable right of offset.

Italian Regional Income Tax (IRAP) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2015, 2014 and 2013.

Other taxes not based on income, such as property taxes and capital taxes, are included in other expenses/(income), net.

Dividends

Dividends payable by the Group are reported as a change in equity in the period in which they are approved by shareholders or the Board of Directors as applicable under local rules and regulations.

Rounding of amounts

All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand euro unless otherwise stated.

Segment reporting

The Group has determined that it has one operating and one reportable segment based on the information reviewed by its CODM in making decisions regarding allocation of resources and to assess performance.

Use of estimates

The Consolidated Financial Statements are prepared in accordance with IFRS which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.

The estimates and underlying assumptions are reviewed periodically and continuously by the Group. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimate are recognized in the consolidated income statement in the period in which the adjustment is made, or prospectively in future periods.

The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.

Allowance for doubtful accounts

The allowances for doubtful accounts reflect management’s estimate of losses inherent in the dealer and end-client credit portfolio. The allowances for doubtful accounts are based on management’s estimation of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, write-offs and collections, and careful monitoring of portfolio credit quality.

At December 31, 2015, the Group had gross receivables from financing activities of €1,192,496 thousand (€1,238,647 thousand at December 31, 2014), and allowances for doubtful accounts of €18,671 thousand at December 31, 2015 or 1.6 percent

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

of the gross balance (€14,201 thousand at December 31, 2014, or 1.1 percent of the gross balance). Provisions for doubtful accounts charged to the consolidated income statement as cost of sales were €9,607 thousand for the year ended December 31, 2015 (€6,769 thousand for the year ended December 31, 2014 and €3,997 thousand for year ended December 31, 2013).

At December 31, 2015, the Group had gross trade receivables of €176,536 thousand (€198,306 thousand at December 31, 2014), and allowances for doubtful accounts of €18,371 thousand, or 10.4 percent of the gross trade receivable balance (€14,664 thousand at December 31, 2014, or 7.4 percent of the gross trade receivable balance). Provisions for doubtful accounts charged to the consolidated income statement as selling, general and administrative costs were €10,298 thousand for the year ended December 31, 2015 (€6,356 thousand for the year ended December 31, 2014 and €10,521 thousand for year ended December 31, 2013).

Should economic conditions worsen resulting in an increase in default risk, or if other circumstances arise, the estimates of the recoverability of amounts due to the Group could be overstated, and additional allowances could be required, which could have an adverse impact on the Group’s results.

Recoverability of non-current assets with definite useful lives

Non-current assets with definite useful lives include property, plant and equipment and intangible assets. Intangible assets with definite useful lives mainly consist of capitalized development costs.

The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the cash-generating unit (“CGU”). The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

For the period covered by these Consolidated Financial Statements, the Group has not recognized any impairment charges for non-current assets with definite useful lives.

Development costs

Development costs are capitalized if the conditions under IAS 38 - Intangible Assets have been met. The starting point for capitalization is based upon the technological and commercial feasibility of the project, which is usually when a product development project has reached a defined milestone according to the Group’s established product development model. Feasibility is based on management’s judgment which is formed on the basis of estimated future cash flows. Capitalization ceases and amortization of capitalized development costs begins on start of production of the relevant project.

The amortization of development costs requires management to estimate the lifecycle of the related model. Any changes in such assumptions would impact the amortization charge recorded and the carrying amount of capitalized development costs. The periodic amortization charge is derived after determining the expected lifecycle of the related model and, if applicable any expected residual value at the end of its life. Increasing an asset’s expected lifecycle or its residual value would result in a reduced amortization charge in the consolidated income statement.

The useful lives and residual values of the Group’s models are determined by management at the time of capitalization and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically changes in useful lives and residual values have not resulted in material changes to the Group’s depreciation charge.

For the year ended December 31, 2015, the Group capitalized development costs of €154,409 thousand (€144,757 thousand for the year ended December 31, 2014).

Recoverability of goodwill

In accordance with IAS 36 - Impairment of Assets, goodwill is not amortized and is tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

As the Group is composed of one operating segment, goodwill is tested at Group level, which represents the lowest level within the Group at which goodwill is monitored for internal management purposes in accordance with IAS 36. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill and capitalized development costs) and the recoverable amount of the CGU, to which goodwill has been allocated. The recoverable amount of the CGU is the higher of its fair value less costs of disposal and its value in use.

Product warranties and liabilities

The Group establishes reserves for product warranties at the time the sale is recognized. The Group issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term, which is generally defined by the legislation in the country where the car is sold. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each car line and each model year of that car line, as well as historical claims experience for the Group’s cars. In addition, the number and magnitude of additional service actions expected to be approved, and policies related to additional service actions, are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.

The Group periodically initiates voluntary service actions to address various client satisfaction, safety and emissions issues related to cars sold. Included in the reserve is the estimated cost of these services and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for the Group’s cars. Estimates of the future costs of these actions are inevitably imprecise due to several uncertainties, including the number of cars affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established reserves over an extended period of time. The estimate of warranty and additional service obligations is periodically reviewed during the year.

In addition, the Group makes provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict and have the potential to vary significantly in amount. Costs associated with these provisions are recorded in the consolidated income statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.

Other contingent liabilities

The Group makes provisions in connection with pending or threatened disputes or legal proceedings when it is considered probable that there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated Financial Statements. The Group is the subject of legal and tax proceedings covering a wide range of matters in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds that could result from such disputes with any certainty. Moreover, the cases and claims against the Group often derive from complex legal issues which are subject to a differing degree of uncertainty, including the facts and circumstances of each particular case and the manner in which applicable law is likely to be interpreted and applied to such fact and circumstances, and the jurisdiction and the different laws involved. The Group monitors the status of pending legal proceedings and consults with experts on legal and tax matters on a regular basis. It is therefore possible that the provisions for the Group’s legal proceedings and litigation may vary as the result of future developments in pending matters.

Litigation

Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including car safety; emissions and fuel economy, early warning reporting; dealer, supplier and other contractual relationships; intellectual property rights and product warranties matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seat belts, brakes, transmissions, engines and fuel systems) in various car models or allege general design defects relating to car handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases could include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. Since these accruals represent estimates, it is reasonably possible that the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.

The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than probable. Although the final resolution of any such matters could have a material effect on the Group’s operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, it is believed that any resulting adjustment would not materially affect the consolidated financial position of the Group.

3. SCOPE OF CONSOLIDATION

Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Grops’s main operating companies. The Group had the following subsidiaries at December 31, 2015 and 2014:

			At December 31, 2015		At December 31, 2014
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests

Ferrari S.p.A. (1)	Italy	Manufacturing	100%	—%	n.a.	n.a.

Indirectly held through Ferrari S.p.A. (1)
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d. (2)	China	Importer and distributor	80%	20%	80%	20%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central East Europe GmbH	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%	100%	—%
Ferrari North Europe L.t.d.	UK	Service company	100%	—%	100%	—%
Ferrari GED S.p.A. (3)	Italy	Investment property	n.a.	n.a.	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services S.p.A. (4)	Italy	Financial services	100%	—%	90%	10%

Indirectly held through other Group entities
Ferrari Financial Services A.G. (5)	Germany	Financial services	100%	—%	90%	10%
Ferrari Financial Services Inc. (5)	USA	Financial services	100%	—%	90%	10%
Ferrari Financial Services Japan KK (5)	Japan	Financial services	100%	—%	90%	10%
410, Park Display Inc. (6)	USA	Company holding real estate	100%	—%	100%	—

(1)	As a result of the Restructuring Ferrari N.V. became the parent company of the Group and directly owns Ferrari S.p.A.. Prior to the Restructuring Ferrari S.p.A. was the parent entity of the Group.
(2)	In August 2014 the Group’s shareholding in Ferrari International Cars Trading (Shanghai) Co. L.t.d. increased from 59 percent to 80 percent. See “Non-Controlling interests” for further information.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

(3)	In September 2015 the Group entered into an agreement to sell a group of assets related to its investment properties, including its participation in Ferrari GED. S.p.A. to Maserati S.p.A..
(4)	In July 2015 the Group acquired the remaining 10% of non-controlling interest of its subsidiary Ferrari Financial Services S.p.A. from Aldasa GmbH, and as a result owns 100% of the share capital of the company.
(5)	Shareholding held by Ferrari Financial Services S.p.A.
(6)	Shareholding held by Ferrari North America Inc.

The proportion of voting rights in the subsidiaries held directly or indirectly by Ferrari does not differ from the proportion of ordinary shares held. Ferrari does not have any shareholdings in preference shares of subsidiaries.

As permitted by IFRS, certain subsidiaries (mainly dormant companies or entities with insignificant operations) are excluded from consolidation on a line-by-line basis and are accounted for at cost. Their aggregate assets and revenues represent less than 1 percent of the Group’s respective amounts for each period and at each date presented by these Consolidated Financial Statements.

Non-controlling interests

The non-controlling interests at December 31, 2015 arise from the Group’s holding in Ferrari International Cars Trading (Shanghai) Co. L.t.d. (“FICTS”) and at December 31, 2014 arise from the Group’s holdings in FICTS and Ferrari Financial Services S.p.A. and its subsidiaries (the “FFS Group”):

	At December 31,
	2015	2014
	(€ thousand)
Equity attributable to non-controlling interests	5,720	8,695
Of which attributable to FICTS	5,720	4,109
Of which attributable to FFS Group	n.a.	4,586

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Net profit attributable to non-controlling interests	2,238	3,644	5,325
Of which attributable to FICTS	1,351	3,059	4,497
Of which attributable to FFS Group	887	585	828

The non-controlling interests in FICTS and the FFS Group are not considered to be significant to the Group for the relevant periods.

Restrictions

The Group may be subject to restrictions which limit its ability to use cash in relation to its interest in FICTS. In particular, cash held in China is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on the Group’s review, it does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2015 amounted to €106,405 thousand.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

4. NET REVENUES

Net revenues are as follows:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Cars and spare parts	2,080,228	1,943,729	1,655,185
Engines	218,657	311,155	187,915
Sponsorship, commercial and brand	441,128	416,673	412,004
Other	114,356	90,803	80,166

Total net revenues	2,854,369	2,762,360	2,335,270

Other primarily includes interest income generated by the FFS Group and net revenues from the management of the Mugello racetrack.

5. COST OF SALES

Cost of sales in 2015, 2014 and 2013 amounted to €1,498,806 thousand, €1,505,889 thousand and €1,234,643 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and parts, including the engines rented to other Formula 1 racing teams, of which, cost of materials, components and labor costs are the most significant portion. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.

Cost of sales in 2015, 2014 and 2013 includes €23,702 thousand, €15,992 thousand and €16,855 thousand, respectively, of interest cost and other financial expenses from financial services companies.

6. SELLING, GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs in 2015, 2014 and 2013 amounted to €174,451 thousand, €167,843 thousand and €136,687 thousand, respectively, and mainly consist of administration expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.

In 2015, general and administrative costs include €15,789 thousand in costs related to the initial public offering process and €19,106 thousand related to the one off employee extra bonus paid to employees for the initial public offering. In 2014, general and administrative costs include €15,027 thousand related to the resignation of the former Chairman of the Group.

Selling costs in 2015, 2014 and 2013 amounted to €164,175 thousand, €132,247 thousand and €123,193 thousand, respectively, and mainly consist of marketing and sales personnel costs. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models and sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

7. RESEARCH AND DEVELOPMENT COSTS

Research and development costs are as follows:

	For the years ended December 31,
	2015	2014	2013
		(€ thousand)
Amortization of capitalized development costs	114,856	125,497	120,444
Research and development costs expensed during the year	446,726	415,336	358,850

Total research and development costs	561,582	540,833	479,294

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

The main component of research and development costs expensed related to the research and development performed for the Formula 1 racing car, which included initiatives to maximize the performance, efficiency and safety of the car, which are expensed as incurred. See Note 14 for information on development costs capitalized.

The U.S. National Highway Traffic Safety Administration (“NHTSA”) recently published guidelines for driver distraction. These guidelines focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. The Group is evaluating these guidelines and their potential impact on the Group’s results of operations and financial position and determining what steps and/or countermeasures, if any, the Group will need to take to comply with these requirements.

8. OTHER EXPENSES/(INCOME), NET

Other expenses/(income), net in 2015 includes other expenses of €33,137 thousand (€39,190 thousand in 2014 and €15,218 thousand in 2013), net of other income of €22,102 thousand (€13,110 thousand in 2014 and €17,314 thousand in 2013).

Other expenses/(income), net mainly relate to accruals to provisions for legal proceedings and disputes and other risks, indirect taxes and other miscellaneous expenses, partially offset by reversal of provisions for legal proceedings and disputes and other risks and other miscellaneous income.

Other expenses in 2015 includes €12,933 thousand of accruals to provisions of which €8,822 thousand related to legal proceedings and disputes and €4,111 thousand primarily related to disputes with suppliers, employees and other parties relating to contracts. The most significant accruals to the provision for legal proceedings and disputes recognized in 2015 relate to litigation with a former distributor.

Other income in 2015 includes €5,802 thousand for the gain on the sale of a group of assets related to the investment properties in Modena, Italy, which the Group sold to the tenant, Maserati S.p.A., an FCA Group company. The total sale price (as determined by an independent valuation) amounted to €37,130 thousand and was received in the third quarter of 2015. At the transaction date the net book value of the assets and liabilities disposed of was €31,328 thousand.

Other expenses/(income), net in 2014 includes other expenses of €39,190 thousand (€15,218 thousand in 2013), net of other income of €13,110 thousand in 2014 (€17,314 thousand in 2013).

Other expenses in 2014 includes €21,372 thousand of accruals to provisions of which €12,783 thousand related to legal proceedings and disputes and €8,589 thousand primarily related to to disputes with suppliers, employees and other parties relating to contracts. The most significant accruals to the provision for legal proceedings and disputes recognized in 2014 relate to litigation with a former distributor.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

9. NET FINANCIAL INCOME/(EXPENSES)

The following table sets out details of financial income and expenses, including the amounts reported in the consolidated income statement within the financial income/(expenses) line item, as well as interest income from financial services activities, recognized under net revenues, and interest cost and other financial charges from financial services companies, recognized under cost of sales:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Financial income:
Interest income from bank deposits	54	2,333	447
Other interest income and financial income	6,473	4,774	1,981

Interest income and other financial income	6,527	7,107	2,428
Finance income from financial services companies	61,587	45,760	38,047

Total financial income	68,114	52,867	40,475

Total financial income relating to:
Industrial companies (A)	6,527	7,107	2,428
Financial services companies (reported within net revenues)	61,587	45,760	38,047

Financial expenses:
Interest expenses on financial liabilities with FCA Group	(15,745)	(6,141)	(5,129)
Capitalized borrowing costs	1,530	1,588	1,981
Other interest cost and financial expenses	(3,163)	(985)	(718)

Interest expense and other financial expenses	(17,378)	(5,538)	(3,866)
Interest expenses from banks	(3,357)	(817)	(315)
Write-downs of financial receivables	(9,607)	(6,769)	(3,997)
Net interest expenses on employee benefits provisions	(79)	(400)	(603)
Other financial expenses	(5,029)	(2,007)	(7,769)

Total financial expenses	(35,450)	(15,531)	(16,550)

Net income/(expenses) from derivative financial instruments and foreign currency exchange rate differences	(4,930)	1,197	118

Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences	(40,380)	(14,334)	(16,432)

Total financial expenses and net income/(expenses) from derivative financial instruments and foreign currency exchange rate differences relating to:
Industrial companies (B)	(16,678)	1,658	423
Financial services companies (reported in cost of sales)	(23,702)	(15,992)	(16,855)

Net financial income/(expenses) relating to industrial companies (A+B)	(10,151)	8,765	2,851

Interest expenses on financial liabilities with FCA Group for the year ended December 31, 2015 includes €9,333 thousand related to the FCA Note.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

10. INCOME TAXES

Income tax expense is as follows:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Current tax expense	153,739	137,468	132,904
Deferred tax (income)	(9,410)	(4,600)	(12,067)
Taxes relating to prior periods	(214)	350	(536)

Total income tax expense	144,115	133,218	120,301

The reconciliation between the income tax expense recorded in the Consolidated Financial Statements and the theoretical tax charge, calculated on the basis of the theoretical tax rates in effect in Italy, is as follows:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Theoretical income tax expense	119,396	109,514	100,760
Tax effect on:
Permanent differences	5,846	(3,061)	(4,411)
Effect of changes in tax rate	4,005	—	—
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	1,631	680	642
Taxes relating to prior years	(214)	350	(536)
Withholding tax on earnings	(384)	6,607	6,358

Total income tax expense, excluding IRAP	130,280	114,090	102,813

Effective tax rate	30.0%	28.6%	28.1%
IRAP (current and deferred)	13,835	19,128	17,488

Total income tax expense	144,115	133,218	120,301

Theoretical income taxes have been calculated at a rate of 27.5 percent for each of the years ended December 31, 2015, 2014 and 2013, which is the theoretical corporate rate of taxation in Italy. During 2015 a change in Italian tax law approved a reduction in the corporate income tax rate, from 27.5 percent to 24.0 percent, which will be effective from January 2017. As a result, deferred tax assets and liabilities expected to reverse in and subsequent to 2017 have been adjusted to reflect the reduction in the corporate income tax rate.

In order to facilitate the understanding of the tax rate reconciliation presented above, IRAP has been presented separately. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for each of the years ended December 31, 2015, 2014 and 2013. The decrease in IRAP in 2015 compared to 2014 is mainly due to a change in the related Italian tax law that allows personnel costs to be deductible for IRAP purposes.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

The analysis of deferred tax assets and deferred tax liabilities at December 31, 2015 and 2014, is as follows:

	At December 31,
	2015	2014
	(€ thousand)
Deferred tax assets:
Deferred tax assets to be recovered after 12 months	56,821	63,935
Deferred tax assets to be recovered within 12 months	65,801	47,781

	122,622	111,716

Deferred tax liabilities:
Deferred tax liability to be recovered after 12 months	(12,604)	(5,368)
Deferred tax liability to be recovered within 12 months	(10,741)	(16,244)

	(23,345)	(21,612)

Net deferred tax assets	99,277	90,104

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At December 31, 2014	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2015
	(€ thousand)
Deferred tax assets arising on:
Provisions	72,763	4,067	—	1,085	77,915
Deferred income	35,039	4,279	—	—	39,318
Employee benefits	3,373	(825)	(306)	—	2,242
Cash flow hedge reserve	26,869	—	(2,602)	—	24,267
Foreign currency exchange rate differences	1,090	(747)	—	—	343
Inventory obsolescence	16,423	8,254	—	398	25,075
Allowances for doubtful accounts	5,292	(1,647)	—	(12)	3,633
Depreciation	22,219	(537)	—	—	21,682
Board of Directors compensation	3,416	(3,416)	—	—	—
Other	11,846	(2,819)	—	1,811	10,838

Total assets	198,330	6,609	(2,908)	3,282	205,313

Deferred tax liabilities arising on:
Depreciation	(11,987)	(1,956)	—	(628)	(14,571)
Capitalization of development costs	(76,570)	(2,961)	—	—	(79,531)
Employee benefits	(1,575)	(138)	—	—	(1,713)
Exchange rate differences	(2,350)	380	—	—	(1,970)
Cash flow hedge reserve	(1)	—	—	—	(1)
Lease accounting	(12,625)	1,168	—	—	(11,457)
Withholding tax on undistributed earnings	(5,228)	4,078	—	—	(1,150)

Total liabilities	(110,336)	571	—	(628)	(110,393)

Deferred tax asset arising on tax loss carry-forward	2,110	2,230	—	17	4,357

Total net deferred tax assets	90,104	9,410	(2,908)	2,671	99,277

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

	At December 31, 2013	Recognized in consolidated income statement	Charged to equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2014
	(€ thousand)
Deferred tax assets arising on:
Provisions	55,802	5,597	—	13,178	(1,814)	72,763
Deferred income	26,163	9,096	—	—	(220)	35,039
Employee benefits	1,945	367	1,061	—	—	3,373
Cash flow hedge reserve	—	—	26,864	—	5	26,869
Foreign currency exchange rate differences	1,090	—	—	—	—	1,090
Inventory obsolescence	16,326	(338)	—	—	435	16,423
Allowances for doubtful accounts	9,106	(1,587)	—	—	(2,227)	5,292
Depreciation	19,428	2,791	—	—	—	22,219
Board of Directors compensation	1,025	2,391	—	—	—	3,416
Other	1,616	(7,899)	—	8,631	9,498	11,846

Total Assets	132,501	10,418	27,925	21,809	5,677	198,330

Deferred tax liabilities arising on:
Depreciation	(9,455)	(2,014)	—	—	(518)	(11,987)
Capitalization of development costs	(70,339)	(3,536)	—	—	(2,695)	(76,570)
Employee benefits	(1,291)	(284)	—	—	—	(1,575)
Exchange rate differences	(804)	(1,546)	—	—	—	(2,350)
Cash flow hedge reserve equity	(19,725)	—	19,724	—	—	(1)
Lease accounting	(12,549)	(76)	—	—	—	(12,625)
Withholding tax on earnings undistributed	(6,075)	847	—	—	—	(5,228)

Total Liabilities	(120,238)	(6,609)	19,724	—	(3,213)	(110,336)

Deferred tax asset arising on tax loss carry-forward	1,322	791	—	—	(3)	2,110

Total net deferred tax assets	13,585	4,600	47,649	21,809	2,461	90,104

The decision to recognize deferred tax assets is made for each company in the Group by assessing critically whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and plans.

Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.

Following the Separation the Group no longer participates in the FCA Group Italian tax consolidation. From 2016 the Group’s entities will participate in a Group tax consolidation under Ferrari N.V.

11. OTHER INFORMATION BY NATURE

Personnel costs in 2015, 2014 and 2013 amounted to €284,947 thousand, €279,680 thousand and €246,207 thousand, respectively. These amounts include costs that were capitalized mainly in connection to product development activities.

In 2015, the Group had an average number of employees of 2,954 (2,843 employees in 2014 and 2,774 employees in 2013).

12. EARNINGS PER SHARE

As discussed in Note 1, for the periods prior to the Restructuring, the Restructuring has been retrospectively reflected in these Consolidated Financial Statements in determining the number of shares outstanding as though it had occurred effective January 1, 2013. Share amounts have been adjusted retrospectively to reflect this change. Following the Restructuring, the Company had 188,921,600 common shares outstanding.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2015, 2014 and 2013:

		For the years ended December 31,
		2015	2014	2013
Profit attributable to owners of the Company	€ thousand	287,816	261,371	240,774
Weighted average number of common shares	thousand	188.922	188.922	188.922

Basic earnings per common share		€1.52	1.38	1.27

Diluted earnings per share

Diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments for the years presented.

13. GOODWILL

At December 31, 2015, goodwill amounted to €787,178 thousand (€787,178 thousand at December 31, 2014).

In accordance with IAS 36, goodwill is not amortized and is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Impairment testing is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value less costs to sell and its value in use.

The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:

•	The expected future cash flows covering the period from 2016 through 2019 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

•	The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.1 percent (1.0 percent in 2014 and 2.0 percent in 2013).

•	The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 7.6 percent (8.2 percent in 2014 and 8.4 percent in 2013). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration.

The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

14. INTANGIBLE ASSETS

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
			(€ thousand)
Gross carrying amount at January 1, 2014	674,585	297,986	109,506	34,991	1,117,068
Additions	42,788	101,969	13,270	2,608	160,635
Divestitures	—	—	(645)	—	(645)
Translation differences	—	—	(9)	(88)	(97)

Balance at December 31, 2014	717,373	399,955	122,122	37,511	1,276,961

Additions	117,110	37,299	9,035	7,589	171,033
Divestitures	—	—	(1,248)	(18)	(1,266)
Reclassification	—	—	(53)	53	—
Translation differences	—	—	1,381	335	1,716

Balance at December 31, 2015	834,483	437,254	131,237	45,470	1,448,444

Accumulated amortization at January 1, 2014	524,482	221,085	97,145	32,189	874,901
Amortization	87,564	37,933	10,091	2,057	137,645
Divestitures	—	—	(630)	—	(630)
Translation differences	—	—	(6)	(211)	(217)

Balance at December 31, 2014	612,046	259,018	106,600	34,035	1,011,699

Amortization	84,865	29,991	11,112	2,692	128,660
Divestitures	—	—	(1,177)	—	(1,177)
Translation differences	—	—	1,231	221	1,452

Balance at December 31, 2015	696,911	289,009	117,766	36,948	1,140,634

Carrying amount at:
January 1, 2014	150,103	76,901	12,361	2,802	242,167

December 31, 2014	105,327	140,937	15,522	3,476	265,262

December 31, 2015	137,572	148,245	13,471	8,522	307,810

Additions of €171,033 thousand in 2015 (€160,635 thousand in 2014) primarily relate to externally acquired and internally generated development costs for the development of new models and investments to develop existing models.

In the year ended December 31, 2015 the Group capitalized borrowing costs of €797 thousand (€892 thousand in the year ended December 31, 2014). Those costs will be amortized over the useful life of the category of assets to which they relate.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

15. PROPERTY, PLANT AND EQUIPMENT

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)

Gross carrying amount at January 1, 2014	22,470	271,441	1,485,537	119,838	13,684	1,912,970
Additions	—	4,371	76,918	11,974	76,100	169,363
Divestitures	—	(2)	(11,985)	(3,097)	—	(15,084)
Translation differences	30	636	(892)	(482)	—	(708)

Balance at December 31, 2014	22,500	276,446	1,549,578	128,233	89,784	2,066,541

Additions	142	23,716	117,618	10,665	32,769	184,910
Divestitures	—	(6,775)	(23,962)	(7,469)	(139)	(38,345)
Translation differences	29	(12)	(458)	55	—	(386)

Balance at December 31, 2015	22,671	293,375	1,642,776	131,484	122,414	2,212,720

Accumulated amortization at January 1, 2014	—	106,504	1,148,438	90,214	—	1,345,156
Depreciation	—	9,712	131,303	8,938	—	149,953
Divestitures	—	(1)	(11,848)	(2,499)	—	(14,348)
Translation differences	—	503	189	(97)	—	595

Balance at December 31, 2014	—	116,718	1,268,082	96,556	—	1,481,356

Depreciation		10,340	124,950	8,995		144,285
Divestitures		(3,947)	(27,167)	(6,515)		(37,629)
Translation differences		(12)	(1,394)	(16)		(1,422)

Balance at December 31, 2015	—	123,099	1,364,471	99,020	—	1,586,590

Carrying amount at:
January 1, 2014	22,470	164,937	337,099	29,624	13,684	567,814

December 31, 2014	22,500	159,728	281,496	31,677	89,784	585,185

December 31, 2015	22,671	170,276	278,305	32,464	122,414	626,130

Additions of €184,910 thousand in 2015 were mainly comprised of additions of €117,618 thousand to plant, machinery and equipment and additions of €32,769 thousand related to advances and assets under construction. Additions to plant, machinery and equipment in 2015 mainly related to investments in cars production lines, engine testing equipment and to upgrade wind tunnel. Additions to advances and assets under construction in 2015 mainly related to car production lines.

Additions of €169,363 thousand in 2014 were mainly comprised of additions of €76,918 thousand to plant, machinery and equipment and additions of €76,100 thousand related to advances and assets under construction. Additions to plant, machinery and equipment in 2014 mainly related to investments in engine assembly lines, engine testing equipment and to upgrade wind tunnel. Additions to advances and assets under construction in 2014 mainly related to the construction of the new building to house the Formula 1 racing team, inaugurated in 2015 and the construction of a new assembly line of V6 engines to be used in the Formula 1 World Championship.

In the year ended December 31, 2015, the Group capitalized borrowing costs of €733 thousand (€696 thousand in the year ended December 31, 2014). Those costs will be amortized over the useful life of the category of assets to which they relate.

At December 31, 2015, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €31,041 thousand (€52,389 thousand at December 31, 2014).

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

	At December 31,
	2015	2014
	(€ thousand)
Investment properties	—	35,565
Delta Top Co option	10,858	10,546
Other securities and other financial assets	978	1,320

Total investments and other financial assets	11,836	47,431

Investment properties

Investment properties at December 31, 2014 related to two buildings which the Group owned in Modena, Italy, which were held for the purpose of earning rental income. The properties were leased to Maserati S.p.A., an FCA Group company. On September 23, 2015, the Group sold a group of assets which included its investment properties to Maserati S.p.A. The total sale price (as determined by an independent valuation) amounted to €37,130 thousand and was received in the third quarter of 2015. At the transaction date the net book value of the assets and liabilities disposed of was €31,328 thousand. The gain on the sale of €5,802 thousand was recorded as other income.

The movement in the net book value is as follows:

	At January 1, 2014	Movements	At December 31, 2014	Movements	At December 31, 2015
			(€ thousand)
Gross carrying amount	53,321	309	53,630	(53,630)	—
Accumulated depreciation	(16,681)	(1,384)	(18,065)	18,065	—

Carrying amount	36,640		35,565		—

The rental income of €2,392 thousand in 2015 (€3,179 thousand in 2014 and €3,170 thousand in 2013) was recognized in the consolidated income statement within net revenues.

Delta Top Co option

The Group has been granted an option by Delta Top Co, a company belonging to the Formula 1 Group (the entity responsible for the promotion of the Formula 1 World Championship). The option allows Ferrari to purchase a fixed number of shares in Delta Top Co for a fixed price on the occurrence of certain events. The option was granted from 2014 until 2020, is renewable, has been subject to an independent valuation and has been measured at fair value. For additional information, see Note 26.

17. INVENTORIES

	At December 31,
	2015	2014
	(€ thousand)
Raw materials	75,812	91,035
Semi-finished goods	67,819	59,771
Finished goods	151,805	145,199

Total inventories	295,436	296,005

The accrual to the provision for slow moving and obsolete inventories recognized within cost of sales during 2015 was €11,610 thousand (€3,091 thousand in 2014 and €2,451 thousand in 2013).

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Changes in the provision for slow moving and obsolete inventories were as follows:

	2015	2014
	(€ thousand)
At January 1,	54,693	53,566

Provision	11,610	3,091
Use and other changes	(5,715)	(1,964)

At December 31,	60,588	54,693

18. CURRENT RECEIVABLES, OTHER CURRENT ASSETS AND DEPOSITS IN FCA GROUP CASH MANAGEMENT POOLS

	At December 31,
	2015	2014
	(€ thousand)
Trade receivables	158,165	183,642
Deposits in FCA Group cash management pools	139,172	942,469
Receivables from financing activities	1,173,825	1,224,446
Current tax receivables	15,369	3,016
Other current assets	46,477	52,052

Total	1,533,008	2,405,625

Trade receivables

The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2015	2014
	(€ thousand)
Trade receivables due from:
FCA Group companies	42,247	69,974
Dealers	45,185	46,421
Sponsors	12,041	25,474
Brand activities	38,789	15,383
Other	19,903	26,390

Total	158,165	183,642

Trade receivables due from dealers relate to receivables for the sale of cars across the dealer network and are generally settled within 15 to 60 days from the date of invoice.

Trade receivables due from FCA Group companies mainly relate to the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group. For additional information, see Note 27.

Trade receivables due from sponsors relate to amounts receivable from sponsors of the Group’s Formula 1 activities.

Trade receivables due from brand activities relate to amounts receivable for licensing and merchandising activities.

The Group is not exposed to concentration of third party credit risk.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

The following table sets forth a breakdown of trade receivables by currency:

	At December 31,
	2015	2014
	(€ thousand)
Trade receivables denominated in:
Euro	112,658	160,582
U.S. Dollar	29,981	18,485
Pound Sterling	4,398	1,456
Chinese Yuan	1,026	1,292
Japanese Yen	3,231	1,271
Other	6,871	556

Total	158,165	183,642

Trade receivables are shown net of an allowance for doubtful accounts determined on the basis of insolvency risk and historical experience. Accruals to the allowance for doubtful accounts are recorded in selling, general and administrative costs in the consolidated income statement. Changes in the allowance for doubtful accounts during the year were as follows:

	2015	2014
	(€ thousand)
At January 1,	14,664	30,198

Provision	10,298	6,356
Use and other changes	(6,591)	(21,890)

At December 31,	18,371	14,664

Deposits in FCA Group cash management pools

Deposits in FCA Group cash management pools represent the Group’s participation until the Separation in a group-wide cash management system at FCA Group, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of funds. Deposits with FCA Group earned Euro Interbank Offered Rate (“EURIBOR”) or London Interbank Offered Rate (“LIBOR”) + 15 bps throughout the period covered by these Consolidated Financial Statements. FCA Group invested the deposits in highly rated, highly liquid money market instruments or bank deposits. The Group accessed funds deposited in these accounts on a daily basis and had the contractual right to withdraw these funds on demand and terminate these cash management arrangements depending on FCA’s ability to pay at the relevant time. The carrying value of current accounts with FCA Group approximates fair value based on the short maturity of these investments. For additional information on deposits in FCA Group cash management pools, see Note 27. Following the Separation on January 3, 2016, these arrangements were terminated and the Group received the cash that was held on deposit. The Group now manages its own liquidity and treasury function on a standalone basis.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Receivables from financing activities

Receivables from financing activities are as follows:

	At December 31,
	2015	2014
	(€ thousand)
Client financing	1,115,661	939,284
Financial receivables from FCA Group companies	—	161,303
Factoring receivables	30,901	89,821
Dealer financing	27,263	33,611
Other	—	427

Total receivables from financing activities	1,173,825	1,224,446

Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of insolvency risks. Accruals to the allowance for doubtful accounts are recorded in cost of sales in the consolidated income statement. Changes in the allowance for doubtful accounts of receivables from financing activities during the year are as follows:

	2015	2014
	(€ thousand)
At January 1,	14,201	10,865

Provision	9,607	6,769
Use and other changes	(5,137)	(3,433)

At December 31,	18,671	14,201

Of which:
Client financing	16,855	11,903
Factoring receivables	1,816	2,150
Dealer financing	—	148

Total	18,671	14,201

Client financing

Client financing relates to financing provided by the Group to Ferrari clients to finance their car acquisition. During 2015 the average duration of such contracts was approximately 53 months and the weighted average interest rate is approximately 5.5 percent. Receivables for client financing are generally secured on the titles of cars or other personal guarantees.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

The following table sets forth a breakdown of client financing by geography:

	At December 31,
	2015	2014
	(€ thousand)
United States	640,953	482,782
United Kingdom	293,804	207,238
Germany	74,735	74,167
Switzerland	56,569	52,971
Italy	3,408	45,817
France	38,659	38,323
Japan	—	28,864
Belgium	7,533	9,122

Total client financing	1,115,661	939,284

Financial receivables from FCA Group companies

The decrease in financial receivables from FCA Group companies primarily relates to the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China.

Factoring receivables

Factoring receivables relate to the purchase of trade receivables from the FCA Group. In 2014 the Group factored receivables in both Italy and the United States and from 2015, only in the United States. Such receivables are purchased on a non-recourse basis and the Group generally earns interest of LIBOR +350 bps (EURIBOR + 350 bps for the Italian receivables factored in 2014 and 2013). The interest earned amounted to €711 thousand for 2015 (€534 thousand for 2014 and €326 thousand for 2013) and is recorded in net revenues, within interest income of financial services activities.

Dealer financing

Receivables for dealer financing are typically generated by sales of cars managed under dealer network financing programs as a component of the portfolio of the financial services companies. In 2015 these receivables were interest bearing at a rate between 2.7 percent and 4.2 percent, with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer network vary from country to country, although payment terms generally range from 1 to 6 months. The Group provides dealer financing in the United States. Until May 2015 the Group also provided dealer financing in Japan and until the end of 2014 in the UK, Germany, Belgium and Switzerland. Receivables on dealer financing are generally secured by the title of the car or other collateral.

The following table sets forth a breakdown of dealer financing by geography:

	At December 31,
	2015	2014
	(€ thousand)
Europe	—	952
United States	27,263	21,965
Japan	—	10,694

Total dealer financing	27,263	33,611

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Other current assets

Other current assets are as follows:

	At December 31,
	2015	2014
	(€ thousand)
Prepayments	19,979	14,191
Italian and foreign VAT credits	9,265	17,205
Due from personnel	699	1,382
Security deposits	869	895
Other receivables	15,665	18,379

Total other current assets	46,477	52,052

At December 31, 2015, the Group had provided guarantees through third parties, amounting to €73,564 thousand (€126,677 thousand at December 31, 2014), principally to the relevant tax authorities in relation to (i) the validity of value added tax (“VAT”) and duties for which the Group requested reimbursement from the relevant tax authorities and (ii) the VAT related to temporary import of classic cars for restoration activities which would become due if the car is not exported.

The analysis of current receivables, other current assets and deposits in FCA Group cash management pools by due date (excluding the prepayments) is as follows:

	At December 31, 2015
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	129,215	2,773	—	26,177	158,165
Deposits in FCA Group cash management pools	139,172	—	—	—	139,172
Receivables from financing activities	252,531	849,145	55,919	16,230	1,173,825
Client financing	210,900	832,612	55,919	16,230	1,115,661
Factoring receivables	30,901	—	—	—	30,901
Dealer financing	10,730	16,533	—	—	27,263
Current tax receivables	14,104	1,265	—	—	15,369
Other current receivables	25,636	855	7	—	26,498

Total	560,658	854,038	55,926	42,407	1,513,029

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

	At December 31, 2014
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	177,607	1,882	—	4,153	183,642
Deposits in FCA Group cash management pools	942,469	—	—	—	942,469
Receivables from financing activities	429,179	729,360	53,875	12,032	1,224,446
Client financing	159,361	714,534	53,875	11,514	939,284
Financial receivables from FCA Group companies	161,303	—	—	—	161,303
Factoring receivables	89,821	—	—	—	89,821
Dealer financing	18,267	14,826	—	518	33,611
Other	427	—	—	—	427
Current tax receivables	3,016	—	—	—	3,016
Other current receivables	37,163	692	6	—	37,861

Total	1,589,434	731,934	53,881	16,185	2,391,434

Total receivables from financing activities at December 31, 2015 includes €1,170,891 thousand (€1,059,592 thousand at December 31, 2014) which relate to the financial services portfolio and such receivables are generally secured on the titles of cars or with other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

Current financial assets and other financial liabilities mainly relates to foreign exchange derivatives. The following table sets further the analysis of derivative assets and liabilities at December 31, 2015 and 2014.

	At December 31,
	2015		2014
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	1,900	(102,066)	8,004	(100,620)

Total cash flow hedges	1,900	(102,066)	8,004	(100,620)
Other foreign exchange derivatives	3,170	(1,266)	743	(3,473)

Total	5,070	(103,332)	8,747	(104,093)

Other foreign exchange derivatives relate to foreign currency forwards which do not meet the requirements to be recognized as cash flow hedges.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

The following tables provide an analysis by foreign currency and due date of outstanding derivative financial instruments based on their fair value and notional amounts:

	At December 31, 2015
	Fair value due within one year	Fair value due between one and two years	Total fair value	Notional amount due within one year	Notional amount due between one and two years	Total notional amount
	(€ thousand)
Currencies:
U.S. Dollar	(77,047)	(1,812)	(78,859)	689,476	67,903	757,379
Pound Sterling	(3,834)	(296)	(4,130)	368,355	5,395	373,750
Chinese Yuan	(7,839)	—	(7,839)	48,658	—	48,658
Swiss Franc	(3,692)	—	(3,692)	93,981	—	93,981
Japanese Yen	(3,434)	—	(3,434)	54,206	—	54,206
Other(1)	(308)	—	(308)	19,628	—	19,628

Total amount	(96,154)	(2,108)	(98,262)	1,274,304	73,298	1,347,602

(1)	Other mainly includes Australian Dollar and Hong Kong Dollar

	At December 31, 2014
	Fair value due within one year	Fair value due between one and two years	Total fair value	Notional amount due within one year	Notional amount due between one and two years	Total notional amount
	(€ thousand)
Currencies:
U.S. Dollar	(46,896)	(29,555)	(76,451)	513,373	304,934	818,307
Pound Sterling	(7,909)	(2,177)	(10,086)	299,304	51,263	350,567
Chinese Yuan	(8,755)	(4,126)	(12,881)	136,573	38,920	175,493
Swiss Franc	(1,144)	(406)	(1,550)	129,246	32,332	161,578
Japanese Yen	5,962	893	6,855	73,499	35,110	108,609
Other(1)	(1,073)	(160)	(1,233)	47,012	12,167	59,179

Total amount	(59,815)	(35,531)	(95,346)	1,199,007	474,726	1,673,733

(1)	Other mainly includes Australian Dollar and Hong Kong Dollar

Cash flow hedges

The effects recognized in the consolidated income statement mainly relate to currency risk management and in particular the exposure to Euro / U.S. Dollar for sales in U.S. Dollar in the United States of America, Canada and Mexico and other markets where the U.S. Dollar is the reference currency.

The policy of the Group for managing currency risk normally requires that projected future cash flows from trading activities which will occur within the following 24 months, and from orders acquired (or contracts in progress), whatever their due dates, be hedged. It is considered reasonable that the hedging effect arising from this and recorded in the cash flow hedge reserve will be recognized in the consolidated income statement, mainly during the following two years.

Derivatives relating to currency risk management are treated as cash flow hedges where the derivative qualifies for hedge accounting. The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the flows of the underlying transaction.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

The Group reclassified gains and losses, net of the tax effect, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Net (costs)/revenues	(145,095)	20,111	7,636
Net financial (expenses)/income	(23,745)	(16,788)	10,982
Income tax benefit/(expense)	53,016	(1,043)	(5,846)

Total recognized in the consolidated income statement	(115,824)	2,280	12,772

The ineffectiveness of cash flow hedges was not material for the years 2015, 2014 and 2013.

20. EQUITY

As discussed in Note 1, for the periods prior the Restructuring, with the exception of the FCA Note and subsequent refinancing (explained in Note 23), which were reflected in the Consolidated Financial Statements only from the dates in which they occurred, the Restructuring has been retrospectively reflected in these Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2013.

Share capital

Following the Restructuring, the fully paid up share capital of the Company is €3,778 thousand at December 31, 2015, 2014 and 2013, respectively, consisting of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01.

The Company did not issue new common shares or special voting shares in the initial public offering and did not receive any of the proceeds. For an explanation of changes in share capital as a result of the Separation see Note 31.

The loyalty voting structure

The purpose of the loyalty voting structure is to reward long-term ownership of the Company’s common shares and to promote stability of the Company’s shareholder base by granting long-term shareholders of the Company with special voting shares. In connection with the Restructuring, the Company issued 188,921,600 special voting shares to FCA and Piero Ferrari. As a result of the Separation, the special voting shares held by FCA were distributed to the FCA shareholders holding FCA special voting shares prior to the Separation. Investors who purchased common shares in the initial public offering may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation. For an explanation of changes in the special voting shares as a result of the Separation see Note 31.

Retained earnings and other reserves

Retained earnings and other reserves includes:

•	the share premium reserve of €5,975,434 thousand at December 31, 2015 (€5,974,271 thousand at December 31, 2014), which resulted from the issuance of common shares pursuant to the Restructuring and from a share premium contribution of €1,162 thousand made by FCA in 2015;

•	the legal reserve of €5 thousand at December 31, 2015, (nil at December 31, 2014), determined in accordance with Dutch law.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans	898	(4,739)	(2,412)

Total items that will not be reclassified to the consolidated income statement in subsequent periods	898	(4,739)	(2,412)

Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/gains on cash flow hedging instruments arising during the period	(160,606)	(145,018)	73,221
Losses/(gains) on cash flow hedging instruments reclassified to the consolidated income statement	168,840	(3,323)	(18,618)

Gains/(losses) on cash flow hedging instruments	8,234	(148,341)	54,603
Exchange differences on translating foreign operations arising during the period	13,344	27,836	(7,467)

Total items that may be reclassified to the consolidated income statement in subsequent periods	21,578	(120,505)	47,136

Total other comprehensive income/(loss)	22,476	(125,244)	44,724

Related tax impact	(2,908)	47,649	(15,347)

Total other comprehensive income/(loss), net of tax	19,568	(77,595)	29,377

Losses on remeasurement of defined benefit plans mainly include actuarial gains and losses arising during the period. These gains and losses are offset against the related net defined benefit liabilities.

The tax effect relating to other comprehensive income/(loss) are as follows:

	For the years ended December 31,
	2015			2014			2013
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
					(€ thousand)
Gains/(losses) on remeasurement of defined benefit plans	898	(308)	590	(4,739)	1,061	(3,678)	(2,412)	1,799	(613)
Gains/(losses) on cash flow hedging instruments	8,234	(2,600)	5,634	(148,341)	46,588	(101,753)	54,603	(17,146)	37,457
Exchange gains/(losses) on translating foreign operations	13,344	—	13,344	27,836	—	27,836	(7,467)	—	(7,467)

Total other comprehensive (loss)/income	22,476	(2,908)	19,568	(125,244)	47,649	(77,595)	44,724	(15,347)	29,377

Transaction with non-controlling interest for the year ended December 31, 2015

Transaction with non-controlling interest for the year ended December 31, 2015 relates to the purchase of the remaining 10 percent of NCI of the subsidiary FFS from Aldasa GmbH. The purchase price for the FFS shares was €8,500 thousand (based on an independent valuation) and the carrying value of the 10 percent interest at the time of purchase was €5,898 thousand. In accordance with IAS 27, the difference of €2,602 thousand was recorded as a reduction to equity.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Transaction with non-controlling interests for the year ended December 31, 2014

	For the year ended December 31, 2014
	Group	NCI
	(€ thousand)
Transactions with non-controlling interests
FICTS
Capital reduction and change in ownership percentage of FICTS from 59% to 80%	3,832	(5,050)
Expiration and renegotiation of FICTS constitution and change in operations	(5,095)	59,074
FFS Inc.
Capital increase	—	1,219

Total change in scope of consolidation	(1,263)	55,243

Capital reduction and change in ownership percentage of FICTS from 59 percent to 80 percent - In June 2014, the Board of Directors of FICTS agreed to perform a capital reduction, returning all of the capital investment to two of the non-controlling interests in FICTS, and reducing the interest of the third non-controlling interest. As a result of the capital reductions, Ferrari’s proportional shareholding in FICTS increased from 59 percent to 80 percent. The carrying value of the non-controlling interest, and Ferrari’s interest in FICTS was adjusted to reflect the change in shareholding structure.

Expiration and renegotiation of FICTS constitution and change in operations - In 2014, the agreement between Ferrari and the non-controlling interests expired. Also in 2014, the agreement between Ferrari and Maserati, which governed how FICTS imported and sold Maserati cars in China, and how Maserati was compensated for such transactions expired. Maserati incorporated a new Chinese entity to distribute Maserati vehicles in China. Accordingly, Ferrari no longer accounted for FICTS as a Joint Operation, but rather as a subsidiary. Such change resulted in the recognition of additional assets and liabilities, previously excluded from the scope of consolidation, and the derecognition of certain assets, which are now accounted for as intercompany transactions.

Dividends declared

FICTS shareholders’ declared dividends to non-controlling interests of €79,369 thousand, representing the aggregate distributable profits at December 31, 2014. An amount of €15,050 thousand was paid to the non-controlling interests in 2014 and €53,942 thousand in 2015. The remaining balance at December 31, 2015, equivalent to €18,308 thousand, has been recorded as other liabilities and will be paid in 2016. See Note 24.

Policies and processes for managing capital

The Group’s objectives when managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

21. EMPLOYEE BENEFITS

The Group’s provisions for employee benefits are as follows:

	At December 31,
	2015	2014
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	23,119	25,837
Pension plans	805	10,492

Total present value of defined benefit obligations	23,924	36,329

Other provisions for employees	54,449	40,485

Total provisions for employee benefits	78,373	76,814

Defined contribution plan

The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2015, 2014 and 2013 was €2,990 thousand, €13,986 thousand and €8,939 thousand, respectively.

Defined benefit obligations

Italian employee severance indemnity (TFR)

Trattamento di fine rapporto or “TFR” relates to the amounts that employees in Italy are entitled to receive when they leave the company and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions the entitlement may be partially advanced to an employee during the employee’s working life.

The Italian legislation regarding this scheme was amended by Law 296 of 27 December 2006 and subsequent decrees and regulations issued in the first part of 2007. Under these amendments, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the company itself. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 revised, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance pay retain the nature of “Defined benefit plans”. Accordingly, the provision for employee severance indemnity in Italy consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been almost entirely earned, with the sole exception of future revaluations. Since 2007 the scheme has been classified as a defined contribution plan, and the Group recognizes the associated cost, being the required contributions to the pension funds, over the period in which the employee renders service.

Pension plans

Group companies, primarily in Germany sponsor non-contributory defined benefit pension plans, for which the Group meets the benefit payment obligation when it falls due. Benefits provided depends on the employee’s length of service and their salary in the final years leading up to retirement.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

The expected benefit payments for defined benefit obligations are as follows:

	Expected benefit payments
	TFR	Pension plans
	(€ thousand)
2016	1,747	112
2017	2,860	80
2018	1,551	173
2019	1,576	190
2020	1,535	189
2021-2024	7,945	283

Total	17,214	1,027

The following table summarizes the changes in the defined benefit obligations:

	TFR liability	Pension plans		Total
	(€ thousand)
Amounts at December 31, 2013	24,423	12,955		37,378

Included in the consolidated income statement	195	5,319		5,514
Included in other comprehensive income/loss
Actuarial (gains)/losses from:
- Demographic assumptions	(67)	—		(67)
- Financial assumptions	2,516	1,380		3,896
- Other	186	724		910
Other
Benefits paid	(1,675)	(9,830)		(11,505)
Other changes	259	(56)		203

Amounts at December 31, 2014	25,837	10,492		36,329

Included in the consolidated income statement	82	72		154
Included in other comprehensive income/loss
Actuarial (gains)/losses from:
- Demographic assumptions	—	—		—
- Financial assumptions	(383)	(155)		(538)
- Other	(583)	223		(360)
Other
Benefits paid	(1,825)	(3,739	) (1)	(5,564)
Settlement	—	(6,792	) (2)	(6,792)
Other changes	(9)	704		695

Amounts at December 31, 2015	23,119	805		23,924

(1)	Includes €3,700 thousand related to the pension obligations paid for the former Chairman of Ferrari Financial Services A.G.
(2)	Relates to settlement of over accruals for pension obligations for the former Chairman of Ferrari Financial Services A.G.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Amounts recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2015			2014			2013
	TFR	Pension plans	Total	TFR	Pension plans	Total	TFR	Pension plans	Total
	(€ thousand)
Current service cost	8	72	80	7	5,120	5,127	18	1,016	1,034
Interest expense	74	—	74	188	199	387	332	250	582

Total recognized in the consolidated income statement	82	72	154	195	5,319	5,514	350	1,266	1,616

The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2015 is equal to 1.6 percent (1.9 percent in 2014 and 3.0 percent in 2013). The average duration of the Italian TFR is approximately 9 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.

The discount rates are used in measuring the pension plan obligation (excluding TFR) and the interest expense/(income) of net period cost. The Group selects these rates on the basis of the rate on return on high-quality (AA rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension defined benefit plan which for 2015 was equal to approximately 1.6 percent (2.1 percent in 2014 and 3.0 percent in 2013). The average duration of the obligations is approximately 5 years.

Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	At December 31,
	2015		2014
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
		(€ thousand)
Impact on defined benefit obligation	(1,675)	2,045	(2,092)	2,463

Total impact on defined benefit obligation	(1,675)	2,045	(2,092)	2,463

The above sensitivity analysis on TFR is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the defined benefit liability recognised in the statement of the financial position.

Other provisions for employees

Other provisions for employees consist of the expected future amounts payable to employees in connection with other remuneration schemes, which are not subject to actuarial valuation, including long-term bonus plans.

At December 31, 2015, other provisions for employees comprised long term bonus benefits amounting to €52,553 thousand (€38,582 thousand at December 31, 2014), jubilee benefits granted to certain employees by the Group in the event of

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

achieving 30 years of service amounting to €1,837 thousand (€1,856 thousand at December 31, 2014), and other provisions for employees amounting to €59 thousand (€47 thousand at December 31, 2014). Interest expense on other provisions for employees amounted to €5 thousand for the year ended December 31, 2015 (€13 thousand and €21 thousand for the years ended December 31, 2014 and 2013, respectively).

22. PROVISIONS

Changes in provisions were as follows:

	At December 31, 2014	Additional provisions	Utilization	Translation differences	At December 31, 2015
	(€ thousand)
Warranty provision	68,512	33,516	(26,028)	312	76,312
Legal proceedings and disputes	44,544	8,822	(8,302)	(87)	44,977
Other risks	21,718	8,535	(10,046)	351	20,558

Total provisions	134,774	50,873	(44,376)	576	141,847

The warranty provision represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Such provisions are recognized on shipment of the car to the dealer.

The warranty provision is estimated on the basis of the Group’s past experience and contractual terms, related costs are recognized within cost of sales. The additional provisions recognized in 2015 were related to an increase in shipment volumes from 2014 to 2015 and a change in product mix.

The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. The most significant accruals to the provision for legal proceedings and disputes recognized in 2015, relate to ongoing disputes with a former distributor. This class of claims relate to allegations by contractual counterparties that the Group has violated the terms of the arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued before the end of 2016 or in 2017, although any such judgment may remain subject to judicial review. While the outcome of such proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to the Group’s financial condition or results of operations.

The utilization related to reversal of accruals for legal proceedings and disputes resolved in 2015. Accruals to the provision for legal proceedings and disputes are recognized within other expenses/(income), net.

The provision for other risks are related to disputes and matters which are not subject to legal proceeding including disputes with suppliers, employees and other parties relating to contracts.

The following table sets forth total other risks recognized for the years ended December 31, 2015, 2014 and 2013.

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	3,847	5,088	2,239
Other expenses/(income), net	4,111	8,589	296
Selling, general and administrative costs	8	1,317	347
Income tax expense	569	—	—

	8,535	14,994	2,882

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

23. DEBT

The breakdown of debt by nature and by maturity is as follows:

	At December 31,
	2015				2014
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
				(€ thousand)
Borrowings from banks	905,419	1,339,725	—	2,245,144	91,982	16,197	926	109,105
Financial liabilities with FCA Group	3,787	—	—	3,787	378,542	—	—	378,542
Other debt	10,203	1,256	—	11,459	20,796	1,777	—	22,573

Total Debt	919,409	1,340,981	—	2,260,390	491,320	17,974	926	510,220

Borrowings from banks

Borrowings from bank at December 31, 2015 were €2,245,144 thousand (€109,105 thousand at December 31, 2014). Financial liabilities at December 31, 2015 included (i) €1,495,725 thousand (nil at December 31, 2014) relating to the Term Loan, (ii) €498,987 thousand relating to the Bridge Loan (nil at December 31, 2014) and (iii) €250,432 thousand relating to other borrowings from banks (€109,105 thousand at December 31, 2014).

The following table details the interest rates of borrowings from banks:

	Currency	At December 31, 2015		Interest Rate
		Principal	Book Value
		(Currency thousand)	(€ thousand)
Term Loan	Euro	1,425,000	1,420,230	EURIBOR 3M + 90bps
Term Loan	U.S. Dollar	82,000	75,495	LIBOR 3M + 90bps
Bridge Loan	Euro	500,000	498,987	EURIBOR 1M + 40bps
Other borrowings from banks	U.S. Dollar	150,000	138,219	LIBOR + 110bps
Other borrowings from banks	U.S. Dollar	100,000	91,975	LIBOR + 95bps
Other borrowings from banks	Euro	n.a.	20,238	various

Total borrowings from banks		2,257,000	2,245,144

Term Loan and Bridge Loan

For information on the Term Loan and Bridge Loan see “The Facility” below.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of Ferrari Financial Services Inc, to support the financial services operations and in particular (i) €138,219 thousand (€62,009 thousand at December 31, 2014) relating to a $150 million U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread. This facility was renewed in January 2016 for a further 18 months; (ii) €91,975 thousand relating to a new $100 million term loan that was entered into on November 17, 2015, the proceeds of which were used to repay financial liabilities with FCA in the United States. This facility bears interest at a fixed rate and matures in December 2016. Other financial liabilities also includes €20,238 thousand (€12,668 thousand at December 31, 2014) relating to various short and medium-term credit facilities of Ferrari S.p.A. At December 31, 2014 other borrowings from banks also included €34,428 thousand of Ferrari Financial Services Japan KK which were repaid during 2015.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Revolving Credit Facility

For information on the Revolving Credit Facility, see “The Facility” below.

Financial liabilities with FCA Group

Financial liabilities with FCA Group at December 31, 2015 were €3,787 thousand (€378,542 thousand at December 31, 2014). The €3,787 thousand outstanding at December 31, 2015 was fully settled following the Separation on January 3, 2016.

Financial liabilities with FCA Group at December 31, 2014 primarily related to a credit line held with Fiat Chrysler Finance North America, the purpose of which was to finance the activities of the financial services portfolio in the Americas.

Other debt

At December 31, 2015 other debt, mainly related to the financial services entities, amounted to €11,459 thousand, €22,573 thousand at December 31, 2014.

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

The Bridge Loan has a 12 month maturity with an option for the Company to extend once for a six-month period. The Bridge Loan bears interest at a rate per annum equal to the aggregate of EURIBOR plus a margin increasing from 40 basis points to 145 basis points depending on the number of months elapsed from first drawdown. The Term Loan and the RCF each have a maturity of five years. The Term Loan bears interest at a rate per annum equal to the aggregate of EURIBOR, plus a margin ranging from 50 basis points to 105 basis points depending on the applicable Consolidated Total Net Debt to Consolidated Adjusted EBITDA ratio, calculated in accordance with the terms of the Facility. The RCF bears interest at a rate per annum equal to the aggregate of EURIBOR with respect to loans denominated in Euro, or LIBOR with respect to loans denominated in other currencies, plus a margin ranging from 35 basis points to 90 basis points depending on the applicable Consolidated Total Net Debt to Consolidated Adjusted EBITDA ratio, calculated in accordance with the terms of the Facility. Loans under the RCF may be drawn in Euro or an alternative currency at Company’s option.

As of December 31, 2015, the proceeds of the Bridge Loan and the Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA. The Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc. The Company intends to refinance the Bridge Loan prior to its maturity with longer term debt, including through capital markets or other financing transactions. As of December 31, 2015, the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

The Facility is unsecured and provides for mandatory prepayments, affirmative and negative covenants and events of default in a form customary for bank financings of investment grade borrowers in the European syndicated loan market. The Facility has no financial maintenance covenants. Mandatory prepayments are required, subject to certain exceptions, in the event of a change of control, as well as, with respect to the Bridge Loan only, (i) issuance of debt securities in capital markets transactions, and (ii) certain relevant disposals. Subject to various exceptions and qualifications, negative covenants include (i) limitations on the Company’s ability to provide security for other financial indebtedness, (ii) restrictions on the financial indebtedness that the Company’s subsidiaries may incur or have outstanding, and (iii) restrictions on the Company’s ability to make certain disposals of assets. Events of default include (i) failure to make payments when due, (ii) other breaches under the Facility not remedied within a 30-day grace period, (iii) breaches of representations and warranties, (iv) attachment by creditors of, or distress, execution, sequestration or other process enforced upon, the whole or any material part of the Group’s assets, (v) cross-payment default or cross-acceleration with certain other financial indebtedness, (vi) cessation of business, (vii) seizure, nationalization or expropriation of material assets; or (viii) bankruptcy or other insolvency proceedings.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

As of December 31, 2015 the Company was in compliance with all covenants under the Facility.

The Facility is limited in recourse to the Company and the other members of the Group which borrow under the Facility.

24. OTHER LIABILITIES

An analysis of other liabilities is as follows:

	At December 31,
	2015	2014
	(€ thousand)
Deferred income	268,452	234,536
Advances	173,669	187,222
Accrued expenses	76,514	85,624
Security deposits	20,695	33,117
Payables to personnel	17,145	28,713
Social security payables	18,950	13,251
Other	79,359	87,915

Total other liabilities	654,784	670,378

Deferred income at December 31, 2015 and 2014 primarily includes amounts received under the scheduled maintenance program (€135,957 thousand at December 31, 2015 and €111,589 thousand at December 31, 2014), which are deferred and recognized as net revenues over the maintenance program term. Deferred income also includes amounts collected under various other agreements, which are reliant on the future performance of a service or other act of the Group.

Advances at December 31, 2015 and 2014 primarily includes advances from clients received for the purchase of special series, limited edition and supercars.

Other liabilities at December 31, 2015 includes €18,308 thousand related to dividends payable to the non-controlling interest in FICTS (€64,319 thousand at December 31, 2014).

An analysis of other liabilities (excluding accrued expenses and deferred income) by due date is as follows:

	At December 31,
	2015				2014
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
				(€ thousand)
Total other liabilities (excluding accrued expenses and deferred income)	289,694	12,512	7,612	309,818	306,630	35,982	7,606	350,218

25. TRADE PAYABLES

Trade payables of €507,499 thousand at December 31, 2015 (€535,707 thousand at December 31, 2014) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT

IFRS 13 establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015 and 2014:

		At December 31, 2015
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		182,753	—	—	182,753
Investments and other financial assets - Delta Top Co option	16	—	—	10,858	10,858
Current financial assets	19	—	5,070	—	5,070

Total assets		182,753	5,070	10,858	198,681

Other financial liabilities	19	—	103,332	—	103,332

Total liabilities		—	103,332	—	103,332

		At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		134,278	—	—	134,278
Investments and other financial assets - Delta Top Co option		—	—	10,546	10,546

Current financial assets	19	—	8,747	—	8,747

Total assets		134,278	8,747	10,546	153,571

Other financial liabilities	19	—	104,093	—	104,093

Total liabilities		—	104,093	—	104,093

In 2015 and 2014, there were no transfers between levels in the fair value hierarchy.

The fair value of current financial assets and other financial liabilities is related to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts and currency swaps is determined by taking the prevailing foreign currency exchange rate and interest rates at the balance sheet date.

The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

The following table provides a reconciliation from the opening balances to the closing balances for fair value measurements categorized in level 3 in 2014 and 2015:

	Other non- current securities	Other financial assets/(liabilities)
	(€ thousand)
At January 1, 2014	—	—
Gains/(losses) recognized in consolidated income statement	—	—
Gains/(losses) recognized in other comprehensive income	—	—
Issue/(settlement)	10,546	—

December 31, 2014	10,546	—

Gains/(losses) recognized in consolidated income statement	312	—
Gains/(losses) recognized in other comprehensive income	—	—
Issues/(settlements)	—	—

At December 31, 2015	10,858	—

Assets and liabilities not measured at fair value on a recurring basis

For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2015		2014
	Note	Carrying amount	Fair value	Carrying amount	Fair value
			(€ thousand)
Deposits in FCA Group cash management pools	18	139,172	139,172	942,469	942,469
Receivables from financing activities		1,173,825	1,173,825	1,224,446	1,225,931
Client financing		1,115,661	1,115,661	939,284	940,769
Financial receivables from FCA Group companies	18	—	—	161,303	161,303
Factoring receivables	18	30,901	30,901	89,821	89,821
Dealer financing	18	27,263	27,263	33,611	33,611
Other	18	—	—	427	427

Total		1,312,997	1,312,997	2,166,915	2,168,400

Debt	23	2,260,390	2,259,878	510,220	509,355

27. RELATED PARTY TRANSACTIONS

Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, and unconsolidated subsidiaries of the Group. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of those a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; in particular, these transactions relate to:

Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group;

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•	the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Magneti Marelli Espana S.A., Automotive Lighting LLC and Automotive Lighting Italia S.p.A. (which form part of “Magneti Marelli”), which is controlled by the FCA Group;

•	transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs, procurement of insurance coverage, accounting and treasury services and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars.

The Group also has the following financial transactions with the FCA Group:

•	the Group sells a portion of its trade and financial receivables to the FCA Bank Group, which is jointly controlled by FCA Group and a third party, on derecognition of the asset, the difference between the carrying amount and the consideration received or receivable is recognized in cost of sales;

•	certain Ferrari financing companies obtain financing from FCA Group companies. Debt from FCA Group companies relate to the amounts owed under such facilities at the dates presented. See Note 23;

•	Ferrari Group companies participated in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represent the Group’s participation in such pools. Deposits with FCA Group earned EURIBOR or LIBOR +15bps. See Note 18. Following the Separation these arrangements have been terminated and the Group manages its liquidity and treasury function on a standalone basis;

•	until September 2015, the Group purchased trade receivables from the FCA Group on a non-recourse basis. The interest earned on such receivables is recorded in net revenues. See Note 18;

•	the Group had financial receivables with Maserati and Automotive Lighting LLC (“Automotive Lighting”), which were settled in 2015. See Note 18.

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Finanziaria S.p.A. related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of leather goods from Poltrona Frau S.p.A. (“Poltrona Frau”). The former Chairman had significant influence over Poltrona Frau until March 25, 2014 when he sold his interest;

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari; and

•	sponsorship agreement relating to Formula 1 activities with Philip Morris International, of which Mr. Marchionne is a director and Mr. Camilleri is Chairman.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities.

The amounts of the transactions with related parties recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2015			2014			2013
	Net revenues	Costs(1)	Net financial income/ (expenses)	Net revenues	Costs(1)	Net financial income/ (expenses)	Net revenues	Costs(1)	Net financial income/ (expenses)
	(€ thousand)
FCA Group companies
Maserati	184,444	2,250	67	259,143	31,345	1,274	194,760	39,759	—
FCA US LLC	1,253	23,562	—	1,110	33,898	—	—	14,997	—
Magneti Marelli	1,397	29,746	—	1,190	24,233	—	970	20,666	—
Other FCA Group companies	7,412	42,768	(11,601)	5,198	38,706	2,793	11,789	18,929	(53)

Total FCA Group companies	194,506	98,326	(11,534)	266,641	128,182	4,067	207,519	94,351	(53)

Exor Group companies (excluding the FCA Group)

Exor Group companies	277	338	—	279	404	—	281	387	—

Other related parties
Poltrona Frau	—	—	—	98	20,115	—	177	22,073	—
COXA S.p.A.	174	7,561	—	279	8,774	—	1	5,732	—
HPE S.r.l.	11	5,518	—	—	3,461	—	—	3,175	—
Other related parties	1,024	6	—	—	120	—	—	543	—

Total other related parties	1,209	13,085	—	377	32,470	—	178	31,523	—

Total transactions with related parties	195,992	111,749	(11,534)	267,297	161,056	4,067	207,978	126,261	(53)

Total for the Group	2,854,369	1,848,467	(10,151)	2,762,360	1,832,059	8,765	2,335,270	1,492,427	2,851

(1)	Costs include cost of sales, selling, general and administrative costs and other expenses/(income).

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Non-financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2015				2014
	Trade receivables	Trade payables	Other current assets(1)	Other liabilities(2)	Trade receivables	Trade payables	Other current assets(1)	Other liabilities(2)
	(€ thousand)
FCA Group companies
Maserati	40,362	4,884	—	34,924	68,224	5,368	—	50,736
FCA US LLC	501	4,248	—	—	1,062	8,250	—	—
Magneti Marelli	1,007	6,169	—	—	516	6,239	—	—
Other FCA Group companies	377	5,399	3,668	122,743	172	2,766	2,417	100,532

Total FCA Group companies	42,247	20,700	3,668	157,667	69,974	22,623	2,417	151,268

Exor Group companies (excluding the FCA Group)

Exor Group companies	2	40	—	—	—	28	—	—

Other related parties
Poltrona Frau	—	—	—	—	1,763	8,564	—	—
COXA S.p.A.	—	1,434	—	—	308	1,448	—	—
HPE S.r.l.	—	1,609	—	—	—	686	—	—
Other related parties	3,670	—	—	2,767	1,647	251	—	—

Total other related parties	3,670	3,043	—	2,767	3,718	10,949	—	—

Total transactions with related parties	45,919	23,783	3,668	160,434	73,692	33,600	2,417	151,268

Total for the Group	158,165	507,499	61,846	780,016	183,642	535,707	55,068	779,894

(1)	Other current assets include other current assets and current tax receivables.
(2)	Other liabilities include other liabilities and current tax payables.

Financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2015				2014
	Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Debt	Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Debt
	(€ thousand)
FCA Global Finance	139,172	—	1,188	3,787	942,469	—	—	378,542
Maserati	—	—	—	—	—	147,071	—	—
Automotive Lighting LLC	—	—	—	—	—	14,232	—	—

Total transactions with related parties	139,172	—	1,188	3,787	942,469	161,303	—	378,542

Total for the Group	139,172	1,173,825	8,626	2,260,390	942,469	1,224,446	8,747	510,220

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Emoluments to Directors, Statutory Auditors and Key Management

The fees of the Directors and Statutory Auditors of Ferrari S.p.A. and the Directors of Ferrari N.V., for carrying out their respective functions, including those in other consolidated companies, are as follows:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Directors of Ferrari S.p.A.	2,904	20,676	8,198
Directors of Ferrari N.V.	243	—	—
Statutory auditors	105	164	139

Total emoluments	3,252	20,840	8,337

The aggregate compensation payable to directors of Ferrari S.p.A. and Ferrari N.V. was €3,147 thousand for 2015

(€20,676 thousand in 2014 and €8,198 thousand in 2013). This is inclusive of the following:

•	an amount of €2,372 thousand in 2015 (€4,132 thousand in 2014 and €7,566 thousand in 2013) for salary;

•	an amount of €15,027 thousand in 2014 for compensation costs related to the resignation of the former Chairman of the Group. At December 31, 2014, the total payable to the former Chairman amounted to €22,083 thousand, and included the amount due for the post employment benefit plan; and

•	an amount of €775 thousand in 2015 (€1,517 thousand in 2014 and €632 thousand in 2013) as the Group’s contribution to defined benefit obligations and long-term bonus plans.

The aggregate compensation payable to key management in 2015 was €16,364 thousand, of which €280 thousand related to long-term benefits.

28. COMMITMENTS

Arrangements with Key Suppliers

From time to time, in the ordinary course of business, the Group enters into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions.

Arrangements with Sponsors

Certain of the Group’s sponsorship contracts include terms whereby the Group is obligated to purchase a minimum quantity of goods and/or services from its sponsors.

Future minimum purchase obligations under these arrangements at December 31, 2015 were as follows:

	At December 31, 2015
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	82,265	96,874	36,183	834	216,156

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Operating lease agreements

The future aggregate minimum lease payments under non-cancellable operating leases, mainly relating to the lease of property and cars, are as follows:

	At December 31, 2015
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Future minimum lease payments under operating lease agreements	3,649	4,275	766	—	8,690

During 2015, the Group’s operating lease expenses amounted to €19,162 thousand (€14,881 thousand in 2014 and €15,349 thousand in 2013).

29. QUALITATIVE AND QUANTITATIVE INFORMATION ON FINANCIAL RISKS

The Group is exposed to the following financial risks connected with its operations:

•	credit risk, arising both from its normal commercial relations with final clients and dealers, and its financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require, and to financial instruments in general;

•	financial market risk (principally relating to foreign currency exchange rates, and to a much lesser extent, interest rates), as the Group operates internationally in different currencies.

These risks could significantly affect the Group’s financial position and results of operations, and for this reason the Group identifies and monitors these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group. The quantitative data reported in the following section does not have any predictive value, in particular the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.

The maximum credit risk to which the Group is theoretically exposed at December 31, 2015 is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.

Dealers and clients are subject to a specific evaluation of their creditworthiness. Additionally, it is Group practice to obtain financial guarantees against risks associated with credit granted for the purchase of cars and parts. These guarantees are further strengthened, where possible, by retaining title on cars subject to financing agreement.

Credit positions of material significance are evaluated on an individual basis. Where objective evidence exists that they are uncollectible, in whole or in part, specific write-downs are recognized. The amount of the write-down is based on an estimate of the recoverable cash flows, timing of those cash flows, the cost of recovery and the fair value of any guarantees received.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Receivables from financing activities amounting to €1,173,825 thousand at December 31, 2015 (€1,224,446 thousand at December 31,2014) are shown net of the allowance for doubtful accounts amounting to €18,671 thousand (€14,201 thousand at December 31, 2014). After considering the allowance for doubtful accounts, €16,230 thousand of receivables were overdue (€12,032 thousand at December 31, 2014). Therefore, overdue receivables represent a minor portion of receivables from financing activities.

In addition, of the total receivables from financing activities, €1,170,891 thousand (€1,059,592 thousand at December 31, 2014) relate to the financial services portfolio and such receivables are generally secured on the titles of cars or with other guarantees.

Trade receivables amounting to €158,165 thousand at December 31, 2015 (€183,642 thousand at December 31, 2014) are shown net of the allowance for doubtful accounts amounting to €18,371 thousand (€14,664 thousand at December 31, 2014). After considering the allowance for doubtful accounts, €26,177 thousand of receivables were overdue (€4,153 thousand at December 31, 2014).

Liquidity risk

Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions. The main determinant of the Group’s liquidity position is the cash generated by or used in operating and investing activities.

Prior to the Separation, the Group participated in cash pooling arrangements with FCA. From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. Following the Separation, the main funding operations and investments in cash and marketable securities of the Group are centrally managed or supervised by the treasury department with the aim of ensuring effective and efficient management of the Group’s liquidity. Following the Separation, the Group has established series of policies which are managed or supervised centrally by the treasury department with the purpose of optimizing the management of funds and reducing liquidity risk which include:

•	centralizing liquidity management through the use of cash pooling arrangement

•	maintaining a conservative level of available liquidity

•	diversifying sources of funding

•	obtaining adequate credit lines

•	monitoring future liquidity requirements on the basis of business planning

Intercompany financing between Group entities is not restricted other than through the application of covenants requiring that transactions with related parties be conducted at arm’s length terms.

Details on the maturity profile of the Group’s financial assets and liabilities and on the structure of derivative financial instruments are provided in Notes 19 and 23. Details of the repayment of derivative financial instruments are provided in Note 19.

During 2015 the Group entered into a new revolving credit facility of €500 million which was entirely undrawn at December 31, 2015. The Group believes that the funds currently available to it, in addition to those that will be generated from operating activities, will enable Ferrari to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility. The Group, therefore believes there is no significant risk of a lack of liquidity.

Financial market risks

The Group’s primary market risk is exposure to foreign currency, which arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.

Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the consolidated income statement within the net financial income/(expenses) line item or as cost of sales for charges arising from financial services companies.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2015, except for those arising on financial instruments measured at fair value, amounted to net income of €10,794 thousand (net income of €15,663 thousand and net expenses of €9,110 thousand for the years ended December 31, 2014 and 2013, respectively).

The impact of foreign currency exchange rate differences arising from financial services companies, recognized under cost of sales, for the year ended December 31, 2015 amounted to net income of €20,908 thousand (net income of €14,575 thousand and net expenses of €4,107 thousand for the years ended December 31, 2014 and 2013, respectively).

The Group’s exposure to interest rate risk, though less significant, arises from the need to fund financial operating activities and the necessity to deploy surplus funds. In addition, during 2015 the Group entered into a new Term Loan and Bridge Loan for a total amount of €2 billion which bear floating rates of interest. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These financial market risks could significantly affect the Group’s financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

As part of the FCA Group, Ferrari applied the FCA Group treasury risk management policies. Following the Separation Ferrari has implemented risk management policies primarily relating to foreign exchange, interest rate and liquidity risk.    The policies as an independent Group are substantially in line with those that the Group followed under the FCA Group.

Risk management policies permit derivatives to be used for managing exposures to foreign exchange rates and interest rates. Derivatives cannot be entered into for speculative purposes and counterparties to the agreements are major financial instititutions.

In particular, the Group has used derivative financial instruments as cash flow hedges for the purpose of fixing the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will be accounted for. Accordingly, as a result of applying risk management policies with respect to foreign currency exchange exposure, the Group’s results of operations and cash flows have not been fully exposed to fluctuations in foreign currency exchange rates.

The foreign currency exchange rate exposure on forecasted commercial flows is hedged by derivative financial instruments. Despite these hedging transactions, sudden adverse movements in foreign currency exchange rates could have a significant effect on the Group’s earnings and cash flows.

Information on the fair value of derivative financial instruments held is provided in Note 19.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have. The quantitative data reported below does not have any predictive value, in particular the sensitivity analysis on financial market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.

Quantitative information on foreign currency exchange rate risk

The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•	Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2015, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 53 percent of the Group’s turnover (44 percent in 2014).

•

The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and Mexico and other markets where the U.S. Dollar is the reference currency. In 2015,

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

the value of commercial activity exposed to changes in the Euro/U.S. Dollar exchange rate accounted for about 67 percent (63 percent in 2014)) of the total currency risk from commercial activity. Other significant exposures included the exchange rate between the Euro and the following currencies: Swiss Franc, Pound Sterling, Canadian Dollar, Australian Dollar, Japanese Yen, Chinese Yuan and Hong Kong Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2015, with the exception of the Pound Sterling, which represented approximately 12 percent (12 percent in 2014). It is the Group’s policy to use derivative financial instruments to hedge a certain percentage of the exposure, on average between 50 percent and 90 percent. Until 2014, some exposures were covered over a 24- month rolling period, and since 2015 such timeframe has been reduced to 12 months for all currencies. For firm commitments, the policy is to fully hedge the exposure.

•	Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, the United Kingdom, Switzerland, China, Hong Kong, Japan, Australia and Singapore. As the Group’s reporting currency is the Euro, the income statements of those companies are converted into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro.

•	The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/(loss) under gains/(losses) from currency translation differences.

The Group monitors its principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the reporting date.

There have been no substantial changes in 2015 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2015 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €135,271 thousand

(€177,704 thousand at December 31, 2014). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Information on interest rate risk

The Group’s exposure to interest rate risk, though less significant, arises from the need to fund financial operating activities and the necessity to deploy surplus funds. In addition, during 2015 the Group entered into a new Term Loan and Bridge Loan for a total amount of €2 billion which bear floating rates of interest. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These financial market risks could significantly affect the Group’s financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through operating and financing activities and if required, through the use of derivative financial instruments. The Company did not enter into any interest rate derivatives in the periods covered by the Consolidated Financial Statements.

The Group’s most significant floating rate financial assets were the deposits in FCA Group cash management pools, cash and cash equivalents and certain receivables from financing activities (mainly financial receivables from FCA Group companies, factoring receivables, dealer financing and some client financing receivables) while the Group’s debt generally bears floating rates of interest. At December 31, 2015, a 10 basis point decrease in interest rates on such floating rate financial assets and debt, with all other variables held constant, would have resulted in an increase in profit before taxes of €1,204 thousand on an annual basis (a decrease of €598 thousand at December 31, 2014). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

30. ENTITY-WIDE DISCLOSURES

The following table presents an analysis of net revenues by geographic location of the Group’s clients:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Italy	238,532	514,277	372,817
Other EMEA	1,209,916	1,113,823	1,008,015
Americas (1)	884,971	635,507	536,483
Greater China (2)	257,249	289,069	235,399
Rest of APAC (3)	263,701	209,684	182,556

Total net revenues	2,854,369	2,762,360	2,335,270

(1)	Includes United States, Canada, Mexico and the rest of Central and South America
(2)	Includes mainland China, Hong Kong and Taiwan
(3)	Mainly relates to Japan and Australia

The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2015			2014
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Investment properties	Goodwill	Intangible assets
	(€ thousand)
Italy	617,420	787,178	304,754	576,388	35,565	787,178	260,990
Other EMEA	2,779	—	1,691	3,194	—	—	2,205
Americas (1)	4,347	—	1,071	3,696	—	—	1,035
Greater China (2)	532	—	—	711	—	—	1
Rest of APAC (3)	1,052	—	294	1,196	—	—	1,031

Total	626,130	787,178	307,810	585,185	35,565	787,178	265,262

(1)	Includes United States, Canada, Mexico and the rest of Central and South America
(2)	Includes mainland China, Hong Kong and Taiwan
(3)	Mainly relates to Japan and Australia

31. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through February 25, 2016, which is the date the Consolidated Financial Statements were authorized for issuance.

The Separation

As explained in Note 1, the Restructuring transactions were completed in October 2015. The remaining steps of the Separation were completed between January 1 and January 3, 2016 and were performed through two consecutive demergers followed by a merger under Dutch law. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

Ferrari N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

Following the Separation, the share capital of Ferrari N.V. amounted to €2.5 million, comprising 193,923,499 common shares and 56,497,618 special voting shares all with nominal value of €0.01 per share. Ferrari N.V. has 5,000,000 common shares held in treasury.

Following the Separation, the cash pooling and financial liabilities with the FCA Group were settled and the relevant agreements were terminated. The derivative contracts which were previously held by FCA were novated to Ferrari S.p.A.

The Separation had no impact on the Company’s results of operations or financial position.

Finally, on January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.

Distribution of Reserves

On February 19, 2016, the Board of Directors approved a distribution of €0.46 per share, amounting to a total distribution of €87 million. The distribution will be made from the share premium reserve which is a distributable reserve under Dutch law. These financial statements do not reflect this distribution.

Securitization

On January 19, 2016, Ferrari Financial Services Inc. performed its first securitization program of retail financial receivables in the United States.

Ferrari N.V.

Index to Company Financial Statements

Page
INCOME STATEMENT / STATEMENT OF COMPREHENSIVE INCOME	178
STATEMENT OF FINANCIAL POSITION	179
STATEMENT OF CHANGE IN EQUITY	181
STATEMENT OF CASH FLOWS	180
NOTES TO THE COMPANY FINANCIAL STATEMENTS	182

Ferrari N.V.

INCOME STATEMENT / STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2015 and 2014

		For the years ended December 31,
	Note	2015	2014
		(€ thousand)
Revenues	4	461	—
Other income	4	2,613	—
Cost of sales		412	—
Selling, general and administrative costs	5	10,536	38
Other expenses		1,756	—
Net financial expenses	6	10,949	12

Loss before taxes		(20,579)	(50)
Income tax benefit	7	2,529	—

Net loss / Comprehensive loss		(18,050)	(50)

The accompanying notes are an integral part of the Company Financial Statements.

Ferrari N.V.

STATEMENT OF FINANCIAL POSITION

at December 31, 2015 and 2014

		At December 31,
	Note	2015	2014
		(€ thousand)
Assets
Property, plant and equipment	8	55	—
Investments in subsidiaries	9	8,778,123	150
Deferred tax assets		23	—

Total non-current assets		8,778,201	150

Inventories	10	4,025	—
Trade receivables	11	4,102	—
Financial receivables	12	95,127	—
Other current assets		3,384	8
Cash and cash equivalents	13	8,100	42

Total current assets		114,738	50

Total assets		8,892,939	200

Equity and liabilities
Share capital	14	3,778	50
Share premium	14	5,975,434	—
Retained deficit	14	(18,117)	(67)

Total equity		5,961,095	(17)

Non-current debt	16	1,261,897	—
Deferred tax liabilities		25	—

Total non-current liabilities		1,261,922	—

Trade payables	15	5,077	—
Current debt	16	1,661,769	202
Tax payables		96	—
Other current liabilities	17	2,980	15

Total current liabilities		1,669,922	217

Total liabilities		2,931,844	217

Total equity and liabilities		8,892,939	200

The accompanying notes are an integral part of the Company Financial Statements.

Ferrari N.V.

STATEMENT OF CASH FLOWS

for the years ended December 31, 2015 and 2014

	For the years ended December 31,
	2015	2014
	(€ thousand)
Cash and cash equivalents at beginning of the year	42	50
Cash flows used in operating activities:
Loss before taxes	(20,579)	(50)
Depreciation and impairment charges	9	—
Interest expenses	10,885	—
Other non-cash income and expenses	294	1
Change in inventories	17	—
Change in trade receivables	(2,431)	—
Change in trade payables	3,705	—
Change in other operating assets and liabilities	40	(4)
Interest paid	(9,337)	—

Total	(17,397)	(53)

Cash flows used in investing activities:
Investments in financial receivables with related parties	(91,923)	—

Total	(91,923)	—

Cash flows used in financing activities:
Proceeds from borrowings	1,916,088	45
Proceeds from borrowings with related parties	1,000,000	—
Repayment of FCA Note	(2,800,000)	—

Total	116,088	45

Total change in cash and cash equivalents	6,768	(8)

Cash acquired in UK Branch	1,290	—

Cash and cash equivalents at end of the year	8,100	42

The accompanying notes are an integral part of the Company Financial Statements.

Ferrari N.V.

STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2015 and 2014

	Share capital	Share premium	Retained deficit	Total equity
	(€ thousand)
At December 31, 2013	50	—	(17)	33
Comprehensive loss	—	—	(50)	(50)

At December 31, 2014	50	—	(67)	(17)

Comprehensive loss	—	—	(18,050)	(18,050)
Share issuance	3,728	5,974,272	—	5,978,000
Share premium contribution	—	1,162	—	1,162

At December 31, 2015	3,778	5,975,434	(18,117)	5,961,095

The accompanying notes are an integral part of the Company Financial Statements.

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

1. Corporate information and principal activities

The company was incorporated as a public company (naamloze vennootschap) under the laws of the Netherlands on May 24, 2013 under the name New Business Netherlands N.V.. On October 17, 2015, New Business Netherlands N.V. was renamed Ferrari N.V. The principal activity of Ferrari N.V. (the “Company” and together with its subsidiaries the “Group”) is to act as a holding company for the investment in Ferrari S.p.A., which together with its subsidiaries is focused on the design, engineering, production and sale of luxury performance sports cars. From October 2015, the Company also has a branch in the United Kingdom which provides sales, after-sales and support services for the Ferrari brand. The Company’s official seat (statutaire zetel) is in Amsterdam, the Netherlands, and the Company’s registered office is in Maranello, Italy at Via Abetone Inferiore 4.

2. Change in accounting framework and restructuring transactions

Change in accounting framework

In 2015, the Company changed the accounting framework applicable to its financial statements from Dutch Generally Accepted Accounting Principles (“Dutch GAAP”) to International Financial Reporting Standards (“IFRS”) as adopted by the European Union. The date of transition to IFRS is January 1, 2014. The Company applied the principles of IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1). No adjustments were necessary in the comparative information as there were no differences between IFRS and Dutch GAAP in respect of the transactions that occurred prior to and during 2014.

Management considers the primary focus of the company financial statements to be the legal entity perspective and considers that these company financial statements should properly reflect the cost of the subsidiaries acquired through their contribution as well as the amounts that are eligible for distribution to the Company’s shareholders. Management believes that the measurement of its subsidiaries at cost, as permitted under IFRS, provides the best insight into the Company’s financial position and results, in addition to the information provided in the consolidated financial statements.

Restructuring transactions

During 2015 the assets and business of Ferrari North Europe Limited were acquired by the Company and the investment in Ferrari S.p.A. was transferred to the Company as part of a corporate restructuring transaction which was performed as follows:

In October, 2015 the following transactions took place:

•	The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange the Company issued to Ferrari North Europe Limited a note in the principal amount of £2.8 million (€3.8 million), (the “FNE Note”).

•	Fiat Chrysler Automobiles N.V. (“FCA”) transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•	FCA contributed €5.1 billion to the Company in consideration of the issue to FCA of 156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA owned 170,029,440 common shares and special voting shares, equal to 90 percent of the Company’s common shares outstanding. €5.1 billion of the proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note was €2.8 billion. The FCA Note was reimbursed through third party debt in December 2015.

•	Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari owns 18,892,160 common shares and special voting shares, equal to 10.0 percent of the Company’s common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

As a result of the transactions listed above, from October 17, 2015, Ferrari S.p.A. became a wholly owned subsidiary of the Company.

Subsequently, on October 21, 2015 the initial public offering of the Company’s common shares was completed and the Company’s shares were listed on the New York Stock Exchange, as a result of which FCA sold 10 percent of its shareholding in the Company. The Company did not receive any proceeds from the initial public offering. Therefore, at December 31, 2015, FCA owned approximately 80 percent of the Company’s common shares, Piero Ferrari owned 10 percent and public shareholders owned the remaining 10 percent.

With a series of transactions, on January 3, 2016, FCA distributed its shareholding in the Company to its shareholders and holders of mandatory convertible securities (the “Separation”). See also Note 23.

The initial investment in Ferrari S.p.A. arising from the restructuring is measured based on the transaction price of €8,778 million, as determined by an independent valuation.

3. Basis of preparation and significant accounting policies

Date of authorization of issue

The separate financial statements of the Company (the “Company Financial Statements”) for the year ended December 31, 2015 were authorized for issuance by the Board of Directors on February 25, 2016.

Statement of compliance

The Company Financial Statements have been prepared in accordance with IFRS as adopted by the European Union.

Measurement basis

The Company Financial Statements were prepared using the same accounting principles as set out in the notes to the consolidated financial statements, except for the valuation of the investments as presented under “investments in subsidiaries” in the Company Financial Statements. These policies were consistently applied to all years presented. The amounts in the Company Financial Statements are presented in thousands of Euro (€) except when otherwise indicated.

Format of the Company Financial Statements

Ferrari N.V. presents the income statement by function.

Investments in subsidiaries

Investments in subsidiaries are stated at cost, less impairment. Dividend income from the Company’s subsidiaries are recognized in the income statement when the right to receive payment is established.

Impairment of investments in subsidiaries

The Company assesses at each reporting date whether there is an indication that the investment in subsidiaries may be impaired. If any such indication exists, the Company makes an estimate of the asset’s recoverable amount. The recoverable amount is defined as the higher of an investments fair value less costs to sell and its value in use. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, if no impairment loss had been recognized for the asset in prior years. Such a reversal is recognized in the income statement.

Foreign currency transactions

The financial statements are prepared in Euro, which is the Company’s functional and presentation currency. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign currency exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the income statement.

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

Foreign currency translation

The Company has a branch in the United Kingdom (UK) that operates in Pounds Sterling. At each reporting period, the assets and liabilities within the UK branch are translated to Euro using the exchange rate at the balance sheet date and the income statement is translated using the average exchange rate for the period. Translation differences resulting from the application of this method are classified as currency translation differences within other comprehensive income/(loss) until the disposal of the branch. The foreign currency gain for the year ended December 31, 2015 amounted to €0.7 thousand.

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2015
	Average	At December 31,
U.S. Dollar	1.1094	1.0887
Pound Sterling	0.7259	0.7340

Trade receivables

Trade receivables are amounts due for goods sold or services provided in the ordinary course of business. Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, less any provision for allowances.

Inventories

Inventories of demo vehicles and spare parts are stated at the lower of cost and net realizable value, cost being determined on a first in-first-out (FIFO) basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Deferred income

Deferred income relates to amounts received in advance under certain agreements, primarily relating to marketing and advertising events hosted for third party dealers, which are reliant on the future performance of a service or other act of the Company. Deferred income is recognized as revenues or other income when the Company has fulfilled its obligations under the terms of the various agreements.

Revenues

Revenues relate to the sale of demo vehicles and parts to dealers and other income generated for marketing-related events hosted by the Company on behalf of third party dealers, such as new car launches. Revenues are recognized if it is probable that the economic benefits associated with a transaction will flow to the Company and the revenue can be reliably measured. Revenues are recognized when the risks and rewards of ownership are transferred to our third party dealers or when the services have been provided, the sales price is agreed or determinable and collectability is reasonably assured; for cars this generally corresponds to the date when the cars are released to the carrier responsible for transporting cars to dealers. Revenues are recognized net of discounts including but not limited to, sales incentives and performance based bonuses. Deferred income principally relates to advances received from dealers for marketing-related events.

Other income

Other income primarily relates to services performed by the Company on behalf of its subsidiaries for certain corporate services rendered and other recharge fees.

Derivative financial instruments

Derivative financial instruments are used for economic hedging purposes in order to reduce currency risk between the Euro and the US Dollar. The Company does not apply hedge accounting. All derivative financial instruments are measured at fair value. The gains and losses from the fair value measurement of derivative financial instruments are recognized immediately in the income statement with net financial expenses.

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

Dividends

Dividends payable by the Company are reported as a change in equity in the period in which they are approved by the shareholders as applicable under local rules and regulations.

Statement of cash flows

The statement of cash flows is prepared using the indirect method with a breakdown into cash flows from operating, investing and financing activities.

Standards issued but not yet effective

The following new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2015 and have not been applied in preparing the Company Financial Statements:

Issued and effective as from the 2016 financial year

IFRS 11 - Joint Arrangements amendments (issued May 2014)

IAS 1 - Presentation of Financial Statements amendments (issued December 2014)

IAS 16 - Property, Plant and Equipment and IAS 38 - Intangible Assets amendments (issued May 2014)

IAS 27 - Equity Method in Separate Financial Statements (issued August 2014)

Annual improvements 2012-2014 (issued September 2014)

Issued by IASB and not endorsed by the European Union

IFRS 9 - Financial Instruments

IFRS 15 - Revenue from Contracts with Customers

IFRS 16 - Leases

Amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Investments in Associates and Joint Ventures

Amendments to IAS 12 - Income Taxes

Amendments to IAS 7 - Statement of Cash Flows

The Company will introduce the new standards, amendments to standards and interpretations once endorsed by the European Union, as of their effective dates. The Company is currently evaluating the impact of the standards.

Further information on standards issued but not yet effective is provided in the consolidated financial statements.

Use of estimates

The Company Financial Statements are prepared in accordance with IFRS, which requires the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant. The estimates and underlying assumptions are reviewed periodically and continuously by the Company. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimate are recognized in the income statement in the period in which the adjustment is made, or prospectively in future periods. The estimates and assumptions that management considers most critical for the Company Financial Statements relate to investments in subsidiaries and in particular relating to impairment indicators. See Note 9.

4. Revenues and other income

In 2015, revenues of €461 thousand related to sales of demo vehicles to dealers and marketing-related income for events hosted on behalf of dealers.

In 2015, other income of €2,613 thousand related to related party income for corporate services rendered and costs recharged to Ferrari S.p.A.

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

5. Selling, general and administrative costs

Selling, general and administrative costs consisted of the following:

	For the years ended December 31,
	2015	2014
	(€ thousand)
Legal and professional services	9,733	38
Advertising expenses	284	—
Personnel expenses	264	—
Other expenses	255	—

Total operating expenses	10,536	38

Legal and professional services in 2015 mainly related to fees and expenses in relation to the restructuring and initial public offering. The number of employees of Ferrari N.V. in full time equivalents at December 31, 2015 was 13 (nil at December 31, 2014). All employees work outside of the Netherlands in the UK Branch.

6. Net financial expenses

Net financial expense of €10,949 thousand relates to interest expense of €10,928 thousand and losses on derivative financial instruments of €308 thousand, partially offset by foreign currency gains of €244 thousand and interest income of €43 thousand.

For 2015, financial expenses mainly relate to (i) interest expense of €9,333 thousand on the FCA Note which was issued on October 17, 2015 and repaid on December 16, 2015, (ii) interest expense of €659 thousand on the new term loan and bridge loan, which were drawn down on December 16, 2015, and (iii) interest expense of €432 thousand relating to the financial liability of €1 billion with Ferrari S.p.A. See Note 16.

Losses on derivative instruments of €308 thousand relate to a currency swap entered into to hedge exposure to foreign currency exchange fluctuations of a U.S. Dollar denominated related party receivable. See Note 12.

7. Income tax benefit

Income tax benefit is as follows

	For the years ended December 31,
	2015	2014
	(€ thousand)
Current income tax benefit	2,574	—
Deferred income tax expense	(45)	—

Total income tax benefit	2,529	—

In 2015, income tax benefit relates to the Company’s participation in the FCA Group Italian tax consolidation.

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

Following the Separation the Group no longer participates in the FCA Group Italian tax consolidation. From 2016 the Group’s entities will participate in a Group tax consolidation under Ferrari N.V.

	For the years ended December 31,
	2015	2014
	(€ thousand)
Loss before tax	(20,579)	(50)
Theoretical income tax benefit	5,659	14
Tax effect on:
Permanent differences	(3,130)	(14)

Total income tax benefit	2,529	—

Effective tax rate	12.3%	0.0%

Theoretical income tax benefit has been calculated at a rate of 27.5 percent for the year ended December 31, 2015 and 2014, which is the corporate rate of taxation according to the Italian Tax Code. Permanent differences mainly relate to interest expense on the FCA Note (Note 16) that are not deductible for tax purposes.

Until the Separation, the Company participated in FCA’s tax consolidation. Therefore, the income tax benefit of €2,561 thousand at December 31, 2015 has been classified as a receivable within other current assets.

8. Property, plant and equipment

At December 31, 2015, property, plant and equipment was €55 thousand. There are no liens, pledges, collateral or restrictions on use over property, plant and equipment. Depreciation and impairment charges for 2015 were €74 thousand.

9. Investment in subsidiaries

As described in Note 2, on October 17, 2015, FCA and Piero Ferrari transferred their shareholdings in Ferrari S.p.A. to the Company, as a result of which Ferrari S.p.A. is a wholly owned subsidiary of the Company. The investment in Ferrari S.p.A. is based on the agreed transaction price of €8,778,000 thousand. The transaction price is based on an independent valuation. Investments in subsidiaries also includes €123 thousand (€150 thousand at December 31, 2014) relating to the subsidiary New Business 33 S.p.A. (formerly Fiat Investments S.p.A.), which was acquired in 2013.

Impairment testing

Our investment in Ferrari S.p.A. is recorded at cost of €8.8 billion. At December 31, 2015 the market capitalization of Ferrrari N.V. amounted to approximately €8.3 billion (based on a share price of $48.0 per share, equivalent to €44.1 per share). The valuation difference between Ferrari N.V. and Ferrari S.p.A. mainly relates to the additional debt of €2.8 billion in Ferrari N.V. Therefore, for an impairment indicator in the investment to exist, based on the market capitalization, the share price would need to fall below €31.76 per share. At the balance sheet date and at the date of authorization of the Company Financial Statements, considering the share price of the Company, there was no impairment indicator based on market capitalization. The impairment test performed in respect of the Consolidated Financial Statements, as disclosed in Note 13, did not provide for an impairment indicator either.

10. Inventories

At December 31, 2015, inventories amounted to €4,025 thousand and related to demo vehicles and parts that are sold to third party dealers. Demo vehicles and parts are purchased from Ferrari S.p.A. and are recorded at cost. No provisions have been recorded for inventories.

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

11. Trade receivables

At December 31, 2015, trade receivables includes related party receivables of €3,036 thousand due from Ferrari S.p.A. for corporate services rendered and fees recharged. Trade receivables with third parties amounted to €1,066 thousand relating to amounts due for sales of demo vehicles and parts.

The carrying amount of trade receivables is deemed to approximate their fair value. All trade receivables are due within one year and there are no overdue balances. No provision has been recorded for trade receivables.

12. Financial receivables

At December 31, 2015, financial receivables mainly includes a related party loan from Ferrari Financial Services Inc. of €92,607 thousand (USD$100 million), which was settled in January 2016 and €1,162 thousand relating to amounts due from FCA N.V. relating to a share premium contribution. See Notes 23 and 14, respectively for further information.

13. Cash and cash equivalents

At December 31, 2015, cash and cash equivalents amounted to €8,100 thousand and consisted of €7,102 thousand denominated in Euro and €998 denominated in Pound Sterling. The carrying amount of cash and cash equivalents is deemed to be in line with their fair value. There was no restricted cash at December 31, 2015.

Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks.

14. Equity

Share capital

At December 31, 2014, the fully paid-up share capital of the Company was €50 thousand, consisting of 5,000,000 common shares with a nominal value of €0.01. As explained in Note 1, as a result of the restructuring on October 17, 2015, the Company issued 183,921,600 common shares and 188,921,600 special voting shares, all with a nominal value of €0.01. Therefore, at December 31, 2015, the fully paid-up share capital of the Company was €3,778 thousand, consisting of 188,921,600 common shares and the same number of special voting shares.

The authorized share capital of the Company is €7,500,000, divided into 375,000,000 common shares with nominal value of €0.01 per share and an equal number of special voting shares with nominal value of €0.01 per share.

For changes in share capital subsequent to December 31, 2015, see Note 23.

Share premium

Share premium at December 31, 2015 amounts to €5,975,434 thousand and comprises (i) €5,974,272 thousand arising from the shares issued to FCA and Piero Ferrari as a result of the corporate restructuring transaction as described in Note 2 and (ii) €1,162 thousand relating to a share premium contribution made by FCA N.V. in connection with the restructuring transactions.

Special Voting Shares

In connection with the Restructuring, the Company issued 188,921,600 special voting shares to FCA and Piero Ferrari (see Note 2). The purpose of the loyalty voting structure is to reward long-term ownership of the Company’s common shares and to promote stability of the Company’s shareholder base by granting long-term shareholders of the Company with special voting shares. Investors who purchased common shares in the initial public offering may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve and the special voting shares do not carry any entitlement to any other reserve of the Company. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

As a result of the Separation (FCA’s distribution of its shareholding in the Company to the shareholders and holders of mandatory convertible securities on January 3, 2016), the special voting shares held by FCA were distributed to the FCA shareholders holding FCA special voting shares prior to the distribution. See Note 23 for further details.

Legal Reserves

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity up to at least the total amount of the legal reserve, as well as other reserves mandated per the Company Articles of Association. At December 31, 2015, the Company had the following legal and non-distributable reserves:

•	The UK Branch operates in Pounds Sterling. At each reporting period, the assets and liabilities within the UK branch are translated to Euro, and the respective foreign currency translation gain or loss is recorded in other comprehensive income. At December 31, 2015, the foreign currency translation reserve amounted to €0.7 thousand.

•	The Company records a statutory non-distributable reserve equal to 1% of the nominal value of the special voting shares. The reserve has been calculated pro rata based on the number of days the special voting shares were in issuance. At December 31, 2015, this reserve amounted to €3.9 thousand.

Reconciliation of Equity and Net Profit/Loss

The reconciliation of consolidated equity to equity as per the Company Financial Statements is provided below:

At December 31, 2015
(€ thousand)
Equity attributable to Ferrari in the Consolidated Financial Statements	(25,123)
Combination of entities under common control adjustment (1)	6,076,253
Other comprehensive income reserves	(17,768)
Results of subsidiaries in consolidated financial statements since combination of entities under common control	(54,217)
Results of Ferrari N.V. in the separate financial statements	(18,050)

Equity in the Company Financial Statements	5,961,095

(1)	This adjustment represents the difference between the cost of the investment in Ferrari S.p.A. of €8,778,000 thousand based on an independent appraisal applied in the Company Financial Statements (See Note 2) and the carrying amount of the transferred assets and liabilities in the accounting records of the transferring entity (FCA) as applied in the Consolidated Financial Statements. (See Note 1 to the Consolidated Financial Statements)

The reconciliation of consolidated net profit to net loss as per the Company Financial Statements is provided below:

For the year ended December 31, 2015
(€ thousand)
Net profit in the Consolidated Financial Statements	287,816
Results of subsidiaries in consolidated financial statements	(305,866)

Net loss in the Company Financial Statements	(18,050)

15. Trade payables

At December 31, 2015, trade payables totaled €5,077 thousand. This amount includes related party payables of €1,835 thousand and third party payables of €3,242 thousand.

Related party payables of €1,835 thousand are due to Ferrari S.p.A. relating to the purchase of demo vehicles and parts. Trade payables with third parties amounted to €3,242 thousand, mainly relating to amounts for legal and professional services.

Amounts are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

16. Debt

The breakdown of debt by nature and by maturity is as follows:

	At December 31, 2015
	Due within one year	Due between one and five years	Total
	(€ thousand)
Borrowings from banks	657,320	1,261,897	1,919,217
Financial liabilities with related parties	1,004,449	—	1,004,449

Total debt	1,661,769	1,261,897	2,923,666

Borrowings from banks

At December 31, 2015, borrowings from banks amounted to €1,919,217 thousand and includes (i) €1,420,230 thousand relating to a new term loan and (ii) €498,987 thousand relating to a new bridge loan.

The following table provides additional details of borrowings from banks:

	At December 31, 2015
	Currency	Principal	Book Value	Interest Rate
	(€ thousand)
Term Loan	Euro	1,425,000	1,420,230	EURIBOR 3M +90bps
Bridge Loan	Euro	500,000	498,987	EURIBOR 1M +40bps

Total borrowings from banks		1,925,000	1,919,217

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers entered, into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

The Bridge Loan has a 12 month maturity with an option for the Company to extend once for a six-month period. The Bridge Loan bears interest at a rate per annum equal to the aggregate of EURIBOR plus a margin increasing from 40 basis points to 145 basis points depending on the number of months elapsed from first drawdown. The Term Loan and the RCF each have a maturity of five years. The Term Loan bears interest at a rate per annum equal to the aggregate of EURIBOR, plus a margin ranging from 50 basis points to 105 basis points depending on the applicable Consolidated Total Net Debt to Consolidated Adjusted EBITDA ratio, calculated in accordance with the terms of the Facility. Loans under the RCF may be drawn in Euros or an alternative currency at our option. The RCF bears interest at a rate per annum equal to the aggregate of EURIBOR with respect to loans in euros, or LIBOR with respect to loans in other currencies, plus a margin ranging from 35 basis points to 90 basis points depending on the applicable Consolidated Total Net Debt to Consolidated Adjusted EBITDA ratio, calculated in accordance with the terms of the Facility.

As of December 31, 2015, the proceeds of the Bridge Loan and the Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA. The Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc. The Company intends to refinance the Bridge Loan prior to its maturity with longer term debt, including through capital markets or other financing transactions. As of December 31, 2015, the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

The Facility is unsecured and provides for mandatory prepayments, affirmative and negative covenants and events of default in a form customary for bank financings of investment grade borrowers in the European syndicated loan market. The Facility has no financial maintenance covenants. Mandatory prepayments are required, subject to certain exceptions, in the event of a change of control, as well as, with respect to the Bridge Loan only, (i) issuance of debt securities in capital markets transactions,

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

and (ii) certain relevant disposals. Negative covenants include (i) limitations on our ability to provide security for other financial indebtedness, (ii) restrictions on the financial indebtedness that our subsidiaries may incur or have outstanding, and (iii) restrictions on our ability to make certain disposals of assets, in each cases subject to various exceptions and qualifications. Events of default include (i) failure to make payments when due, (ii) other breaches under the Facility not remedied within a 30-day grace period, (iii) breaches of representations and warranties, (iv) attachment by creditors of, or distress, execution, sequestration or other process enforced upon, the whole or any material part of the Group’s assets, (v) cross-payment default or cross-acceleration with certain other financial indebtedness, (vi) cessation of business, (vii) seizure, nationalization or expropriation of material assets; or (viii) bankruptcy or other insolvency proceedings.

At December 31, 2015 the Company was in compliance with all covenants under the Facility.

The Facility is limited in recourse to Ferrari and the other members of the Group which borrow under the Facility.

Financial liabilities with related parties

Financial liabilities with related parties mainly comprised loans from Ferrari S.p.A. and Ferrari North Europe Limited (FNE Note).

The Ferrari S.p.A. loan amounted to €1,000,432 thousand at December 31, 2015. The proceeds of the loan were principally used to repay a portion of the FCA Note. The loan is due in December 2016 and bears floating rates of interest at 3-month EURIBOR plus a spread of 110 basis points.

The FNE Note amounted to €3,815 thousand at December 31, 2015. While this loan has no contractual due date, the Company expects to repay this loan during the first half of 2016. This loan bears interest at 2% per annum.

At December 31, 2015 a 10 basis point increase in interest rates on the floating rate financial liabilities, with all other variables held constant, would have resulted in a decrease in profit after tax of €2,121 thousand on an annualized basis.

Information on fair value measurement and qualitative and quantitative information on financial risks are provided in Note 26 and Note 29, respectively, to the Consolidated Financial Statements.

Further information on the Group’s liquidity is provided in the “Liquidity and Capital Resources” section of this Annual Report. Based on this information the Company deems the going concern assumption adequate.

17. Other current liabilities

At December 31, 2015, other current liabilities mainly includes €2,043 thousand of deferred income, of which €1,907 thousand was with third parties and €136 thousand was with related parties. Deferred income principally relates to advances received from dealers for marketing-related events, such as new car launches.

Other current liabilities also includes €308 thousand relating to a currency swap entered into to hedge exposure to foreign currency exchange fluctuations of a U.S. Dollar denominated related party receivable. See Note 12.

Other current liabilities also includes employee bonus accrual of €172 thousand.

18. Audit fees

The fees for services provided by the Company’s independent auditor, Ernst & Young Accountants LLP and its member firms and/or affiliates, to the Company and its subsidiaries are broken down as follows:

	For the year ended December 31,
	2015	2014
	(€ thousands)
Audit fees	2,935	480
Audit-related fees	19	3
Tax fees	29	19
All other fees	—	—

TOTAL	2,983	502

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

The audit fees in 2015 include the audit fees of the IPO and comfort letters.

Audit fees of Ernst & Young Accountants LLP amounted to €35 thousand in 2015. No other services were performed by Ernst & Young Accountants LLP.

19. Remuneration

Detailed information on Board of Directors and key officer compensation is included in the ‘Corporate Governance’ and ‘Remuneration of Directors’ sections to the Annual Report.

20. Commitments and contingencies

At December 31, 2015 the Company had guaranteed debt of its subsidiary Ferrari Financial Services Inc. The book value of the related debt at December 31, 2015 was €167,470 thousand.

21. Related party disclosures

Transactions with related parties mainly arise from the following:

•	Purchase of demo vehicles and parts from Ferrari S.p.A.

•	Corporate services and recharge of expenses to Ferrari S.p.A.

•	Financial liabilities with Ferrari S.p.A. and Ferrari North Europe Ltd.

•	Financial receivables with Ferrari Financial Services Inc. and FCA N.V.

The impact of transactions with related parties on the Company Financial Statements is disclosed separately in the relevant notes.

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

22. Organizational Structure

The following table sets forth the Company’s subsidiaries and associates at December 31, 2015.

Name	Country	Nature of business	Shares held by the Group
Subsidiaries consolidated on a line-by-line basis
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%
Ferrari Japan KK	Japan	Importer and distributor	100%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%
Ferrari Far East Pte Limited	Singapore	Service company	100%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%
Ferrari South West Europe S.a.r.l.	France	Service company	100%
Ferrari Central East Europe GmbH	Germany	Service company	100%
G.S.A. S.A.	Switzerland	Service company	100%
Ferrari North Europe L.t.d.	UK	Service company	100%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%
Ferrari Financial Services S.p.A.	Italy	Financial services	100%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%

Indirectly held through other Group entities
Ferrari Financial Services A.G.	Germany	Financial services	100%
Ferrari Financial Services Inc.	USA	Financial services	100%
Ferrari Financial Services Japan KK	Japan	Financial services	100%
Ferrari Auto Securitization Transaction, LLC	USA	Securitization	100%
410, Park Display Inc.	USA	Company holding real estate	100%

Subsidiaries valued at cost
Fondazione Ferrari	Italy	Service company	100%
Scuderia Ferrari Club S.c.a.r.l.	Italy	Service company	94%
New Business 33 S.p.A.	Italy	Holding company	100%

Associated companies valued at cost
Fondazione Casa di Enzo Ferrari	Italy	Service company	25%

Branches
UK Branch	UK	Sales and after sales support

23. Subsequent events

The Company has evaluated subsequent events through February 25, 2016, which is the date the financial statements were authorized for issue. The following events occurred:

Settlement of Financial Receivable

The financial receivable due from Ferrari Financial Services Inc. of €92,607 thousand (USD$100 million), and the related currency swap financial instrument that was entered into to hedge foreign exchange risk, were settled in January 2016.

Ferrari N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

The Separation

As explained in Note 1, the Restructuring transactions were completed in October 2015. The remaining steps of the Separation were completed between January 1 and January 3, 2016 and were performed through two consecutive demergers followed by a merger under Dutch law. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

Following the Separation, the share capital of Ferrari N.V. amounted to €2.5 million, comprising 193,923,499 common shares and 56,497,618 special voting shares all with nominal value of €0.01 per share. Ferrari N.V. has 5,000,000 common shares held in treasury.

Following the Separation, the cash pooling and financial liabilities with the FCA Group were settled and the relevant agreements were terminated. The derivative contracts which were previously held by FCA were novated to Ferrari S.p.A.

The Separation had no impact on the Company’s results of operations or financial position.

Finally, on January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.

Distribution of Reserves

On February 19, 2016 the Board of Directors approved a distribution of €0.46 per share, amounting to a total distribution of €87 million. The distribution will be made from the share premium reserve which is a distributable reserve under Dutch law. These financial statements do not reflect this distribution.

February 25, 2016

Board of Directors

Sergio Marchionne

Piero Ferrari

Amedeo Felisa

Louis C. Camilleri

Eddy Cue

Sergio Duca

Giuseppina Capaldo

Elena Zambon

Other Information

Independent Auditor’s Report

The report of the Company’s independent auditor, Ernst & Young Accountants LLP, the Netherlands is set forth following this Annual Report.

Dividends

Dividends will be determined in accordance with the articles 23 of the Articles of Association of Ferrari N.V. The relevant provisions of the Articles of Association read as follows:

1. The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.

2. The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares.

3. From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

4. The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal value of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5. Any profits remaining thereafter shall be at the disposal of the general meeting of Shareholders for distribution of profits on the common shares only, subject to the provision of paragraph 8 of this article.

6. Subject to a prior proposal of the Board of Directors, the general meeting of Shareholders may declare and pay distribution of profits and other distributions in United States Dollars. Furthermore, subject to the approval of the general meeting of Shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 6, the Board of Directors may decide that a distribution shall be made in the form of shares or that Shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7. The Company shall only have power to make distributions to Shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid in and called up part of the share capital and the reserves that must be maintained pursuant to Dutch law and the Company’s Articles of Association. No distribution of profits or other distributions may be made to the Company itself for shares that the Company holds in its own share capital.

8. The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9. The Board of Directors shall have power to declare one or more interim distributions of profits, provided that the requirements of paragraph 7 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Section 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and distributions of profits is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10. The Board of Directors may determine that distributions are made from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the Shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

11. Distributions of profits and other distributions shall be made payable in the manner and at such date(s) - within four (4) weeks after declaration thereof - and notice thereof shall be given, as the general meeting of Shareholders, or in the case of interim distributions of profits, the Board of Directors shall determine.

12. Distributions of profits and other distributions, which have not been collected within five (5) years and one (1) day after the same have become payable, shall become the property of the Company.

On February 19, 2016 the Board of Directors resolved to make a distribution of Euro 0.46 per common shares in accordance with paragraph 10 of Article 23 of the Articles of Association.

Appropriation of profit or treatment of loss

The loss recorded for the 2015 year will be added to the accumulated losses.

Branch offices

Please make reference to Note 22 of the Company Financial Statements included in this Annual Report.

Subsequent events

Please make reference to Note 23 of the Company Financial Statements included in this Annual Report.

Independent auditor’s report

To: the shareholders and audit committee of Ferrari N.V.

Report on the audit of the financial statements 2015

Our opinion

We have audited the financial statements 2015 of Ferrari N.V. (the Company), incorporated in Amsterdam, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements (collectively referred to as the “financial statements”).

In our opinion the financial statements give a true and fair view of the financial position of Ferrari N.V. as at December 31, 2015 and of its result and its cash flows for 2015 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code

The financial statements comprise:

•	The consolidated and company statement of financial position as at December 31, 2015

•	The following statements for 2015: the consolidated and company income statement, the consolidated and company statements of comprehensive income, changes in equity and cash flows

•	The notes comprising a summary of the significant accounting policies and other explanatory information

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the Our responsibilities for the audit of the financial statements section of our report.

We are independent of Ferrari N.V. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality

Materiality	€20 million
Benchmark used	Approximately 5% of consolidated pre-tax income
Additional explanation	We consider an earnings-based measure, particularly profit before tax, as the appropriate basis for determining our overall materiality because the users of the financial statements of profit-oriented entities tend to focus on operational performance.

We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the audit committee that misstatements in excess of € 1 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

Ferrari N.V. is the parent of a group of entities. The financial information of this group is included in the consolidated financial statements of Ferrari N.V. The group has industrial, selling and financial services companies located in 10 countries and a commercial presence in 60 markets worldwide.

Our group audit mainly focused on significant group entities. Group entities are considered significant components either because of their individual financial significance or because they are likely to include significant risks of material misstatement due to their specific nature or circumstances. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or for specific items. In establishing the overall approach to the audit, we determined the type of work that is needed to be done by us, as group auditors or by component auditors derived from certain member firms of Ernst & Young Global Limited and operating under our instructions.

Accordingly, we identified two group entities, which, in our view, required an audit of their complete financial information, either due to their overall size or their risk characteristics. Specific audit procedures on certain balances and transactions were performed on a further eight entities.

In total, group entities within the scope of our audit comprise 99% of revenues and 99% of pre-tax income and 99% of the group’s total assets.

By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence to provide a basis van our opinion on the consolidated financial statements.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the audit committee. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our audit response
Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership have been transferred to the customer, delivery has occurred, generally when the vehicle is released to the carrier responsible for transportation to dealers, or services have been rendered, the price of the transaction is fixed and determinable, even considering estimation of discounts, incentives, bonuses and rebates.

The Company disclosed its accounting policy for revenue recognition in section “2. Significant Accounting policies” of the consolidated financial statements.

We obtained an understanding of the processes related to revenue recognition and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed a combination of internal control and substantive audit procedures to address the revenue recognition. Our focus included examining main standard contracts by dealer, performing extensive sales cut-off procedures, testing the calculation of underlying data for sales incentive accruals and performing disaggregated analytics over key revenues streams, such as sales of cars and engines, and comparisons with prior periods.
Scheduled maintenance revenues

At December 31, 2015 the recorded amount of deferred income in connection with genuine maintenance program was € 24.0 million.

The Company sells a range of models with a scheduled maintenance program to ensure that the cars are maintained to the highest standards to meet Ferrari’s strict requirements for performance and safety. The amount of revenues from the sale of such programs is initially recorded as deferred income, and subsequently recognized in income based on the maintenance program period. The assessment of income to be recognized from the programs is based on the estimated fair value of the service to be provided.

The assessment of income to be recognized from the programs is based on the estimated fair value of the service to be provided.

The Company disclosed its accounting policy for revenue recognition in section “2. Significant Accounting policies” of the consolidated financial statements.

We obtained an understanding of the processes related to revenue recognition and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed a combination of internal control and substantive audit procedures to address the scheduled maintenance revenue recognition. Our focus included assessing key terms of the scheduled maintenance program implemented by the Company, testing the calculation of underlying data and assumptions used for deferring and recognizing revenues over the service period, and performing disaggregated analytics.
Provisions for product warranties

At December 31, 2015 the provisions for product warranties amounted to € 76.3 million.

The Group issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term; the reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments.

In addition, the Group periodically initiates voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles sold; the estimated future costs of the service and recall actions are based primarily on historical claims experience for the Group’s vehicles.

The Company disclosed its accounting policy for product warranty and liabilities in section “2. Significant Accounting policies” of the consolidated financial statements.

We obtained an understanding of the warranty process, evaluated the design of, and performed tests of controls in this area. Our focus included evaluating the appropriateness of the Group’s methodology, evaluating and testing assumptions used in the determination of the warranty and recall provisions and testing the validity of the data used in the calculations.

Accounting and valuation of investments in subsidiaries in company financial statements

At December 31, 2015 the investments in subsidiaries in the company financial statements amounted to € 8.8 billion.

The investments in subsidiaries are valued at cost. The initial investment in Ferrari S.p.A. arising from the restructuring is based on an independent valuation.

The company assessed that there was no impairment indicator based on the share price at the balance sheet date and the date the financial statements were authorized for issuance. The impairment test performed in the consolidated financial statements also did not trigger an impairment.

The Company disclosed the accounting for its investment in subsidiaries and the basis for an impairment trigger in note 9 to the company financial statements.

We have verified the restructuring transactions and the appropriate accounting for Ferrari S.p.A. in the company financial statements. We further reviewed management assessment that there was no impairment indicator based on the share price of Ferrari N.V. and/or the impairment analysis performed in the consolidated financial statements.

Responsibilities of management and the audit committee for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the Board Report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The audit committee is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all errors and fraud.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included, e.g.:

•	Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause an the company to cease to continue as a going concern.

•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures

•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities within the scope of our audit.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Report on other legal and regulatory requirements

Report on the Board Report and the other information

Pursuant to legal requirements of Part 9 of Book 2 of the Dutch Civil Code (concerning our obligation to report about the Board Report and other information):

•	We have no deficiencies to report as a result of our examination whether the Board Report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code, and whether the information as required by Part 9 of Book 2 of the Dutch Civil Code has been annexed

•	We report that the Board Report, to the extent we can assess, is consistent with the financial statements

Engagement

We were engaged by the audit committee of Ferrari N.V. on September 29, 2015 to perform the audit of its 2015 financial statements and have continued as its statutory auditor since then.

Rotterdam, February 25, 2016

Ernst & Young Accountants LLP

/s/ Pieter Laan